
13001468

RECEIVED
MAY 28 2013
OFFICE OF THE SECRETARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X No __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Annual Report-Year 2012-13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 24, 2013

By: /s/ Shanthi Venkatesan

Name: Shanthi Venkatesan

Title: Deputy General Manager

19th Annual Report and Accounts 2012-2013

Promoting Inclusive Growth




ICICI Bank







ICICI Bank | khayaal aapka


ICICI Bank

A network that spans
the rural hinterland



Fostering savings and
building rural wealth

Promoting Inclusive Growth

Inclusive growth has to encompass all segments of the population not only by income but by where they live – be it urban India or rural India. The penetration of financial services is low in rural India, and enhancing access to financial services is an important pillar of inclusive growth.

Today, rural India is evolving rapidly and is changing in character. It has diversified from just agriculture to manufacturing and services sectors. Rural India has demonstrated the potential to be a sustainable growth engine for the economy.

Our rural and inclusive banking strategy is to rapidly expand in the rural markets, leverage our strengths in technology and deliver relevant products and services to the rural and unbanked population through a multi-channel network.



Credit services for strengthening the value chain



Facilitating remittances in rural areas

Contents

Message from the Chairman 02
Message from the Managing Director & CEO 04
Board of Directors 06
Board Committees 06
Directors' Report 07
Auditors' Certificate on Corporate Governance 39
Business Overview 40
Management's Discussion and Analysis 52
Key Financial Indicators 75

FINANCIALS
Independent Auditors' Report F1
Balance Sheet F2
Profit and Loss Account F3
Cash Flow Statement F4
Schedules F5
Statement pursuant to Section 212 of the Companies Act, 1956 F52
Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries F53
BASEL II - Pillar 3 Disclosures (Consolidated) F95
Glossary F132

PROMOTING INCLUSIVE GROWTH P1

ENCLOSURES
Notice
Attendance Slip and Form of Proxy

REGISTERED OFFICE
Landmark
Race Course Circle
Vadodara 390 007
Tel : +91-265-6617260
Fax : +91-265-6617341

CORPORATE OFFICE
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel : +91-22-26531414
Fax : +91-22-26531122

STATUTORY AUDITORS
S. R. Batliboi & Co. LLP,
Chartered Accountants
14th Floor, The Ruby,
29, Senapati Bapat Marg,
Dadar (W)
Mumbai 400 028

REGISTRAR AND TRANSFER AGENTS
3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703

Message from the Chairman



K.V. KAMATH Chairman

Fiscal 2013 has been a challenging year for the Indian economy. Growth has slowed to levels lower than we have seen in a long time. The current account deficit has increased substantially, which along with other factors has put pressure on the currency. Credit and deposit growth have moderated, and interest rates remain high, albeit lower than a year ago. While policy measures by the Government during the second half of the year, most notably the reining in of the fiscal deficit, have begun to address the economic challenges, there continues to be widespread pessimism about India's future economic prospects and our ability to get back to 8% GDP growth. In my view, we do have the ability to get back on a high growth path, if we understand the causes of the current slowdown and address them appropriately.

Economic growth has been impacted by a slowdown in investment activity. This is largely attributable to delays in execution and cash flow generation in existing projects under implementation, primarily arising out of issues around access to land and natural resources, and administrative and environmental clearances. The hectic pace of investment activity in earlier years has led to concerns that interests of local stakeholders and environmental issues have not been given due attention. There is indeed a need to have a robust policy framework that balances the priorities of investment with other considerations. What is important is for us to put this in place quickly and maintain its stability so that the rules of doing business are clear and are consistently followed.

Consumption demand and consumer-related sectors have also been impacted by inflation and high interest rates. The moderation in core inflation and the progress on fiscal consolidation have given the monetary authorities the space to reduce interest rates, and this process has commenced. Going forward, one would hope for a continued reduction in interest rates to help create conditions for growth.

Both the manufacturing and domestic services sectors will benefit from the above sets of measures, given the close inter-linkages across various parts of the economy. The rural economy has already made significant gains in terms of diversification of activity and increase in incomes, and continues to have the potential for robust growth. The export-oriented knowledge-based services sector will need to continue to evolve to meet the changing needs of the global consumers of their services, focusing on value addition and building capabilities in emerging areas of information technology. This sector has demonstrated its ability to capitalise on new opportunities in the past, and I believe will continue to do so.

Further, a number of long-term measures are under consideration or implementation that will boost the efficiency and productivity of the economy. These include the rollout of Aadhaar, the introduction of direct benefit transfers to beneficiaries' bank accounts and the introduction of goods & services tax.

In summary, the Indian economy continues to have the potential for sustained high growth. There has been positive movement in some areas, with the fiscal deficit being contained and inflation moderating, though the current account deficit continues to be high. Creating the right policy framework for capital formation and further easing of interest rates would be the immediate priorities, even as long-term policy initiatives are taken to enhance economic efficiency. With these enablers in place, the natural entrepreneurial mindset and aspirational energy of the country will move us quickly back to a high growth path.

Even as we in India focus on addressing the domestic issues at hand, we must not lose sight of the transformational changes taking place globally and the opportunities they create for us. These changes are being driven by technology, which has already in just the last decade changed the way we live and work. The increasing computing power and dropping costs of mobile devices, and expanding access to affordable bandwidth, means that an ever-growing number of people have in their hands a device with great functionality that they can use to access and share information as well as transact business. And this is not a one-way street – each person is becoming an information node that feeds into a global data pool. Increasingly sophisticated techniques are being developed to mine this data pool for a diverse range of applications – designing products & services, increasing sales, improving the quality of education, preventing disease, protecting the environment, enhancing economic empowerment, solving unanswered scientific questions – the list is long. India already has the fifth largest smartphone user base globally, mobile internet access has overtaken desktop access in terms of share of traffic and the number of mobile internet users is almost doubling every year. These trends, coupled with dropping costs and the rollout of Aadhaar, offer the opportunity for new paradigms in business, education, healthcare and other areas.

The ICICI Group under its able executive management team is focused on strengthening its franchise, capitalising on new opportunities and investing in growth while exercising prudence where required in the context of challenges in the environment. I believe this strategic approach will drive continued strong performance in the years ahead.

With best wishes,

K.V. Kamath

Message from the Managing Director & CEO



CHANDA KOCHHAR Managing Director & CEO

In fiscal 2013, we followed a three-pronged strategy of balancing growth, profitability and risk management. Through this approach, we achieved several key milestones, thereby further strengthening our platform for profitable growth.

The year witnessed several challenges in the operating and business environment. Even as the global economic environment continued to be subdued, we saw a significant slowdown in economic growth in India. While India's long-term economic fundamentals and growth potential are strong, the current challenges have had implications for business sentiment, corporate profitability and banking sector growth & asset quality. I am happy to report that despite these developments, our strategy of balancing growth, profitability and risk management has enabled us to make continued progress on our strategic path.

Let me take this opportunity to share with you some of our key achievements during fiscal 2013:

- In fiscal 2013 was the first full year where ICICI Bank achieved full year net interest margins of above 3.0%. This is the result of our consistent efforts to improve our funding profile as well as spreads in both our domestic and international businesses. Our strong deposit franchise is reflected in our current & savings account (CASA) ratio of about 42% at March 31, 2013, despite the low growth in demand deposits for the system.
- The focus on operating efficiency continued into fiscal 2013, with equal emphasis on controlling costs and generating higher revenues. This resulted in a reduction in the cost-to-income ratio for the Bank from 42.9% in fiscal 2012 to 40.5% in fiscal 2013.
- The trends in asset quality for the banking sector have not been encouraging in fiscal 2013. The banking sector has seen significant additions to non-performing assets (NPA) and restructured loans during the year. Despite these systemic trends, ICICI Bank's asset quality continued to remain stable. Our net NPA ratio at March 31, 2013 was 0.64% compared to 0.62% at March 31, 2012. In fiscal 2013, we restructured loans aggregating about ₹ 17.00 billion - significantly lower than the loan restructuring of about ₹ 36.00 billion in the previous financial year. As a result of the above, we were able to contain total provisions as a percentage of average loans at 66 basis points in fiscal 2013 - marginally lower than the levels seen in fiscal 2012.
- Fiscal 2013 also saw a significant improvement in our retail lending growth – a key target that we had set for ourselves since fiscal 2012. Our organic retail loan growth reached 25% on a year-on-year basis at March 31, 2013. This sets the base for continued momentum in this area going forward. On an overall basis, our domestic loan growth of 18% year-on-year at March 31, 2013 was ahead of overall banking system credit growth.
- The combined effect of improvement in profitability parameters and growth in business volumes was reflected in a 29% growth in ICICI Bank's profit after tax to ₹ 83.25 billion in fiscal 2013. This translates into an increase of over 20 basis points in the Bank's return on assets to 1.66%.
- During fiscal 2013, we continued to see healthy improvement in our consolidated profit after

tax, with a growth of 26% to ₹ 96.04 billion. The consolidated return on equity (RoE) improved from 13.0% in fiscal 2012 to 14.7% in fiscal 2013.

- We continued to maintain a very strong capital position that will support growth in the coming years. We are focused on further enhancing RoE by evaluating capital deployment across our businesses to enhance the efficiency of capital utilization, and pursuing profitable growth. As part of this process, ICICI Bank received aggregate capital repatriation of USD 100 million from its UK subsidiary in fiscal 2013.

While achieving improved financial performance, we continued our efforts to strengthen our franchise and build capabilities for future growth. During the year, we continued to focus on enhancing our customer proposition through a combination of physical & technology platforms and innovative product offerings. In fiscal 2013, we added 348 branches and 1,475 ATMs to our network, taking our branch and ATM network to 3,100 and 10,481 respectively at March 31, 2013. We also focused on increasing convenience for customers by expanding our technology-based offerings, including 24x7 electronic branches and tab banking. We introduced innovative product features such as the "MySavings Rewards" programme and the "iWish" flexible recurring deposit product. With over 2.0 million fans at March 31, 2013, our Facebook page not only had the largest fan base, but also the highest engagement rates in comparison to other Indian banks. Our endeavour, going forward, will be to continue to build on these improvements and leverage our strong capital base and franchise to further enhance the returns that we generate for our shareholders.

We also continued to play a proactive role in nation building. The ICICI Group's current activities in this regard range from financial inclusion to working in the areas of education, healthcare and sustainable livelihoods. During fiscal 2013, we substantially expanded our presence in rural markets through a combination of branches and business correspondent channels. We established 152 rural branches (including 127 low cost branches in unbanked villages), representing over 40% of our total branch additions during the year. At March 31, 2013, we had about 14.9 million financial inclusion accounts with over 13,500 villages under the coverage of our financial inclusion plan. Our strategy is to provide a comprehensive product suite encompassing savings, credit and remittances to customers in rural India, through a multi-channel network.

Our initiatives in education, healthcare and livelihoods are delivered through the ICICI Foundation for Inclusive Growth. In the area of elementary education, we have partnered with the state governments of Rajasthan and Chhattisgarh to improve teaching and learning outcomes in the state-run schools. This includes designing syllabi, developing new textbooks and providing teacher training modules for the state-run schools. In the area of healthcare, we achieved success in our pilot programme to provide insured outpatient care to the poor. The Government has therefore decided in principle to incorporate outpatient care into the flagship Rashtriya Swasthya Bima Yojana. In the area of livelihoods, we strengthened the functioning and reach of our rural self-employment training institutes in Rajasthan. We have identified skill building among the youth as a key priority, and are working on creating a large-scale initiative in this area.

Going forward, we will continue to strengthen our franchise to position ourselves to take advantage of the long-term growth opportunities arising out of India's economic growth, while navigating the short term economic cycles. The milestones that we achieved in fiscal 2013 are reflective of this approach. Our focus will be to build on these achievements and deliver sustainable value creation for all our stakeholders. As always, I look forward to your continued support in this endeavour.

With best wishes,

Chanda Kochhar

Board of Directors


K. V. Kamath
Chairman


Chanda Kochhar
Managing Director & CEO


Dileep Choksi


Homi Khusrokhan


Arvind Kumar


Swati Piramal


M. S. Ramachandran


Tushaar Shah


V. Sridar


N. S. Kannan
Executive Director & CFO


K. Ramkumar
Executive Director


Rajiv Sabharwal
Executive Director

Presidents

Vijay Chandok
Zarin Daruwala

Senior General Managers

Sandeep Batra
Group Compliance Officer & Company Secretary
Sudhir Dole
Mukeshkumar Jain
K.M. Jayarao
Rakesh Jha
Maninder Juneja
Shilpa Kumar
Anita Pai
Kumar Ashish
Suresh Badami
Sanjay Chougule
Sujit Ganguli
Ajay Gupta
Anil Kaul
Sanjeev Mantri
Ravi Narayanan
Amit Palta
Sanker Parameswaran
Murali Ramakrishnan
Supritha Shetty
Saurabh Singh
G. Srinivas
Sriram H
T. K. Srirang
Rahul Vohra

Board Committees

Audit Committee
Homi Khusrokhan, *Chairman*
Dileep Choksi, *Alternate Chairman*
M. S. Ramachandran
V. Sridar

Board Governance, Remuneration & Nomination Committee
K. V. Kamath, *Chairman*
Homi Khusrokhan
M. S. Ramachandran

Corporate Social Responsibility Committee
M. S. Ramachandran, *Chairman*
Arvind Kumar
Tushaar Shah
Chanda Kochhar

Credit Committee
K.V. Kamath, *Chairman*
Homi Khusrokhan
M. S. Ramachandran
Chanda Kochhar

Customer Service Committee
K. V. Kamath, *Chairman*
M. S. Ramachandran
V. Sridar
Chanda Kochhar

Fraud Monitoring Committee
V. Sridar, *Chairman*
K. V. Kamath
Dileep Choksi
Homi Khusrokhan
Arvind Kumar
Chanda Kochhar
Rajiv Sabharwal

Information Technology Strategy Committee
Homi Khusrokhan, *Chairman*
K. V. Kamath
V. Sridar
Chanda Kochhar

Risk Committee
K. V. Kamath, *Chairman*
Dileep Choksi
Homi Khusrokhan
Arvind Kumar
V. Sridar
Chanda Kochhar

Share Transfer & Shareholders'/ Investors' Grievance Committee
Homi Khusrokhan, *Chairman*
V. Sridar
N. S. Kannan

Committee of Executive Directors
Chanda Kochhar, *Chairperson*
N. S. Kannan
K. Ramkumar
Rajiv Sabharwal

Directors' Report

Your Directors have pleasure in presenting the Nineteenth Annual Report of ICICI Bank Limited along with the audited statement of accounts for the year ended March 31, 2013.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2013 is summarised in the following table:

₹ billion, except percentages	Fiscal 2012	Fiscal 2013	% change
Net interest income and other income	182.36	222.12	21.8%
Operating expenses	78.50	90.13	14.8%
Provisions & contingencies[1]	15.83	18.02	13.8%
Profit before tax	88.03	113.97	29.5%
Profit after tax	64.65	83.25	28.8%

1. Excludes provision for taxes.

₹ billion, except percentages	Fiscal 2012	Fiscal 2013	% change
Consolidated profit after tax	76.43	96.04	25.7%

Appropriations

The profit after tax of the Bank for fiscal 2013 is ₹ 83.25 billion after provisions and contingencies of ₹ 18.02 billion, provision for taxes of ₹ 30.72 billion and all expenses. The disposable profit is ₹ 153.79 billion, taking into account the balance of ₹ 70.54 billion brought forward from the previous year. In accordance with the guidelines prescribed by Reserve Bank of India (RBI) and the dividend policy adopted by the Bank, your Directors have recommended a dividend at the rate of ₹ 20.00 per equity share of face value ₹ 10 for the year and have appropriated the disposable profit as follows:

₹ billion	Fiscal 2012	Fiscal 2013
To Statutory Reserve, making in all ₹ 110.74 billion	16.17	20.82
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income-tax Act, 1961, making in all ₹ 45.79 billion	6.50	7.60
To Capital Reserve, making in all ₹ 22.17 billion	0.38	0.33
To Revenue and other reserves, making in all ₹ 49.90 billion[1]	0.02	0.03
Dividend for the year (proposed)		
– On equity shares @ ₹ 20.00 per share (@ ₹ 16.50 per share for fiscal 2012)[2]	19.02	23.07
– On preference shares (₹)	35,000	35,000
– Corporate dividend tax	2.20	2.92
Leaving balance to be carried forward to the next year	70.54	99.02

1. Includes transfer to Reserve Fund and Investment Fund account ₹ 27.8 million for fiscal 2013 (₹ 10.7 million for fiscal 2012) in accordance with regulations applicable to Sri Lanka branch. No amount was transferred to General Reserve in fiscal 2013 (₹ 3.2 million for fiscal 2012).
2. Includes dividend for the prior year paid on shares issued after the balance sheet date and prior to the record date.


आई सीआई सी आई बैंक
ICICI Bank
Khatwa Branch
ICICI Bank

A network that spans the rural hinterland

In order to support the growth of the rural markets, it is imperative that we are present at the heart of rural India. We have therefore expanded our reach and access through a strong network of rural branches and Business Correspondents.

Today we have 464 rural branches including 131 Gramin branches in unbanked villages. ICICI Bank's Gramin branches are specially designed to offer services which are required in these unbanked areas. Through these branches, the Bank facilitates banking services to customers in the villages and also facilitates payment of government benefits to beneficiaries.

To further reach out to the rural population, ICICI Bank has also tied up with over 25 business correspondents and has a network of over 7,500 customer service points (CSPs). Through its network of branches and business corespondents, the Bank covers over 13,500 villages. Going forward, we will continue to expand our rural network.



SUBSIDIARY COMPANIES

At March 31, 2013, ICICI Bank had 17 subsidiaries as listed in the following table:

Domestic Subsidiaries	International Subsidiaries
ICICI Prudential Life Insurance Company Limited	ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited	ICICI Bank Canada
ICICI Prudential Asset Management Company Limited	ICICI Bank Eurasia Limited Liability Company
ICICI Prudential Trust Limited	ICICI Securities Holdings Inc.[2]
ICICI Securities Limited	ICICI Securities Inc.[3]
ICICI Securities Primary Dealership Limited	ICICI International Limited
ICICI Venture Funds Management Company Limited	
ICICI Home Finance Company Limited	
ICICI Investment Management Company Limited	
ICICI Trusteeship Services Limited	
ICICI Prudential Pension Funds Management Company Limited[1]	

1. Subsidiary of ICICI Prudential Life Insurance Company Limited.
2. Subsidiary of ICICI Securities Limited.
3. Subsidiary of ICICI Securities Holdings Inc.

The Ministry of Corporate Affairs (MCA) *vide* its Circular No.51/12/2007-CL-III dated February 8, 2011 has granted general exemption under Section 212(8) of the Companies Act, 1956 to companies from attaching the accounts of their subsidiaries in their annual reports subject to fulfilment of certain conditions prescribed. Pursuant to the requirements of the above Circular, the Board of Directors of the Bank at its Meeting held on April 26, 2013 passed the necessary resolution granting the requisite approvals for not attaching the balance sheet, profit & loss account, report of the board of directors and report of the auditors of each of the subsidiary companies to the accounts of the Bank. The Bank will make available these documents/details upon request by any Member of the Bank. These documents/details will be

"During fiscal 2013, we continued to focus on enhancing our financial performance through an improvement in net interest margins, better treasury performance, reduction in cost ratios and stability in asset quality trends. We leveraged opportunities for growth in the domestic market with increasing growth momentum in retail lending, while maintaining our low cost funding profile. We have continued to invest in expanding our network and customer offerings & servicing capabilities, which combined with our strong capital base, position us well for future growth and for delivering improved returns to our shareholders."

N. S. KANNAN
Executive Director and Chief Financial Officer



"In our continuing endeavour to make *Khayaal Aapka* come alive to our customers, we have rolled out 24x7 fully electronic branches and electronic lobbies. They are the first of their kind in India. They give our customers the convenience and freedom to transact around the clock. In addition, our segmented approach to business has been designed to offer the best in class experience in banking, across customer segments. All our employees have internalised the *Khayaal Aapka* spirit. They look forward to making every engagement with our customers an enriching and satisfying experience."

K. RAMKUMAR
Executive Director

available on the Bank's website (www.icicibank.com) and will also be available for inspection by any Member of the Bank at its Registered Office and Corporate Office and also at the registered offices of the concerned subsidiaries. As required by Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities. A summary of key financials of the Bank's subsidiaries is also included in this Annual Report.

During fiscal 2013, ICICI Bank formed a joint venture with Bank of Baroda, Citicorp Finance and Life Insurance Corporation of India, to incorporate India Infradebt Limited, India's first infrastructure debt fund structured as a non-banking finance company.

DIRECTORS

Pursuant to the provisions of the Banking Regulation Act, 1949, Sridar Iyengar retired from the Board effective April 30, 2013 on completion of eight years as a non-executive Director. The Board placed on record its deep appreciation and gratitude for his guidance and contribution to the Bank.

The Board, at its Meeting held on April 26, 2013, appointed Dileep Choksi, a chartered accountant and former Joint Managing Partner of Deloitte in India as an additional Director effective April 26, 2013. Dileep Choksi holds office upto the date of the forthcoming Annual General Meeting (AGM) and is eligible for appointment.

In terms of the provisions of the Companies Act, 1956 and the Articles of Association of the Bank, K. V. Kamath, Tushaar Shah and Rajiv Sabharwal would retire by rotation at the forthcoming AGM and are eligible for re-appointment. K. V. Kamath, Tushaar Shah and Rajiv Sabharwal have offered themselves for re-appointment.

The Members of the Company previously by way of postal ballot in February 2009, approved the appointment of K. V. Kamath as non-executive Chairman of the Bank effective May 1, 2009 upto April 30, 2014 and the re-appointment of Chanda Kochhar as Joint Managing Director & CFO effective April 1, 2009 upto April 30, 2009 and her appointment as Managing Director & CEO effective May 1, 2009 upto March 31, 2014.



Fostering savings and building rural wealth

Easier access to financial services for the rural population will empower them to attain their full income potential and plan for their future. This will also help them benefit from and contribute to the nation's growth.

ICICI Bank through its rural and Gramin branches and business correspondents has facilitated the opening of about 14.9 million basic savings bank deposit accounts. Our branches partner with business correspondents to deliver savings related services to our low-income customers. We offer micro-savings accounts, recurring deposits, insurance policies and electronic benefit transfer for Social Security Pension (SSP) and the Mahatma Gandhi National Rural Employment Guarantee Scheme (MGNREGS).

These products are specially designed to combine convenience with security along with minimal paperwork. Our rural customers can make frequent deposits in small variable amounts with easy access.

As savings grow, the aspirations of the rural population will also rise giving a further boost to India's economic and social development.



Credit services for strengthening the value chain

The rural value chain, which extends from 'farm to fork', involves multiple stakeholders that straddle across villages and towns, comprising large companies, small agricultural enterprises and individuals such as farmers, agricultural traders, processors and rural entrepreneurs.

The efficiency and success of this value chain depends on each of the stakeholders being given adequate support and relevant credit facilities. This support will help them utilise agricultural inputs in a better manner, improve their farm production and make better use of the marketing infrastructure to sell their products.

To support sustainable growth of different stakeholders in the value chain, ICICI Bank offers a wide gamut of services and products to these entities. These offerings include working capital for farmers (Kisan Credit Card), agriculture term loans for purchase of cattle and irrigation equipment, loans against gold jewellery, finance against agricultural produce, credit facilities to rural entrepreneurs, finance for farm mechanisation and for transportation of agricultural produce.

The benefits that will accrue to the stakeholders from these solutions and services will contribute to their growth as well as to the holistic growth of the rural economy.



The Members at the Annual General Meeting (AGM) held on June 29, 2009 approved the appointment of N. S. Kannan as Executive Director (designated as Executive Director & CFO) for a period of five years effective May 1, 2009 upto April 30, 2014 and K. Ramkumar as Executive Director for a period of five years effective February 1, 2009 upto January 31, 2014.

The requisite approvals have been received from RBI for all the aforesaid appointments.

The Board at its Meeting held on April 26, 2013 (based on the recommendations of the Board Governance, Remuneration & Nomination Committee) approved the re-appointment of the following Directors of the Bank subject to the approval of Members and RBI for a further period of five years as given below:

I. K. V. Kamath as non-executive Chairman of the Bank for a period of five years effective May 1, 2014 upto April 30, 2019,
II. Chanda Kochhar as Managing Director & CEO of the Bank for a period of five years effective April 1, 2014 upto March 31, 2019,
III. N. S. Kannan as Executive Director (designated as Executive Director & CFO) of the Bank for a period of five years effective May 1, 2014 upto April 30, 2019 and
IV. K. Ramkumar as Executive Director of the Bank for a period of five years effective February 1, 2014 upto January 31, 2019.

The resolution for the re-appointments are proposed to the Members in the Notice of the current AGM vide item nos. 10-13 and the explanatory statements for these items include the duration and terms of re-appointment as well as remuneration. You are requested to consider the re-appointment of the above Directors.

The Members approved the appointment of Rajiv Sabharwal as Executive Director for a period of five years effective June 24, 2010 upto June 23, 2015 at the AGM held on June 28, 2010. RBI has approved the appointment of Rajiv Sabharwal as an Executive Director for a period of three years effective June 24, 2010 upto June 23, 2013. An application has been made to RBI seeking approval for re-appointment of Rajiv Sabharwal as an Executive Director for a further period of two years effective June 24, 2013 upto June 23, 2015.

AUDITORS

The Members are informed that while the registration number of the statutory auditors continues to remain the same, the name of the

"We will continue to innovate and leverage technology to meet the changing needs of our customers. Our products and services will address customers across age groups, as we strive to remain their preferred bank for life. Our various channels of branch banking, mobile banking, internet, ATMs and social media will continue to offer the best in class experience. We will further increase our commitment to rural India by increasing our branch footprint and business correspondent network."

RAJIV SABHARWAL
Executive Director

statutory auditors which was formerly S. R. Batliboi & Co., Chartered Accountants has been changed to S. R. Batliboi & Co. LLP, Chartered Accountants with effect from April 1, 2013 consequent to their conversion into a limited liability partnership.

The auditors, S. R. Batliboi & Co. LLP, Chartered Accountants will retire at the ensuing AGM. As recommended by the Audit Committee, the Board has proposed the appointment of S. R. Batliboi & Co. LLP, Chartered Accountants as statutory auditors for fiscal 2014. Their appointment is subject to the approval of RBI. The appointment of the auditors is proposed to the Members in the Notice of the current AGM *vide* item no.7. The explanatory statement to the notice sets out the facts with respect to the change in name. You are requested to consider their appointment.

PERSONNEL

The statement containing particulars of employees as required under Section 217(2A) of the Companies Act, 1956 and the rules hereunder is given in an Annexure and forms part of this report. In terms of Section 219(1)(iv) of the Act, the Report and Accounts are being sent to the shareholders excluding the aforesaid Annexure. Any shareholder interested in obtaining a copy of the Annexure may write to the Company Secretary at the Registered Office of the Bank.

BUSINESS RESPONSIBILITY REPORTING

Securities and Exchange Board of India (SEBI) through a circular dated August 13, 2012 has mandated the inclusion of Business Responsibility (BR) Report as part of the Annual Report for the top 100 listed entities based on their market capitalisation on Bombay Stock Exchange and National Stock Exchange at March 31, 2012. The SEBI circular is effective from financial year ending on or after December 31, 2012. In line with the press release and FAQ's dated May 10, 2013 issued by SEBI, the BR Report has been hosted on the website of the Bank http://www.icicibank.com/aboutus/annual.html. Any shareholder interested in obtaining a physical copy of the same may write to the Company Secretary at the Registered Office of the Bank.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks, as follows:

- The Risk Committee of the Board reviews risk management policies of the Bank pertaining to credit, market, liquidity, operational, outsourcing and reputation risks, business continuity plan and disaster recovery plan. The Committee also reviews the risk management framework with respect to Enterprise Risk Management and risk appetite, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a wide range of Bank-specific and market (systemic) scenarios. Linkage of macroeconomic factors to stress test scenarios is also documented as a part of the ICAAP. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and material non-banking subsidiaries. The Committee reviews migration to the advanced



Facilitating remittances in rural areas

An economist once said that it is not just the volume of money, but also the timeliness and accuracy of its movement that are equally important for spurring the growth of an economy.

Following RBI's regulations permitting domestic remittances for non-account holders, ICICI Bank was among the first banks to commence its 'cash to account' transfer facility through its Business Correspondents. Within six months of its launch, the Bank was able to service 1,00,000 customers for transferring over ₹ 1 billion to their family members in an instant, convenient and secure manner.

We have innovated on different platforms that facilitate remittance services. Our 'Mobile Money' platform offered in conjunction with leading telecom providers enables customers to transfer money safely through their mobile phones.

Further, through Mobile Money, a gamut of financial services such as deposits and cash withdrawals, money transfer to third parties, prepaid mobile recharge and various utility bill payments are offered.

This platform is a big step forward towards making financial inclusion a reality across India.

approaches under Basel II and implementation of Basel III, risk return profile of the Bank, outsourcing activities, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, compliance, group, management and capital at risk as part of risk profile templates. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Risk Committee also reviews the Liquidity Contingency Plan (LCP) for the Bank and the threshold limits.

- Apart from sanctioning credit proposals, the Credit Committee of the Board reviews developments in key industrial sectors and the Bank's exposure to these sectors as well as to large borrower accounts and borrower groups. The Credit Committee also reviews the major credit portfolios, non-performing loans, accounts under watch, overdues and incremental sanctions.
- The Audit Committee of the Board provides direction to and monitors the quality of the internal audit function and also monitors compliance with inspection and audit reports of Reserve Bank of India, other regulators and statutory auditors.
- The Asset Liability Management Committee is responsible for managing liquidity and interest rate risk and reviewing the asset-liability position of the Bank.

Summaries of reviews conducted by these Committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group and Operational Risk Management Group. These groups are completely independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management policies and methodologies. The internal audit and compliance groups are responsible to the Audit Committee of the Board.

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees, generally comprising a majority of independent Directors and chaired by independent Directors, to oversee critical areas.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses regulatory and legal requirements, such as the terms of listing agreements with stock exchanges which aims at a high level of business ethics, effective supervision and enhancement of value for all stakeholders. The corporate governance framework adopted by the Bank already encompasses a significant portion of the recommendations contained in the 'Corporate Governance Voluntary Guidelines 2009' issued by the Ministry of Corporate Affairs, Government of India.

Whistle Blower Policy

ICICI Bank has formulated a Whistle Blower Policy. The policy comprehensively provides an opportunity for any employee of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also posted on the Bank's intranet.

ICICI Bank Code of Conduct for Prevention of Insider Trading

In accordance with the requirements of the Securities and Exchange Board of India (SEBI) (Prohibition of Insider Trading) Regulations, 1992, ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank (www.icicibank.com). Pursuant to Clause 49 of the Listing Agreement, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

CEO/CFO Certification

In terms of Clause 49 of the Listing Agreement, the certification by the Managing Director & CEO and Executive Director & CFO on the financial statements and internal controls relating to financial reporting has been obtained.

Covering letter of annual audit report to be filed with stock exchanges

In terms of Clause 31(a) of the Listing Agreement, the covering letter of the annual audit report to be filed with the stock exchanges (Form A) duly signed by the Managing Director & CEO, Executive Director & CFO, Auditors of the company and Chairman of the Audit Committee would be filed with the stock exchanges alongwith the copies of the Annual Reports.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 1956 and listing agreements entered into with stock exchanges, and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted ten committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Share Transfer & Shareholders'/Investors' Grievance Committee and Committee of Executive Directors. These Board Committees other than the Committee of Executive Directors currently comprise majority of independent Directors and are chaired by independent Directors.

At March 31, 2013, the Board of Directors consisted of 12 members. There were five Meetings of the Board during fiscal 2013 - on April 27, July 27, and October 26 in 2012 and January 31 and February 22 in 2013. The names of the Directors, their attendance at Board Meetings during the year, attendance at

the last AGM and the number of other directorships and board committee memberships held by them at March 31, 2013 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (June 25, 2012)	Number of other directorships		Number of other committee[3] memberships
			Of Indian public limited companies[1]	Of other companies[2]	
Independent Directors					
K. V. Kamath, *Chairman* *(Non-executive Director upto April 30, 2012 and Independent Director w.e.f. May 1, 2012)*	5/5	Present	1	1	-
Sridar Iyengar	5/5	Present	5	6	4(2)
Homi Khusrokhan	5/5	Present	5	3	4(1)
Arvind Kumar[(a)]	2/5	Absent	2	-	1(1)
Swati Piramal	2/5	Present	4	17	-
M. S. Ramachandran	4/5	Present	4	1	1
Tushaar Shah	5/5	Absent	-	-	-
V. Sridar	5/5	Present	8	2	4(2)
Wholetime Directors					
Chanda Kochhar	5/5	Present	4	3	-
N. S. Kannan	5/5	Present	4	2	1
K. Ramkumar	5/5	Present	2	-	1
Rajiv Sabharwal	5/5	Present	2	-	-

(a) Nominee of Government of India.

1. Comprises public limited companies incorporated in India.
2. Comprises private limited companies incorporated in India and foreign companies but excludes Section 25 companies and not for profit foreign companies.
3. Comprises only Audit Committee and Share Transfer & Shareholders'/Investors' Grievance Committee of Indian public limited companies. Figures in parentheses indicate committee chairpersonships.

In terms of Clause 49 of the Listing Agreement, the number of Committees (Audit Committee and Share Transfer & Shareholders'/Investors' Grievance Committee) of public limited companies in which a Director is a member/chairman were within the limits provided under Clause 49, for all the Directors of the Bank.

The terms of reference of the ten Board Committees as mentioned earlier, their composition, and attendance of the respective Members at the various Committee Meetings held during fiscal 2013 are set out below. Pursuant to the appointment of Dileep Choksi as a non-executive Director on the Board of the Bank effective April 26, 2013 and in anticipation of the completion of tenure of Sridar Iyengar effective April 30, 2013, certain Committees have been re-constituted by the Board at its Meeting held on April 26, 2013. The re-constitution of the said Committees is effective April 30, 2013 and the details of the same are mentioned in the sections relating to the respective Committees.

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the CFO (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

The Audit Committee currently comprises four independent Directors and at March 31, 2013 was chaired by Sridar Iyengar, an independent Director. There were eight Meetings of the Committee during the year.

The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Sridar Iyengar, *Chairman (upto April 29, 2013)*	8/8
Homi Khusrokhan, *Alternate Chairman*	8/8
M. S. Ramachandran	7/8
V. Sridar	7/8

The Board of Directors at its Meeting held on April 26, 2013 re-constituted the Audit Committee effective April 30, 2013 pursuant to which Homi Khusrokhan was appointed as Chairman of the Committee in place of Sridar Iyengar and Dileep Choksi was appointed as a Member as well as the Alternate Chairman of the Committee.

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO and wholetime Directors on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of

ICICI Bank stock options to the employees and wholetime Directors of ICICI Bank and its subsidiary companies.

Composition

The Board Governance, Remuneration & Nomination Committee currently comprises three independent Directors and at March 31, 2013 was chaired by Sridar Iyengar, an independent Director. There were three Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Sridar Iyengar, *Chairman (upto April 29, 2013)*	3/3
K. V. Kamath	3/3
Homi Khusrokhan	3/3

The Board of Directors at its Meeting held on April 26, 2013 re-constituted the Board Governance Remuneration & Nomination Committee effective April 30, 2013 pursuant to which K. V. Kamath was appointed as Chairman of the Committee in place of Sridar Iyengar and M. S. Ramachandran was appointed as a Member of the Committee.

Remuneration policy

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid to wholetime Directors for fiscal 2013.

	Details of Remuneration (₹)			
	Chanda Kochhar	N. S. Kannan	K. Ramkumar	Rajiv Sabharwal
Basic	15,249,000	10,074,000	10,074,000	9,522,000
Performance bonus for fiscal 2013[1]	17,989,541	12,058,511	12,058,511	10,358,810
Allowances and perquisites[2]	14,882,587	9,881,711	10,001,345	8,773,530
Contribution to provident fund	1,829,880	1,208,880	1,208,880	1,142,640
Contribution to superannuation fund	-	1,511,100	1,511,100	1,428,300
Contribution to gratuity fund	1,270,242	839,164	839,164	793,183
Stock options (Numbers)[3]				
Fiscal 2013[1]	250,000	125,000	125,000	125,000
Fiscal 2012	210,000	105,000	105,000	105,000
Fiscal 2011	210,000	105,000	105,000	105,000

1. Subject to RBI approval. Bonus will be deferred in line with RBI's guidelines on compensation with only 60% of the bonus paid on approval and the balance deferred equally over three years.
2. Allowances and perquisites exclude valuation of the employee stock options exercised during fiscal 2013 as it does not constitute remuneration for the purposes of Companies Act, 1956.
3. Excludes special grant of stock options approved by RBI on January 17, 2011 aggregating to 250,000 for Chanda Kochhar and 150,000 each for N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu

thereof, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

The Board, at its Meeting held on April 26, 2013, approved a revision in the remuneration payable to wholetime Directors subject to the approval of the Members. In terms of the revised remuneration terms, the monthly basic salary for Chanda Kochhar, Managing Director & CEO would be within the range of ₹ 1,350,000 – ₹ 2,600,000, N. S. Kannan, Executive Director & CFO and K. Ramkumar, Executive Director would be within the range of ₹ 950,000 – ₹ 1,700,000 and Rajiv Sabharwal, Executive Director would be within the range of ₹ 900,000 – ₹ 1,600,000 effective April 1, 2013. The Board would from time to time within the above ranges determine the monthly salary to be paid to the Directors subject to approval of RBI.

The present supplementary allowance being paid to the above Directors is in the nature of a fixed amount. The Board at its above Meeting also approved a minimum and maximum range of monthly supplementary allowance within which supplementary allowance as determined by the Board from time to time may be paid to the Directors subject to the approval of RBI. Consequently the monthly supplementary allowances for the Managing Director & CEO, would be within the range of ₹ 1,000,000 – ₹ 1,800,000, for N. S. Kannan, Executive Director & CFO and K. Ramkumar, Executive Director would be within the range of ₹ 675,000 - ₹ 1,225,000 and for Rajiv Sabharwal, Executive Director would be within the range of ₹ 650,000 - ₹ 1,200,000 effective April 1, 2013.

The resolution for the revision in remuneration is proposed to the Members in the Notice of the current AGM *vide* item nos. 11-14 and the explanatory statement for these items includes the terms of re-appointment where applicable as well as remuneration of the aforesaid Directors. You are requested to consider the revision in remuneration terms of the above Directors.

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 1956 or the Central Government. The Board of Directors has approved the payment of ₹ 20,000 as sitting fees for each Meeting of Board or Committee attended. This amount is within the limits prescribed by the Ministry of Corporate Affairs *vide* its Notification dated July 24, 2003. Approval of the Members for payment of sitting fees to the Directors was obtained at the AGM held on August 20, 2005. The Board of Directors has approved payment of remuneration of ₹ 2,000,000 per annum to K. V. Kamath plus payment of sitting fees, maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/other expenses and allowances for attending to his duties as Chairman of the Bank. The Members of the Company *vide* Resolution passed by way of postal ballot the result of which was declared on February 13, 2009 had approved the above payment of remuneration for a period of five years from May 1, 2009. RBI and the Central Government have *vide* their letters dated March 12, 2009 and January 8, 2010 respectively approved the payment of the above remuneration. RBI while approving the re-appointment of Chairman for a further period of two years from May 1, 2012 upto April 30, 2014 has confirmed the terms and conditions of re-appointment which includes the above payment. In line with the above approvals K. V. Kamath was paid a remuneration of ₹ 2,000,000 per annum for fiscal 2013.

The Board at its Meeting held on April 26, 2013 based on the recommendations of the Board Governance, Remuneration & Nomination Committee and subject to the approval of the Members, RBI and such other approvals as may be necessary, approved a revision in the remuneration payable to K. V. Kamath. In terms of the revised remuneration, K. V. Kamath is entitled to be paid a remuneration of upto ₹ 5,000,000 per

annum subject to necessary approvals as mentioned earlier. This remuneration limit will be effective, May 1, 2014 – April 30, 2019, being the period for which K. V. Kamath is proposed to be re-appointed as Chairman. The re-appointment as well as revised remuneration is proposed to the Members in the Notice of the current AGM *vide* item no. 10 alongwith an explanatory statement detailing the terms of remuneration. You are requested to consider the revision in remuneration terms of the Chairman.

Information on the total sitting fees paid to each non-executive Director during fiscal 2013 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	Amount (₹)
K. V. Kamath	920,000
Sridar Iyengar	460,000
Homi Khusrokhan	880,000
Swati Piramal	40,000
M. S. Ramachandran	740,000
Tushaar Shah	140,000
V. Sridar	700,000
Total	**3,880,000**

The details of shares and convertible instruments of the Bank, held by the non-executive Directors as on March 31, 2013 are set out in the following table:

Name of Director	Instrument	No. of shares held
K. V. Kamath	Equity	490,000
Sridar Iyengar	—	—
Homi Khusrokhan	Equity	778[1]
Arvind Kumar	—	—
Swati Piramal	—	—
M. S. Ramachandran	Equity	375
Tushaar Shah	—	—
V. Sridar	—	—

1. 778 shares held jointly with relatives.

RBI *vide* its Circular DBOD No. BC. 72/29.67.001/2011-12 dated January 13, 2012 has issued guidelines on "Compensation of Whole Time Directors/Chief Executive Officers/Risk takers and Control function staff etc." for implementation by private sector banks and foreign banks from the financial year 2012-13. In terms of the requirement of the said circular the Bank adopted a Compensation Policy as required by RBI in January 2012. The said circular also requires the Bank to make following disclosures on remuneration on an annual basis in their Annual Report:

COMPENSATION POLICY AND PRACTICES

(A) Qualitative disclosures

a) Information relating to the composition and mandate of the Remuneration Committee

The Board Governance, Remuneration & Nomination Committee (BGRNC) comprises three independent

Directors. The functions of the Committee include recommendation of appointments of Directors to the Board, evaluation of the performance of the wholetime Directors (including the Managing Director & CEO) on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme (ESOS) and recommendation of grant of the Bank's stock options to employees and wholetime Directors of the Bank and its subsidiary companies.

b) Information relating to design and structure of remuneration processes and the key features and objectives of remuneration policy

The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy approved by the Board on January 31, 2012, pursuant to the guidelines issued by RBI.

The key elements of the Bank's compensation practices are:

- Effective governance of compensation: The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for wholetime Directors and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for wholetime Directors and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for wholetime Directors and equivalent positions and bonus for employees.
- Alignment of compensation philosophy with prudent risk taking: The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

c) Description of the ways in which current and future risks are taken into account in the remuneration processes including the nature and type of the key measures used to take account of these risks

The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of wholetime Directors & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

d) Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The level of performance bonus, increments in salary and allowances and grant of stock options are determined based on the assessment of performance as described above.

e) Discussion of the Bank's policy on deferral and vesting of variable remuneration and the Bank's policy and criteria for adjusting deferred remuneration before vesting and after vesting

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period.The deferred portion is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence or breach of integrity. In such cases, variable pay already paid out is subject to clawback arrangements.

f) Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles. The Bank ensures higher variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of wholetime Directors and equivalent positions.

₹ in million except numbers

Particulars	Year ended March 31, 2013
Number of meetings held by the BGRNC	3
Remuneration paid to its members (sitting fees)	0.2
Number of employees having received a variable remuneration award	7
Number and total amount of sign-on awards made	Nil
Details of guaranteed bonus paid as joining/sign on bonus	Nil
Details of severance pay, in addition to accrued benefits	Nil
Total amount of outstanding deferred remuneration at March 31, 2013	
Cash	54.7
Shares	Nil
Shares-linked instruments[1] (nos.)	2,533,000
Other forms	Nil
Total amount of deferred remuneration paid out	Nil
Breakdown of amount of remuneration awards	
Fixed[2]	133.8
Variable[3]	74.6
Deferred[4]	29.9
Non-deferred	44.8
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments at March 31, 2013	54.7
Total amount of reductions due to ex-post explicit adjustments	Nil
Total amount of reductions due to ex-post implicit adjustments	Nil

1. Pursuant to grant of options under ESOS. Of these options, 75,000 options granted to a President who retired subsequently, will vest fully in one year from April 27, 2012.

2. Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.
3. Variable pay for the year ended March 31, 2013 was awarded in the month of April 2013 and is subject to approval from RBI.
4. In line with the Bank's compensation policy, the stipulated percentage of performance bonus is deferred.

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group and to review and implement, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by RBI or any other body.

Composition

The Corporate Social Responsibility Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by M. S. Ramachandran, an independent Director. Two Meetings of the Committee were held during fiscal 2013. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. S. Ramachandran, *Chairman*	2/2
Arvind Kumar	0/2
Tushaar Shah	2/2
Chanda Kochhar	2/2

V. Credit Committee

Terms of Reference

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

The Credit Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by K. V. Kamath, an independent Director. There were eighteen Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*[1]	17/18
Homi Khusrokhan[1]	14/18
M. S. Ramachandran	18/18
Chanda Kochhar	17/18

1. Participated in one Meeting through tele-conference.

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

The Customer Service Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. It is chaired by K. V. Kamath, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	6/6
M. S. Ramachandran	6/6
V. Sridar	6/6
Chanda Kochhar	5/6

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The Committee is also empowered to identify the reasons for delay in detection, if any, and report to top management of the Bank and RBI on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Composition

The Fraud Monitoring Committee at March 31, 2013 comprised six Directors including four independent Directors. The Committee is chaired by V. Sridar, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
V. Sridar, *Chairman*	6/6
K. V. Kamath	4/6
Homi Khusrokhan	6/6
Arvind Kumar	0/6
Chanda Kochhar	5/6
Rajiv Sabharwal	4/6

The Fraud Monitoring Committee currently comprises seven Directors including the Managing Director & CEO as the Board of Directors at its Meeting held on April 26, 2013 re-constituted the Fraud Monitoring Committee effective April 30, 2013 pursuant to which Dileep Choksi has been appointed as a Member of the Committee effective April 30, 2013.

VIII. Information Technology Strategy Committee

Terms of Reference

The Committee is empowered to approve strategy for Information Technology (IT) and policy documents, ensuring that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at a Bank-level and

ascertain if the management has resources to ensure the proper management of IT risks and review contribution of IT to businesses.

Composition

The IT Strategy Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by Homi Khusrokhan, an independent Director. Four Meetings of the Committee were held during fiscal 2013. The details of the composition of the Committee and attendance at its Meeting is set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
K. V. Kamath	4/4
Sridar Iyengar *(upto April 29, 2013)*	3/4
Chanda Kochhar	2/4

The Board of Directors at its Meeting held on April 26, 2013 re-constituted the Information Technology Strategy Committee effective April 30, 2013 pursuant to which V. Sridar has been appointed as a Member of the Committee effective April 30, 2013 in place of Sridar Iyengar.

IX. Risk Committee

Terms of Reference

The Committee is empowered to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity and disaster recovery plan. The Committee is also empowered to review the Enterprise Risk Management framework of the Bank, risk appetite, stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation. The Committee is empowered to review the status of Basel II and Basel III implementation, risk return profile of the Bank, outsourcing activities, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of Asset Liability Management Committee. The Committee also reviews the risk profile template and key risk indicators pertaining to various risks. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Composition

The Risk Committee at March 31, 2013 comprised five Directors including four independent Directors and the Managing Director & CEO. It is chaired by K. V. Kamath, an independent Director. There were seven Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	7/7
Sridar Iyengar[1]	4/7
Arvind Kumar	0/7
V. Sridar	7/7
Chanda Kochhar	7/7

1. Participated in two Meetings through tele-conference.

The Risk Committee currently comprises six Directors including the Managing Director & CEO as the Board of Directors at its Meeting held on April 26, 2013 re-constituted the Risk Committee effective April 30, 2013 pursuant to which Homi Khusrokhan and Dileep Choksi (in place of Sridar Iyengar) have been appointed as Members of the Committee effective April 30, 2013.

X. Share Transfer & Shareholders'/Investors' Grievance Committee

Terms of Reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, review and redressal of shareholders' and investors' complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

The Share Transfer & Shareholders'/Investors' Grievance Committee currently comprises three Directors including two independent Directors. It is chaired by Homi Khusrokhan, an independent Director. There were four Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
V. Sridar	4/4
N. S. Kannan	3/4

Sandeep Batra, Senior General Manger is the Group Compliance Officer & Company Secretary. 127 shareholder complaints received in fiscal 2013 were processed. At March 31, 2013, no complaints were pending.

XI. Committee of Executive Directors

Terms of reference

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorisation approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations and delegation of the above function(s) to any committee or individual. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowings and treasury operations as approved by the Board, empowers officials of the Bank and its group companies through execution of Power of Attorney, if required under the Common Seal of the Bank, and further exercises powers in relation to premises and property-related matters.

Composition

The Committee of Executive Directors currently comprises all four wholetime Directors and is chaired by Chanda Kochhar, Managing Director & CEO. The other Members are N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

XII. Other Committees

In addition to the above, the Board has from time to time constituted various committees, namely, Asset Liability Management Committee, Committee for Identification of Wilful Defaulters, Grievance Redressal Committee for borrowers identified as Wilful Defaulters, Committee of Senior Management (comprising certain wholetime Directors and executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee and other Committees

(all comprising executives). These committees are responsible for specific operational areas like asset liability management, approval of credit proposals, approval of products and processes and management of operational risk, under authorisation/supervision of the Board and its Committees.

XIII. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Extra-ordinary General Meeting	Monday, June 21, 2010	1.30 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002
Sixteenth AGM	Monday, June 28, 2010	1.30 p.m.	
Seventeenth AGM	Monday, June 27, 2011	1.30 p.m.	
Eighteenth AGM	Monday, June 25, 2012	12.15 p.m.	

The details of the Special Resolutions passed in the General Meetings held in the previous three years are given below:

General Body Meeting	Day, Date	Resolution
Extra-ordinary General Meeting	Monday, June 21, 2010	Merger of The Bank of Rajasthan Limited with ICICI Bank Limited under Section 44A of the Banking Regulation Act, 1949 and RBI's guidelines for merger/amalgamation of private sector banks dated May 11, 2005 (passed by requisite majority as provided under Section 44A of the Banking Regulation Act, 1949)
Annual General Meeting	Monday, June 25, 2012	Enhancement of limit for Employee Stock Options to ten percent of aggregate of the number of issued equity shares of the Bank and consequent approval to create, offer, issue and allot equity shares under Employee Stock Option Scheme to: • permanent employees and Directors of the Bank • permanent employees and Directors of the subsidiaries of the Bank

Postal Ballot

At present, no special resolution is proposed to be passed through postal ballot. No resolution was passed through postal ballot during fiscal 2013.

XIV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.
2. Penalties or strictures imposed on the Bank by any of the stock exchanges, the Securities & Exchange

Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years are detailed:

- No penalties or strictures have been imposed on the Bank by any of the stock exchanges or SEBI for any non-compliance on any matter relating to capital markets during the last three years.
- RBI, *vide* letter dated April 26, 2011, has imposed a penalty of ₹ 1.5 million on the Bank along with 18 other banks for violation of the guidelines on derivatives and extant instructions thereunder.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

XV. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India Limited (NSE), the Bombay Stock Exchange Limited (BSE), New York Stock Exchange (NYSE), Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange AG from time to time.

The financial and other information filed by the Bank from time to time is also available on the Corporate Filing and Dissemination System maintained by BSE and NSE and can be accessed on the URL www.corpfiling.co.in. NSE has introduced a NSE Electronic Application Processing (NEAP) System and as intimated by NSE from time to time, various compliances as required/prescribed under the Listing Agreement executed with the Stock Exchanges are also filed through this system in addition to dissemination of information by email or fax.

ICICI Bank's quarterly financial results are published either in the Financial Express (Mumbai, Pune, Ahmedabad, New Delhi, Lucknow, Chandigarh, Kolkata, Chennai, Bangalore, Hyderabad, Kochi editions) or the Business Standard (Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Hyderabad, Kochi, Kolkata, Lucknow, Mumbai, New Delhi and Pune editions), and Vadodara Samachar (Vadodara). The financial results, official news releases, analyst call transcripts and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

General Body Meeting	Day, Date & Time	Venue
Nineteenth AGM	Monday, June 24, 2013 1.15 p.m.	Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020

Financial Calendar	:	April 1 to March 31
Book Closure	:	June 1, 2013 to June 24, 2013
Dividend Payment Date	:	June 25, 2013

Listing of equity shares/ADSs on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank
Bombay Stock Exchange Limited (BSE) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (NSE) Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

1. FII segment of BSE.
2. Each ADS of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees on its capital for the relevant periods to BSE and NSE where its equity shares are listed and NYSE where its ADSs are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2013 on BSE and NSE are set out in the following table:

Month	BSE			NSE			Total Volume on BSE and NSE
	High ₹	Low ₹	Volume	High ₹	Low ₹	Volume	
April 2012	907.55	838.65	9,669,521	908.20	838.40	83,928,790	93,598,311
May 2012	881.70	784.30	9,874,946	882.05	783.25	89,320,954	99,195,900
June 2012	899.60	781.70	9,084,504	899.50	781.70	77,042,567	86,127,071
July 2012	964.30	893.95	10,615,761	964.50	894.40	87,378,444	97,994,205
August 2012	974.00	909.30	7,749,190	975.20	902.15	68,205,405	75,954,595
September 2012	1,070.90	879.55	8,958,819	1,070.95	879.65	78,899,973	87,858,792
October 2012	1,086.15	1,042.05	7,033,054	1,087.15	1,043.25	63,137,673	70,170,727
November 2012	1,098.60	1,018.55	6,114,820	1,099.85	1,018.30	50,162,152	56,276,972
December 2012	1,148.75	1,102.25	4,548,769	1,148.95	1,102.30	47,390,366	51,939,135
January 2013	1,214.25	1,159.15	6,133,375	1,212.70	1,158.45	59,937,122	66,070,497
February 2013	1,182.05	1,040.30	4,794,407	1,181.75	1,040.40	52,683,584	57,477,991
March 2013	1,138.65	1,001.60	7,214,746	1,139.30	1,001.55	75,742,672	82,957,418
Fiscal 2013	1,214.25	781.70	91,791,912	1,212.70	781.70	833,829,702	925,621,614

The reported high and low closing prices and volume of ADSs of ICICI Bank traded during fiscal 2013 on the NYSE are given below:

Month	High (US$)	Low (US$)	Number of ADS traded
April 2012	35.80	32.26	36,261,627
May 2012	34.07	28.15	47,197,186
June 2012	32.41	27.99	41,617,543
July 2012	35.25	32.40	34,877,257
August 2012	35.49	32.53	26,974,592
September 2012	40.15	32.34	39,855,709
October 2012	41.90	39.25	25,925,051
November 2012	41.54	37.36	26,390,992
December 2012	44.91	41.14	24,599,523
January 2013	46.98	43.94	23,279,468
February 2013	47.76	41.71	28,062,865
March 2013	45.15	40.12	26,874,610
Fiscal 2013	47.76	27.99	381,916,423

The performance of the ICICI Bank equity share relative to the S&P BSE Sensitive Index (Sensex), S&P BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2012 to March 31, 2013 is given in the following chart:


140.00
130.00
120.00
110.00
100.00
90.00
80.00
Apr - 12
May - 12
Jun - 12
Jul - 12
Aug - 12
Sep - 12
Oct - 12
Nov - 12
Dec - 12
Jan - 13
Feb - 13
Mar - 13
Sensex
Bankex
NYSE Financial Index
ICICI Bank

Share Transfer System

ICICI Bank's investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech is a SEBI registered Category I – Registrar to an Issue & Share Transfer (R&T) Agent. 3i Infotech is a global information technology company providing technology solutions and in addition to R&T services provides software products, managed IT Services, application software development & maintenance, payment solutions, business intelligence, document imaging & digitisation, IT consulting and various transaction processing services. 3i Infotech's quality certifications include SEI CMMI Level 5 for software business, ISO 9001:2000 for BPO (including R&T) and ISO 27001:2005 for infrastructure services.

ICICI Bank's equity shares are traded mainly in dematerialised form. During the year, 415,842 equity shares involving 4,780 certificates were dematerialised. At March 31, 2013, 99.34% of paid-up equity share capital (including equity shares represented by ADS constituting 29.18% of the paid-up equity share capital) are held in dematerialised form.

Physical share transfer requests are processed and the share certificates are returned normally within a period of seven days from the date of receipt, if the documents are correct, valid and complete in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

	Fiscal 2011	Fiscal 2012	Fiscal 2013
Number of transfer deeds	2,429	1,392	1,144
Number of shares transferred	368,234	86,423	89,962

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a certificate is obtained every six months from a practising Company Secretary that all transfers have been completed within the stipulated time. The certificates are forwarded to BSE and NSE.

In terms of SEBI's circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, as amended *vide* circular no. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, *inter alia*, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Certificates issued in this regard are placed before the Share Transfer & Shareholders'/ Investors' Grievance Committee and forwarded to BSE and NSE, where the equity shares of ICICI Bank are listed as well as to the two Depositories viz, NSDL and CDSL.

Physical Share Disposal Scheme

With a view to mitigate the difficulties experienced by physical shareholders in disposing of their shares, ICICI Bank, in the interest of investors holding shares in physical form (upto 50 shares) has instituted a Physical Share Disposal Scheme. The scheme was started in November 2008 and continues to remain open. Interested shareholders may contact the R&T Agent, 3i Infotech Limited for further details.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries/ requests/complaints may be directed to S. R. Ramesh at the address as under:

3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703
Maharashtra, India
Tel No. : +91-22-6792 8000
Fax No. : +91-22-6792 8099
E-mail : investor@icicibank.com

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:
Rakesh Jha/Anindya Banerjee/Rakesh Mookim

ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 1414
Fax No. : +91-22-2653 1175
E-mail : ir@icicibank.com

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2013

Shareholder Category	Shares	% holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	336,587,762	29.18
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	441,594,973	38.28
Insurance Companies	175,270,896	15.19
Bodies Corporate (including Government Companies)	35,984,442	3.12
Banks & Financial Institutions	1,117,526	0.10
Mutual Funds	100,739,644	8.73
Individuals, HUF and Trusts	62,286,472	5.40
Total	**1,153,581,715**	**100.00**

Shareholders of ICICI Bank with more than one per cent holding at March 31, 2013

Name of the Shareholder	No. of shares	% to total no. of shares
Deutsche Bank Trust Company Americas (Depository for ADS holders)	336,587,762	29.18
Life Insurance Corporation of India	83,100,911	7.20
Government of Singapore	24,773,024	2.15
Europacific Growth Fund	18,278,406	1.58
Aberdeen Global Indian Equity Fund Mauritius Limited	18,080,000	1.57
Carmignac Gestion A/c Carmignac Patrimoine	17,792,910	1.54
SBI Life Insurance Company Limited	13,538,365	1.17
Bajaj Allianz Life Insurance Company Limited	12,655,640	1.10
Total	**524,807,018**	**45.49**

Distribution of shareholding of ICICI Bank at March 31, 2013

Range - Shares	No. of Folios	%	No. of Shares	%
Upto 1,000	636,342	98.97	45,780,246	3.97
1,001 to 5,000	4,428	0.69	8,938,276	0.77
5,001 – 10,000	581	0.09	4,156,152	0.36
10,001 – 50,000	722	0.11	17,388,945	1.51
50,001 & above	881	0.14	1,077,318,096	93.39
Total	**642,954**	**100.00**	**1,153,581,715**	**100.00**

Disclosure with respect to shares lying in suspense account

Particulars	Shareholders	Shares
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	594	31,201
Number of shareholders who approached ICICI Bank for transfer of shares from suspense account during the year	28	1588
Number of shareholders to whom shares were transferred from suspense account during the year	26	1488
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year	568	29,713

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity

ICICI Bank has 168.29 million ADS (equivalent to 336.59 million equity shares) outstanding, which constituted 29.18% of ICICI Bank's total equity capital at March 31, 2013. Currently, there are no convertible debentures outstanding.

Plant Locations – Not applicable

Address for Correspondence

Sandeep Batra
Group Compliance Officer & Company Secretary
or
Ranganath Athreya
General Manager & Joint Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 1414
Fax No. : +91-22-2653 1230
E-mail : companysecretary@icicibank.com

The Bank has complied with the mandatory and majority of non-mandatory requirements mentioned in the listing agreement, with respect to corporate governance.

ANALYSIS OF CUSTOMER COMPLAINTS

a) Customer complaints in fiscal 2013

No. of complaints pending at the beginning of the year	3,837
No. of complaints received during the year	101,408
No. of complaints redressed during the year	102,617
No. of complaints pending at the end of the year	2,628

b) Awards passed by the Banking Ombudsman in fiscal 2013

Number of unimplemented awards at the beginning of the year	Nil
Number of awards passed by the Banking Ombudsman during the year	Nil
Number of awards implemented during the year	Nil
Number of unimplemented awards at the end of the year	Nil

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, S. R. Batliboi & Co. LLP, Chartered Accountants, regarding compliance of conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The ESOS aims at achieving the twin objectives of (i) aligning employee interest to that of the shareholders; and (ii) retention of talent. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. As per the ESOS, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 115.36 million shares at April 26, 2013).

The Bank has upto April 26, 2013 granted 60.80 million stock options from time to time aggregating to 5.27% of the issued equity capital of the Bank at April 26, 2013.

Options granted for fiscal 2003 and earlier years vest in a graded manner over a three year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of the grant. Options granted from fiscal 2004 to 2008, vest in a graded manner over a four year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant.

Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant. Out of the options, the grant of which was approved by the Board at its Meeting held on October 29, 2010 (for which RBI approval for grant to wholetime Directors was received in January 2011), 50% of the options granted vest on April 30, 2014 and the balance 50% on April 30, 2015. Options granted in September 2011 vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant. The other stock options granted during the period April 2010 to April 2012 vest in a graded manner over a four year period with 20%, 20%, 30% and 30% of the grant vesting in each year commencing from the end of 12 months from the date of grant.

The Board at its Meeting held on April 26, 2013 approved a grant of approximately 4.64 million options for fiscal 2013 to eligible employees and wholetime Directors (options granted to wholetime Directors being subject to RBI approval). Each option confers on the employee a right to apply for one equity share of face value of ₹ 10 of ICICI Bank at ₹ 1,177.35 which was closing price on the stock exchange which recorded

the highest trading volume in ICICI Bank shares on April 25, 2013. These options would vest over a four year period, with 20%, 20%, 30% and 30% respectively of the grant of vesting in each year commencing from the end of 12 months from the date of grant.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price of the options granted prior to June 30, 2003 is the closing market price on the stock exchange, which recorded the highest trading volume on the date of grant. The price for options granted on or after June 30, 2003 till July 21, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The price for options granted on or after July 22, 2004 (other than the grants approved by the Board at its Meeting held on October 29, 2010 where the grant price was the average closing price of the ICICI Bank stock on the stock exchange during the six months upto October 28, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. The above disclosure is in line with the SEBI guidelines, as amended from time to time.

Particulars of options granted by ICICI Bank upto April 26, 2013 are given below:

Options granted till April 26,2013[1] (excluding options forfeited/lapsed)	60,797,697
Options forfeited/lapsed	10,348,808
Options exercised	30,449,369
Total number of options in force	30,348,328
Options vested	46,657,623
Number of shares allotted pursuant to exercise of options	30,449,369
Extinguishment or modification of options	Nil
Amount realised by exercise of options (₹)	7,621,815,613

1. Includes options granted to wholetime Directors pending RBI approval.

No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS-20 was ₹ 71.93 in fiscal 2013 compared to basic EPS of ₹ 72.20. The Bank recognised a compensation cost of ₹ 21.0 million in fiscal 2013 based on the intrinsic value of options. However, if ICICI Bank had used the fair value of options based on the binomial tree model, compensation cost in fiscal 2013 would have been higher by ₹ 1,865.9 million and proforma profit after tax would have been ₹ 81.39 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 70.58 and ₹ 70.32 respectively.

The key assumptions used to estimate the fair value of options granted during fiscal 2013 are given below:

Risk-free interest rate	7.99% to 8.87%
Expected life	6.35 years
Expected volatility	48.99% to 49.55%
Expected dividend yield	1.52% to 1.96%

The weighted average fair value of options granted during fiscal 2013 is ₹ 434.91 (March 31, 2012: ₹ 592.52).

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO, UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956.

The provisions of Section 217(1)(e) of the Companies Act, 1956 relating to conservation of energy and technology absorption do not apply to the Bank. The Bank has, however, used information technology extensively in its operations.

IMPLEMENTATION OF CIRCULAR ISSUED BY MINISTRY OF CORPORATE AFFAIRS ON "GREEN INITIATIVES IN CORPORATE GOVERNANCE"

The Bank has implemented the 'Green Initiative' as per Circular No. 17/2011 dated April 21, 2011 and Circular No. 18/2011 dated April 29, 2011 issued by the Ministry of Corporate Affairs (MCA) to enable electronic delivery of notices/documents and annual reports to shareholders and effected electronic delivery of Notice of Annual General Meeting (AGM) and Annual Reports for the years ended March 31, 2011 and March 31, 2012 to those shareholders whose email addresses were registered with the respective Depository Participants (DPs) and downloaded from the depositories, namely, National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL). Securities and Exchange Board of India (SEBI) have also in line with the MCA circulars and as provided in Clause 32 of the Listing Agreement executed with the stock exchanges, permitted listed entities to supply soft copies of full annual reports to all those shareholders who have registered their email addresses for the purpose. Your Directors are thankful to the shareholders for actively participating in the green initiative and seek your continued support for implementation of the green initiative.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and
4. that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI, IRDA and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation of all the employees, whose outstanding professionalism, commitment and initiative has made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

K. V. Kamath
Chairman

May 13, 2013

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2013.

Chanda Kochhar
Managing Director & CEO

May 13, 2013

Auditor's Certificate on Corporate Governance

To The Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited ('the Bank'), for the year ended on March 31, 2013, as stipulated in Clause 49 of the Listing Agreement of the said Bank with stock exchange(s).

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures, and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For S. R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
May 9, 2013

Business Overview

ECONOMIC OUTLOOK

During fiscal 2013, the economic environment remained challenging with growth slowing down globally. India was impacted by both global and domestic events that led to moderation in economic activity. India's gross domestic product (GDP) grew by 5.0% during the first nine months of fiscal 2013 as compared to 6.6% during the corresponding period of fiscal 2012. The Central Statistical Organisation, in its advance estimates, has projected GDP to grow by 5.0% during fiscal 2013 compared to growth of 6.2% in fiscal 2012. Banking sector non-food credit growth moderated from 16.8% at March 23, 2012 to 14.0% at March 22, 2013. Deposit growth remained subdued at 14.3% with demand deposits recording a growth of 5.9% at March 22, 2013. Amidst these short term challenges, the Bank continued to stay focused on the long-term prospects of the Indian economy and build capabilities for future growth. We believe that the strong underlying fundamentals of the Indian economy with a young population will support strong growth over the medium to long term, and our strategy revolves around prudently managing short term challenges while being prepared to meet the needs of a vibrant economy.

For a discussion of recent economic and regulatory developments, please refer to "Management's Discussion & Analysis".

BUSINESS REVIEW

During fiscal 2013, the Bank's strategy focused on balancing growth, profitability and risk management while continuing to invest in growing its franchise and enhancing customer convenience. Despite a challenging macroeconomic environment we made significant progress with sustained improvements in our net interest margins, higher return on assets and healthy loan growth with a balanced funding mix.

Retail Banking

We continued to focus on our strategy of "Khayaal Aapka" and building long-term relationship with our customers. During the year, we launched a loyalty programme "MySavings Rewards". This programme allows customers to accumulate reward points on a host of savings account transactions such as bill pay, online shopping, EMI payments and many more. The programme already has over one million customers who have started earning reward points. Further, we set up 24x7 fully electronic branches during the year aimed at providing simple, effortless and convenient banking to our customers. These branches enable customers to undertake real time transactions like cash deposits, cash withdrawals, cheque deposit, fund transfer, opening fixed deposits, generating bank statement and other transactions. These branches are also equipped with video conferencing facility which allows with customer service staff interaction when required.

During the year, we harnessed digital channels innovatively for customer acquisition, customer interactions and cross selling of products and strengthened our presence in this space. We enhanced the product suite offered through our internet banking platform and customised it to meet requirements of different customer segments. Our mobile banking application has also grown and currently has over one million customers. We have emerged as the market leader in mobile transactions in value terms. We also pioneered social media-linked products during fiscal 2013 like Facebook banking and iWish, an online flexible recurring deposit. iWish is an innovatively designed product, launched for the first time in India, where a customer saves funds to fulfil a future desire or goal. The customer has the flexibility to decide on when and how much to save for the particular goal. They can also share their goals on Facebook with friends and family who may choose to contribute towards the purpose. Further, for customers who prefer to transact online, we enhanced our savings account portfolio with the offering of "b2", a fully online savings account. b2 targets the rapidly growing internet savvy Indian population and offers an effortless banking experience.

We also continued to invest in building robust sales processes to provide a quicker and error-free banking experience to our customers. The sales team in major cities today offer "Tab Banking", wherein we are able to open bank accounts using tablets in less than 24 hours. These tablets are also equipped with product videos introducing customers to various product features. Further, "E-Locker", an online service for storing important documents, was introduced for wealth and privilege banking customers.

Customer convenience, superior banking experience, technology innovations and a large network of branches and ATMs continue to differentiate us in the banking industry. We have the largest branch network among private sector banks. The National Payments Corporation of India (NPCI) awarded us the "Best ATM Operational Excellence Award, 2012" for the second consecutive year in fiscal 2013. During fiscal 2013, we added 348 branches and 1,475 ATMs to our network, taking our branch and ATM count to 3,100 and 10,481 respectively at March 31, 2013. This includes 54 dedicated branches and 25 dedicated lounges for wealth segment customers. Our "May I Help You" desks at every branch are now equipped to provide across-the-counter information related to transactions, cheque deposits and account details.

We continue to use advanced analytics to build customer relationships and gain a deeper understanding of services and product needs of our customers. Analytics-based trigger frameworks also play a critical role in the area of risk management and transaction monitoring.

These initiatives helped us achieve robust growth in our retail business during fiscal 2013. There was a healthy growth in our retail asset disbursements primarily contributed by secured assets. Our mortgage loan and passenger car loan disbursements grew by 66% and 22% respectively in fiscal 2013. We also continued to see strong momentum in retail customer acquisition and growth in the retail deposit base across both savings and term deposits.

India's growth potential is underscored by its young population and rising incomes. At ICICI Bank, we believe that with 50% of India's population under the age of 25 years, banking in the years to come will be led by technology and customer convenience. We will continue to focus on introducing new products, channels and innovative payment modes that blend with a young and changing India.

Small & Medium Enterprises

Small & medium enterprises (SMEs) are an important constituent of India's economy. Their role is critical in not only contributing to growth but also meeting the aspirations of a developing economy. At ICICI Bank, we have partnered with SMEs not only in terms of finance, but also by providing support in other areas like transaction banking and investment needs of SMEs. We offer complete banking solutions to SMEs across industry segments with a suite of products customised to their business needs. We adopt a cluster-based financing approach for SMEs with a homogeneous profile in industries such as infrastructure, engineering, information technology, education, life sciences and agri-based industries, to partner their growth ambitions. We also offer supply chain financing solutions to the channel partners of large corporates. We have set up dedicated desks in 364 branches specializing in SME banking. We have also re-organised the business banking services at our branches with dedicated current account desks at select branches. We have also introduced doorstep banking and enhanced internet banking for SME customers.

Fiscal 2013 was a challenging period for SMEs due to the moderation in economic activity. While being cognizant of the subdued economic environment, we focused on judicious portfolio growth by adopting a granular approach and maintaining a cautious outlook on some sectors. We continued to focus on strengthening our delivery capabilities for SME customers.

A strong SME sector is fundamental to building a resilient and dynamic corporate sector. ICICI Bank has always viewed the SME segment as integral to India's growth and will continue to partner with them while building a healthy portfolio.

Wholesale Banking

Collaborating with our corporate customers by providing comprehensive and customised financial solutions for doing business in India and key geographies overseas has been the core strategy of our Wholesale Banking Group. The Group manages relationships with a number of large and mid-sized Indian corporates and multinational companies operating in India. The Group services the financial requirements of clients through a bouquet of products ranging from working capital finance, export finance, trade and commercial banking products to rupee and foreign currency term loans, and structured finance products.

Our Corporate Banking Group is the front-end relationship team which services client requirements across businesses. The relationship team works closely with specific teams like project finance, structured finance, loan syndication, commercial banking and markets group to develop suitable products that fulfill specific needs of clients.

The Structured Finance Group designs innovative and customised products to meet the complex needs of our global clientele in synergy with the Corporate Banking Group and International Banking Group. The Structured Finance Group has been recognised as one of the leading arrangers and underwriters of structured finance transactions in India, deriving strength from its underwriting capabilities combined with the Bank's extensive experience, industry expertise and global presence.

The Syndications Group is a leading player in the loan syndication market. It specialises in structuring and syndicating large loans. Its knowledge and experience facilitates timely response and seamless execution of corporate and project finance transactions. The diversified pool of clients enables us to align the unique requirements of clients with the varying requirements of investors.

The Mid-Markets Group was created recognising the unique credit requirements of the mid-sized corporate segment and the need to give distinct attention to clients in this segment to enable them to eventually become large sized corporates. The Group aims to be a partner in the growth of these clients, identifying business needs and offering tailor-made banking services including term loans, export and working capital finance, trade and transactional services and cash management services. The target segment of this Group comprises corporates that have transitioned beyond the SME segment and need more complex banking services.

The Commercial Banking Group offers comprehensive banking products and services to meet the trade, transaction banking and cash management needs of companies. The Group works closely with the Corporate Banking Group to diversify the revenue streams from corporate clients and enhance the granularity and stability of revenues for the Bank. Superior customer service levels combined with quick turnaround offered through our mega branches have helped in growing our transaction banking business.

The relationship teams also work with the Markets Group to assist customers in addressing currency and market risk in their businesses by offering relevant products.

Fiscal 2013 was a challenging period for the Indian corporate sector due to significant slowdown in new investment opportunities and asset quality concerns in some areas. During the year, we actively managed our portfolio while pursuing selective new lending opportunities. At the same time, we continued to explore and identify sustainable revenue possibilities in synergy with our commercial banking strategy. We will continue to offer comprehensive financial services across a spectrum of financial products to our clients and partner them while judiciously growing our portfolio.

Project Finance

While the momentum in infrastructure investments slowed down during fiscal 2013, certain policy initiatives were taken during the year that have improved the prospects for investments in infrastructure in the coming years.

The Government has proposed modifications to the existing standard bid documents to make fuel a pass through for tariffs which would encourage new investments in the power sector. There are also initiatives towards granting approvals for coal mines. Further, the Government is also actively working on improving the fuel availability for various power projects. The proposal to take up coal mining in partnership with the private sector will improve availability of coal. These measures are expected to ensure the viability of investments in power generation assets. With greater private sector participation, projects in regional and inter-regional transmission corridors are expected which would strengthen the national grid. The renewable energy segment has gained momentum with more states formulating policies to encourage new investments in this segment.

In roads and ports sectors, we expect to see an increase in activity during fiscal 2014 with new projects likely to be awarded. The National Highway Authority of India (NHAI) is planning to award up to 4,000 km of roads through engineering, procurement & construction (EPC) contracts during the year. The Government has also decided to constitute a regulatory authority for the road sector to expedite development and address challenges faced by the sector. In the port sector, about 30 port projects are expected to be awarded. The railway sector is also expected to witness increased investment in logistics development, track infrastructure (including dedicated freight corridors) and rolling stock, enabling higher movement of rakes.

In the oil and gas sector, most of the activity is expected to be linked to demand for natural gas. The demand for gas from priority sectors such as power and fertiliser is likely to continue, maintaining pressure on domestic supplies of gas. Significant additions to LNG import capacity have been announced with commissioning expected over the next four to five years. With the announcement of a new fertiliser policy, the urea sector is also expected to see capacity additions.

Our long experience in project finance, deep sectoral expertise and innovative structuring capabilities have placed us in a position to capitalise on these opportunities and cater to the long-term financing requirements of Indian corporates. Infrastructure development is a critical area to improve the economic potential of the country, and we remain committed to partnering with companies in promoting viable projects.

International Banking

Our international banking strategy is focused on providing end-to-end solutions for the international banking requirements of our Indian corporate clients, leveraging economic corridors between India and the rest of the world and establishing ICICI Bank as the preferred bank for non-resident Indians in key global markets. Further, during fiscal 2013, despite the volatile economic environment, India remained an attractive market for most major global corporations, and ICICI Bank's International Banking Group seeks to partner them as they expand in India. We also seek to build stable international funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

Our international footprint consists of subsidiaries in the United Kingdom, Russia and Canada, branches in the United States, Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre and Qatar Financial Centre and representative offices in the United Arab Emirates, China, South Africa, Bangladesh, Thailand, Malaysia and Indonesia. The Bank's wholly owned subsidiary ICICI Bank UK PLC has eleven branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada has nine branches. ICICI Bank Eurasia, our Russian subsidiary, is headquartered in Moscow with a branch in St. Petersburg. We opened our second retail branch in Hong Kong in fiscal 2013.

During fiscal 2013, the global economic environment was characterised by slow and prolonged recovery in advanced economies and growth slowdown in emerging economies. In this environment, we continued to focus on managing the risks to growth in our international operations. We also focused on diversifying the mix of our funding profile in our international operations. We continued to focus on expanding our trade finance business and our relationships with global corporates doing business in India.

India continues to remain the largest remittance receiving country in the world and ICICI Bank has a significant market share in remittances. This has been made possible through our diversified products and service offerings to meet the requirements of the widely dispersed NRI diaspora. The emphasis in fiscal 2013 was on further expanding access to remittance services through new partnerships and channels and delivering a superior customer service experience. ICICI Bank received the Best Remittance Business Award 2012, at Asia's prestigious retail banking event, Excellence in Retail Financial Services Convention, organised by the Asian Banker.

Rural & Inclusive Banking

At the ICICI Group, we view expanding access to banking and other financial services as a critical element of inclusive growth. During fiscal 2013, we focused on expanding our outreach to rural and semi-urban markets and providing complete financial solutions to customers in this segment.

We improved our presence in rural markets by expanding our branch and business correspondent network. During the year, we added 152 rural branches and 85 semi-urban branches, taking the total count of branches in the rural and semi urban areas to 1,453 at March 31, 2013. This includes 131 low cost Gramin branches opened in unbanked villages across ten states. These branches provide credit and deposit products (including 127 Gramin branches opened in fiscal 2013) specifically catering to rural customers. Our business correspondent network includes over 25 business correspondents with a network of over 7,500 customer service points. We provide micro-savings, remittance and deposit products through this channel. Technology has been a critical contributor to the success of the business correspondent model, with the use of innovative technology solutions such as biometric enabled Point of Sale (POS) devices and mobile handsets. We now cover over 13,500 villages through our branches and business correspondent network.

At March 31, 2013, we had 14.9 million basic savings bank deposit accounts (also known as no-frills savings accounts) compared to 9.8 million basic savings bank deposit accounts at March 31, 2012. Apart from savings products, our rural banking strategy also includes providing a range of asset products like kisan credit cards, jewel loans, self-help group (SHG) loans, commodity financing to farmers, business credit for rural enterprises, farm equipment loans and commercial vehicle loans.

We emerged as a leading provider of electronic benefit transfer (EBT) services during fiscal 2013. By March 31, 2013, we had initiated EBT payment facilities in 48 districts across 11 states. The Bank was also among the first to implement Direct Benefit Transfer (DBT), wherein government social benefits are directly transferred to the beneficiaries using the Aadhaar platform. DBT payments have been successfully processed for schemes like Social Security Pension (SSP), Mahatma Gandhi National Rural Employment Guarantee Scheme (MGNREGS), Janani Suraksha Yojna (JSY) and National Rural Health Mission (NRHM) across four states.

We also made significant progress in scaling up our SHG Bank Linkage Programme. We have differentiated our offering in this segment by significantly reducing the turnaround time in providing credit. We work with over 200 entities in this area and have provided credit linkage to about 300,000 individuals, primarily women, through loans to over 25,000 SHGs, of which over 50% were credit-linked for the first time. Our progress has been recognised by several agencies including the National Bank for Agriculture and Rural Development (NABARD).

In urban India, there is a large low-income migrant population which requires customised, low-cost products that can help them transfer funds to their home towns/villages. To fulfill this need, we have set up remittance outlets in over 50 major urban centers including Delhi, Mumbai, Surat, Ahmedabad and Ludhiana. Through these outlets, we have processed over 3,77,000 transactions for over 1,00,000 customers. During the year, we also launched "Mobile Money" in association with telecom companies like Aircel, Tata Teleservices and Vodafone which targets the urban unbanked population. "Mobile Money" can be operated through a simple set of instructions using various access channels. It aims at improving financial inclusion by offering a gamut of financial services such as deposits and cash withdrawals, money transfer to third parties, recharging of prepaid mobile credit and payment of utility bills.

Going forward, we will continue to focus on expanding our rural and semi-urban outreach and providing a comprehensive range of products and services customised to the needs of different customer segments in these markets.

Treasury

Our treasury operations are structured into three verticals: proprietary trading group, customer related markets business and the asset-liability management group.

Our proprietary trading business saw an increase in trading activity and profits during fiscal 2013. The Bank also continued to focus on opportunities in corporate bond markets and was ranked second in overall league table rankings for debt private placement according to Prime database. During the year, the Bank won the Finance Asia Country Award under "Best Bond House – India" category.

In its customer related business, the Bank provides foreign exchange and derivative solutions to clients and continues to be a major player in this segment. These products and services are aimed at managing customers' foreign exchange and risk hedging needs through forwards, swaps, options and bullion services. The Bank hedges market risks related to these products with banking counterparties.

The balance sheet management function continued to actively manage the Bank's liquidity and the government securities portfolio held for compliance with Statutory Liquidity Ratio (SLR) norms to optimise the yield on this portfolio, while maintaining an appropriate portfolio duration given the volatile interest rate environment.

RISK MANAGEMENT

Risk is an integral part of the banking business and we aim at delivering superior shareholder value by achieving an appropriate trade-off between risk and returns. Key risks include credit, market, liquidity, operational, legal, compliance and reputation risks. Our risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring.

The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees of the Board have been constituted to facilitate focused oversight of various risks. Policies approved from time to time by the Board of Directors or Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups.

Our Risk Committee approves, every year, a detailed calendar of reviews. The calendar of reviews includes reviews of risk management policies in relation to various risks, risk profile of the Bank, its overseas banking subsidiaries and key non-banking subsidiaries, assessment of capital adequacy based on the risk profile of the balance sheet, status with respect to implementation of advanced approaches under the Basel framework and review of regulatory compliance issues. Our Credit Committee also approves every year a detailed calendar of reviews covering the Bank's exposure to particular industries and outlook for those industries, analysis of non-performing loans, overdues, incremental sanctions and specific review of each portfolio. A summary of the reviews carried out by the Credit Committee and Risk Committee is reported to the Board of Directors. Our Asset Liability Management Committee is responsible for managing the balance sheet within the risk parameters laid down by the Board and Risk Committee and reviewing our asset-liability position.

We have dedicated groups, namely the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and Financial Crime Prevention and Reputation Risk Management Group, with a mandate to identify, assess and monitor the Bank's principal risks in accordance with well-defined policies and procedures. These groups are independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. The Internal Audit Group and Compliance Group are responsible to the Audit Committee of the Board.

Credit Risk: Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. All credit risk related aspects are governed by a credit and recovery policy which outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process and limits. The credit and recovery policy is approved by our Board of Directors.

In order to assess the credit risk associated with any corporate financing proposal, we assess a variety of risks related to the borrower and the relevant industry. We have a structured and standardised credit approval process which includes a well established procedure of comprehensive credit appraisal and credit rating. We have developed internal credit rating methodologies for rating obligors. The borrower rating accounts for quantitative and qualitative issues as well as credit enhancement features specific to the transaction. The rating serves as a key input in the approval as well as post-approval credit processes. A risk based asset review framework has also been put in place wherein the frequency of asset review would be higher for cases with higher exposure and/or lower credit rating. Industry knowledge is constantly updated through field visits and interactions with clients, sector regulators and industry experts.

We have a strong framework for the appraisal and execution of project finance transactions that involves a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. The Bank identifies the project risks, mitigating factors and residual risks associated with the project. As a part of the due diligence process, we appoint consultants, including technical advisors, business analysts, legal counsel and insurance consultants, wherever considered necessary, to advise the lenders. Risk mitigating factors in these financings include creation of debt service reserves and channelling project revenues through a trust and retention account. The Bank's project finance loans are generally fully secured and have full recourse to the borrower. In some cases, we also take additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors' equity holding in the project company. The Bank's practice is to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into.

In case of retail loans, sourcing and approval are segregated to achieve independence. The Credit Risk Management Group has oversight on the credit risk issues for retail assets including vetting of all credit policies and operating notes proposed for approval by the Board of Directors or forums authorised by the Board of Directors. The Credit Risk Management Group is also involved in portfolio monitoring for all retail assets and suggesting and implementing policy changes. The Retail Credit and Policy Group is an independent unit which focuses on policy formulation and portfolio tracking and monitoring. This group also includes the Credit Administration Unit that services various retail business units for credit underwriting. In addition, we also have a Business Intelligence Unit to provide support for analytics, score card development and database management.

Our credit officers evaluate retail credit proposals on the basis of the product policy approved by the Committee of Executive Directors and the risk assessment criteria defined by the Credit Risk Management Group. These criteria vary across product segments but typically include factors like the borrower's income, the loan-to-value ratio and demographic parameters. The technical valuations in case of residential mortgages are carried out by empanelled valuers or technical teams. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralised delinquent database and reviews the borrower's profile. In making our credit decisions, we also draw upon reports from credit information bureaus. We also use the services of certain fraud control agencies operating in India to check applications before disbursement.

In addition, the Credit and Treasury Middle Office Groups and the Operations Group monitor operational adherence to regulations, policies and internal approvals. We have centralised operations to manage operational risk in most back office processes of the Bank's retail loan business. The Fraud Prevention Group manages fraud related risks through forensic audits and recovery of fraud losses. The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

Our credit approval authorisation framework is laid down by our Board of Directors. We have established several levels of credit approval authorities for our corporate banking activities like the Credit Committee of the Board of Directors, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Corporate Agriculture Group Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively. Individual executives have been delegated with powers in case of policy based retail products to approve financial assistance within the exposure limits set by our Board of Directors.

Market Risk: Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. The Bank is exposed to exchange rate risk, interest rate risk, equity price risk, basis risk and credit spread risk. Besides, the Bank is also exposed to liquidity or funding risk. These risks are controlled through limits such as duration of equity, earnings at risk, value-at-risk, stop loss, net overnight open position and liquidity gap limits. The limits are stipulated in our Investment Policy, Asset Liability Management Policy and Derivatives Policy which are reviewed and approved by our Board of Directors.

The Asset Liability Management Committee, which comprises wholetime Directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions on the banking book, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment. The Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored by the Treasury Middle Office Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open position limit. Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee. Risks on trading positions are monitored and managed by setting value-at-risk limits and stipulating daily and cumulative stop-loss limits.

The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing. We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Our international branches are primarily funded by debt capital market issuances, lines of financing from export credit agencies, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets.

Operational Risk: Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and covers a wide spectrum of issues. Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk in the Bank is managed through a comprehensive system of internal controls, systems and procedures to monitor transactions, key backup procedures and undertaking regular contingency planning. The control framework is designed based on categorisation of functions into front-office comprising business groups, middle office comprising credit and treasury middle offices, back-office comprising operations, corporate and support functions.

The Bank's operational risk management governance and framework is defined in the Operational Risk Management (ORM) Policy approved by the Board of Directors. The Policy is applicable across the

Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and helping the business and operation groups to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks. The Bank has also constituted an Operational Risk Management Committee (ORMC) to oversee the operational risk management in the Bank. The ORM Policy specifies the composition, roles and responsibilities of the ORMC. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. Operational risk management framework in the Bank comprises identification and assessment of risks and controls, new products and process approval framework, measurement through incidents and exposure reporting, monitoring through key risk indicators and mitigation through process and control enhancement and insurance. The Bank has formed an independent Operational Risk Management Group for design, implementation and enhancement of operational risk management framework and to support business and operations groups in the operational risk management on an on-going basis.

Other executive level committees that oversee operational risk related aspects are Product and Process Approval Committee, Outsourcing Committee, Information Security Committee and Business Continuity Management Steering Committee.

We seek to ensure that our capital position is commensurate with the risks in our business and our future growth plans through a robust capital management framework. This includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. We believe we are well-placed to comply with RBI's guidelines on the implementation of the Basel III framework in India. We are also working towards migration to the advanced approaches under the Basel II framework over the medium term, subject to applicable RBI guidelines and approvals.

HUMAN RESOURCES

Our employees are our core resource and the Bank has continuously evolved policies to strengthen its employee value proposition. The "Saath Aapka" initiative of the Bank, which was started in fiscal 2011, was further strengthened during the year through various new initiatives that focused on providing a more enabling workplace and ensuring employee well-being. A key programme started during the year was the launch of a unique emergency helpline for employees in distress. The helpline provides round the clock access to emergency care through access to qualified medical assistance and critical services such as ambulance over telephone. This service is available to the employees and their family members. The Bank has tied up with 70 hospitals across 40 locations to facilitate prompt admission and treatment of employees or their family members without the payment of any advance deposit amount at these hospitals. Further, to reinforce the safety and security of our employees, especially of our women colleagues, a special 24X7 helpline has been created which can be used to access assistance in an emergency.

The Bank continued to invest towards creating a pre-trained resource pool through its industry academia initiatives. This year the Bank launched the ICICI Bank Sales Academy in partnership with the Institute of Technology Management (ITM), Raipur and Institute of Finance, Banking and Insurance (IFBI). The course offers a month long residential classroom programme followed by a two month on-the-job internship in order to equip sales officers with knowledge of products, processes and selling skills required to make them more effective in their roles. The Academy has the capacity to train 1,100 sales officers every month. Further, during the year, the curriculum of the Probationary Officers Programme was revamped to include several case studies derived from experiences at branches on sales, service, compliance and regulation. This programme continues to train 2,400 probationary officers every year. The Bank also continues to invest in ICICI Business Leadership Programmes (in partnership with NIIT University and National Institute of Securities Markets) to provide pre-trained resources for middle management positions in specialized areas like corporate banking, risk management, information technology, treasury and securities markets. To strengthen the philosophy of 'Khayaal Aapka', new staff joining the branches undergo a practice oriented programme called "skill through drill".

During the year, we took a special initiative to recognise the contribution made by our long-serving employees. These employees were presented with a personalised letter signed by the Managing Director and CEO. Around 15,500 employees who have spent more than five years with the Bank were recognised and felicitated during the year.

The Bank continues to leverage technology for offering knowledge and learning products to its employees. This year, we launched mobile phone based performance support tools for relationship managers in the small and medium enterprises group and in the commercial banking group. These performance support tools help retrieve critical product/process information and assist relationship managers in customer profiling and services while on the move. The Bank continued to offer other learning and development platforms such as classroom training and e-learning initiatives to help upgrade employees' knowledge and skills. This year the Bank launched 22 new e-learning modules.

The industrial relations environment for the Bank remained cordial and conducive for achieving the organisation's objectives.

INFORMATION TECHNOLOGY

Technology has been central to ICICI Bank's initiatives in enhancing the banking experience for our customers. We have enhanced the technology platform to continuously augment functionalities in all channels including ATMs, phone banking, internet banking and mobile banking and also strengthen delivery capabilities and technology infrastructure. Our pioneering steps focused on understanding customer requirements, improving customer convenience and reducing turnaround time have kept us ahead as a technology leader in Indian banking for over a decade.

During the year, our technology strategy was aligned towards meeting the 'Khayaal Aapka' promise to our customers. We introduced a range of services like 24X7 electronic branches, video-conferencing from branches, Money2India on mobile, Tab Banking and Bank-on-the-move to enhance customer convenience. Taking forward the philosophy of delivering value to our customers, we offered products such as iBizz (a mobile-based processing system for corporate customers), Facebook banking, iWish (a goal-based savings product) and tailored offerings for customers in the wealth segment. We also took up collaborative initiatives including iSurepay (fees, premium and tax collections for third party), UID authentication for Aadhaar-based payments and enabling corporates to pay state taxes online.

During the year we also remained focused on ensuring superior technology in conjunction with rapid expansion in our business, technology platform and delivery capabilities. With a view to creating a robust technology infrastructure, we undertook a number of migration projects during the course of the year involving upgradations and relocation of critical facilities. We also ensured optimal utilisation of technology infrastructure already deployed. Steps in this direction include leveraging the ATM channel for wider offerings and enhancing the scope and reach of our Trade Online platform. During the year, we received several accolades for our technology offerings. We received the "Best Technology Bank of the Year" award in the private sector banks category by the Indian Banks' Association and also received two awards from the Institute for Development and Research in Banking Technology (IDRBT) for IT implementation and for managing IT risks.

The technology landscape is undergoing significant changes driven by rapid growth in mobility, cloud computing and big data analytics. We will continue to invest in innovations and ensure that our technology systems evolve in line with new trends and deliver value to our customers.

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company (ICICI Life)

ICICI Life successfully maintained its leadership amongst private players in new business premium on retail weighted basis with a market share of 7.0% in fiscal 2013. ICICI Life's total premium for fiscal 2013 was ₹ 135.38 billion and new business annualised premium equivalent premium was ₹ 35.32 billion. ICICI Life's unaudited new business profit in fiscal 2013 was ₹ 5.29 billion. The profit after tax was ₹ 14.96 billion in fiscal 2013 compared to ₹ 13.84 billion in fiscal 2012. The total sum assured by ICICI Life,

including the group insurance business, increased by 14.1% from ₹ 2,416.86 billion at March 31, 2012 to ₹ 2,757.71 billion at March 31, 2013.

ICICI Lombard General Insurance Company (ICICI General)

ICICI General maintained its leadership in the private sector with an overall market share of 9.5% in fiscal 2013. ICICI General's gross written premium grew by 19.8% from ₹ 53.58 billion in fiscal 2012 to ₹ 64.20 billion during fiscal 2013. The profit after tax was ₹ 3.06 billion in fiscal 2013 compared to a loss of ₹ 4.16 billion in fiscal 2012. The loss in fiscal 2012 was due to the recognition of additional losses related to the third party motor pool (a multilateral reinsurance arrangement covering all third party risk of commercial vehicles) in accordance with the Insurance Regulatory and Development Authority order dated March 22, 2012 applicable to all general insurance companies.

ICICI Prudential Asset Management Company (ICICI AMC)

ICICI AMC is the third largest asset management company in India with average mutual fund assets under management of ₹ 878.35 billion for the quarter ended March 31, 2013. ICICI AMC achieved a profit after tax of ₹ 1.10 billion in fiscal 2013 compared to ₹ 0.88 billion in fiscal 2012.

ICICI Venture Funds Management Company (ICICI Venture)

ICICI Venture, despite a challenging environment for alternate asset managers, maintained its leadership position as a specialist alternative asset manager based in India through its presence in diversified asset classes of private equity, infrastructure, real estate and special situations. ICICI Venture achieved a profit after tax of ₹ 0.20 billion in fiscal 2013 compared to a profit after tax of ₹ 0.68 billion in fiscal 2012.

ICICI Securities (I-Sec)

Market conditions in fiscal 2013 continued to be difficult for capital market related entities. I-Sec continued to expand its client base across various business segments, assisting its customers in meeting their financial goals by providing them with research, advisory and execution services. I-Sec maintained its market leadership in the retail broking business. The company achieved a profit of ₹ 0.68 billion in fiscal 2013 compared to ₹ 0.77 billion in fiscal 2012.

ICICI Securities Primary Dealership (I-Sec PD)

I-Sec PD's corporate debt placement volumes rose to cross ₹ 900.00 billion in fiscal 2013. During the year I-Sec PD was awarded the "Best Bond House – India" by Euromoney. I-Sec PD achieved a profit after tax of ₹ 1.22 billion in fiscal 2013 compared to ₹ 0.86 billion in fiscal 2012.

ICICI Bank UK plc (ICICI Bank UK)

ICICI Bank UK's profit after tax for fiscal 2013 was US$ 14.4 million compared to US$ 25.4 million in fiscal 2012. At March 31, 2013, ICICI Bank UK plc had total assets of US$ 3.6 billion compared to US$ 4.1 billion at March 31, 2012. Its capital position was strong with a capital adequacy ratio of 30.8% at March 31, 2013 compared to 32.4% at March 31, 2012.

During fiscal 2013, ICICI Bank UK repatriated US$ 100 million of aggregate capital to the Bank, which included redemption of US$ 50 million of preference share capital and return of US$ 50 million of equity capital, after receiving requisite approvals.

ICICI Bank Canada

ICICI Bank Canada's profit after tax for fiscal 2013 was CAD 43.6 million compared to CAD 34.4 million in fiscal 2012. At March 31, 2013, ICICI Bank Canada had total assets of CAD 5.4 billion compared to CAD 5.2 billion at March 31, 2012. ICICI Bank Canada had a capital adequacy ratio of 33.2% at March 31, 2013 compared to 31.7% at March 31, 2012.

CREDIT RATING

ICICI Bank's credit ratings by various credit rating agencies at March 31, 2013 are given below:

Agency	Rating
Moody's Investor Service (Moody's)	Baa2[1]
Standard & Poor's (S&P)	BBB-[1]
Credit Analysis & Research Limited (CARE)	CAREAAA
Investment Information and Credit Rating Agency (ICRA)	[ICRA]AAA
CRISIL Limited	CRISIL AAA
Japan Credit Rating Agency (JCRA)	BBB+[1]

1. Senior foreign currency debt ratings

PUBLIC RECOGNITION

The Bank received several awards and recognitions during fiscal 2013 in India and abroad including the following:

- Most trusted brand in the Private Sector and Foreign Banks category by Brand Equity. Most Trusted Brands 2012; ranked 15th among the Top 50 Service Brands
- Ranked fifth among Indian companies and 288th globally, in the Forbes Global 2000 list
- Ranked second among India's 50 Biggest Financial Companies in BW Real 500 by Businessworld
- Best Technology Bank of the year award in the Private Sector Bank category by Indian Banks' Association (IBA)
- Special IT Innovation Award by Lenovo - NASSCOM and CNBC-TV18
- Loyalty Award for My Savings Rewards by Aimia, a global leader in loyalty management
- Best Private Sector Bank in Global Business Development, Rural Reach and SME Financing categories by Dun & Bradstreet-Polaris Financial Technology Banking Awards
- Best Foreign Exchange Bank (India) and Best Bond House (India) by Finance Asia
- Best SME Bank for Treasury and Working Capital (India) by The Asset Triple A
- Best Trade Finance House and Best Cash Management House by The Corporate Treasurer's Alliance Awards
- Best Trade Finance Bank in India by GTR Asia Leaders in Trade Awards 2012
- Low Cost/Small Budget Marketing Initiative Award by Rural Marketing Association of India (RMAI) for Gram Samvad programme
- NFS Operational Excellence Awards in the MNC and Private Sector Bank Category from National Payments Corporation of India (NPCI)
- Dataquest Technology Innovation Awards 2012 for data center migration by Dataquest
- Best Remittance Product award from the Asian Banker

Management's Discussion & Analysis

BUSINESS ENVIRONMENT

Economic activity in India continued to moderate during fiscal 2013. Global economic conditions also remained weak with slowdown in growth in developed and emerging economies. While a supportive policy environment in developed economies prevented any crisis situation, uncertainty around revival in global growth remained a concern through the year.

India's gross domestic product (GDP) grew by 5.0% during the first nine months of fiscal 2013 compared to a growth of 6.6% in the corresponding period of fiscal 2012. The services sector grew by 6.7% during the first nine months of fiscal 2013 compared to 8.5% during the first nine months of fiscal 2012. The industrial sector grew by 3.2% and agriculture sector by 4.0% during the first nine months of fiscal 2013 compared to a growth of 4.0% and 4.3% respectively in the corresponding period of fiscal 2012. Private consumption growth moderated to 2.9% during the first nine months of fiscal 2013 compared to a growth of 7.4% in the corresponding period of fiscal 2012. Investments, as measured by gross fixed capital formation, grew by 0.1% during the first nine months of fiscal 2013 compared to a growth of 5.0% in the corresponding period of fiscal 2012. The Central Statistical Organisation has estimated GDP growth for fiscal 2013 at 5.0% compared to 6.2% in fiscal 2012 and 9.3% in fiscal 2011.

Inflation, measured by the Wholesale Price Index (WPI), remained above 7.0% between April 2012 and January 2013, and subsequently eased to 6.0% in March 2013. The moderation in inflation was driven by the manufactured products segment where inflation increased from 5.3% in April 2012 to 6.5% in September 2012 before easing to 4.1% in March 2013. Inflation in food articles remained high through the year with the average inflation at 9.9% in fiscal 2013 compared to 7.3% in fiscal 2012. Fuel inflation which initially eased picked up in the later part of the year due to hike in petrol prices and partial deregulation of diesel prices. Core inflation (defined as manufactured products excluding food products) reduced from 5.0% in March 2012 to 3.4% in March 2013. Average inflation for fiscal 2013 was 7.3% compared to 8.9% in fiscal 2012.

The Reserve Bank of India (RBI) undertook a calibrated easing of monetary policy during the year. During fiscal 2013, the repo rate was reduced by 100 basis points from 8.50% to 7.50% with a 50 basis points cut in April 2012 followed by a 25 basis points reduction each in January 2013 and March 2013. The cash reserve ratio (CRR) was reduced by 75 basis points during the year from 4.75% to 4.00%, with a 25 basis point cut each effective in September 2012, November 2012 and February 2013. Further, in August 2012, the statutory liquidity ratio was reduced by 100 basis points from 24.0% to 23.0%.

Liquidity in the system continued to remain in deficit through fiscal 2013. Average borrowing by banks under the liquidity adjustment facility window of RBI increased from ₹ 798.78 billion in fiscal 2012 to ₹ 841.16 billion in fiscal 2013. The average borrowing by banks under the liquidity adjustment facility window was over ₹ 960.00 billion in the second half of fiscal 2013. In view of the tight liquidity conditions, RBI injected liquidity through open market operations aggregating around ₹ 1,550.00 billion during fiscal 2013 in addition to the reduction in CRR. The yields on the benchmark 10-year government securities decreased by about 58 basis points from 8.54% at March 30, 2012 to 7.96% at March 28, 2013.

A series of policy measures were announced by the Government during the later part of fiscal 2013. The key developments included approval of the Banking Laws (Amendment) Bill 2011 by both houses of Parliament, announcement of fiscal consolidation roadmap by the Government, approval of 51% foreign

direct investment in multi-brand retail, formation of the Cabinet Committee on Investments to expedite investments in projects, partial deregulation of diesel prices, increase in petrol prices and railway passenger fares and deferral of General Anti Avoidance Rules (GAAR) implementation to fiscal 2017. These announcements had a positive impact on market sentiment.

The Indian equity markets improved due to favourable global liquidity conditions and domestic events. The extraordinary liquidity support announced by the US, EU and Japan had a positive impact on global financial markets. This was further supported by gradual improvement in US economic indicators. The benchmark equity index, the BSE Sensex, increased by 8.2% during fiscal 2013, rising from 17,404 at March 31, 2012 to a peak of 20,104 at January 25, 2013, before moderating to 18,835 at March 28, 2013. Foreign institutional investment (FII) flows were significantly higher during the year, with net inflows of USD 29.00 billion during fiscal 2013 compared to USD 16.81 billion inflows during fiscal 2012. Foreign direct investments moderated to USD 21.10 billion and external commercial borrowings to USD 4.72 billion during the first nine months of fiscal 2013 compared to USD 28.74 billion and USD 6.89 billion respectively during the corresponding period of fiscal 2012. During the first nine months of fiscal 2013, a steeper decline in India's exports compared to imports led to a rise in the current account deficit to 5.3% of GDP. However, India's balance of payments had a marginal surplus of USD 1.15 billion during the first nine months of fiscal 2013 as against a deficit of USD 7.09 billion during the corresponding period of fiscal 2012, reflecting strong portfolio investment inflows. The rupee depreciated by 6.3% against the US dollar from ₹ 51.16 per US dollar at March 30, 2012 to ₹ 54.39 per US dollar at March 28, 2013.

Non-food credit growth moderated during fiscal 2013 from 16.8% at March 23, 2012 to 14.0% at March 22, 2013. Based on sector-wise data, year-on-year growth in credit to industry was 15.7% and to the services sector was 13.6% at March 22, 2013. Credit to the infrastructure sector grew by 16.5% year-on-year at March 22, 2013 compared to an 20.5% increase at March 23, 2012 and a 37.8% increase at March 25, 2011. Retail loan growth increased to 14.5% year-on-year at March 22, 2013 compared to 12.9% at March 23, 2012. Deposit growth remained muted during the year recording year-on-year growth of 14.3% at March 22, 2013 compared to 13.5% growth at March 23, 2012. Demand deposit growth was 5.9% year-on-year at March 22, 2013.

First year retail premium underwritten in the life insurance sector increased (on weighted received premium basis) to ₹ 389.56 billion in fiscal 2013 from ₹ 382.54 billion in fiscal 2012. Gross premium of the non-life insurance sector (excluding specialised insurance institutions) grew by 18.4% to ₹ 647.07 billion during fiscal 2013 from ₹ 546.45 billion during fiscal 2012. The average assets under management of mutual funds increased by 22.8% from ₹ 6,647.92 billion in March 2012 to ₹ 8,166.57 billion in March 2013.

Some key regulatory developments in the Indian financial sector during fiscal 2013 include:

- In May 2012, RBI's final guidelines on implementation of Basel III capital regulations were released. These guidelines require, among other things, higher levels of Tier-1 capital and common equity, capital conservation buffers, higher deductions from common equity and Tier-1 capital for investments in subsidiaries and changes in the structure of non-equity instruments eligible for inclusion in Tier-1 capital. The guidelines are to be fully implemented by March 2018. While the initial date for commencing implementation was January 1, 2013, it was later deferred to April 1, 2013.

- In June 2012, RBI prohibited foreclosure charges and pre-payment penalties on home loans on a floating interest rate basis.
- In July 2012, RBI issued revised guidelines on priority sector lending requirements. While keeping the lending targets unchanged, the revised guidelines made certain changes to the categories of lending that would be eligible for classification as priority sector lending and its sub-segments. The guidelines aim to increase direct agricultural lending by banks to individuals. The guidelines also stipulate that investments by banks in securitised assets and outright purchases of loans and assignments would be eligible for classification under the priority sector. The guidelines also increased the priority sector lending requirements for foreign banks in India that have 20 or more branches, in order to bring them on par with domestic banks. In October 2012, RBI announced revisions to the priority sector lending norms. Loans up to ₹ 20.0 million to partnership firms, cooperatives and corporates directly engaged in agricultural activities were made eligible for classification under direct agriculture lending. Also, loans to housing finance companies for on-lending for housing up to ₹ 1.0 million per borrower were included under priority sector lending.
- In November 2012, the RBI increased the general provisioning on restructured standard accounts from 2.00% to 2.75%.
- In November 2012, RBI released draft guidelines on liquidity risk management and the Basel III framework on liquidity standards. The draft guidelines provide for monitoring and reporting of a liquidity coverage ratio, which is designed to ensure that a bank maintains an adequate level of liquid assets to survive an acute liquidity stress scenario lasting one month, and a net stable funding ratio designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon.
- In December 2012, Parliament passed the Banking Laws (Amendment) Bill, which, inter alia, permits all banking companies to issue preference shares that will not carry any voting rights; mandates prior approval of RBI for the acquisition of more than 5.0% of a banking company's paid-up capital or voting rights by any individual or firm or group; empowers RBI, after consultations with the Central Government, to supersede the board of a private sector bank for a total period not exceeding 12 months, during which time RBI will have the power to appoint an administrator to manage the bank; empowers RBI to inspect affiliates of banking entities (affiliates include subsidiaries, holding companies or any joint ventures of banks); and eases the restrictions on voting rights by making them proportionate to the shareholding up to a cap of 26% in case of private sector banks (earlier 10%), and 10% in the case of public sector banks (earlier 1%).
- In December 2012, the Lok Sabha passed the Companies Bill 2011 which would amend the Companies Act 1956. The provisions of the Bill include making independent directors more accountable and improving corporate governance practices. The Bill also seeks to make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard is required to be explained in the annual report. The Bill is pending approval of the Rajya Sabha.
- In January 2013, the RBI issued draft guidelines on restructuring of advances. The draft guidelines propose that with effect from April 1, 2015, loans that are restructured (other than in the infrastructure sector) would be classified as non-performing. The general provision required on restructured standard accounts would increase to 3.75% from March 31, 2014 and to 5.0% from March 31, 2015. General provisions on standard accounts restructured after April 1, 2013 would be at 5.0%.
- RBI through a notification issued on January 31, 2013 mandated banks to disclose further details on restructured accounts in their annual reports. This includes disclosing restructured accounts on a cumulative basis excluding the standard restructured accounts which cease to attract higher provision and/or higher risk weight, the provisions made on restructured accounts under various categories and details of movement of restructured accounts.

- In February 2013, RBI issued guidelines on the entry of new banks in the private sector including eligibility criteria, structure, capital requirements, shareholding structure and corporate governance practices. Select entities or groups in the private sector, entities in the public sector and non-banking financial companies with a successful track record of at least ten years would be eligible to promote banks. The initial minimum capital requirement for these entities is ₹ 5.00 billion, with foreign shareholding not exceeding 49.0% for the first five years. Applications for setting up of new banks have been sought by July 1, 2013.
- In March 2013, the Insurance Regulatory and Development Authority issued guidelines on non-linked life insurance products which include limits on the commission rates payable by insurance companies, introduction of minimum guaranteed surrender value and minimum death benefits. The new guidelines would require life insurance companies to modify existing non-linked products which do not comply with the revised guidelines.

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

During fiscal 2013, we focused on sustainable value creation by balancing growth, profitability and risk management.

Our profit after tax increased by 28.8% from ₹ 64.65 billion in fiscal 2012 to ₹ 83.25 billion in fiscal 2013. The increase in profit after tax was mainly due to 29.2% increase in net interest income and 11.3% increase in non-interest income offset, in part, by a 14.8% increase in non-interest expenses and 13.9% increase in provisions and contingencies (excluding provisions for tax). Net interest income increased by 29.2% from ₹ 107.34 billion in fiscal 2012 to ₹ 138.66 billion in fiscal 2013, reflecting an increase of 38 basis points in net interest margin and an increase of 13.5% in average interest-earning assets.

Non-interest income increased by 11.3% from ₹ 75.02 billion in fiscal 2012 to ₹ 83.46 billion in fiscal 2013. The increase in non-interest income was primarily due to a gain of ₹ 4.95 billion from treasury-related activities in fiscal 2013 compared to a loss of ₹ 0.13 billion in fiscal 2012 and an increase in dividend income from subsidiaries from ₹ 7.36 billion in fiscal 2012 to ₹ 9.12 billion in fiscal 2013. Fee income increased by 2.9% from ₹ 67.07 billion in fiscal 2012 to ₹ 69.01 billion in fiscal 2013.

Non-interest expenses increased by 14.8% from ₹ 78.50 billion in fiscal 2012 to ₹ 90.13 billion in fiscal 2013 primarily due to an increase in employee expenses and other administrative expenses. Provisions and contingencies (excluding provisions for tax) increased by 13.9% from ₹ 15.83 billion in fiscal 2012 to ₹ 18.03 billion in fiscal 2013. The increase in provisions and contingencies (excluding provisions for tax) was primarily due to an increase in provisions for non-performing and restructured loans in the Small & Medium Enterprises (SME) and corporate loan portfolio.

Total assets increased by 9.8% from ₹ 4,890.69 billion at March 31, 2012 to ₹ 5,367.95 billion at March 31, 2013. Total deposits increased by 14.5% from ₹ 2,555.00 billion at March 31, 2012 to ₹ 2,926.14 billion at March 31, 2013. Savings account deposits increased by 12.6% from ₹ 760.46 billion at March 31, 2012 to ₹ 856.51 billion at March 31, 2013. The current and savings account (CASA) ratio was 41.9% at March 31, 2013 compared to 43.5% at March 31, 2012. Term deposits increased by 17.7% from ₹ 1,444.81 billion at March 31, 2012 to ₹ 1,700.37 billion at March 31, 2013. Total advances increased by 14.4% from ₹ 2,537.28 billion at March 31, 2012 to ₹ 2,902.49 billion at March 31, 2013 primarily due to an increase in the domestic corporate and retail loan book. The net non-performing asset ratio increased marginally from 0.62% at March 31, 2012 to 0.64% at March 31, 2013.

We continued to expand our branch network in India. Our branch network in India increased from 2,752 branches and extension counters at March 31, 2012 to 3,100 branches and extension counters at March 31, 2013. We also increased our ATM network from 9,006 ATMs at March 31, 2012 to 10,481 ATMs at March 31, 2013.

The total capital adequacy ratio of ICICI Bank on a standalone basis at March 31, 2013 in accordance with RBI guidelines on Basel II was 18.74% with a Tier-1 capital adequacy ratio of 12.80% compared to a total capital adequacy ratio of 18.52% and Tier-1 capital adequacy ratio of 12.68% at March 31, 2012.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2012	Fiscal 2013	% change
Interest income	₹ 335.42	**₹ 400.75**	19.5%
Interest expense	228.08	**262.09**	14.9
Net interest income	**107.34**	**138.66**	**29.2**
Non-interest income			
- Fee income[1]	67.07	**69.01**	2.9
- Treasury income	(0.13)	**4.95**	-
- Dividend from subsidiaries	7.36	**9.12**	23.9
- Other income (including lease income)	0.72	**0.38**	(47.2)
Operating income	**182.36**	**222.12**	**21.8**
Operating expenses[2]	78.50	**90.13**	14.8
Operating profit	**103.86**	**131.99**	**27.1**
Provisions, net of write-backs	15.83	**18.03**	13.9
Profit before tax	**88.03**	**113.96**	**29.5**
Tax, including deferred tax	23.38	**30.71**	31.4
Profit after tax	**₹ 64.65**	**₹ 83.25**	**28.8%**

1. Includes merchant foreign exchange income and margin on customer derivative transactions.
2. Operating expenses include lease depreciation and direct marketing agency expenses.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.
4. Prior period figures have been re-grouped/re-arranged, where necessary.

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2012	Fiscal 2013
Return on average equity (%)[1]	11.09	**12.94**
Return on average assets (%)[2,3]	1.44	**1.66**
Earnings per share (₹)	56.11	**72.20**
Book value per share (₹)	524.03	**578.25**
Fee to income (%)	36.86	**31.11**
Cost to income (%)[4]	42.91	**40.49**

1. Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.
2. Return on average assets is the ratio of net profit after tax to average assets. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on a fortnightly basis.
3. We have modified our presentation of mark-to-market gains and losses on foreign exchange and derivative transactions to gross basis, which was previously on net basis. Accordingly, for fiscal 2012 and fiscal 2013, the average total assets/total liabilities have been grossed up.
4. Cost represents operating expense excluding lease depreciation. Income represents net interest income and non-interest income and is net of lease depreciation.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

	Fiscal 2012	Fiscal 2013	% change
Interest income	₹ 335.42	**₹ 400.75**	19.5%
Interest expense	228.08	**262.09**	14.9
Net interest income	**107.34**	**138.66**	**29.2**
Average interest-earning assets[1]	3,932.59	**4,465.40**	13.5
Average interest-bearing liabilities[1]	₹ 3,603.51	**₹ 4,073.47**	13.0%
Net interest margin	2.73%	**3.11%**	—
Average yield	8.53%	**8.97%**	—
Average cost of funds	6.33%	**6.43%**	—
Interest spread	2.20%	**2.54%**	—

1. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on a fortnightly basis.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Net interest income increased by 29.2% from ₹ 107.34 billion in fiscal 2012 to ₹ 138.66 billion in fiscal 2013 reflecting an increase in net interest margin from 2.73% in fiscal 2012 to 3.11% in fiscal 2013 and a 13.5% increase in the average volume of interest-earning assets.

The yield on interest-earning assets increased from 8.53% in fiscal 2012 to 8.97% in fiscal 2013 offset, in part, by an increase in the cost of funds from 6.33% in fiscal 2012 to 6.43% in fiscal 2013. The interest spread increased from 2.20% in fiscal 2012 to 2.54% in fiscal 2013. Net interest margin increased from 2.73% in fiscal 2012 to 3.11% in fiscal 2013.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

	Fiscal 2012	Fiscal 2013
Yield on interest-earning assets	**8.53%**	**8.97%**
- On advances	9.55	**9.94**
- On investments	7.24	**7.73**
- On SLR investments	*7.34*	***7.80***
- On other investments	*7.10*	***7.62***
- On other interest-earning assets	6.21	**5.96**
Cost of interest-bearing liabilities	**6.33**	**6.43**
- Cost of deposits	6.12	**6.38**
- Current and savings account (CASA) deposits	*2.87*	***2.97***
- Term deposits	*8.21*	***8.47***
- Cost of borrowings	6.71	**6.54**
Interest spread	**2.20**	**2.54**
Net interest margin	**2.73%**	**3.11%**

Yield on interest-earning assets increased from 8.53% in fiscal 2012 to 8.97% in fiscal 2013 primarily due to the following factors:

- Yield on average advances increased from 9.55% in fiscal 2012 to 9.94% in fiscal 2013 primarily due to an increase in yield on domestic and overseas corporate loans as a result of incremental disbursements at higher lending rates and the full impact of increase in our base rate during fiscal 2012. However, subsequently we reduced our base rate to 9.75% with effect from April 23, 2012 in response to a decrease in repo rate by 50 basis points in April 2012.

- Yield on average interest-earning investments increased from 7.24% in fiscal 2012 to 7.73% in fiscal 2013. The yield on Statutory Liquidity Ratio (SLR) securities increased from 7.34% in fiscal 2012 to 7.80% in fiscal 2013 primarily due to investments in longer duration SLR securities at higher yields and maturities of low yielding securities. The yield on average interest-earning non-SLR investments increased from 7.10% in fiscal 2012 to 7.62% in fiscal 2013.
- Interest income also includes interest on income tax refund of ₹ 2.58 billion in fiscal 2013 compared to ₹ 0.80 billion in fiscal 2012. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.
- During fiscal 2013, the impact on interest income of losses on securitised pools of assets (including credit losses on existing pools) was ₹ 0.28 billion compared to ₹ 2.02 billion in fiscal 2012.
- RBI reduced the CRR by 200 basis points in phases during fiscal 2012 and fiscal 2013. CRR was 6.00% at September 30, 2011, 4.75% at March 31, 2012 and 4.00% at March 31, 2013. As CRR balances do not earn any interest income, the reduction had a positive impact on the yield on interest-earning assets during fiscal 2013.

The cost of funds increased from 6.33% in fiscal 2012 to 6.43% in fiscal 2013 primarily due to the following factors:

- The cost of deposits increased from 6.12% in fiscal 2012 to 6.38% in fiscal 2013. The cost of average term deposits increased by 26 basis points from 8.21% in fiscal 2012 to 8.47% in fiscal 2013, reflecting the full impact of the systemic increase in deposit rates in fiscal 2012. This was partly offset by decrease in the cost of borrowings from 6.71% in fiscal 2012 to 6.54% in fiscal 2013.

Net interest margin of overseas branches improved from 1.23% for fiscal 2012 to 1.34% for fiscal 2013 primarily due to increase in yield on advances. Yield on overseas advances increased primarily due to new disbursements at higher interest rates. Further, during fiscal 2012, there were repayments and prepayments of low yielding loans. The full impact of the reduction in low yielding loans was reflected during fiscal 2013. The increase in yield on advances was offset, in part, by the impact of higher liquidity maintained in the international operations during the year.

The reduction of CRR by 75 basis points to 4.00% and reduction in repo rate by 100 basis points to 7.50% by RBI during fiscal 2013, indicates a reversal in policy stance. While the interest rates in the system are believed to have peaked, the extent and timing of decline in interest rates will depend on systemic liquidity, the future movement of inflation as well as on the evolving fiscal situation.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

	Fiscal 2012	Fiscal 2013	% change
Advances	₹ 2,316.69	**₹ 2,751.19**	18.8%
Interest-earning investments	1,337.46	**1,424.90**	6.5
Other interest-earning assets	278.44	**289.31**	3.9
Total interest-earning assets	**3,932.59**	**4,465.40**	**13.5**
Deposits	2,335.93	**2,648.48**	13.4
Borrowings[3]	1,267.58	**1,424.99**	12.4
Total interest-bearing liabilities	**₹ 3,603.51**	**₹ 4,073.47**	**13.0%**

1. Average investments and average borrowings include average short-term re-purchase transactions.
2. Average balances are the averages of daily balances, except averages of foreign branches which are calculated on a fortnightly basis.
3. Borrowings exclude preference share capital.

The average volume of interest-earning assets increased by 13.5% from ₹ 3,932.59 billion in fiscal 2012 to ₹ 4,465.40 billion in fiscal 2013. The increase in average interest-earning assets was primarily on account of an increase in average advances by ₹ 434.50 billion and average interest-earning investments by ₹ 87.44 billion.

Average advances increased by 18.8% from ₹ 2,316.69 billion in fiscal 2012 to ₹ 2,751.19 billion in fiscal 2013 primarily on account of increase in domestic corporate and retail advances and overseas corporate advances.

Average interest-earning investments increased by 6.5% from ₹ 1,337.46 billion in fiscal 2012 to ₹ 1,424.90 billion in fiscal 2013, primarily due to an increase in average interest-earning SLR investments by 6.3% from ₹ 804.51 billion in fiscal 2012 to ₹ 855.54 billion in fiscal 2013. Average interest earning non-SLR investments increased by 6.8% from ₹ 532.94 billion in fiscal 2012 to ₹ 569.36 billion in fiscal 2013. Interest-earning non-SLR investments primarily include investments in corporate bonds and debentures, certificates of deposits, commercial paper, Rural Infrastructure Development Fund (RIDF) and related investments and investments in liquid mutual funds.

Average interest-bearing liabilities increased by 13.0% from ₹ 3,603.51 billion in fiscal 2012 to ₹ 4,073.47 billion in fiscal 2013 on account of an increase of ₹ 312.55 billion in average deposits and an increase of ₹ 157.41 billion in average borrowings. The ratio of average CASA deposits to average deposits was at 38.0% in fiscal 2013 compared to 39.1% in fiscal 2012.

Non-interest income

The following tables set forth, for the periods indicated, the principal components of non-interest income.

₹ in billion, except percentages

	Fiscal 2012	Fiscal 2013	% change
Fee income[1]	₹ 67.07	**₹ 69.01**	2.9%
Income from treasury-related activities	(0.13)	**4.95**	-
Dividend from subsidiaries	7.36	**9.12**	23.9
Other income (including lease income)	0.72	**0.38**	(47.2)
Total non-interest income	**₹ 75.02**	**₹ 83.46**	**11.3%**

1. Includes merchant foreign exchange income and income on customer derivative transactions.

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The non-interest income increased by 11.3% from ₹ 75.02 billion in fiscal 2012 to ₹ 83.46 billion in fiscal 2013. The increase in non-interest income was primarily on account of gain from treasury-related activities in fiscal 2013 compared to a loss in fiscal 2012, and an increase in dividend income from subsidiaries.

Fee income

Fee income primarily includes fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased by 2.9% from ₹ 67.07 billion in fiscal 2012 to ₹ 69.01 billion in fiscal 2013 primarily due to an increase in fee income from transaction banking fees, credit card fees, fee income from forex and derivative products and third party referral fees, offset, in part, by decrease in loan processing fees.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts.

Profit from treasury-related activities was ₹ 4.95 billion in fiscal 2013 compared to a loss of ₹ 0.13 billion in fiscal 2012. Treasury income for fiscal 2013 primarily included gain on government securities and

other fixed income positions, profit on security receipts and other gains, offset, in part, by mark-to-market losses on equity and preference share portfolio. Loss from treasury-related activities in fiscal 2012 primarily included realised/mark-to-market provision on security receipts, offset, in part, by reversal of mark-to-market loss/realised gain on investments in government of India securities and other fixed income positions and gain on equity/preference investments.

During fiscal 2013 the mark-to-market gain on the credit derivatives portfolio was ₹ 0.06 billion compared to ₹ 0.56 billion in fiscal 2012.

At March 31, 2013, we had an outstanding net investment of ₹ 11.47 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing loans. Security receipts issued by asset reconstruction companies are valued as per net asset value obtained from the asset reconstruction company from time to time. During fiscal 2013, the impact of these security receipts on the income from treasury-related activities was a gain of ₹ 0.45 billion compared to a loss of ₹ 4.08 billion in fiscal 2012.

Dividend from subsidiaries

Dividend from subsidiaries increased by 23.9% from ₹ 7.36 billion in fiscal 2012 to ₹ 9.12 billion in fiscal 2013. In fiscal 2013, dividend from subsidiaries included dividend of ₹ 3.27 billion received from ICICI Prudential Life Insurance Company Limited, ₹ 1.67 billion received from ICICI Bank Canada and ₹ 1.31 billion received from ICICI Bank UK.

Non-interest expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

₹ in billion, except percentages

	Fiscal 2012	Fiscal 2013	% change
Payments to and provisions for employees	₹ 35.15	**₹ 38.93**	10.8%
Depreciation on own property (including non banking assets)	4.82	**4.57**	(5.2)
Other administrative expenses	38.11	**46.30**	21.5
Total non-interest expense (excluding lease depreciation)	**78.08**	**89.80**	**15.0**
Depreciation (net of lease equalisation) on leased assets	0.42	**0.33**	(21.4)
Total non-interest expense	**₹ 78.50**	**₹ 90.13**	**14.8%**

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. In fiscal 2013, non-interest expenses increased by 14.8% from ₹ 78.50 billion in fiscal 2012 to ₹ 90.13 billion in fiscal 2013 primarily due to an increase in employee expenses and other administrative expenses.

Payments to and provisions for employees

Employee expenses increased by 10.8% from ₹ 35.15 billion in fiscal 2012 to ₹ 38.93 billion in fiscal 2013. Employee expenses increased due to annual increments and increase in the number of employees. The number of employees increased from 58,276 at March 31, 2012 to 62,065 at March 31, 2013. The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on owned property decreased by 5.2% from ₹ 4.82 billion in fiscal 2012 to ₹ 4.57 billion in fiscal 2013. Depreciation on leased assets decreased from ₹ 0.42 billion in fiscal 2012 to ₹ 0.33 billion in fiscal 2013.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance and other expenditure. Other administrative expenses increased by 21.5% from ₹ 38.11 billion in fiscal 2012 to ₹ 46.30 billion in fiscal 2013. The increase in other administrative expenses was primarily due to increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) increased from 2,752 at March 31, 2012 to 3,100 at March 31, 2013. We also increased our ATM network from 9,006 ATMs at March 31, 2012 to 10,481 ATMs at March 31, 2013. The increase in other administrative expenses was offset, in part, by a decrease in collection expenses.

Provisions and contingencies (excluding provisions for tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

	Fiscal 2012	Fiscal 2013	% change
Provision for investments (including credit substitutes) (net)	₹ 4.13	**₹ 1.26**	(69.5)%
Provision for non-performing and other assets[1]	9.93	**13.95**	40.5
Provision for standard assets	—	**1.44**	—
Others	1.77	**1.38**	(22.0)
Total provisions and contingencies (excluding provisions for tax)	**₹ 15.83**	**₹ 18.03**	**13.9%**

1. Includes restructuring related provision.

Provisions are made by us on standard, sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant RBI guidelines. Provisions on retail non-performing loans are made at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by RBI. The specific provisions on retail loans held by us were higher than the minimum regulatory requirement. In addition to the specific provision on NPAs, we maintain a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

Provisions and contingencies (excluding provisions for tax) increased by 13.9% from ₹ 15.83 billion in fiscal 2012 to ₹ 18.03 billion in fiscal 2013 primarily due to an increase in provisions on non-performing and restructured loans in the SME and corporate loan portfolio. This was, offset, in part, by write-backs primarily on the unsecured retail asset portfolio and lower provision on investments.

Provision for investments decreased from ₹ 4.13 billion in fiscal 2012 to ₹ 1.26 billion in fiscal 2013. In fiscal 2012, the provision for investments of ₹ 4.13 billion was primarily due to permanent diminution recognised on certain investments.

The provision coverage ratio at March 31, 2013 computed as per the RBI guidelines was 76.8%.

Additional general provision of ₹ 1.44 billion was made on standard assets during fiscal 2013 reflecting an increase in the loan portfolio. We held a cumulative general provision of ₹ 16.24 billion at March 31, 2013 compared to the general provision of ₹ 14.80 billion held at March 31, 2012.

Tax expense

The income tax expense (including wealth tax) increased by 31.4% from ₹ 23.38 billion in fiscal 2012 to ₹ 30.71 billion in fiscal 2013 reflecting an increase in profit before tax and higher effective tax rate of 26.9% in fiscal 2013 compared to 26.6% in fiscal 2012.

Financial condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2012	At March 31, 2013	% change
Cash and bank balances	₹ 362.29	**₹ 414.18**	14.3%
Investments	1,595.60	**1,713.94**	7.4
- Government and other approved investments[1]	869.48	**923.76**	6.2
- RIDF and other related investments[2]	181.03	**201.98**	11.6
- Equity investment in subsidiaries	124.53	**123.22**	(1.1)
- Other investments	420.56	**464.98**	10.6
Advances	2,537.28	**2,902.49**	14.4
- Domestic	1,843.25	**2,168.92**	17.7
- Overseas branches	694.03	**733.57**	5.7
Fixed assets (including leased assets)	46.15	**46.47**	0.7
Other assets	349.37	**290.87**	(16.7)
Total assets	**₹ 4,890.69**	**₹ 5,367.95**	**9.8%**

1. Banks in India are required to maintain a specified percentage, currently 23.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.
2. Investments made in Rural Infrastructure Development Fund and other such entities pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

Total assets increased by 9.8% from ₹ 4,890.69 billion at March 31, 2012 to ₹ 5,367.95 billion at March 31, 2013, primarily due to an increase in advances and investments. Net advances increased by 14.4% from ₹ 2,537.28 billion at March 31, 2012 to ₹ 2,902.49 billion at March 31, 2013. Investments increased by 7.4% from ₹ 1,595.60 billion at March 31, 2012 to ₹ 1,713.94 billion at March 31, 2013.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased from ₹ 362.29 billion at March 31, 2012 to ₹ 414.18 billion at March 31, 2013. The increase was primarily due to an increase in term and call money lending. The balances with RBI decreased from ₹ 157.92 billion at March 31, 2012 to ₹ 143.75 billion at March 31, 2013 primarily due to reduction in CRR.

Investments

Total investments increased by 7.4% from ₹ 1,595.60 billion at March 31, 2012 to ₹ 1,713.94 billion at March 31, 2013, primarily due to an increase in investment in government securities by ₹ 54.28 billion, Rural Infrastructure Development Fund and other related investments (pursuant to shortfall in achievement of directed lending requirements) by ₹ 20.96 billion, pass through certificates by ₹ 35.20 billion and commercial paper and certificates of deposit by ₹ 34.87 billion. The investment in mutual funds decreased by ₹ 21.54 billion and corporate bonds and debentures decreased by ₹ 20.36 billion during fiscal 2013. At March 31, 2013, we had an outstanding net investment of ₹ 11.47 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing loans compared to ₹ 18.32 billion at March 31, 2012. At March 31, 2013, we had notional non-funded credit derivatives outstanding of ₹ 3.07 billion compared to ₹ 10.25 billion at March 31, 2012. We had no funded credit derivatives outstanding at March 31, 2013.

Advances

Net advances increased by 14.4% from ₹ 2,537.28 billion at March 31, 2012 to ₹ 2,902.49 billion at March 31, 2013 primarily due to increase in the domestic corporate and retail loan book. Net retail advances

increased by 11.4% from ₹ 963.63 billion at March 31, 2012 to ₹ 1,073.59 billion at March 31, 2013. Net advances of overseas branches (including offshore banking unit) decreased in USD terms by 0.7% from US$ 13.6 billion at March 31, 2012 to US$ 13.5 billion at March 31, 2013. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 5.7% from ₹ 694.03 billion at March 31, 2012 to ₹ 733.57 billion at March 31, 2013.

Fixed and other assets

Net fixed assets increased marginally from ₹ 46.15 billion at March 31, 2012 to ₹ 46.47 billion at March 31, 2013. Other assets decreased by 16.7% from ₹ 349.37 billion at March 31, 2012 to ₹ 290.87 billion at March 31, 2013.

At March 31, 2013, we have presented mark-to-market on forex and derivatives trading transactions (including revaluation on outstanding funding swaps) and interest accrual on hedge swaps on gross basis. Accordingly, the gross positive mark-to-market amounting to ₹ 113.24 billion has been included in Other assets at March 31, 2013. Consequent to the change, Other assets have increased by ₹ 154.22 billion at March 31, 2012. This was previously presented on a net basis and the net positive mark-to-market was recorded in 'Other Assets' and the net negative mark-to-market was recorded in 'Other Liabilities'.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2012	At March 31, 2013	% change
Equity share capital	₹ 11.53	**₹ 11.54**	0.1%
Reserves	592.52	**655.52**	10.6
Deposits	2,555.00	**2,926.14**	14.5
- Savings account deposits	760.46	**856.51**	12.6
- Current account deposits	349.73	**369.26**	5.6
- Term deposits	1,444.81	**1,700.37**	17.7
Borrowings (excluding subordinated debt and preference share capital)	1,022.00	**1,053.29**	3.1
- Domestic	377.38	**402.98**	6.8
- Overseas branches	644.62	**650.31**	0.9
Subordinated debt (included in Tier-1 and Tier-2 capital)[1]	376.15	**396.62**	5.4
- Domestic	358.90	**378.21**	5.4
- Overseas branches	17.25	**18.41**	6.7
Preference share capital[1]	3.50	**3.50**	0.0
Other liabilities	329.99	**321.34**	(2.6)
Total liabilities	**₹ 4,890.69**	**₹ 5,367.95**	**9.8%**

1. Included in Schedule 4 - "Borrowings" of the balance sheet.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Total liabilities (including capital and reserves) increased by 9.8% from ₹ 4,890.69 billion at March 31, 2012 to ₹ 5,367.95 billion at March 31, 2013, primarily due to an increase in borrowings and deposits. Deposits increased by 14.5% from ₹ 2,555.00 billion at March 31, 2012 to ₹ 2,926.14 billion at March 31, 2013. Borrowings increased from ₹ 1,401.65 billion at March 31, 2012 to ₹ 1,453.41 billion at March 31, 2013.

Deposits

Deposits increased by 14.5% from ₹ 2,555.00 billion at March 31, 2012 to ₹ 2,926.14 billion at March 31, 2013. Term deposits increased from ₹ 1,444.81 billion at March 31, 2012 to ₹ 1,700.37 billion at March 31, 2013, while savings deposits increased from ₹ 760.46 billion at March 31, 2012 to ₹ 856.51 billion at March 31, 2013 and current deposits increased from ₹ 349.73 billion at March 31, 2012 to ₹ 369.26

billion at March 31, 2013. Total deposits at March 31, 2013 were 66.9% of the funding (i.e. deposits and borrowings, other than preference share capital). The current and savings account deposits increased from ₹ 1,110.19 billion at March 31, 2012 to ₹ 1,225.77 billion at March 31, 2013.

Borrowings (including subordinated debt and preference share capital)

Borrowings increased by 3.7% from ₹ 1,401.65 billion at March 31, 2012 to ₹ 1,453.41 billion at March 31, 2013. The borrowings of overseas branches (including offshore banking unit) decreased in USD terms by 5.4% from US$ 13.0 billion at March 31, 2012 to US$ 12.3 billion at March 31, 2013. In rupee terms, borrowings of overseas branches (including offshore banking unit) increased by 0.7% from ₹ 663.91 billion at March 31, 2012 to ₹ 668.72 billion at March 31, 2013. The capital-eligible borrowings, other than preference share capital, increased from ₹ 376.15 billion at March 31, 2012 to ₹ 396.62 billion at March 31, 2013.

Equity share capital and reserves

Equity share capital and reserves increased from ₹ 604.05 billion at March 31, 2012 to ₹ 667.06 billion at March 31, 2013 primarily due to annual accretion to reserves out of profit.

Other liabilities

Other liabilities decreased from ₹ 329.99 billion at March 31, 2012 to ₹ 321.34 billion at March 31, 2013. At March 31, 2013, we have presented mark-to-market on forex and derivatives trading transactions (including revaluation on outstanding funding swaps) and interest accrual on hedge swaps on gross basis. Accordingly, the gross negative mark-to-market amounting to ₹ 108.26 billion has been included in Other liabilities at March 31, 2013. Consequent to the change, Other liabilities have increased by ₹ 154.22 billion at March 31, 2012.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Assets	At March 31, 2012	At March 31, 2013
Claims against the Bank, not acknowledged as debts	₹ 29.31	**₹ 36.37**
Liability for partly paid investments	0.13	**0.13**
Notional principal amount of outstanding forward exchange contracts	3,560.05	**2,838.50**
Guarantees given on behalf of constituents	955.01	**944.17**
Acceptances, endorsements and other obligations	568.86	**621.18**
Notional principal amount of currency swaps	616.40	**565.47**
Notional principal amount of interest rate swaps and currency options and interest rate futures	3,362.01	**2,855.94**
Other items for which the Bank is contingently liable	62.88	**38.13**
Total	**₹ 9,154.65**	**₹ 7,899.89**

We enter into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risk and to manage our own interest rate and foreign exchange positions. We manage our foreign exchange and interest rate risk with reference to limits set by RBI as well as those set internally. An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between interest rate pay and receive legs

of the swaps which is generally much smaller than the notional principal of the swap. With respect to the transactions entered into with customers, we generally enter into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions and hence a large value of gross notional principal of the portfolio, while the net market risk is low. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with counter-party, the net market risk of the two transactions will be zero whereas the notional principal which is reflected as an off-balance sheet item will be the sum of both the transactions.

As a part of project financing and commercial banking activities, we have issued guarantees to support regular business activities of clients. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding ten years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Cash margins available to us to reimburse losses realised under guarantees amounted to ₹ 44.29 billion at March 31, 2013 and ₹ 31.63 billion at March 31, 2012. Other property or security may also be available to us to cover losses under guarantees.

Claims against the Bank, not acknowledged as debts represents demands made in certain tax and legal matters against the Bank in the normal course of business. In accordance with our accounting policy and Accounting Standard 29, we have reviewed and classified these items as possible obligation based on legal opinion/judicial precedents/assessment by the Bank. No provision in excess of provisions already made in the financial statements is considered necessary.

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account in domestic operations aggregated to ₹ 3.55 billion at March 31, 2013 compared to ₹ 4.33 billion at March 31, 2012.

Capital resources

We actively manage our capital to meet regulatory norms and current and future business needs considering the risks in our businesses, expectations of rating agencies, shareholders and investors and the available options for raising capital. Our capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

We are subject to the Basel II capital adequacy guidelines stipulated by RBI with effect from March 31, 2008. RBI guidelines on Basel II require us to maintain a minimum capital to risk-weighted assets ratio of 9.0% and a minimum Tier-1 capital adequacy ratio of 6.0% on an ongoing basis. Under Pillar 1 of the RBI guidelines on Basel II, we follow the Standardised approach for measurement of credit and market risks and Basic Indicator approach for measurement of operational risk.

The following table sets forth, at the dates indicated, the capital adequacy ratios computed in accordance with the RBI guidelines on Basel II.

₹ in billion, except percentages

	At March 31, 2012	At March 31, 2013
Tier-1 capital	₹ 505.18	**₹ 565.62**
Tier-2 capital	232.95	**262.74**
Total capital	**738.13**	**828.36**
Credit Risk — Risk Weighted Assets (RWA)	3,468.74	**3,894.82**
Market Risk — RWA	268.66	**254.68**
Operational Risk — RWA	248.46	**269.94**
Total RWA	**₹ 3,985.86**	**₹ 4,419.44**
Total capital adequacy ratio	**18.52%**	**18.74%**
Tier-1 capital adequacy ratio	12.68%	**12.80%**
Tier-2 capital adequacy ratio	5.84%	**5.94%**

Movement in our capital funds and risk weighted assets from March 31, 2012 to March 31, 2013

During fiscal 2013, capital funds (net of deductions) increased by ₹ 90.23 billion from ₹ 738.13 billion at March 31, 2012 to ₹ 828.36 billion at March 31, 2013. The increase in the capital funds was due to accretion to retained earnings, issuance of lower Tier-2 capital instruments, lower deduction from capital funds on account of securitisation exposures and repatriation of capital from an overseas banking subsidiary.

Credit risk RWA increased by ₹ 426.08 billion from ₹ 3,468.74 billion at March 31, 2012 to ₹ 3,894.82 billion at March 31, 2013 primarily due to increase of ₹ 369.53 billion in RWA for on-balance sheet exposures, offset, in part, by decrease of ₹ 56.55 billion in RWA for off-balance sheet credit exposures.

Market risk RWA decreased by ₹ 13.98 billion from ₹ 268.66 billion at March 31, 2012 to ₹ 254.68 billion at March 31, 2013. The general market risk RWA decreased by ₹ 11.44 billion (capital charge of ₹ 1.03 billion).

The operational risk RWA at March 31, 2013 was ₹ 269.94 billion (capital charge of ₹ 24.29 billion). The operational risk capital charge is computed based on 15% of average of previous three financial years' gross income and is revised on an annual basis at June 30.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both standalone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight on the impact

of extreme but plausible scenarios on our risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of capital buffers for current and future periods. We periodically assess and refine our stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. The business and capital plans and the stress testing results of the group entities are integrated into the internal capital adequacy assessment process.

Based on the internal capital adequacy assessment process, we determine the level of capital that needs to be maintained by considering the following in an integrated manner:

- strategic focus, business plan and growth objectives;
- regulatory capital requirements as per the RBI guidelines;
- assessment of material risks and impact of stress testing;
- perception of credit rating agencies, shareholders and investors;
- future strategy with regard to investments or divestments in subsidiaries; and
- evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued the Basel III proposals in fiscal 2010. Following a consultation phase on these proposals, the final set of Basel III rules were issued in fiscal 2011. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness.

During fiscal 2013, RBI issued the final guidelines on the Basel III capital regulations. The implementation of this framework would commence from April 1, 2013 in a phased manner through till March 31, 2018.

In May 2012, RBI lowered the minimum leverage ratio requirement from 5.0% to 4.5%.

In January 2013, RBI issued the draft guidelines on the composition of capital disclosure requirements, in addition to the existing Pillar 3 guidance. Along with this, RBI prescribed different treatments for capitalisation of bank's exposures to qualifying and non qualifying central counter-parties on account of derivatives and securities financing transactions.

RBI, through its circular in March 2013, deferred the introduction of credit value adjustment risk capital charge for over the counter derivatives. Credit value adjustment captures risk of mark-to-market losses due to deterioration in the credit worthiness of counterparty. Credit value adjustment risk capital charges would become effective from January 1, 2014.

We continue to monitor further developments and believe that our current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework.

ASSET QUALITY AND COMPOSITION

Loan concentration

We follow a policy of portfolio diversification and evaluate our total financing in a particular sector in light of our forecasts of growth and profitability for that sector.

Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks sectors in which we have loans outstanding. We seek to respond to any economic weakness in an industrial segment by restricting new exposures to that segment and any growth in an industrial segment by increasing new exposures to that segment, resulting in active portfolio management.

The following tables set forth, at the dates indicated, the composition of our gross advances (net of write-offs).

₹ in billion, except percentages

	March 31, 2012		March 31, 2013	
	Total advances	% of total advances	Total advances	% of total advances
Retail finance[1]	₹ 1,028.71	39.3%	**₹ 1,124.11**	**37.7%**
Road, ports, telecom, urban development and other infrastructure	181.66	6.9	**216.91**	**7.3**
Services – non-finance	192.65	7.4	**203.52**	**6.8**
Power	141.14	5.4	**186.06**	**6.2**
Iron/steel and products	121.59	4.6	**161.88**	**5.4**
Services – finance	151.25	5.8	**159.62**	**5.4**
Crude petroleum/refining and petrochemicals	70.68	2.7	**88.64**	**3.0**
Mining	84.02	3.2	**80.73**	**2.7**
Construction	57.48	2.2	**70.51**	**2.4**
Food and beverages	65.71	2.5	**69.52**	**2.3**
Cement	39.75	1.5	**66.64**	**2.2**
Electronics and engineering	55.80	2.1	**66.27**	**2.2**
Wholesale/retail trade	46.29	1.8	**55.75**	**1.9**
Shipping	42.35	1.6	**45.10**	**1.5**
Metal & products (excluding iron & steel)	48.05	1.8	**44.05**	**1.5**
Chemical and fertilizers	34.26	1.3	**37.10**	**1.2**
Other industries[2]	259.37	9.9	**307.75**	**10.3**
Total	**₹ 2,620.76**	**100.0%**	**₹ 2,984.16**	**100.0%**

1. Includes home loans, commercial business loans, automobile loans, business banking, credit cards, personal loans, rural loans, loans against securities and dealer financing portfolio.
2. Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), textile, drugs and pharmaceuticals, gems and jewellery and FMCG.
3. From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio at March 31, 2012 is also reclassified.

The following table sets forth, at the dates indicated, the composition of our gross (net of write-offs) outstanding retail finance portfolio.

₹ in billion, except percentages

	March 31, 2012		March 31, 2013	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans	₹ 489.40	47.6%	**₹ 578.63**	**51.5%**
Commercial business	180.70	17.5	**151.25**	**13.5**
Automobile loans	94.71	9.2	**115.85**	**10.3**
Business banking	56.52	5.5	**43.85**	**3.9**
Credit cards	45.96	4.5	**36.39**	**3.2**
Personal loans	29.52	2.9	**31.75**	**2.8**
Loans against securities and others[1]	131.90	12.8	**166.39**	**14.8**
Total retail finance portfolio	**₹ 1,028.71**	**100.0%**	**₹ 1,124.11**	**100.0%**

1. Include dealer financing portfolio and rural loans.
2. From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio at March 31, 2012 is also reclassified.

There was a healthy growth in our organic retail loan portfolio during fiscal 2013. Our retail loan portfolio, excluding buyouts and inter-bank participation certificates, grew by 25.6% during the year.

Directed lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

RBI guideline on priority sector lending requires the banks to lend 40.0% of their adjusted net bank credit (ANBC) to certain activities carried out by the specified borrowers. The definition of ANBC includes certain investments and is computed with reference to the respective amounts at March 31 of the previous year. Priority sector includes lending to agricultural sector, food and agri-based industries, small enterprises/ businesses, housing finance up to certain limits and lending to borrowers belonging to weaker sections. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their ANBC to the agriculture sector and the balance to certain specified sectors. The banks are also required to lend 10.0% of their ANBC to the weaker sections.

We are required to comply with the priority sector lending requirements prescribed by RBI from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank based on the allocations made by RBI. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At March 31, 2013, our total investment in such bonds was ₹ 201.98 billion.

At March 31, 2013, our priority sector lending was ₹ 674.88 billion, constituting about 87.5% of our requirements. At that date, the qualifying agriculture loans were ₹ 191.86 billion constituting about 55.3% of our requirements. Our advances to weaker sections were ₹ 48.63 billion constituting about 25.2% of our requirements.

Classification of loans

We classify our assets as performing and non-performing in accordance with the RBI guidelines. Under the RBI guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days.

RBI has separate guidelines for restructured loans. A fully secured standard asset can be restructured by re-schedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. Similar guidelines apply to sub-standard loans.

The following table sets forth, at the dates indicated, information regarding the asset classification of our gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

	March 31, 2012	March 31, 2013
Non-performing assets		
Sub-standard assets	14.49	**18.72**
Doubtful assets	73.35	**67.91**
Loss assets	7.79	**9.84**
Total non-performing assets[1]	**₹ 95.63**	**₹ 96.47**

1. Include advances, lease receivables and credit substitutes like debentures and bonds. Exclude preference shares.

The following table sets forth, at the dates indicated, information regarding our non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2011	₹ 101.14	₹ 24.58	**₹ 2,628.16**	**0.94%**
March 31, 2012	₹ 95.63	₹ 18.94	**₹ 3,059.84**	**0.62%**
March 31, 2013	**₹ 96.47**	**₹ 22.34**	**₹ 3,517.62**	**0.64%**

1. Net of write-offs, interest suspense and derivatives income reversal.
2. Include advances, lease receivables and credit substitutes like debentures and bonds. Exclude preference shares.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

At March 31, 2013, the gross NPAs (net of write-offs, interest suspense and derivatives income reversal) were ₹ 96.47 billion compared to ₹ 95.63 billion at March 31, 2012. Net NPAs were ₹ 22.34 billion at March 31, 2013 compared to ₹ 18.94 billion at March 31, 2012. The ratio of net NPAs to net customer assets increased marginally from 0.62% at March 31, 2012 to 0.64% at March 31, 2013. During fiscal 2013, we wrote-off NPAs, including retail NPAs, with an aggregate outstanding of ₹ 16.46 billion compared to ₹ 11.83 billion during fiscal 2012.

Our provision coverage ratio (i.e. total provisions made against NPAs as a percentage of gross NPAs) at March 31, 2013 was 76.8%. At March 31, 2013, total general provision held against standard assets was ₹ 16.24 billion compared to ₹ 14.80 billion at March 31, 2012.

The following table sets forth, at March 31, 2012 and March 31, 2013, the composition of gross non-performing assets by industry sector.

₹ in billion, except percentages

	March 31, 2012		March 31, 2013	
	Amount	%	Amount	%
Retail finance[1]	₹ 76.73	80.2%	**₹ 58.14**	**60.3%**
Road, ports, telecom, urban development and other infrastructure	0.15	0.2	**0.14**	**0.1**
Services – non-finance	0.37	0.4	**8.77**	**9.1**
Power	0.09	0.1	**0.09**	**0.1**
Iron/steel and products	0.91	0.9	**1.99**	**2.1**
Services – finance	0.00	0.0	**0.00**	**0.0**
Crude petroleum/refining and petrochemicals	0.05	0.0	**0.04**	**0.0**
Mining	0.00	0.0	**0.20**	**0.2**
Construction	0.89	0.9	**2.24**	**2.3**
Food and beverages	1.54	1.6	**1.94**	**2.0**
Cement	-	-	**-**	**-**
Electronics and engineering	1.81	1.9	**2.59**	**2.7**
Wholesale/retail trade	1.15	1.2	**4.16**	**4.3**
Shipping	0.45	0.5	**0.38**	**0.4**
Metal & products (excluding iron & steel)	1.11	1.2	**1.06**	**1.1**
Chemical and fertilizers	1.52	1.6	**1.33**	**1.4**
Other industries[2]	8.86	9.3	**13.40**	**13.9**
Total	**₹ 95.63**	**100.0%**	**₹ 96.47**	**100.0%**

1. Includes home loans, commercial business loans, automobile loans, business banking, credit cards, personal loans, rural loans, loans against securities and dealer financing portfolio.
2. Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), textile, drugs and pharmaceuticals, gems and jewellery and FMCG.
3. From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio at March 31, 2012 has also been reclassified.

At March 31, 2013, the net non-performing loans in the retail portfolio were 0.72% of net retail loans as compared with 1.22% at March 31, 2012. The decrease in the ratio was primarily on account of sharp decline in accretion to retail NPAs.

Our aggregate investments in security receipts issued by asset reconstruction companies were ₹ 11.47 billion at March 31, 2013 as compared to ₹ 18.32 billion at March 31, 2012.

RBI has issued guidelines revising the format of disclosures on restructured loans. The revised format requires banks to disclose the movement of the borrower level outstanding of borrowers whose loans were restructured. During fiscal 2013, standard loans of ₹ 16.78 billion of 23 borrowers were

restructured as compared to ₹ 35.95 billion of 28 borrowers during fiscal 2012. Net principal outstanding of standard restructured borrowers increased from ₹ 45.54 billion at March 31, 2012 to ₹ 53.15 billion at March 31, 2013.

Segment information

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The standalone segmental report for fiscal 2013, based on the segments identified and defined by RBI, has been presented as follows:

- *Retail Banking* includes exposures of the Bank, which satisfy the four qualifying criteria of 'regulatory retail portfolio' as stipulated by the RBI guidelines on the Basel II framework.
- *Wholesale Banking* includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the RBI guidelines for the Bank.
- *Treasury* includes the entire investment portfolio of the Bank.
- *Other Banking* includes leasing operations and other items not attributable to any particular business segment of the Bank.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the retail banking segment increased from ₹ 5.50 billion in fiscal 2012 to ₹ 9.55 billion in fiscal 2013 primarily due to write-back/lower provisions for loan losses in the retail asset portfolio and increase in non-interest income offset, in part, by increase in non-interest expenses.

Net interest income increased by 10.3% from ₹ 38.15 billion in fiscal 2012 to ₹ 42.09 billion in fiscal 2013 primarily due to increase in average current account and savings account deposits of the retail banking segment.

Non-interest income increased by 18.1% from ₹ 25.76 billion in fiscal 2012 to ₹ 30.42 billion in fiscal 2013, primarily due to higher level of foreign exchange and transaction banking fees, third party referral fees, and fees from the credit card portfolio.

Non-interest expenses increased by 11.9% from ₹ 56.52 billion in fiscal 2012 to ₹ 63.22 billion in fiscal 2013, primarily due to increase in employee expenses, expansion in branch network offset, in part, by reduction in collection expenses.

In fiscal 2013, there was write-back of ₹ 0.24 billion compared to provisions of ₹ 1.88 billion in fiscal 2012 primarily due to write-back/lower provisions for loan losses in the retail asset portfolio.

Wholesale banking segment

Profit before tax of the wholesale banking segment increased from ₹ 62.07 billion in fiscal 2012 to ₹ 66.19 billion in fiscal 2013 primarily due to increase in net interest income offset, in part, by increase in provisions and decrease in non-interest income.

Net interest income increased by 38.7% from ₹ 49.37 billion in fiscal 2012 to ₹ 68.46 billion in fiscal 2013 primarily driven by loan growth in the wholesale banking segment. Non-interest income decreased by 6.8% from ₹ 41.01 billion in fiscal 2012 to ₹ 38.22 billion in fiscal 2013, primarily due to moderation in lending linked fee income offset, in part, by increase in foreign exchange and transaction banking related fees from corporate clients. Provisions were higher primarily due to higher non-performing loans and the impact of restructuring of loans during the year.

Treasury segment

Profit before tax of the treasury segment increased from ₹ 20.81 billion in fiscal 2012 to ₹ 36.54 billion in fiscal 2013 primarily due to increase in non-interest income offset, in part, by increase in non-interest expenses. The non-interest income was higher primarily due to higher level of dividend income from subsidiaries, realised gain on government securities portfolio and other fixed income positions and foreign exchange trading gains.

Other banking segment

Profit before tax of other banking segment in fiscal 2013 was ₹ 1.69 billion compared to a loss of ₹ 0.35 billion in fiscal 2012 primarily due to higher interest on income-tax refunds.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax including the results of operations of our subsidiaries and other consolidating entities increased by 25.7% from ₹ 76.43 billion in fiscal 2012 to ₹ 96.04 billion in fiscal 2013 primarily due to increase in the profit of ICICI Bank and profit of ICICI Lombard General Insurance Company Limited (ICICI General). In fiscal 2012, ICICI General had a loss of ₹ 4.16 billion due to the impact of additional provision for Indian Motor Third Party Pool (the Pool) losses. The consolidated return on average equity increased from 13.00% in fiscal 2012 to 14.66% in fiscal 2013.

Profit after tax of ICICI Life increased from ₹ 13.84 billion in fiscal 2012 to ₹ 14.96 billion in fiscal 2013 due to increase in investment income and lower operating expenses as well as the continued income stream from business sold in prior years. Investment income increased primarily due to increase in average non-linked assets under management and higher yields on debt portfolio. The increase was offset, in part, by increase in claims and benefits paid and commission expenses. New business annual premium equivalent increased by 13.3% from ₹ 31.18 billion during fiscal 2012 to ₹ 35.32 billion during fiscal 2013.

ICICI General made profit after tax of ₹ 3.06 billion in fiscal 2013 compared to loss of ₹ 4.16 billion in fiscal 2012 primary due to the impact of additional provision of the Pool losses during fiscal 2012 and due to higher premium income, investment income and commission income during fiscal 2013. In accordance with Insurance Regulatory and Development Authority guidelines, ICICI General, together with all other general insurance companies participated in the Pool, administered by the General Insurance Corporation of India covering third party risks of commercial vehicles, from April 1, 2007. As per Insurance Regulatory and Development Authority direction effective March 31, 2012, the Pool was dismantled on a clean cut basis and general insurance companies were required to recognise the Pool liabilities as per loss ratios estimated by GAD UK with the option to recognise the same over a three year period. ICICI General had decided to recognise the additional liabilities of the Pool during fiscal 2012 and therefore, the loss of ICICI General of ₹ 4.16 billion for fiscal 2012 included impact of additional Pool losses of ₹ 6.85 billion. During fiscal 2013, the Appointed Actuary carried out re-assessment of liabilities relating to policies underwritten by ICICI General for risks commencing from fiscal 2008 to fiscal 2012. Based on the re-assessment, ICICI General has recognised additional provision of ₹ 1.02 billion for fiscal 2013.

Profit after tax of ICICI Bank Canada increased from ₹ 1.66 billion (CAD 34.4 million) in fiscal 2012 to ₹ 2.37 billion (CAD 43.6 million) in fiscal 2013 primarily due to increase in net interest income and lower provisions. The increase in net interest income was due to increase in net interest margin.

Profit after tax of ICICI Bank UK PLC decreased from ₹ 1.22 billion (USD 25.4 million) in fiscal 2012 to ₹ 0.78 billion (USD 14.4 million) in fiscal 2013 primarily due to decrease in net interest income and higher provisions offset, in part, by higher mark-to-market gains on derivatives in fiscal 2013 and decrease in realised loss on sale of investments. The decrease in net interest income was on account of decline in average volume of interest-earning assets.

Profit after tax of ICICI Bank Eurasia Limited Liability Company increased from ₹ 0.21 billion in fiscal 2012 to ₹ 0.33 billion in fiscal 2013.

Profit after tax of ICICI Securities Primary Dealership Limited increased from ₹ 0.86 billion in fiscal 2012 to ₹ 1.22 billion in fiscal 2013 due to increase in trading gains. Trading gains increased in fiscal 2013 on account of higher trading opportunities as yield on 10-year government securities declined in fiscal 2013 compared to an increase during fiscal 2012.

Profit after tax of ICICI Securities Limited decreased from ₹ 0.77 billion in fiscal 2012 to ₹ 0.64 billion in fiscal 2013 primarily due to increase in staff cost and administrative expenses offset, in part, by increase in net interest income.

Profit after tax of ICICI Home Finance Company Limited decreased from ₹ 2.60 billion in fiscal 2012 to ₹ 2.20 billion in fiscal 2013 primarily due to decrease in net interest income offset, in part, by lower provision on loans.

Profit after tax of ICICI Prudential Asset Management Company increased from ₹ 0.88 billion in fiscal 2012 to ₹ 1.10 billion in fiscal 2013 primarily due to increase in fee income on account of increase in average assets under management.

Profit after tax of ICICI Venture Funds Management Company Limited decreased from ₹ 0.68 billion in fiscal 2012 to ₹ 0.20 billion in fiscal 2013 primarily due to decrease in management fees and decrease in distribution of income from venture capital funds.

Consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 6,192.87 billion at March 31, 2012 to ₹ 6,748.22 billion at March 31, 2013 primarily due to increase in assets of ICICI Bank, ICICI Life, ICICI Bank Canada and ICICI Securities Primary Dealership Limited. Consolidated advances of the Bank and its subsidiaries increased from ₹ 2,921.25 billion at March 31, 2012 to ₹ 3,299.74 billion at March 31, 2013.

The following table sets forth, for the periods indicated, the profit/(loss) of our principal subsidiaries.

₹ in billion

Company	Fiscal 2012	Fiscal 2013
ICICI Prudential Life Insurance Company Limited	₹ 13.84	**₹ 14.96**
ICICI Lombard General Insurance Company Limited	(4.16)	**3.06**
ICICI Bank Canada	1.66	**2.37**
ICICI Bank UK PLC	1.22	**0.78**
ICICI Bank Eurasia Limited Liability Company	0.21	**0.33**
ICICI Securities Primary Dealership Limited	0.86	**1.22**
ICICI Securities Limited	0.77	**0.64**
ICICI Home Finance Company Limited	2.60	**2.20**
ICICI Prudential Asset Management Company Limited	0.88	**1.10**
ICICI Venture Funds Management Company Limited	₹ 0.68	**₹ 0.20**

Key Financial Indicators: Last Ten Years

Profit After Tax

₹ in billion

16.37 20.05 25.40 31.10 41.58 37.58 40.25 51.51 64.65 83.25

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 FY

Profit After Tax

Dividend Per Share

₹

7.50 8.50 8.50 10.00 11.00 11.00 12.00 14.00 16.50 20.00

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 FY

Dividend Per Share

For fiscal 2013, represents proposed dividend.

Deposits


₹ in billion
681.09
998.19
1,650.83
2,305.10
2,444.31
2,183.48
2,020.17
2,256.02
2,555.00
2,926.13
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 FY
Deposits

Advances


₹ in billion
626.48
914.05
1,461.63
1,958.66
2,256.16
2,183.11
1,812.06
2,163.66
2,537.28
2,902.49
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 FY
Advances

₹ in billion, except per share data

	At year-end fiscal									
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Net interest income	21.85	29.32	39.07	56.37	73.04	83.67	81.14	90.17	107.34	138.66
Earnings per share (Basic)	26.66	27.55	32.49	34.84	39.39	33.76	36.14	45.27	56.11	72.20
Earnings per share (Diluted)	26.44	27.33	32.15	34.64	39.15	33.70	35.99	45.06	55.95	71.93
Total assets	1,252.29	1,676.59	2,513.89	3,446.58	3,997.95	3,793.01	3,634.00	4,062.34	4,890.69	5,367.95
Equity capital & reserves	80.1	125.50	222.06	243.13	464.71	495.33	516.18	550.91	604.05	667.06
Total capital adequacy ratio	10.4%	11.8%	13.4%	11.7%	14.0%[1]	15.5%[1]	19.4%[1]	19.5%[1]	18.5%[1]	18.7%[1]

1. Total capital adequacy ratio has been calculated as per Basel II framework.

ICICI Bank

financials

independent auditors' report

To the Members of ICICI Bank Limited

Report on the Financial Statements

1. We have audited the attached Balance Sheet of ICICI Bank Limited (the 'Bank') as at 31 March 2013 and also the Statement of Profit and Loss and Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information. Incorporated in the said financial statements are the returns of the Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches of the Bank, audited by other auditors.

Management's Responsibility for the Financial Statements

2. Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Bank in accordance with accounting principles generally accepted in India, including the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 ('the Act') read with guidelines issued by the Reserve Bank of India insofar as they are applicable to the Bank and in conformity with Form A and B (revised) of the Third Schedule to the Banking Regulation Act, 1949 as applicable. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

3. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
4. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
5. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

6. In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Banking Regulation Act, 1949 and the Act in the manner so required for banking companies, and give a true and fair view in conformity with the accounting principles generally accepted in India:
 (a) in the case of the Balance Sheet, of the state of affairs of the Bank as at 31 March 2013;
 (b) in the case of the Statement of Profit and Loss, of the profit for the year ended on that date; and
 (c) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

7. The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provision of section 29 of the Banking Regulation Act, 1949 read with section 211 of the Act.
8. We report that:
 (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit and have found them to be satisfactory;
 (b) In our opinion, the transactions of the Bank which have come to our notice have been within its powers;
 (c) The financial accounting systems of the Bank are centralised and therefore, accounting returns for the purpose of preparing financial statements are not required to be submitted by the branches; we have visited 98 branches for the purpose of our audit;
9. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Act.
10. We further report that:
 (a) In our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books;
 (b) The Balance Sheet, Profit and Loss Account, and Cash Flow Statement dealt with by this Report are in agreement with the books of account;
 (c) On the basis of written representations received from the directors as on 31 March 2013, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2013, from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

Other Matter

11. We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of Rs. 1,270,195 million as at 31 March 2013, the total revenue of Rs. 60,882 million for the year ended 31 March 2013 and net cash flows amounting to Rs. 84,228 million for the year ended 31 March 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

For S.R. Batliboi & Co. LLP
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Place: Mumbai
Date: April 26, 2013

balance sheet

ICICI Bank **at March 31, 2013** **(₹ in '000s)**

	Schedule	At 31.03.2013	*At 31.03.2012*
CAPITAL AND LIABILITIES			
Capital	1	**11,536,362**	*11,527,683*
Employees stock options outstanding		**44,835**	*23,854*
Reserves and surplus	2	**655,478,392**	*592,500,885*
Deposits	3	**2,926,136,257**	*2,554,999,561*
Borrowings	4	**1,453,414,944**	*1,401,649,073*
Other liabilities and provisions	5	**321,336,021**	*329,986,915*
TOTAL CAPITAL AND LIABILITIES		**5,367,946,811**	*4,890,687,971*
ASSETS			
Cash and balances with Reserve Bank of India	6	**190,527,309**	*204,612,935*
Balances with banks and money at call and short notice	7	**223,647,879**	*157,680,199*
Investments	8	**1,713,935,993**	*1,595,600,430*
Advances	9	**2,902,494,351**	*2,537,276,579*
Fixed assets	10	**46,470,587**	*46,146,870*
Other assets	11	**290,870,692**	*349,370,958*
TOTAL ASSETS		**5,367,946,811**	*4,890,687,971*
Contingent liabilities	12	**7,899,893,146**	*9,154,651,059*
Bills for collection		**123,945,258**	*75,720,571*
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.:102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 26, 2013

SANDEEP BATRA
Group Compliance Officer &
Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

profit and loss account

for the year ended March 31, 2013 **(₹ in '000s)**

		Schedule	Year ended 31.03.2013	*Year ended 31.03.2012*
I.	**INCOME**			
	Interest earned	13	400,755,969	*335,426,522*
	Other income	14	83,457,012	*75,027,598*
	TOTAL INCOME		484,212,981	*410,454,120*
II.	**EXPENDITURE**			
	Interest expended	15	262,091,848	*228,084,964*
	Operating expenses	16	90,128,837	*78,504,433*
	Provisions and contingencies (refer note 18.35)		48,737,569	*39,212,151*
	TOTAL EXPENDITURE		400,958,254	*345,801,548*
III.	**PROFIT/(LOSS)**			
	Net profit for the year		83,254,727	*64,652,572*
	Profit brought forward		70,542,323	*50,181,837*
	TOTAL PROFIT/(LOSS)		153,797,050	*114,834,409*
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		20,820,000	*16,170,000*
	Transfer to Reserve Fund		27,775	*10,665*
	Transfer to Capital Reserve		330,000	*380,000*
	Transfer to/(from) Investment Reserve Account		—	*—*
	Transfer to Revenue and other reserves		—	*3,154*
	Transfer to Special Reserve		7,600,000	*6,500,000*
	Dividend (including corporate dividend tax) for the previous year paid during the year		2,491	*4,284*
	Proposed equity share dividend		23,072,271	*19,020,400*
	Proposed preference share dividend		35	*35*
	Corporate dividend tax		2,921,604	*2,203,548*
	Balance carried over to balance sheet		99,022,874	*70,542,323*
	TOTAL		153,797,050	*114,834,409*
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		72.20	*56.11*
	Diluted (₹)		71.93	*55.95*
Face value per share (₹)			10.00	*10.00*

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 26, 2013

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

ICICI Bank

for the year ended March 31, 2013 (₹ in '000s)

		Year ended 31.03.2013	*Year ended 31.03.2012*
Cash flow from operating activities			
Profit before taxes		113,966,897	*88,034,223*
Adjustments for :			
Depreciation and amortisation		5,709,115	*6,016,209*
Net (appreciation)/depreciation on investments		4,647,716	*11,007,862*
Provision in respect of non-performing assets		13,948,385	*9,931,796*
Prudential provision for standard assets		1,439,082	*—*
Provision for contingencies & others		1,376,106	*1,766,718*
Income from subsidiaries, joint ventures and consolidated entities		(9,416,200)	*(7,625,631)*
(Profit)/loss on sale of fixed assets		(352,510)	*16,876*
Employees stock options grants		20,981	*20,925*
		131,339,572	*109,168,978*
Adjustments for :			
(Increase)/decrease in investments		(22,717,062)	*(127,636,008)*
(Increase)/decrease in advances		(380,239,011)	*(388,801,703)*
Increase/(decrease) in deposits		371,136,697	*298,978,483*
(Increase)/decrease in other assets		12,992,477	*(34,417,248)*
Increase/(decrease) in other liabilities and provisions		30,496,358	*11,538,969*
		11,669,459	*(240,337,507)*
Refund/(payment) of direct taxes		(31,988,940)	*(21,211,450)*
Net cash flow from/(used in) operating activities	**(A)**	111,020,091	*(152,379,979)*
Cash flow from investing activities			
Investments in subsidiaries and/or joint ventures (including application money)		4,050,772	*—*
Income from subsidiaries, joint ventures and consolidated entities		9,416,200	*7,625,631*
Purchase of fixed assets		(5,883,595)	*(4,530,919)*
Proceeds from sale of fixed assets		1,241,898	*90,174*
(Purchase)/sale of held to maturity securities		(103,140,846)	*(125,986,553)*
Net cash used in investing activities	**(B)**	(94,315,571)	*(122,801,667)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		447,516	*591,128*
Net proceeds/(repayment) of borrowings		50,676,148	*305,079,424*
Dividend and dividend tax paid		(21,226,474)	*(18,152,914)*
Net cash generated from/(used in) financing activities	**(C)**	29,897,190	*287,517, 638*
Effect of exchange fluctuation on translation reserve	**(D)**	5,280,344	*9,056,310*
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)		51,882,054	*21,392,302*
Cash and cash equivalents at beginning of the year[1]		362,293,134	*340,900,832*
Cash and cash equivalents at end of the year[1]		414,175,188	*362,293,134*

Significant accounting policies and notes to accounts (refer schedule 17 & 18).

1. Refer item no. 15 in Schedule 17 Significant accounting policies.

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

Place : Mumbai
Date : April 26, 2013

forming part of the Balance Sheet **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 1 - CAPITAL		
Authorised capital		
1,275,000,000 equity shares of ₹ 10 each (March 31, 2012: 1,275,000,000 equity shares of ₹ 10 each)	**12,750,000**	*12,750,000*
15,000,000 shares of ₹ 100 each (March 31, 2012: 15,000,000 shares of ₹ 100 each)[1]	**1,500,000**	*1,500,000*
350 preference shares of ₹ 10 million each (March 31, 2012: 350 preference shares of ₹ 10 million each)[2]	**3,500,000**	*3,500,000*
Equity share capital		
Issued, subscribed and paid-up capital		
1,152,714,442 equity shares of ₹ 10 each (March 31, 2012: 1,151,772,372 equity shares)	**11,527,144**	*11,517,723*
Add: 867,273 equity shares of ₹ 10 each (March 31, 2012: 942,070 equity shares) issued pursuant to exercise of employee stock options	**8,673**	*9,421*
	11,535,817	*11,527,144*
Less: Calls unpaid	**(225)**	*(231)*
Add: 111,603 equity shares of ₹ 10 each forfeited (March 31, 2012: 111,603 equity shares)	**770**	*770*
TOTAL CAPITAL	**11,536,362**	*11,527,683*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.
2. Pursuant to RBI circular no. DBOD.BP.BC No.81/21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4 - "Borrowings".

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**89,916,519**	*73,746,519*
Additions during the year	**20,820,000**	*16,170,000*
Deductions during the year	**—**	*—*
Closing balance	**110,736,519**	*89,916,519*
II. Special reserve		
Opening balance	**38,190,000**	*31,690,000*
Additions during the year	**7,600,000**	*6,500,000*
Deductions during the year	**—**	*—*
Closing balance	**45,790,000**	*38,190,000*
III. Securities premium		
Opening balance	**313,591,445**	*313,009,799*
Additions during the year[1]	**438,837**	*581,646*
Deductions during the year	**—**	*—*
Closing balance	**314,030,282**	*313,591,445*
IV. Investment reserve account		
Opening balance	**—**	*—*
Additions during the year	**—**	*—*
Deductions during the year	**—**	*—*
Closing balance	**—**	*—*
V. Capital reserve		
Opening balance	**21,842,500**	*21,462,500*
Additions during the year[2]	**330,000**	*380,000*
Deductions during the year	**—**	*—*
Closing balance	**22,172,500**	*21,842,500*
VI. Foreign currency translation reserve		
Opening balance	**8,545,620**	*(510,690)*
Additions during the year	**5,280,344**	*9,056,310*
Deductions during the year	**—**	*—*
Closing balance	**13,825,964**	*8,545,620*
VII. Reserve fund		
Opening balance	**21,944**	*11,279*
Additions during the year[3]	**27,775**	*10,665*
Deductions during the year	**—**	*—*
Closing balance	**49,719**	*21,944*
VIII. Revenue and other reserves		
Opening balance	**49,850,534**	*49,797,000*
Additions during the year[4]	**—**	*53,534*
Deductions during the year	**—**	*—*
Closing balance	**49,850,534**	*49,850,534*
IX. Balance in profit and loss account	**99,022,874**	*70,542,323*
TOTAL RESERVES AND SURPLUS	**655,478,392**	*592,500,885*

1. Includes ₹ 435.1 million (March 31, 2012: ₹ 471.9 million) on exercise of employee stock options.
2. Includes appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.
3. Includes appropriations made to Reserve Fund and Investment Fund Account in accordance with regulations applicable to Sri Lanka branch.
4. At March 31, 2012 includes:
 a) ₹ 50.4 million transferred in terms of RBI circular no. DBOD.No.BP.BC.26/21.04.048/2008-2009 dated July 30, 2008, on Agricultural Debt Waiver and Debt Relief Scheme, 2008.
 b) Outstanding unreconciled credit balance of individual value less than US$ 2,500 or equivalent lying in nostro accounts appropriated in terms of RBI circular no. DBOD.BP.BC.No. 133/21.04.018/2008-09 dated May 11, 2009.

forming part of the Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	At 31.03.2012
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	20,385,877	19,678,455
ii) From others	348,869,273	330,052,077
II. Savings bank deposits	856,507,376	760,463,132
III. Term deposits		
i) From banks	117,888,455	98,704,681
ii) From others	1,582,485,276	1,346,101,216
TOTAL DEPOSITS	2,926,136,257	2,554,999,561
B. I. Deposits of branches in India	2,750,258,700	2,423,717,728
II. Deposits of branches outside India	175,877,557	131,281,833
TOTAL DEPOSITS	2,926,136,257	2,554,999,561
SCHEDULE 4 - BORROWINGS		
I. **Borrowings in India**		
i) Reserve Bank of India	156,250,000	170,550,000
ii) Other banks	18,714,125	18,815,625
iii) Other institutions and agencies		
a) Government of India	—	52,813
b) Financial institutions	60,590,413	45,750,069
iv) Borrowings in the form of bonds and debentures (excluding subordinated debt)	15,517,800	4,770,338
v) Application money-bonds	—	—
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	13,010,000	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	98,174,210	98,181,421
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	218,168,041	201,923,361
TOTAL BORROWINGS IN INDIA	583,924,589	556,553,627
II. **Borrowings outside India**		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	18,413,008	17,244,895
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	48,856,500	45,787,500
ii) Bonds and notes	306,197,996	342,580,657
iii) Other borrowings[1]	496,022,851	439,482,394
TOTAL BORROWINGS OUTSIDE INDIA	869,490,355	845,095,446
TOTAL BORROWINGS	1,453,414,944	1,401,649,073

1. Includes borrowings guaranteed by Government of India for the equivalent of ₹ 15,815.0 million (March 31, 2012: ₹ 16,538.1 million).
2. Secured borrowings in I and II above amount to Nil (March 31, 2012: Nil) except borrowings of ₹ 150,003.7 million (March 31, 2012: ₹ 169,667.4 million) under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility with RBI.



forming part of the Balance Sheet *(Contd.)* (₹ in '000s)

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**39,160,376**	*35,556,356*
II. Inter-office adjustments (net)	**1,347,187**	*3,076,441*
III. Interest accrued	**29,178,174**	*30,693,392*
IV. Sundry creditors	**62,336,969**	*34,537,725*
V. Provision for standard assets	**16,235,086**	*14,796,004*
VI. Others[1,2]	**173,078,229**	*211,326,997*
TOTAL OTHER LIABILITIES AND PROVISIONS	**321,336,021**	*329,986,915*

1. Includes:
 a) Proposed dividend amounting to ₹ 23,072.3 million. (March 31, 2012: ₹ 19,020.4 million).
 b) Corporate dividend tax payable amounting to ₹ 2,921.6 million. (March 31, 2012: ₹ 2,203.5 million).
2. The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross negative MTM amounting to ₹ 108,263.2 million has been included in Other liabilities. Consequent to the change, Other liabilities have increased by ₹ 154,217.1 million at March 31, 2012.

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**46,774,823**	*46,696,165*
II. Balances with Reserve Bank of India in current accounts	**143,752,486**	*157,916,770*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**190,527,309**	*204,612,935*
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**3,462,734**	*2,828,505*
b) In other deposit accounts	**36,008,368**	*36,822,361*
ii) Money at call and short notice		
a) With banks	**53,000,000**	*5,087,500*
b) With other institutions	**—**	*4,568,688*
TOTAL	**92,471,102**	*49,307,054*
II. Outside India		
i) In current accounts	**19,249,648**	*23,470,339*
ii) In other deposit accounts	**87,128,213**	*35,029,254*
iii) Money at call and short notice	**24,798,916**	*49,873,552*
TOTAL	**131,176,777**	*108,373,145*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**223,647,879**	*157,680,199*

forming part of the Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 8 - INVESTMENTS		
I. Investments in India [net of provisions]		
i) Government securities	**923,762,915**	*869,480,205*
ii) Other approved securities	**—**	*4,250*
iii) Shares (includes equity and preference shares)	**25,050,852**	*22,922,636*
iv) Debentures and bonds	**174,775,171**	*195,135,236*
v) Subsidiaries and/or joint ventures	**65,482,766**	*64,796,927*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	**447,127,306**	*361,872,334*
TOTAL INVESTMENTS IN INDIA	**1,636,199,010**	*1,514,211,588*
II. Investments outside India [net of provisions]		
i) Government securities	**6,574,742**	*4,399,569*
ii) Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	**62,475,493**	*66,864,257*
iii) Others (equity shares, bonds and certificate of deposits)	**8,686,748**	*10,125,016*
TOTAL INVESTMENTS OUTSIDE INDIA	**77,736,983**	*81,388,842*
TOTAL INVESTMENTS	**1,713,935,993**	*1,595,600,430*
A. Investments in India		
Gross value of investments	**1,663,577,178**	*1,539,777,243*
Less: Aggregate of provision/depreciation/(appreciation)	**27,378,168**	*25,565,655*
Net investments	**1,636,199,010**	*1,514,211,588*
B. Investments outside India		
Gross value of investments	**77,981,759**	*81,826,347*
Less: Aggregate of provision/depreciation/(appreciation)	**244,776**	*437,505*
Net investments	**77,736,983**	*81,388,842*
TOTAL INVESTMENTS	**1,713,935,993**	*1,595,600,430*

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 9 - ADVANCES [net of provisions]		
A. i) Bills purchased and discounted	**61,532,333**	*48,693,815*
ii) Cash credits, overdrafts and loans repayable on demand	**451,092,674**	*334,851,948*
iii) Term loans	**2,389,869,344**	*2,153,730,816*
TOTAL ADVANCES	**2,902,494,351**	*2,537,276,579*
B. i) Secured by tangible assets (includes advances against book debts)	**2,471,296,382**	*2,138,141,465*
ii) Covered by bank/government guarantees	**22,221,201**	*13,869,020*
iii) Unsecured	**408,976,768**	*385,266,094*
TOTAL ADVANCES	**2,902,494,351**	*2,537,276,579*
C. I. Advances in India		
i) Priority sector	**597,940,480**	*592,856,433*
ii) Public sector	**13,438,496**	*11,968,345*
iii) Banks	**187,857**	*154,618*
iv) Others	**1,557,357,190**	*1,238,268,015*
TOTAL ADVANCES IN INDIA	**2,168,924,023**	*1,843,247,411*
II. Advances outside India		
i) Due from banks	**18,107,068**	*22,280,480*
ii) Due from others		
a) Bills purchased and discounted	**17,437,061**	*5,098,400*
b) Syndicated and term loans	**680,864,553**	*647,151,172*
c) Others	**17,161,646**	*19,499,116*
TOTAL ADVANCES OUTSIDE INDIA	**733,570,328**	*694,029,168*
TOTAL ADVANCES	**2,902,494,351**	*2,537,276,579*



forming part of the Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	38,625,073	*37,997,195*
Additions during the year	1,124,842	*690,890*
Deductions during the year	(927,636)	*(63,012)*
Depreciation to date[1]	(7,543,258)	*(6,916,047)*
Net block	31,279,021	*31,709,026*
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	38,319,238	*35,777,378*
Additions during the year	4,521,473	*2,997,878*
Deductions during the year	(2,526,697)	*(456,018)*
Depreciation to date[2]	(27,470,762)	*(26,275,723)*
Net block	12,843,252	*12,043,515*
III. Assets given on lease		
At cost at March 31 of preceding year	17,299,544	*17,300,087*
Additions during the year	—	—
Deductions during the year	—	*(543)*
Depreciation to date, accumulated lease adjustment and provisions[3]	(14,951,230)	*(14,905,215)*
Net block	2,348,314	*2,394,329*
TOTAL FIXED ASSETS	46,470,587	*46,146,870*

1. Includes depreciation charge amounting to ₹ 1,137.0 million (March 31, 2012: ₹ 1,230.9 million).
2. Includes depreciation charge amounting to ₹ 3,436.4 million (March 31, 2012: ₹ 3,591.8 million).
3. Includes depreciation charge/lease adjustment amounting to ₹ 328.2 million (March 31, 2012: ₹ 422.6 million).

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	—	—
II. Interest accrued	44,902,010	*42,175,150*
III. Tax paid in advance/tax deducted at source (net)	36,098,478	*34,161,502*
IV. Stationery and stamps	10,045	*10,308*
V. Non-banking assets acquired in satisfaction of claims[1]	576,833	*600,575*
VI. Advances for capital assets	1,154,106	*1,344,889*
VII. Deposits	10,868,027	*10,669,329*
VIII. Deferred tax asset (net)	24,793,018	*25,453,167*
IX. Others[2]	172,468,175	*234,956,038*
TOTAL OTHER ASSETS	290,870,692	*349,370,958*

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2. The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to ₹ 113,239.6 million has been included in Other assets. Consequent to the change, Other assets have increased by ₹ 154,217.1 million at March 31, 2012.

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	36,373,051	*29,310,352*
II. Liability for partly paid investments	128,050	*128,050*
III. Liability on account of outstanding forward exchange contracts[1]	2,838,503,955	*3,560,050,874*
IV. Guarantees given on behalf of constituents		
a) In India	717,848,338	*720,946,196*
b) Outside India	226,321,011	*234,068,666*
V. Acceptances, endorsements and other obligations	621,180,725	*568,856,614*
VI. Currency swaps[1]	565,474,647	*616,403,680*
VII. Interest rate swaps, currency options and interest rate futures[1]	2,855,937,706	*3,362,012,187*
VIII. Other items for which the Bank is contingently liable	38,125,663	*62,874,440*
TOTAL CONTINGENT LIABILITIES	7,899,893,146	*9,154,651,059*

1. Represents notional amount.



forming part of the Profit and Loss Account (₹ in '000s)

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**273,411,095**	*221,298,923*
II. Income on investments	**110,092,680**	*96,840,240*
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**5,429,767**	*4,911,364*
IV. Others[1,2]	**11,822,427**	*12,375,995*
TOTAL INTEREST EARNED	**400,755,969**	*335,426,522*

1. Includes interest on income tax refunds amounting to ₹ 2,575.5 million (March 31, 2012: ₹ 801.1 million).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**54,616,556**	*54,351,128*
II. Profit/(loss) on sale of investments (net)	**5,651,026**	*3,313,505*
III. Profit/(loss) on revaluation of investments (net)	**(1,286,689)**	*(4,053,393)*
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	**352,510**	*(16,876)*
V. Profit/(loss) on exchange transactions (net)	**13,330,644**	*12,589,981*
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**9,117,637**	*7,364,045*
VII. Miscellaneous income (including lease income)	**1,675,328**	*1,479,208*
TOTAL OTHER INCOME	**83,457,012**	*75,027,598*

1. Includes profit/(loss) on sale of assets given on lease.

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**168,889,489**	*143,040,614*
II. Interest on Reserve Bank of India/inter-bank borrowings	**20,865,555**	*14,692,117*
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**72,336,804**	*70,352,233*
TOTAL INTEREST EXPENDED	**262,091,848**	*228,084,964*

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**38,932,853**	*35,152,766*
II. Rent, taxes and lighting[1]	**7,368,037**	*6,756,357*
III. Printing and stationery	**1,175,023**	*1,000,743*
IV. Advertisement and publicity	**1,891,608**	*1,324,783*
V. Depreciation on Bank's property	**4,573,380**	*4,822,742*
VI. Depreciation (including lease equalisation) on leased assets	**328,220**	*422,579*
VII. Directors' fees, allowances and expenses	**3,985**	*4,154*
VIII. Auditors' fees and expenses	**29,288**	*25,142*
IX. Law charges	**405,906**	*374,653*
X. Postages, telegrams, telephones, etc.	**2,188,627**	*1,902,982*
XI. Repairs and maintenance	**6,661,542**	*5,629,537*
XII. Insurance	**2,243,842**	*2,234,700*
XIII. Direct marketing agency expenses	**3,464,848**	*1,604,439*
XIV. Other expenditure	**20,861,678**	*17,248,856*
TOTAL OPERATING EXPENSES	**90,128,837**	*78,504,433*

1. Includes lease payment of ₹ 5,065.8 million (March 31, 2012: ₹ 4,478.1 million).


forming part of the Accounts

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

OVERVIEW

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, Dubai, Hong Kong, Qatar, Sri Lanka, Singapore, United States of America and Offshore Banking Unit.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time, the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest income on non-performing assets (NPAs) where it is recognised upon realisation.

The preparation of financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

1. **Revenue recognition**

 a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

 b) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases issued by ICAI.

 c) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

 d) Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

 e) Loan processing fee is accounted for upfront when it becomes due.

 f) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

 g) Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

 h) Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

 i) All other fees are accounted for as and when they become due.

 j) Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.

 k) The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

2. **Investments**

 Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

 a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

 b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

 c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for

Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

e) Equity investments in subsidiaries/joint ventures are categorised as 'Held to Maturity' in accordance with RBI guidelines. The Bank assesses these investments for any permanent diminution in value and appropriate provisions are made.

f) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.

g) Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

h) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

i) At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

j) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

3. Provision/write-offs on loans and other credit facilities

a) All credit exposures, including loans and advances at the overseas branches and overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are identified as NPAs at borrower level. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b) Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by Banks.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposures will be reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

In accordance with the RBI guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by RBI guidelines.

5. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956, are given below.

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, photo-copying machines, etc.	10.00%
Computers	33.33%
Furniture and fixtures	15.00%
Motor vehicles	20.00%
Others (including Software and system development expenses)	25.00%

a. Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV to the Companies Act, 1956, whichever is higher.

b. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

c. Items costing upto ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

d. Assets at residences of Bank's employees are depreciated at 20% per annum.

e. In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

6. Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are

translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

7. Accounting for derivative contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS)

The Employees Stock Option Scheme (the Scheme) provides for grant of option on equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

9. Staff Retirement Benefits

Gratuity

The Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

The Bank contributes 15.0% of the total annual basic salary of certain employees to a superannuation fund for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Bank provides for leave encashment benefit, which is a long-term benefit scheme, based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account. Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably/virtually certain.

11. Impairment of Assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

13. Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with Accounting Standard-20 – Earnings per share.

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

15. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. **Earnings per share**

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2013	Year ended March 31, 2012
Basic		
Weighted average no. of equity shares outstanding	1,153,066,422	1,152,338,322
Net profit	83,254.7	64,652.6
Basic earnings per share (₹)	72.20	56.11
Diluted		
Weighted average no. of equity shares outstanding	1,157,455,610	1,155,591,617
Net profit	83,254.7	64,652.6
Diluted earnings per share (₹)	71.93	55.95
Nominal value per share (₹)	10.00	10.00

The dilutive impact is due to options granted to employees by the Bank.

2. **Business/information ratios**

The following table sets forth, for the periods indicated, the business/information ratios.

		Year ended March 31, 2013	Year ended March 31, 2012
(i)	Interest income to working funds[1]	8.17%	7.79%
(ii)	Non-interest income to working funds[1]	1.70%	1.74%
(iii)	Operating profit to working funds[1]	2.69%	2.41%
(iv)	Return on assets[2]	1.70%	1.50%
(v)	Profit per employee[3] (₹ in million)	1.4	1.1
(vi)	Business (average deposits plus average advances) per employee[3, 4] (₹ in million)	73.5	70.8

1. For the purpose of computing the ratio, working funds represent the monthly average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
2. For the purpose of computing the ratio, assets represent monthly average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
3. The number of employees includes sales executives, employees on fixed term contracts and interns.
4. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.

3. **Capital adequacy ratio**

The Bank is subject to the Basel II capital adequacy guidelines stipulated by RBI with effect from March 31, 2008. The RBI guidelines on Basel II require the Bank to maintain a minimum capital to risk-weighted assets ratio (CRAR) of 9.0% and a minimum Tier I CRAR of 6.0% on an ongoing basis.

RBI has also stipulated that banks shall maintain capital at higher of the minimum capital required as per Basel II or 80% of the minimum capital requirement under Basel I. At March 31, 2013, the prudential floor at 80% of the minimum capital requirement under Basel I was ₹ 359,052.2 million and was lower than the minimum capital requirement of ₹ 397,749.2 million under Basel II. Hence, the Bank has maintained capital adequacy at March 31, 2013 as per the Basel II norms.

The following table sets forth, for the dates indicated, computation of capital adequacy.

₹ in million

	As per Basel I framework		**As per Basel II framework**	
	At March 31, 2013[1]	*At March 31, 2012*	**At March 31, 2013**[1]	*At March 31, 2012*
Tier I capital	**573,361.5**	*512,158.7*	**565,615.9**	*505,182.8*
Lower Tier I	**31,423.0**	*30,254.9*	**31,423.0**	*30,254.9*
Tier II capital	**269,371.0**	*238,563.6*	**262,739.2**	*232,946.4*
Upper Tier II	**146,958.5**	*143,889.5*	**146,958.5**	*143,889.5*
Lower Tier II subordinated debt	**176,506.1**	*155,206.3*	**176,506.1**	*155,206.3*
Total capital	**842,732.5**	*750,722.3*	**828,355.1**	*738,129.2*
Total risk weighted assets	**4,986,835.6**	*4,618,042.1*	**4,419,435.0**	*3,985,857.8*
CRAR (%)	**16.90%**	*16.26%*	**18.74%**	*18.52%*
CRAR – Tier I capital (%)	**11.50%**	*11.09%*	**12.80%**	*12.68%*
CRAR – Tier II capital (%)	**5.40%**	*5.17%*	**5.94%**	*5.84%*
Amount raised by issue of Innovative Perpetual Debt Instruments (IPDI) during the year	**—**	*—*	**—**	*—*
Amount raised by issue of upper Tier II Instruments during the year	**—**	*—*	**—**	*—*
Amount of subordinated debt raised as Tier II capital during the year	**38,000**	*16,000.0*	**38,000**	*16,000.0*

4. **Information about business and geographical segments**

Business Segments

Pursuant to the guidelines issued by RBI on Accounting Standard 17-(Segment Reporting)- Enhancement of Disclosures dated April 18, 2007, effective from year ended March 31, 2008, the following business segments have been reported.

- **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
- **Treasury** includes the entire investment and derivative portfolio of the Bank.
- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

	Particulars	For the year ended March 31, 2013				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	225,856.3	313,687.6	355,862.8	6,238.4	**901,645.1**
2	Less: Inter-segment revenue					**417,432.1**
3	Total revenue (1)–(2)					**484,213.0**
4	**Segment results**	**9,545.5**	**66,188.6**	**36,539.2**	**1,693.6**	**113,966.9**
5	Unallocated expenses					**—**
6	Operating profit (4)-(5)					**113,966.9**
7	Income tax expenses (including deferred tax)					**30,712.2**
8	**Net profit (6)-(7)**					**83,254.7**
9	Segment assets	729,750.3	2,269,628.7	2,274,859.6	32,816.7	**5,307,055.3**
10	Unallocated assets[1]					**60,891.5**
11	**Total assets (9)+(10)**					**5,367,946.8**
12	Segment liabilities	2,043,187.5	1,071,994.1	2,243,734.8[2]	9,030.4	**5,367,946.8**
13	Unallocated liabilities					**—**
14	**Total liabilities (12)+(13)**					**5,367,946.8**
15	Capital expenditure	4,426.2	1,188.2	10.8	21.1	**5,646.3**
16	Depreciation	3,540.8	991.8	18.4	350.6	**4,901.6**

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

₹ in million

	Particulars	For the year ended March 31, 2012				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	197,112.7	261,713.1	301,414.2	2,821.8	**763,061.8**
2	Less: Inter-segment revenue					**352,607.7**
3	Total revenue (1)–(2)					**410,454.1**
4	**Segment results**	**5,499.9**	**62,077.3**	**20,806.8**	**(349.7)**	**88,034.3**
5	Unallocated expenses					**—**
6	Operating profit (4)-(5)					**88,034.3**
7	Income tax expenses (Including deferred tax)					**23,381.7**
8	**Net profit (6)-(7)**					**64,652.6**
9	Segment assets	697,767.7	1,940,355.9	2,169,280.2	23,669.5	**4,831,073.3**
10	Unallocated assets[1]					**59,614.7**
11	**Total assets (9)+(10)**					**4,890,688.0**
12	Segment liabilities	1,766,275.9	876,508.2	2,237,806.9	10,097.0	**4,890,688.0**
13	Unallocated liabilities					**—**
14	**Total liabilities (12)+(13)**					**4,890,688.0**
15	Capital expenditure	3,215.5	462.7	6.2	4.4	**3,688.8**
16	Depreciation	3,544.7	1,236.3	21.2	443.1	**5,245.3**

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

Geographical segments

The Bank reports its operations under the following geographical segments.

- **Domestic operations** comprise branches in India
- **Foreign operations** comprise branches outside India and offshore banking unit in India.

The following table sets forth, for the periods indicated, geographical segment revenues.

₹ in million

Revenue	Year ended March 31, 2013	*Year ended March 31, 2012*
Domestic operations	**437,287.2**	*366,126.5*
Foreign operations	**46,925.8**	*44,327.6*
Total	**484,213.0**	*410,454.1*

ICICI Bank **forming part of the Accounts** *(Contd.)*

The following table sets forth, for the periods indicated, geographical segment assets.

₹ in million

Assets	At March 31, 2013	*At March 31, 2012*
Domestic operations	4,371,958.3	*3,956,024.2*
Foreign operations	935,097.0	*875,049.1*
Total	5,307,055.3	*4,831,073.3*

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2013	*Year ended March 31, 2012*	Year ended March 31, 2013	*Year ended March 31, 2012*
Domestic operations	5,566.3	*3,616.0*	4,863.2	*5,211.8*
Foreign operations	80.0	*72.8*	38.4	*33.5*
Total	5,646.3	*3,688.8*	4,901.6	*5,245.3*

5. **Maturity pattern**

- In compiling the information of maturity pattern, certain estimates and assumptions have been made by the management.
- Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2013.

₹ in million

Maturity buckets	Loans & Advances [1]	Investment securities[1]	Deposits[1]	Borrowings[1,2]	Total foreign currency assets	Total foreign currency liabilities
Day 1	9,112.9	48,665.0	27,643.7	—	31,676.4	6,857.7
2 to 7 days	17,209.7	216,271.1	88,557.0	156,492.0	57,443.0	24,006.9
8 to 14 days	14,952.5	66,915.8	64,225.5	31,737.6	41,757.7	55,617.7
15 to 28 days	56,985.4	117,812.7	78,776.1	8,271.2	29,492.2	25,583.6
29 days to 3 months	185,648.6	98,700.0	303,018.0	84,903.6	84,484.9	107,712.0
3 to 6 months	204,592.9	77,242.1	265,480.7	126,686.4	71,474.5	151,527.4
6 months to 1 year	319,463.0	158,405.5	459,085.7	158,589.4	59,533.2	199,375.4
1 to 3 years	1,185,745.7	241,872.3	442,488.6	208,659.0	206,040.3	212,432.6
3 to 5 years	493,899.9	212,552.0	600,623.9	232,053.6	194,085.6	163,472.9
Above 5 years	414,883.8	475,499.5	596,237.1	446,022.1	249,487.3	189,654.3
Total	**2,902,494.4**	**1,713,936.0**	**2,926,136.3**	**1,453,414.9**	**1,025,475.1**	**1,136,240.5**

1. Includes foreign currency balances.
2. Includes borrowings in the nature of subordinated debts and preference shares.

The following table sets forth the maturity pattern of assets and liabilities of the Bank at March 31, 2012.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1,2]	Total foreign currency assets	Total foreign currency liabilities
Day 1	7,738.5	35,284.9	19,792.9	—	30,222.0	2,688.8
2 to 7 days	13,041.4	217,729.6	44,612.6	174,543.1	69,821.6	9,310.3
8 to 14 days	13,191.0	49,505.7	54,744.2	2,543.6	10,671.6	7,216.8
15 to 28 days	39,001.7	95,723.5	97,134.4	26,841.4	21,209.7	25,492.3
29 days to 3 months	142,209.3	77,392.4	273,131.8	80,937.6	67,038.9	114,905.9
3 to 6 months	188,828.5	87,627.9	288,254.6	141,606.5	73,969.8	129,864.6
6 months to 1 year	336,379.4	149,466.7	452,112.8	223,622.4	95,326.5	241,781.4
1 to 3 years	1,043,883.5	245,244.2	690,126.6	173,520.5	172,330.3	197,466.2
3 to 5 years	388,469.1	152,923.0	228,550.3	197,146.0	147,925.4	140,532.7
Above 5 years	364,534.2	484,702.5	406,539.4	380,888.0	281,977.9	178,630.3
Total	**2,537,276.6**	**1,595,600.4**	**2,554,999.6**	**1,401,649.1**	**970,493.7**	**1,047,889.3**

1. Includes foreign currency balances.
2. Includes borrowings in the nature of subordinated debts and preference shares.

6. **Preference shares**

Certain government securities amounting to ₹ 2,749.9 million at March 31, 2013 (March 31, 2012: ₹ 2,578.1 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7. **Employee Stock Option Scheme (ESOS)**

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of Bank's options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of ₹ 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 21.0 million was recognised during the year ended March 31, 2013 (March 31, 2012: ₹ 21.0 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2013 would have been higher by ₹ 1,865.9 million and proforma profit after tax would have been ₹ 81.39 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 70.58 and ₹ 70.32 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2013 are given below.

Risk-free interest rate	7.99% to 8.87%
Expected life	6.35 years
Expected volatility	48.99% to 49.55%
Expected dividend yield	1.52% to 1.96%

The weighted average fair value of options granted during the year ended March 31, 2013 is ₹ 434.91 (March 31, 2012: ₹ 592.52).

The following table sets forth, for the period indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2013		*Year ended March 31, 2012*	
	Number of options	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**23,199,545**	**846.94**	*20,529,387*	*779.72*
Add: Granted during the year	**4,450,200**	**844.53**	*4,060,600*	*1,104.82*
Less: Lapsed during the year, net of re-issuance	**802,019**	**929.35**	*448,372*	*798.77*
Less: Exercised during the year	**867,273**	**511.63**	*942,070*	*510.94*
Outstanding at the end of the year	**25,980,453**	**855.18**	*23,199,545*	*846.94*
Options exercisable	**13,597,383**	**793.57**	*12,019,655*	*745.26*

In terms of the Scheme, 25,980,453 options (March 31, 2012: 23,199,545 options) granted to eligible employees were outstanding at March 31, 2013.

The following table sets forth, the summary of stock options outstanding at March 31, 2013.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	12,675	132.05	0.07
300-599	5,229,338	470.26	3.35
600-999	16,827,750	917.10	6.66
1,000-1,399	3,910,690	1,105.80	8.06

The following table sets forth, the summary of stock options outstanding at March 31, 2012.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	28,925	132.05	1.07
300-599	6,048,620	471.10	4.35
600-999	13,122,000	942.79	6.80
1,000-1,399	4,000,000	1,106.03	9.04

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2013 was ₹ 1,000.21 (March 31, 2012: ₹ 922.76).

8. Subordinated debt

During the year ended March 31, 2013, the Bank raised subordinated debt qualifying for Tier II capital amounting to ₹ 38,000.0 million. The following table sets forth, the details of these bonds.

₹ in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Lower Tier II	December 31, 2012	9.15% (annually)	10 years	38,000.0
Total				**38,000.0**

During the year ended March 31, 2012, the Bank raised subordinated debt qualifying for Tier II capital amounting to ₹ 16,000.0 million. The following table sets forth, the details of these bonds.

₹ in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Lower Tier II	March 16, 2012	9.20% (semi-annually)	6 years	16,000.0
Total				**16,000.0**

forming part of the Accounts *(Contd.)*

9. Repurchase transactions

The following tables set forth for the period indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF).

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2013
	Year ended March 31, 2013			
Securities sold under Repo and LAF				
i) Government Securities	1.1	189,003.7	93,603.4	150,003.7
ii) Corporate Debt Securities	—	—	—	—
Securities purchased under Reverse Repo and LAF				
i) Government Securities	—	50,211.3	4,475.4	50,211.3
ii) Corporate Debt Securities	—	—	—	—

1. Amounts reported are based on face value of securities under repo, reverse repo and LAF.

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2012
	Year ended March 31, 2012			
Securities sold under Repo and LAF				
i) Government Securities	1.3	169,551.0	67,461.6	169,551.0
ii) Corporate Debt Securities	—	645.0	5.3	—
Securities purchased under Reverse Repo and LAF				
i) Government Securities	—	36,750.0	1,524.6	2,630.0
ii) Corporate Debt Securities	—	—	—	—

1. Amounts reported are based on face value of securities under repo, reverse repo and LAF.
2. LAF transactions were accounted as borrowing and lending transactions from the three months ended March 31, 2012.

10. Investments

The following table sets forth, for the periods indicated, the details of investments and the movement of provision held towards depreciation on investments of the Bank.

₹ in million

Particulars	At March 31, 2013	*At March 31, 2012*
1. Value of Investments		
(i) Gross value of investments		
a) In India	**1,663,577.2**	*1,539,777.2*
b) Outside India	**77,981.8**	*81,826.4*
(ii) Provision for depreciation		
a) In India	**(27,378.2)**	*(25,565.7)*
b) Outside India	**(244.8)**	*(437.5)*
(iii) Net value of investments		
a) In India	**1,636,199.0**	*1,514,211.5*
b) Outside India	**77,737.0**	*81,388.9*
2. Movement of provisions held towards depreciation on investments		
(i) Opening balance	**26,003.2**	*20,064.1*
(ii) Add: Provisions made during the year	**1,925.3**	*8,129.7*
(iii) Less: Write-off/(write back) of excess provisions during the year	**(305.5)**	*(2,190.6)*
(iv) Closing balance	**27,623.0**	*26,003.2*

11. Investment in securities, other than government and other approved securities (Non-SLR investments)

i) Issuer composition of investments in securities, other than government and other approved securities

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2013.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[2]	Extent of 'below investment grade' securities	Extent of 'unrated' securities[3,4]	Extent of 'unlisted' securities[3,4]
			(a)	(b)	(c)	(d)
1	PSUs	59,394.0	42,261.8	—	—	4.8
2	FIs	42,987.8	33,325.5	—	—	—
3	Banks	141,396.9	111,926.2	—	—	—
4	Private corporates	129,135.3	109,980.9	2,788.2	5,477.8	8,263.6
5	Subsidiaries/Joint ventures	133,339.4	—	—	—	—
6	Others[5,6]	303,717.9	95,849.9	20,343.0	—	—
7	Provision held towards depreciation	(26,372.9)	—	—	—	—
	Total	**783,598.4**	**393,344.3**	**23,131.2**	**5,477.8**	**8,268.4**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. Includes ₹ 26,075.7 million of application money towards corporate bonds/debentures and pass through certificates.
3. Excludes investments, amounting to ₹ 4,738.4 million, in preference shares of subsidiaries and ₹ 5,381.2 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada.
4. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, Non Convertible Debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFCs), unlisted convertible debentures and securities acquired by way of conversion of debt.
5. "Others" include deposits under RIDF/RHDF deposit schemes amounting to ₹ 201,983.2 million.
6. Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 6,574.7 million.

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2012.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[3]	Extent of 'below investment grade' securities	Extent of 'unrated' securities[4,5]	Extent of 'unlisted' securities[4,5]
			(a)	(b)	(c)	(d)
1	PSUs	48,803.2	45,156.0	—	—	9.6
2	FIs	28,032.9	21,649.8	—	—	—
3	Banks	118,691.4	107,676.0	809.4	—	—
4	Private corporates	163,469.5	143,623.3	283.1	6,944.0	14,521.8
5	Subsidiaries/Joint ventures	136,753.3	—	—	—	—
6	Others[6,7,8]	250,651.9	39,950.8	25,568.7	—	—
7	Provision held towards depreciation	(24,589.7)	—	—	—	—
	Total	**721,812.5**	**358,055.9**	**26,661.2**	**6,944.0**	**14,531.4**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. Collateralised debt obligations securities have been included in the above data based on the arranger of such instruments.
3. Includes ₹ 2,619.0 million of application money towards corporate bonds/debentures.
4. Excludes investments amounting to ₹ 7,086.1 million, in preference shares of subsidiaries and ₹ 5,092.1 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada.
5. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, unlisted convertible debentures and securities acquired by way of conversion of debt.
6. Other investments include deposits under RIDF/RHDF deposit schemes amounting to ₹ 181,025.1 million.
7. Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 4,402.4 million.
8. Others include non-SLR Indian government securities of ₹ 96.1 million.

forming part of the Accounts *(Contd.)*

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
Opening balance	**5,428.4**	*4,923.8*
Additions during the year	**913.5**	*1,790.9*
Reduction during the year	**(1,405.5)**	*(1,286.3)*
Closing balance	**4,936.4**	*5,428.4*
Total provision held	**4,661.4**	*4,606.3*

12. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2013, the value of sales and transfers of securities to/from HTM category (excluding one time transfer of securities to/from HTM category with the approval of Board of Directors permitted to be undertaken by banks at the beginning of the accounting year and sale to RBI under pre-announced Open Market Operation auctions) have not exceeded 5% of the book value of the investments held in HTM category at the beginning of the year.

13. CBLO transaction

Collateralised Borrowing and Lending Obligation (CBLO) is a discounted money market instrument, developed by The Clearing Corporation of India Limited (CCIL) and approved by RBI, which involves secured borrowings and lending transactions. At March 31, 2013, the Bank had outstanding borrowings amounting to Nil (March 31, 2012: Nil) and outstanding lending of Nil (March 31, 2012: Nil) in the form of CBLO. The amortised book value of securities given as collateral by the Bank to CCIL for availing the CBLO facility was ₹ 86,752.0 million at March 31, 2013 (March 31, 2012: ₹ 22,491.9 million).

14. Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, ALM policy and operational risk management policy. The RCB comprises independent directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines and is marked against the credit limits approved for the respective counter-parties.

ICICI Bank **forming part of the Accounts** *(Contd.)*

The following table sets forth, for the periods indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2013	
		Currency derivatives[1]	Interest rate derivatives[2]
1	**Derivatives (Notional principal amount)**		
	a) For hedging	9,542.3	289,235.8
	b) For trading	960,781.2	2,162,061.6
2	**Marked to market positions[3]**		
	a) Asset (+)	40,132.1	25,141.2
	b) Liability (-)	(38,894.3)	(21,768.6)
3	**Credit exposure[4]**	103,047.2	73,436.3
4	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	211.7	13,248.2
	b) On trading derivatives	364.8	1,060.9
5	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	(44.4)	(11,690.5)
	Minimum	(226.0)	(14,194.8)
	b) On trading		
	Maximum	(243.9)	2,145.2
	Minimum	(1,395.5)	796.1

1. Exchange traded and Over the Counter (OTC) options, cross currency interest rate swaps and currency futures are included in currency derivatives.
2. Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.
3. For trading portfolio including accrued interest. Represents net positions.
4. Includes accrued interest and has been computed based on Current Exposure method.
5. Amounts given are absolute values on a net basis, excluding options.
6. The swap contracts entered into for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

The following table sets forth, for the period indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2012	
		Currency derivatives[1]	Interest rate derivatives[2]
1	**Derivatives (Notional principal amount)**		
	a) For hedging	5,062.2	312,533.7
	b) For trading	1,214,603.2	2,446,693.6
2	**Marked to market positions[3]**		
	a) Asset (+)	59,517.3	28,323.4
	b) Liability (-)	(46,244.0)	(26,520.7)
3	**Credit exposure[4]**	118,689.8	80,110.9
4	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	45.3	11,751.7
	b) On trading derivatives	1,038.9	2,752.9
5	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	(1.3)	(9,523.0)
	Minimum	(50.8)	(13,444.8)
	b) On trading		
	Maximum	(620.3)	2,956.8
	Minimum	(1,270.0)	1,899.8

1. Exchange traded and Over the Counter (OTC) options, cross currency interest rate swaps and currency futures are included in currency derivatives.
2. Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.
3. For trading portfolio including accrued interest. Represents net positions.
4. Includes accrued interest and has been computed based on Current Exposure method.
5. Amounts given are absolute values on a net basis, excluding options.
6. The swap contracts entered into for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

forming part of the Accounts *(Contd.)*

The Bank has exposure in credit derivative instruments including credit default swaps (CDS), credit linked notes, collateralised debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2013 was Nil (March 31, 2012: Nil) in funded instrument and ₹ 3,065.6 million (March 31, 2012: ₹ 10,349.9 million) in non-funded instruments. The profit and loss impact on the above portfolio on account of mark-to-market and realised gain/losses during the year ended March 31, 2013 was net profit of ₹ 75.0 million (March 31, 2012: net profit ₹ 561.0 million). At March 31, 2013, the total outstanding mark-to-market position of the above portfolio was a net gain of ₹ 10.8 million (March 31, 2012: net loss of ₹ 59.6 million). Non Rupee denominated credit derivatives are marked to market by the Bank based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and FIMMDA. Rupee denominated credit derivatives are marked to market by the Bank based on FIMMDA guidelines.

The Bank offers deposits to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2013, the net open position on this portfolio was Nil (March 31, 2012: Nil) with mark-to-market position of ₹ 13.9 million (March 31, 2012: ₹ 24.8 million). The profit and loss impact on account of mark-to-market and realised profit and loss during the year ended March 31, 2013 was a net loss of ₹ 18.7 million (March 31, 2012: net loss of ₹ 5.2 million).

The notional principal amount of forex contracts classified as non-trading at March 31, 2013 amounted to ₹ 526,615.8 million (March 31, 2012: ₹ 745,722.2 million). For these non-trading forex contracts, at March 31, 2013, marked to market position was asset of ₹ 2,855.4 million (March 31, 2012: ₹ 22,528.9 million) and liability of ₹ 6,652.4 million (March 31, 2012: ₹ 12,843.6 million), credit exposure of ₹ 16,131.9 million (March 31, 2012: ₹ 42,639.4 million) and likely impact of one percentage change in interest rate (100*PV01) was ₹ 52.3 million (March 31, 2012: ₹ 81.6 million).

The notional principal amount of forex contracts classified as trading at March 31, 2013 amounted to ₹ 2,311,888.1 million (March 31, 2012: ₹ 2,814,328.7 million). For these trading forex contracts, at March 31, 2013, marked to market position was asset of ₹ 38,526.6 million (March 31, 2012: ₹ 70,164.7 million) and liability of ₹ 32,462.9 million (March 31, 2012: ₹ 66,449.6 million), credit exposure of ₹ 97,274.0 million (March 31, 2012: ₹ 135,371.9 million) and likely impact of one percentage change in interest rate (100*PV01) was ₹ 58.9 million (March 31, 2012: ₹ 90.1 million). The net overnight open position at March 31, 2013 was ₹ 573.8 million (March 31, 2012: ₹ 299.1 million).

15. Exchange traded interest rate derivatives and currency options

Exchange traded interest rate derivatives

The Bank had no outstanding exchange traded interest rate derivatives March 31, 2013 (March 31, 2012: Nil).

Exchange traded currency options

The following table sets forth, for the periods indicated, the details of exchange traded currency options.

₹ in million

	Particulars	At March 31, 2013	*At March 31, 2012*
i)	Notional principal amount of exchange traded currency options undertaken during the year	**257,249.4**	*434,623.3*
ii)	Notional principal amount of exchange traded currency options outstanding	**2,084.3**	*12,587.8*
iii)	Notional principal amount of exchange traded currency options outstanding and not "highly effective"	**N.A.**	*N.A.*
iv)	Mark-to-market value of exchange traded currency options outstanding and not "highly effective"	**N.A.**	*N.A.*

16. Forward rate agreement (FRA)/Interest rate swaps (IRS)

The Bank enters into FRA and IRS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for a 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date, cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another. The benchmark used in the FRA contracts of the Bank is London Inter-Bank Offered Rate (LIBOR) of various currencies.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like Mumbai Inter-Bank Offered Rate (MIBOR), Indian government securities Benchmark rate (INBMK), Mumbai Inter Bank Forward Offer Rate (MIFOR) and LIBOR of various currencies.

These contracts are subject to the risks of changes in market interest rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the forward rate agreements/interest rate swaps.

₹ in million

Particulars	At March 31, 2013	*At March 31, 2012*
i) The notional principal of FRA/IRS	2,368,069.4	*2,603,143.0*
ii) Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	24,232.5	*31,219.3*
iii) Collateral required by the Bank upon entering into FRA/IRS	—	—
iv) Concentration of credit risk[2]	1,971.2	*3,261.6*
v) The fair value of FRA/IRS[3]	21,530.0	*25,235.5*

1. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio, only accrued interest has been considered.
2. Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.
3. Fair value represents mark-to-market including accrued interest.

17. Advances

The following table sets forth, for the periods indicated, the details of movement of gross non-performing assets (NPAs), net NPAs and provisions.

₹ in million

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
i) Net NPAs (funded) to net advances (%)	0.77%	*0.73%*
ii) Movement of NPAs (Gross)		
a) *Opening balance*[1]	94,753.3	*100,342.6*
b) Additions: Fresh NPAs during the year[2]	35,870.6	*29,861.2*
Sub-total (1)	130,623.9	*130,203.8*
c) Reductions during the year[2]		
• Upgradations	(6,600.8)	*(7,381.1)*
• Recoveries (excluding recoveries made from upgraded accounts)	(11,486.7)	*(16,234.5)*
• Write-offs	(16,458.9)	*(11,834.9)*
Sub-total (2)	(34,546.4)	*(35,450.5)*
d) Closing balance[1] (1-2)	96,077.5	*94,753.3*
iii) Movement of Net NPAs		
a) Opening balance[1]	18,608.4	*24,073.6*
b) Additions during the year[2]	20,469.0	*13,311.6*
c) Reductions during the year[2]	(16,771.8)	*(18,776.8)*
d) Closing balance[1]	22,305.6	*18,608.4*
iv) Movement of provision for NPAs (excluding provision on standard assets)		
a) Opening balance[1]	76,144.9	*76,269.0*
b) Addition during the year[2]	22,513.4	*20,872.5*
Sub-total (1)	98,658.3	*97,141.5*
c) Write-off/(write-back) of excess provisions[2]		
• Write-back of excess provision on account of upgradations	(1,543.3)	*(2,177.8)*
• Write-back of excess provision on account of reduction in NPAs	(7,072.7)	*(7,724.3)*
• Provision utilised for write-offs	(16,270.4)	*(11,094.5)*
Sub-total (2)	(24,886.4)	*(20,996.6)*
d) Closing balance[1] (1-2)	73,771.9	*76,144.9*

1. Net of write-off.
2. For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions/(reductions) during the year.

forming part of the Accounts *(Contd.)*

The revision in the policy for loan classification and provisioning for non-performing loans held at the overseas branches, as detailed in Schedule 17 Significant Accounting Policies para 1a, does not have significant impact on the loan loss provisions made by the Bank at March 31, 2013.

18. Provision on standard assets

The Bank has made provision amounting to ₹ 1,439.1 million during the year ended March 31, 2013 (March 31, 2012: Nil) as per applicable RBI guidelines.

The provision on standard assets held by the Bank at March 31, 2013 is ₹ 16,235.1 million (March 31, 2012: ₹ 14,796.0 million).

19. Provision Coverage Ratio

The provision coverage ratio of the Bank at March 31, 2013 computed as per the extant RBI guidelines is 76.8% (March 31, 2012: 80.4%).

20. Securitisation

The Bank sells loans through securitisation and direct assignment. The following tables set forth, for the periods indicated, the information on securitisation and direct assignment activity of the Bank as an originator till May 7, 2012.

₹ in million, except number of loans securitised

	Year ended March 31, 2013	*Year ended March 31, 2012*
Total number of loan assets securitised	—	—
Total book value of loan assets securitised	—	—
Sale consideration received for the securitised assets	—	—
Net gain/(loss) on account of securitisation[1]	**(283.7)**	*(2,016.2)*

1. Includes gain/(loss) on deal closures, gain amortised during the year and expenses relating to utilisation of credit enhancement.

₹ in million

	At March 31, 2013	*At March 31, 2012*
Outstanding credit enhancement (funded)	**4,970.4**	*5,228.0*
Outstanding liquidity facility	—	*327.1*
Net outstanding servicing asset/(liability)	**(88.9)**	*(92.4)*
Outstanding subordinate contributions	**3,017.8**	*2,750.5*

The outstanding credit enhancement in the form of guarantees amounted to ₹ 8,234.1 million at March 31, 2013 (March 31, 2012: ₹ 11,833.0 million).

Outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounted to ₹ 8,132.0 million at March 31, 2013 (March 31, 2012: ₹ 9,161.5 million) and outstanding liquidity facility for third party originated securitisation transactions amounted to Nil at March 31, 2013 (March 31, 2012: Nil).

The following table sets forth, for the periods indicated, the details of provision for securitisation and direct assignment transactions.

₹ in million

Particulars	**Year ended March 31, 2013**	*Year ended March 31, 2012*
Opening balance	**1,786.7**	*2,363.8*
Additions during the year	**1,688.6**	*1,696.7*
Deductions during the year	**(1,422.8)**	*(2,273.8)*
Closing balance	**2,052.5**	*1,786.7*

The information on securitisation and direct assignment activity of the Bank as an originator as per RBI guidelines "Revisions to the Guidelines on Securitisation Transactions" dated May 7, 2012.

a. The Bank, as an originator, had not sold any loan through securitisation after May 7, 2012.

b. The following table sets forth, for the period indicated, the information on the loans sold through direct assignment after May 7, 2012.

₹ in million

Particulars	At March 31, 2013
Total amount of assets sold through direct assignment during the year ended March 31, 2013	731.3
Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR)	
a) Off-balance sheet exposures	
• First loss	—
• Others	—
b) On-balance sheet exposures	
• First loss	—
• Others	73.1

21. Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCs, the security receipts are valued at their respective NAVs as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

₹ in million, except number of accounts

	Year ended March 31, 2013	*Year ended March 31, 2012*
Number of accounts[1]	4	*2*
Aggregate value (net of provisions) of accounts sold to SC/RC	82.9	*44.4*
Aggregate consideration	116.5	*94.1*
Additional consideration realised in respect of accounts transferred in earlier years[2]	—	—
Aggregate gain/(loss) over net book value	33.6	*49.7*

1. Excludes accounts previously written-off.
2. During the year ended March 31, 2013, asset reconstruction companies have not fully redeemed any of the security receipts. Gain/loss during the year ended March 31, 2013 amounted to Nil (March 31, 2012: net loss of ₹ 950.6 million).

22. Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank has not purchased any non-performing assets in terms of the guidelines issued by the RBI circular no. DBOD. No.BP.BC.16/21.04.048/2005-06 dated July 13, 2005. The Bank has sold certain non-performing assets in terms of the above RBI guidelines.

The following table sets forth, for the periods indicated, details of non-performing assets sold, excluding those sold to SC/RC.

₹ in million, except number of accounts

	Year ended March 31, 2013	*Year ended March 31, 2012*
No. of accounts	2	*1*
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	78.8	*642.0*
Aggregate consideration	100.1	*641.0*
Aggregate gain/(loss) over net book value	21.3	*(1.0)*

23. Information in respect of restructured assets

The following tables set forth, for the periods indicated, details of loan assets subjected to restructuring.

₹ in million, except number of accounts

	Type of Restructuring	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
Sr. no.	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	**Restructured Accounts at April 1, 2012**										
	No. of borrowers	24	1	6	1	32	3	—	4	1	8
	Amount outstanding	27,452.1	154.9	1,209.3	17.0	28,833.3	112.1	—	323.8	96.9	532.8
	Provision thereon	3,547.6	128.3	705.1	17.0	4,398.0	—	—	94.7	96.9	191.6
2.	**Fresh restructuring during the year ended March 31, 2013**										
	No. of borrowers	14	—	—	—	14	—	—	—	—	—
	Amount outstanding	10,082.1	—	—	—	10,082.1	—	—	—	—	—
	Provision thereon	819.2	—	—	—	819.2	—	—	—	—	—
3.	**Upgradations to restructured standard category during the year ended March 31, 2013[1]**										
	No. of borrowers	—	—	—	—	—	—	—	—	—	—
	Amount outstanding	—	—	—	—	—	—	—	—	—	—
	Provision thereon	—	—	—	—	—	—	—	—	—	—
4.	**Restructured standard advances at April 1, 2012, which cease to attract higher provisioning and/or additional risk weight at March 31, 2013 and hence need not be shown as restructured standard advances at April 1, 2013**										
	No. of borrowers	—	N.A.	N.A.	N.A.	—	(1)	N.A.	N.A.	N.A.	(1)
	Amount outstanding	—	N.A.	N.A.	N.A.	—	(61.2)	N.A.	N.A.	N.A.	(61.2)
	Provision thereon	—	N.A.	N.A.	N.A.	—	(0.1)	N.A.	N.A.	N.A.	(0.1)
5.	**Downgradations of restructured accounts during the year ended March 31, 2013[1]**										
	No. of borrowers	(5)	(1)	5	1	—	—	—	(1)	1	—
	Amount outstanding	(2,054.3)	(154.9)	2,191.5	99.0	N.A.[2]	—	—	(58.0)	58.0	N.A.[2]
	Provision thereon	(177.6)	(128.3)	1,186.0	99.0	N.A.[2]	—	—	(14.5)	58.0	N.A.[2]
6.	**Write-offs of restructured accounts during the year ended March 31, 2013**										
	No. of borrowers	—	—	(2)	—	(2)	—	—	—	(1)	(1)
	Amount outstanding	—	—	(158.1)	—	(158.1)	—	—	—	(76.9)	(76.9)
7.	**Restructured Accounts at March 31, 2013**										
	No. of borrowers	32	—	9	2	43	1	—	3	1	5
	Amount outstanding	35,357.1	—	3,201.2	120.1	38,678.4	4.1	—	153.0	58.0	215.1
	Provision thereon	3,634.8	—	2,064.6	120.1	5,819.5	—	—	153.0	58.0	211.0

1. In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2012 and that shown in addition represents outstanding at March 31, 2013.
2. The amounts outstanding and the provision thereon are not presented as the number of borrowers are Nil.

₹ in million, except number of accounts

	Type of Restructuring	Others					Total				
Sr. no.	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	**Restructured Accounts at April 1, 2012**										
	No. of borrowers	36	3	494	—	533	63	4	504	2	573
	Amount outstanding	22,509.1	577.4	3,085.5	—	26,172.0	50,073.3	732.3	4,618.6	113.9	55,538.1
	Provision thereon	981.3	86.6	2,136.9	—	3,204.8	4,528.9	214.9	2,936.7	113.9	7,794.4
2.	**Fresh restructuring during the year ended March 31, 2013**										
	No. of borrowers	9	2	1	—	12	23	2	1	—	26
	Amount outstanding	8,057.7	1,851.5	387.1	—	10,296.3	18,139.8	1,851.5	387.1	—	20,378.4
	Provision thereon	745.7	158.9	387.1	—	1,291.7	1,564.9	158.9	387.1	—	2,110.9
3.	**Upgradations to restructured standard category during the year ended March 31, 2013[1]**										
	No. of borrowers	148	—	(148)	—	—	148	—	(148)	—	—
	Amount outstanding	197.0	—	(232.7)	—	N.A.[2]	197.0	—	(232.7)	—	N.A.[2]
	Provision thereon	6.1	—	(129.5)	—	N.A.[2]	6.1	—	(129.5)	—	N.A.[2]
4.	**Restructured standard advances at April 1, 2012, which cease to attract higher provisioning and/or additional risk weight at March 31, 2013 and hence need not be shown as restructured standard advances at April 1, 2013**										
	No. of borrowers	(6)	N.A.	N.A.	N.A.	(6)	(7)	N.A.	N.A.	N.A.	(7)
	Amount outstanding	(2,397.4)	N.A.	N.A.	N.A.	(2,397.4)	(2,458.6)	N.A.	N.A.	N.A.	(2,458.6)
	Provision thereon	(117.5)	N.A.	N.A.	N.A.	(117.5)	(117.6)	N.A.	N.A.	N.A.	(117.6)
5.	**Downgradations of restructured accounts during the year ended March 31, 2013[1]**										
	No. of borrowers	(31)	3	24	4	—	(36)	2	28	6	—
	Amount outstanding	(2,481.7)	(573.0)	2,745.2	138.1	N.A.[2]	(4,536.0)	(727.9)	4,878.7	295.1	N.A.[2]
	Provision thereon	(303.4)	(85.9)	1,108.9	138.1	N.A.[2]	(481.0)	(214.2)	2,280.4	295.1	N.A.[2]
6.	**Write-offs of restructured accounts during the year ended March 31, 2013**										
	No. of borrowers	—	—	—	—	—	—	—	(2)	(1)	(3)
	Amount outstanding	—	—	—	—	—	—	—	(158.1)	(76.9)	(235.0)
7.	**Restructured Accounts at March 31, 2013**										
	No. of borrowers	141	8	283	4	436	174	8	295	7	484
	Amount outstanding	22,891.0	1,855.9	5,650.6	138.1	30,535.6	58,252.2	1,855.9	9,004.8	316.2	69,429.1
	Provision thereon	1,469.0	159.6	3,738.0	138.1	5,504.7	5,103.8	159.6	5,955.6	316.2	11,535.2

1. In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2012 and that shown in addition represents outstanding at March 31, 2013.
2. The amounts outstanding and the provision thereon are not presented as the number of borrowers are Nil.

forming part of the Accounts *(Contd.)*

24. Floating provision

Bank holds floating provision of ₹ 1.9 million at March 31, 2013 (March 31, 2012: ₹ 1.9 million) taken over from erstwhile Bank of Rajasthan on amalgamation.

25. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million

Concentration of deposits	At March 31, 2013	*At March 31, 2012*
Total deposits of twenty largest depositors	280,257.1	*212,175.1*
Deposits of twenty largest depositors as a percentage of total deposits of the Bank	9.58%	*8.30%*

₹ in million

Concentration of advances[1]	At March 31, 2013	*At March 31, 2012*
Total advances to twenty largest borrowers (including banks)	1,095,316.4	*1,032,621.4*
Advances to twenty largest borrowers as a percentage of total advances of the Bank	15.44%	*15.40%*

1. Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norms.

₹ in million

Concentration of exposures[1]	At March 31, 2013	*At March 31, 2012*
Total exposure to twenty largest borrowers/customers (including banks)	1,126,427.8	*1,066,030.1*
Exposures to twenty largest borrowers/customers as a percentage of total exposure of the Bank	14.85%	*14.94%*

1. Represents credit and investment exposures as per RBI guidelines on exposure norms.

₹ in million

Concentration of NPAs	At March 31, 2013	*At March 31, 2012*
Total exposure[1] to top four NPA accounts	12,511.3	*5,657.3*

1. Represents gross exposure (funded and non-funded).

(II) Sector-wise NPAs

Sr. no.	Sector	Percentage of NPAs to total advances in that sector			
		At March 31, 2013		*At March 31, 2012*	
		Gross	Net	*Gross*	*Net*
1.	Agriculture and allied activities[1]	3.60%	0.75%	*4.78%*	*1.25%*
2.	Industry (Micro & small, medium and large)	2.28%	0.70%	*2.02%*	*0.69%*
3.	Services	2.47%	1.05%	*0.92%*	*0.24%*
4.	Personal loans[2]	5.80%	0.56%	*9.18%*	*1.26%*
	Total	3.22%	0.77%	*3.62%*	*0.73%*

1. Represents loans towards agriculture and allied activities that qualify for priority sector lending.
2. Excludes retail loans towards agriculture and allied activities that qualify for priority sector lending. Excludes commercial business loans, developer financing and dealer funding.

ICICI Bank **forming part of the Accounts** *(Contd.)*

(III) Overseas assets, NPAs and revenue

₹ in million

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
Total assets[1]	**935,097.0**	*875,049.1*
Total NPAs (net)	**3,624.0**	*508.1*
Total revenue[1]	**46,925.8**	*44,327.6*

1. Represents the total assets and total revenue of foreign operations as reported in Schedule 18 notes to accounts note no. 4 on information about business and geographical segments, of the financial statements.

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms)

(a) The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPV sponsored[1]
A.	**Domestic**
	1. ICICI Eco-net Internet and Technology Fund
	2. ICICI Equity Fund
	3. ICICI Emerging Sectors Fund
	4. ICICI Strategic Investments Fund
	5. ICICI Venture Value Fund
B.	**Overseas**
	None

1. The nature of business of the above entities is venture capital fund.

(b) The following table sets forth, the names of SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

Sr. No.	Name of the SPV[1]
A.	**Domestic**
	1. Rainbow Fund
B.	**Overseas**
	None

1. The nature of business of the above entities is venture capital fund.

26. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

		At March 31, 2013	*At March 31, 2012*
	Capital market sector		
i	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**16,345.8**	*14,654.4*
ii	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds	**11,791.5**	*12,102.9*
iii	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**30,736.6**	*13,900.4*

forming part of the Accounts *(Contd.)*

₹ in million

		At March 31, 2013	*At March 31, 2012*
iv	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/ convertible debentures/units of equity oriented mutual funds does not fully cover the advances	—	—
v	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers	40,716.7	*40,623.6*
vi	Loans sanctioned to corporate against the security of shares/bonds/ debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	—	—
vii	Bridge loans to companies against expected equity flows/issues	—	—
viii	Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	—	—
ix	Financing to stockbrokers for margin trading	—	—
x	All exposures to Venture Capital Funds (both registered and unregistered)	9,415.4	*9,608.7*
xi	Others	83,448.4	*112,518.7*
	Total Exposure to Capital Market	**192,454.4**	*203,408.7*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

		At March 31, 2013	*At March 31, 2012*
Real estate sector			
I	**Direct exposure**	**890,029.8**	*735,286.5*
	i) Residential mortgages	607,569.0	*491,314.1*
	of which: individual housing loans eligible for priority sector advances	164,309.0	*177,313.3*
	ii) Commercial real estate[1]	278,036.8	*237,900.1*
	iii) Investments in mortgage backed securities (MBS) and other securitised exposure	4,424.0	*6,072.3*
	a. Residential	4,424.0	*6,072.3*
	b. Commercial real estate	—	—
II	**Indirect exposure**	**74,283.0**	*78,930.8*
	i) Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	73,046.0	*77,476.4*
	ii) Others	1,237.0	*1,454.4*
	Total Exposure to Real Estate Sector[2]	**964,312.8**	*814,217.3*

1. Commercial real estate exposure include loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.
2. Excludes non-banking assets acquired in satisfaction of claims.

27. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for Singapore was 1.45% (March 31, 2012: 1.54%) and United Kingdom was 1.34% (March 31, 2012: 1.23%). As the net funded exposure to Singapore and United Kingdom exceeds 1.0% of total funded assets, the Bank held a provision of ₹ 230.0 million on country exposure at March 31, 2013 (March 31, 2012: ₹ 240.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2013	Provision held at March 31, 2013	*Exposure (net) at March 31, 2012*	*Provision held at March 31, 2012*
Insignificant	**546,787.0**	**230.0**	*529,612.7*	*240.0*
Low	**184,890.4**	—	*186,098.7*	—
Moderate	**41,721.0**	—	*23,462.4*	—
High	**1,906.7**	—	*0.1*	—
Very High	—	—	—	—
Restricted	—	—	—	—
Off-Credit	—	—	—	—
Total	**775,305.1**	**230.0**	*739,173.9*	*240.0*

28. Details of Single Borrower Limit and Borrower Group Limit exceeded by the Bank

During the year ended March 31, 2013 and March 31, 2012, the Bank has complied with the Reserve Bank of India guidelines on single borrower and borrower group limit.

29. Unsecured advances against intangible assets

The Bank had not made advances against intangible collaterals of the borrowers, which are classified as 'unsecured' in its financial statements at March 31, 2013 (March 31, 2012: Nil) and the estimated value of the intangible collaterals was Nil at March 31, 2013 (March 31, 2012: Nil).

30. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2013	*At March 31, 2012*
At cost at March 31st of preceding year	**7,055.2**	*6,589.6*
Additions during the year	**1,462.3**	*465.6*
Deductions during the year	**(9.5)**	—
Depreciation to date	**(6,379.5)**	*(5,637.0)*
Net block	**2,128.5**	*1,418.2*

31. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents certain demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and Accounting Standard 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/ judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards purchase of investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customer fails to fulfill their financial or performance obligations.
5	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of Government securities bought/sold and remaining to be settled on the date of financial statements. This also includes the value of sell down options and other facilities pertaining to securitisation the notional principal amounts of credit derivatives, amount applied in public offers under Application Supported by Blocked Amounts (ASBA) and the amount that the Bank is obligated to pay under capital contracts. Capital contracts are job orders of a capital nature which have been committed.

32. Bancassurance

The following table sets forth, for the periods indicated, the break-up of income derived from bancassurance business.

₹ in million

Sr. No.	Nature of income	Year ended March 31, 2013	*Year ended March 31, 2012*
1.	Income from selling life insurance policies	**3,786.6**	*3,004.1*
2.	Income from selling non life insurance policies	**466.0**	*369.1*
3.	Income from selling mutual fund/collective investment scheme products	**1,004.3**	*693.1*

33. **Staff retirement benefits**

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
Opening obligations	**9,602.7**	*8,842.9*
Service cost	**250.6**	*251.6*
Interest cost	**793.7**	*707.8*
Actuarial (gain)/loss	**2,017.8**	*2,329.8*
Liabilities extinguished on settlement	**(1,960.1)**	*(2,268.7)*
Benefits paid	**(312.2)**	*(260.7)*
Obligations at the end of year	**10,392.5**	*9,602.7*
Opening plan assets, at fair value	**9,379.5**	*8,467.4*
Expected return on plan assets	**728.5**	*652.9*
Actuarial gain/(loss)	**102.3**	*51.7*
Assets distributed on settlement	**(2,177.9)**	*(2,413.5)*
Contributions	**1,806.6**	*2,881.7*
Benefits paid	**(312.2)**	*(260.7)*
Closing plan assets, at fair value	**9,526.8**	*9,379.5*
Fair value of plan assets at the end of the year	**9,526.8**	*9,379.5*
Present value of the defined benefit obligations at the end of the year	**10,392.5**	*9,602.7*
Amount not recognised as an asset (limit in Para 59(b))	**—**	*—*
Asset/(liability)	**(865.7)**	*(223.2)*
Cost for the year		
Service cost	**250.6**	*251.6*
Interest cost	**793.7**	*707.8*
Expected return on plan assets	**(728.5)**	*(652.9)*
Actuarial (gain)/loss	**1,915.5**	*2,278.2*
Curtailments & settlements (gain)/loss	**217.8**	*144.8*
Effect of the limit in para 59(b)	**—**	*—*
Net cost	**2,449.1**	*2,729.5*
Actual return on plan assets	**828.7**	*704.6*
Expected employer's contribution next year	**670.0**	*150.0*
Investment details of plan assets		
Insurer Managed Funds[1]	**77.74%**	*78.93%*
Government of India securities	**7.62%**	*8.59%*
Corporate Bonds	**9.31%**	*9.40%*
Others	**5.33%**	*3.08%*
Assumptions		
Interest rate	**8.00%**	*8.35%*
Salary escalation rate:		
On Basic Pay	**1.50%**	*1.50%*
On Dearness Relief	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds.

forming part of the Accounts *(Contd.)*

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Plan assets	**9,526.8**	*9,379.5*	*8,467.4*	*1,839.9*	*2,145.3*
Defined benefit obligations	**10,392.5**	*9,602.7*	*8,842.9*	*1,748.7*	*1,932.2*
Amount not recognised as an asset (limit in para 59(b)	**—**	—	—	7.7	51.2
Surplus/(deficit)	**(865.7)**	*(223.2)*	*(375.5)*	*83.5*	*161.9*
Experience adjustment on plan assets	**102.3**	*51.7*	*69.1*	*(130.7)*	*144.8*
Experience adjustment on plan liabilities	**1,525.2**	*2,692.3*	*689.7*	*196.9*	*6.6*

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2013	Year ended March 31, 2012
Opening obligations	**5,247.2**	*5,082.7*
Add: Adjustment for exchange fluctuation on opening obligations	**3.8**	*5.8*
Adjusted opening obligations	**5,251.0**	*5,088.5*
Service cost	**368.8**	*379.7*
Interest cost	**428.1**	*419.5*
Actuarial (gain)/loss	**267.2**	*(57.4)*
Past service cost	**0.6**	—
Liability assumed on acquisition/(settled on divestiture)	**4.1**	*10.1*
Benefits paid	**(676.7)**	*(593.2)*
Obligations at the end of the year	**5,643.1**	*5,247.2*
Opening plan assets, at fair value	**5,027.4**	*5,182.4*
Expected return on plan assets	**375.8**	*395.5*
Actuarial gain/(loss)	**34.4**	*20.1*
Contributions	**764.6**	*12.8*
Assets acquired on acquisition/(distributed on divestiture)	**5.0**	*9.8*
Benefits paid	**(676.7)**	*(593.2)*
Closing plan assets, at fair value	**5,530.5**	*5,027.4*
Fair value of plan assets at the end of the year	**5,530.5**	*5,027.4*
Present value of the defined benefit obligations at the end of the year	**5,643.1**	*5,247.2*
Amount not recognised as an asset (limit in Para 59(b))	**—**	—
Asset/(liability)	**(112.6)**	*(219.8)*
Cost for the year		
Service cost	**368.8**	*379.7*
Interest cost	**428.1**	*419.5*
Expected return on plan assets	**(375.8)**	*(395.5)*
Actuarial (gain)/loss	**232.8**	*(77.5)*
Past service cost	**0.6**	—
Exchange fluctuation loss/(gain)	**3.8**	*5.8*
Losses/(Gains) on "Acquisition/Divestiture"	**—**	*0.3*
Effect of the limit in para 59(b)	**—**	—
Net cost	**658.3**	*332.3*
Actual return on plan assets	**410.2**	*415.5*
Expected employer's contribution next year	**403.9**	*253.6*
Investment details of plan assets		
Insurer Managed Funds	**9.95%**	*50.70%*
Government of India securities	**28.07%**	*7.77%*
Corporate Bonds	**27.81%**	*18.46%*
Special Deposit schemes	**5.26%**	*5.78%*
Equity	**12.89%**	*9.73%*
Others	**16.02%**	*7.56%*
Assumptions		
Interest rate	**7.95%**	*8.30%*
Salary escalation rate	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.



forming part of the Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Plan assets	5,530.5	5,027.4	5,182.4	2,507.5	2,272.1
Defined benefit obligations	5,643.1	5,247.2	5,082.7	2,310.5	2,195.7
Amount not recognised as an asset (limit in para 59(b))	—	—	—	47.9	7.9
Surplus/(deficit)	(112.6)	(219.8)	99.7	149.1	68.5
Experience adjustment on plan assets	34.4	20.1	(63.2)	168.8	(118.0)
Experience adjustment on plan liabilities	153.6	44.1	79.0	(0.8)	(4.1)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, Bank has made no provision for the year ended March 31, 2013 (March 31, 2012: ₹ 17.9 million).

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for provident fund.

₹ in million

Particulars	Year ended March 31, 2013
Opening obligations	12,147.6
Service cost	783.4
Interest cost	1,003.8
Actuarial (gain)/loss	(26.4)
Employees contribution	1,380.7
Liabilities assumed on acquisition	104.8
Benefits paid	(1,674.4)
Obligations at end of the year	13,719.5
Opening plan assets	12,129.8
Expected return on plan assets	1,017.2
Actuarial gain/(loss)	(22.0)
Employer contributions	783.4
Employees contributions	1,380.7
Assets acquired on Acquisition/(Distributed on Divestiture)	104.8
Benefits paid	(1,674.4)
Closing plan assets	13,719.5
Plan assets at the end of the year	13,719.5
Present value of the defined benefit obligations at the end of the year	13,719.5
Asset/(liability)	—
Cost for the year	
Service cost	783.4
Interest cost	1,003.8
Expected return on plan assets	(1,017.2)
Actuarial (gain)/loss	(4.4)
Net cost	765.6
Actual Return on Plan Assets	995.2
Expected employer's contribution next year	838.2
Investment details of plan assets	
Government of India securities	39.20%
Corporate bonds	50.14%
Special deposit scheme	3.87%
Others	6.79%
Assumption	
Discount rate	7.95%
Expected rate of return on assets	8.45%
Discount rate for the remaining term to maturity of investments	8.05%
Average historic yield on the investment	8.55%
Guaranteed rate of return	8.50%

forming part of the Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2013
Plan assets	13,719.5
Defined benefit obligations	13,719.5
Amount not recognised as an asset (limit in para 59(b))	—
Surplus/(deficit)	—
Experience adjustment on plan assets	(22.1)
Experience adjustment on plan liabilities	(26.4)

Bank has contributed employer's contribution of ₹ 1,244.6 million to provident fund for the year ended March 31, 2013 (March 31, 2012: ₹ 1,115.3 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952

Superannuation Fund

Bank has contributed employer's contribution of ₹ 100.5 million for the year March 31, 2013 (March 31, 2012: ₹ 114.8 million) to superannuation fund.

34. Movement in provision for credit card/debit card/savings account reward points

The following table sets forth, for the periods indicated, movement in provision for credit card/debit card/savings account reward points.

₹ in million

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
Opening provision for reward points	712.5	*462.5*
Provision for reward points made during the year	637.1	*769.7*
Utilisation/write-back of provision for reward points	(603.7)	*(519.7)*
Closing provision for reward points[1]	745.9	*712.5*

1. The closing provision is based on the actuarial valuation of accumulated credit/debit card/savings account reward points. This amount will be utilised towards redemption of the credit/debit card/savings accounts reward points.

35. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

	Year ended March 31, 2013	*Year ended March 31, 2012*
Provisions for depreciation of investments	1,261.8	*4,132.0*
Provision towards non-performing and other assets	13,948.4	*9,931.8*
Provision towards income tax	29,982.0	*21,874.2*
Deferred tax adjustment	660.2	*1,446.5*
Provision towards wealth tax	70.0	*61.0*
Other provisions and contingencies[1]	2,815.2	*1,766.6*
Total provisions and contingencies	48,737.6	*39,212.1*

1. Includes provision towards standard assets amounting to ₹ 1,439.1 million (March 31, 2012: Nil)

36. Provisions for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2013 amounted to ₹ 30,642.2 million (March 31, 2012: ₹ 23,320.7 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income-tax Act, 1961. Finance Act, 2012 has enhanced the scope of transfer pricing to specified transaction with domestic related parties. The Bank is of the opinion that all transactions with international and domestic related parties are primarily at arm's length so that the above legislation do not have material impact on the financial statements.

37. Deferred tax

At March 31, 2013, the Bank has recorded net deferred tax asset of ₹ 24,793.0 million (March 31, 2012: ₹ 25,453.2 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

	At March 31, 2013	*At March 31, 2012*
Deferred tax asset		
Provision for bad and doubtful debts	**27,146.3**	*27,348.8*
Capital loss	**63.1**	*79.5*
Others	**2,265.4**	*2,299.3*
Total deferred tax asset	**29,474.8**	*29,727.6*
Deferred tax liability		
Depreciation on fixed assets	**4,682.5**	*4,275.1*
Total deferred tax liability	**4,682.5**	*4,275.1*
Deferred tax asset/(liability) pertaining to foreign branches	**0.7**	*0.7*
Total net deferred tax asset/(liability)	**24,793.0**	*25,453.2*

38. Dividend distribution tax

For the purpose of computation of dividend distribution tax on the proposed dividend, the Bank has reduced the dividend received from its Indian subsidiaries, on which dividend distribution tax has been paid by the subsidiaries as per the provisions of Section 115-O of the Income Tax Act, 1961.

39. Related Party Transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

Subsidiaries

ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Life Insurance Company Limited[1], ICICI Lombard General Insurance Company Limited[1], ICICI Prudential Asset Management Company Limited[1], ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Trust Limited[1] and ICICI Prudential Pension Funds Management Company Limited[1].

1. Jointly controlled entities.

Associates/joint ventures/other related entities

ICICI Equity Fund[1], ICICI Eco-net Internet and Technology Fund[1], ICICI Emerging Sectors Fund[1], ICICI Strategic Investments Fund[1], ICICI Kinfra Limited[1], FINO PayTech Limited (formerly known as Financial Inclusion Network & Operations Limited), TCW/ICICI Investment Partners Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund[1], Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, I-Ven Biotech Limited[1], Rainbow Fund, ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank, India Infradebt Limited[2].

1. Entities consolidated as per Accounting Standard (AS) 21 on 'Consolidated Financial Statements'.
2. This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal.

The following were the significant transactions between the Bank and its related parties for the year ended March 31, 2013. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

forming part of the Accounts *(Contd.)*

Insurance services

During the year ended March 31, 2013, the Bank paid insurance premium to insurance subsidiaries amounting to ₹ 969.6 million (March 31, 2012: ₹ 957.9 million). The material transactions for the year ended March 31, 2013 were payment of insurance premium to ICICI Lombard General Insurance Company Limited amounting to ₹ 871.8 million (March 31, 2012: ₹ 775.8 million) and to ICICI Prudential Life Insurance Company Limited amounting to ₹ 97.8 million (March 31, 2012: ₹ 182.1 million).

During the year ended March 31, 2013, the Bank's insurance claims (including the claims received by the Bank on behalf of key management personnel) from the insurance subsidiaries amounted to ₹ 503.6 million (March 31, 2012: ₹ 411.5 million). The material transactions for the year ended March 31, 2013 were with ICICI Lombard General Insurance Company Limited amounting to ₹ 444.3 million (March 31, 2012: ₹ 355.2 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 59.3 million (March 31, 2012: ₹ 56.3 million).

Fees and commission income

During the year ended March 31, 2013, the Bank received fees from its subsidiaries amounting to ₹ 4,726.6 million (March 31, 2012: ₹ 3,841.2 million), from its associates/joint ventures/other related entities amounting to ₹ 13.9 million (March 31, 2012: ₹ 19.9 million) and from relatives of key management personnel amounting to ₹ 0.1 million (March 31, 2012: Nil). The material transactions for the year ended March 31, 2013 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 3,860.1 million (March 31, 2012: ₹ 3,077.0 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 516.6 million (March 31, 2012: ₹ 421.0 million).

During the year ended March 31, 2013, the Bank received commission on bank guarantees from its subsidiaries amounting to ₹ 41.8 million (March 31, 2012: ₹ 32.4 million). The material transactions for the year ended March 31, 2013 were with ICICI Bank UK PLC amounting to ₹ 35.1 million (March 31, 2012: ₹ 24.8 million) and with ICICI Bank Eurasia Limited Liability Company amounting to ₹ 5.6 million (March 31, 2012: ₹ 5.6 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2013, the Bank recovered from its subsidiaries an amount of ₹ 1,099.3 million (March 31, 2012: ₹ 1,112.1 million), from its associates/joint ventures/other related entities an amount of ₹ 147.9 million (March 31, 2012: ₹ 38.4 million) and from its key management personnel an amount of ₹ 0.1 million (March 31, 2012: Nil) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2013 were with ICICI Home Finance Company Limited amounting to ₹ 273.3 million (March 31, 2012: ₹ 258.6 million), ICICI Securities Limited amounting to ₹ 229.1 million (March 31, 2012: ₹ 272.0 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 164.0 million (March 31, 2012: ₹ 162.6 million), ICICI Bank UK PLC amounting to ₹ 151.2 million (March 31, 2012: ₹ 125.1 million), ICICI Merchant Services Private Limited amounting to ₹ 147.9 million (March 31, 2012: ₹ 38.4 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 143.6 million (March 31, 2012: ₹ 138.4 million).

Secondment of employees

During the year ended March 31, 2013, the Bank recovered towards deputation of employees from its subsidiaries an amount of ₹ 52.2 million (March 31, 2012: ₹ 37.9 million) and from its associates/joint ventures/other related entities an amount of ₹ 6.6 million (March 31, 2012: ₹ 7.0 million). The material transactions for the year ended March 31, 2013 were with ICICI Investment Management Company Limited amounting to ₹ 35.6 million (March 31, 2012: ₹ 28.2 million), ICICI Securities Limited amounting to ₹ 14.5 million (March 31, 2012: ₹ 11.4 million) and with I-Process Services (India) Private Limited amounting to ₹ 6.6 million (March 31, 2012: ₹ 7.0 million).

Purchase of investments

During the year ended March 31, 2013, the Bank purchased certain investments from its subsidiaries amounting to ₹ 23,702.1 million (March 31, 2012: ₹ 5,757.0 million). The material transactions for the year ended March 31, 2013 were with ICICI Securities Primary Dealership Limited amounting to ₹ 17,330.7 million (March 31, 2012: ₹ 3,927.5 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 3,314.5 million (March 31, 2012: ₹ 154.1 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 3,056.9 million (March 31, 2012: ₹ 1,675.4 million).

During the year ended March 31, 2013, the Bank invested in the equity shares of India Infradebt Limited amounting to ₹ 900.0 million (March 31, 2012: Nil), in the share application money for equity shares of ICICI Lombard General Insurance Company Limited amounting to ₹ 740.0 million (March 31, 2012: Nil), in the share application money for equity shares of Mewar Aanchalik Gramin Bank amounting to ₹ 18.6 million (March 31, 2012: Nil) and in equity warrants of FINO PayTech Limited amounting to Nil (March 31, 2012: ₹ 40.0 million).



Sale of investments

During the year ended March 31, 2013, the Bank sold certain investments to its subsidiaries amounting to ₹ 12,119.1 million (March 31, 2012: ₹ 9,532.7 million) and to its associates/joint ventures/other related entities amounting to Nil (March 31, 2012: ₹ 48.7 million). The material transactions for the year ended March 31, 2013 were with ICICI Securities Primary Dealership Limited amounting to ₹ 6,459.7 million (March 31, 2012: ₹ 2,783.6 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 4,088.0 million (March 31, 2012: ₹ 5,097.7 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 1,321.2 million (March 31, 2012: ₹ 1,560.3 million).

Investment in Certificate of Deposits (CDs)/bonds issued by ICICI Bank

During the year ended March 31, 2013, subsidiaries have invested in CDs/bonds issued by the Bank amounting to ₹ 1,914.0 million (March 31, 2012: ₹ 4,622.5 million). The material transactions for the year ended March 31, 2013 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 1,407.2 million (March 31, 2012: ₹ 3,165.6 million) and with ICICI Securities Primary Dealership Limited amounting to ₹ 506.8 million (March 31, 2012: ₹ 1,002.5 million).

Redemption/buyback of investments

During the year ended March 31, 2013, the Bank received a consideration from ICICI Bank UK PLC amounting to ₹ 5,428.5 million (equivalent to USD 100.0 million) (March 31, 2012: Nil) on account of buyback of equity/preference shares by ICICI Bank UK PLC.

During the year ended March 31, 2013, the Bank received a consideration from ICICI Emerging Sectors Fund amounting to Nil (March 31, 2012: ₹ 1,396.8 million) on account of redemption of units and distribution of gain/loss on units by ICICI Emerging Sectors Fund.

Reimbursement of expenses to subsidiaries

During the year ended March 31, 2013, the Bank reimbursed expenses to its subsidiaries amounting to ₹ 29.6 million (March 31, 2012: ₹ 40.6 million). The material transactions for the year ended March 31, 2013 were with ICICI Home Finance Company Limited amounting to ₹ 16.5 million (March 31, 2012: Nil), ICICI Bank Canada amounting to ₹ 7.3 million (March 31, 2012: ₹ 6.7 million) and with ICICI Bank UK PLC amounting to ₹ 5.8 million (March 31, 2012: ₹ 33.9 million).

Reimbursement of expenses to the Bank

During the year ended March 31, 2013, subsidiaries reimbursed expenses to the Bank amounting to ₹ 29.1 million (March 31, 2012: ₹ 19.0 million). The material transactions for the year ended March 31, 2013 were with ICICI Bank UK PLC amounting to ₹ 18.0 million (March 31, 2012: ₹ 13.4 million), ICICI Home Finance Company Limited amounting to ₹ 6.1 million (March 31, 2012: ₹ 0.2 million) and with ICICI Bank Canada amounting to ₹ 5.0 million (March 31, 2012: ₹ 5.4 million).

Brokerage, fees and other expenses

During the year ended March 31, 2013, the Bank paid brokerage, fees and other expenses to its subsidiaries amounting to ₹ 557.3 million (March 31, 2012: ₹ 491.5 million) and to its associates/joint ventures/other related entities amounting to ₹ 2,653.2 million (March 31, 2012: ₹ 1,832.5 million). The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to ₹ 1,305.2 million (March 31, 2012: ₹ 953.9 million), I-Process Services (India) Private Limited amounting to ₹ 1,045.2 million (March 31, 2012: ₹ 606.5 million), ICICI Home Finance Company Limited amounting to ₹ 373.7 million (March 31, 2012: ₹ 349.8 million) and with FINO PayTech Limited amounting to ₹ 258.4 million (March 31, 2012: ₹ 259.0 million).

Income on custodial services

During the year ended March 31, 2013, the Bank recovered custodial charges from its subsidiaries amounting to ₹ 5.1 million (March 31, 2012: ₹ 3.5 million) and from its associates/joint ventures/other related entities amounting to ₹ 0.9 million (March 31, 2012: ₹ 1.4 million). The material transactions for the year ended March 31, 2013 were with ICICI Securities Primary Dealership Limited amounting to ₹ 4.8 million (March 31, 2012: ₹ 3.3 million) and with ICICI Strategic Investments Fund amounting to ₹ 0.3 million (March 31, 2012: ₹ 0.6 million).

Interest expenses

During the year ended March 31, 2013, the Bank paid interest to its subsidiaries amounting to ₹ 390.9 million (March 31, 2012: ₹ 336.4 million), to its associates/joint ventures/other related entities amounting to ₹ 272.5 million (March 31, 2012: ₹ 160.5 million), to its key management personnel amounting to ₹ 2.9 million (March 31, 2012: ₹ 2.0 million) and to relatives of key management personnel amounting to ₹ 1.7 million (March 31, 2012: ₹ 1.1 million). The material transactions for the year ended March 31, 2013 were with ICICI Securities Limited amounting to ₹ 184.5 million (March 31, 2012: ₹ 111.6 million), Mewar Aanchalik Gramin Bank amounting to ₹ 162.4 million (March 31, 2012: ₹ 128.9 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 148.4 million (March 31, 2012: ₹ 129.1 million) and with India Infradebt Limited amounting to ₹ 84.5 million (March 31, 2012: Nil).

forming part of the Accounts *(Contd.)*

Interest income

During the year ended March 31, 2013, the Bank received interest from its subsidiaries amounting to ₹ 1,781.2 million (March 31, 2012: ₹ 1,686.8 million), from its associates/joint ventures/other related entities amounting to ₹ 95.1 million (March 31, 2012: ₹ 49.1 million), from its key management personnel amounting to ₹ 0.4 million (March 31, 2012: ₹ 0.5 million) and from relatives of key management personnel amounting to ₹ 0.7 million (March 31, 2012: ₹ 0.7 million). The material transactions for the year ended March 31, 2013 were with ICICI Home Finance Company Limited amounting to ₹ 1,202.0 million (March 31, 2012: ₹ 1,181.4 million) and with ICICI Bank Eurasia Limited Liability Company amounting to ₹ 245.9 million (March 31, 2012: ₹ 210.9 million).

Other income

The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. During the year ended March 31, 2013, the net gain of the Bank on forex and derivative transactions entered with subsidiaries was ₹ 304.5 million (March 31, 2012: net loss of ₹ 337.3 million). The material transactions for the year ended March 31, 2013 were gain of ₹ 235.7 million (March 31, 2012: loss of ₹ 620.0 million) with ICICI Bank UK PLC, gain of ₹ 170.4 million (March 31, 2012: gain of ₹ 352.9 million) with ICICI Bank Canada, loss of ₹ 162.5 million (March 31, 2012: gain of ₹ 168.4 million) with ICICI Home Finance Company Limited and gain of ₹ 31.6 million (March 31, 2012: loss of ₹ 242.2 million) with ICICI Securities Primary Dealership Limited.

While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/ covering transactions.

Dividend income

During the year ended March 31, 2013, the Bank received dividend from its subsidiaries amounting to ₹ 9,117.6 million (March 31, 2012: ₹ 7,364.1 million). The material transactions for the year ended March 31, 2013 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 3,271.5 million (March 31, 2012: ₹ 2,321.7 million), ICICI Bank Canada amounting to ₹ 1,666.2 million (March 31, 2012: ₹ 283.0 million), ICICI Home Finance Company Limited amounting to ₹ 1,389.9 million (March 31, 2012: ₹ 1,714.1 million) and with ICICI Bank UK PLC amounting to ₹ 1,307.3 million (March 31, 2012: ₹ 1,216.9 million).

Dividend paid

During the year ended March 31, 2013, the Bank paid dividend to its key management personnel amounting to ₹ 6.7 million (March 31, 2012: ₹ 4.5 million). The dividend paid during the year ended March 31, 2013 to Ms. Chanda Kochhar was ₹ 5.1 million (March 31, 2012: ₹ 3.8 million), to Mr. N. S. Kannan was ₹ 1.2 million (March 31, 2012: ₹ 0.7 million) and to Mr. K. Ramkumar was ₹ 0.4 million (March 31, 2012: Nil).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2013 was ₹ 154.9 million (March 31, 2012: ₹ 111.3 million). The remuneration paid for the year ended March 31, 2013 to Ms. Chanda Kochhar was ₹ 54.2 million (March 31, 2012: ₹ 37.7 million), to Mr. N. S. Kannan was ₹ 32.2 million (March 31, 2012: ₹ 25.0 million), to Mr. K. Ramkumar was ₹ 42.7 million (March 31, 2012: ₹ 25.4 million) and to Mr. Rajiv Sabharwal was ₹ 25.8 million (March 31, 2012: ₹ 23.2 million).

Sale of fixed assets

During the year ended March 31, 2013, the Bank sold fixed assets to its subsidiaries amounting to ₹ 2.1 million (March 31, 2012: ₹ 18.4 million) and to its key management personnel amounting to ₹ 0.7 million (March 31, 2012: Nil). The material transactions for the year ended March 31, 2013 were with ICICI Securities Limited amounting to ₹ 1.9 million (March 31, 2012: ₹ 1.0 million), ICICI Venture Funds Management Company Limited amounting to Nil (March 31, 2012: ₹ 14.7 million), ICICI Lombard General Insurance Company Limited amounting to Nil (March 31, 2012: ₹ 2.7 million) and with Mr. K. Ramkumar amounting to ₹ 0.7 million (March 31, 2012: Nil).

Purchase of fixed assets

During the year ended March 31, 2013, the Bank purchased fixed assets from its subsidiaries amounting to ₹ 2.6 million (March 31, 2012: ₹ 9.4 million). The material transactions for the year ended March 31, 2012 were with ICICI Venture Funds Management Company Limited amounting to ₹ 1.8 million (March 31, 2012: Nil), ICICI Prudential Asset Management Company Limited amounting to ₹ 0.8 million (March 31, 2012: Nil), ICICI Lombard General Insurance Company Limited amounting to Nil (March 31, 2012: ₹ 4.6 million) and with ICICI Prudential Life Insurance Company Limited amounting to Nil (March 31, 2012: ₹ 4.2 million).



Sale of gold coins

During the year ended March 31, 2013, the Bank sold gold coins to ICICI Prudential Life Insurance Company Limited amounting to ₹ 1.7 million (March 31, 2012: ₹ 45.4 million).

Donation

During the year ended March 31, 2013, the Bank has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 80.0 million (March 31, 2012: ₹ 239.7 million).

Purchase of loan

During the year ended March 31, 2013, the Bank purchased loans from ICICI Bank UK PLC amounting to Nil (March 31, 2012: ₹ 12,870.5 million).

Sale of loan

During the year ended March 31, 2013, the Bank sold a loan to ICICI Bank UK PLC amounting to ₹ 1,357.1 million (March 31, 2012: ₹ 2,543.8 million).

Purchase of bank guarantees

Bank guarantees issued by ICICI Bank UK PLC on behalf of its clients were transferred to the Bank amounting to ₹ 12,221.2 million during the year ended March 31, 2013 (March 31, 2012: ₹ 1,279.2 million).

Letters of Comfort

The Bank has issued letters of comfort on behalf of its banking subsidiaries. The details of the letters are given below.

On behalf of	To	Purpose
ICICI Bank UK PLC	Financial Services Authority, UK ('FSA')	Financially support ICICI Bank UK PLC to ensure that it meets all of its obligations as they fall due.
ICICI Bank Canada	Canada Deposit Insurance Corporation ('CDIC')	To comply with the Bank Act and the CDIC regulations or by-laws thereunder and to indemnify CDIC against all losses, damages, reasonable costs and expenses arising from failure of ICICI Bank Canada in performing the same.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. for Singapore dollar 10.0 million (currently equivalent to ₹ 437.2 million) to the Monetary Authority of Singapore (MAS), has executed indemnity agreement on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million (currently equivalent to ₹ 133.6 million) each, aggregating to Canadian dollar 15.0 million (currently equivalent to ₹ 801.6 million). The Bank has furnished an undertaking on behalf of ICICI Bank Eurasia Limited Liability Company, for an amount of US$ 19.0 million (currently equivalent to ₹ 1,031.4 million) in relation to its borrowing. The aggregate amount of ₹ 2,270.2 million at March 31, 2013 (March 31, 2012: ₹ 915.2 million) is included in the contingent liabilities.

During the year, the Bank has issued an undertaking on behalf of ICICI Bank Eurasia LLC and to two independent directors on behalf of ICICI Bank Canada.

As per the assessment done, there is no likely financial impact of the above letters issued to overseas regulators or of the indemnity agreements at March 31, 2013.

In addition to the above, the Bank has also issued letters of comfort in the nature of letters of awareness on behalf of banking and non-banking subsidiaries in respect of their borrowings made or proposed to be made and for other incidental business purposes. As they are in the nature of factual statements or confirmation of facts, they do not create any financial impact on the Bank.

The letters of comfort in the nature of letters of awareness that are outstanding at March 31, 2013 issued by the Bank on behalf of its subsidiaries, aggregate to ₹ 18,640.5 million (March 31, 2012: ₹ 24,238.9 million). During the year ended March 31, 2013, borrowings pertaining to letters of comfort aggregating ₹ 5,598.4 million were repaid.

Related party balances

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2013.

forming part of the Accounts *(Contd.)*

₹ in million

Items/Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	8,365.4	5,166.5	60.5	23.6	**13,616.0**
Deposits of ICICI Bank	100.4	—	—	—	**100.4**
Call/term money lent	—	—	—	—	**—**
Call/term money Borrowed	—	—	—	—	**—**
Advances	18,982.0	305.5	5.7	6.9	**19,303.1**
Investments of ICICI Bank	133,339.4	3,862.3	—	—	**137,201.7**
Investments of related parties in ICICI Bank	430.7	15.0	4.1	—	**449.8**
Receivables[1]	929.0	—	—	—	**929.0**
Payables[1]	56.5	1,199.9	—	—	**1,256.4**
Guarantees/letter of credit/ indemnity	9,273.4	1,689.7	—	—	**10,963.1**
Swaps/forward contracts (notional amount)	133,492.5	—	—	—	**133,492.5**
Employee stock options outstanding (Numbers)	—	—	3,172,500	—	**3,172,500**
Employee stock options exercised[2]	—	—	0.5	—	**0.5**

1. Excludes mark-to-market on outstanding derivative transactions.
2. During the year ended March 31, 2013, 54,000 employee stock options were exercised, which have been reported at face value.

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/ other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2013.

₹ in million

Items/ Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	8,365.4	5,170.1	74.3	44.6	**13,654.4**
Deposits of ICICI Bank	1,245.2	—	—	—	**1,245.2**
Call/term money lent	10,068.7	—	—	—	**10,068.7**
Call/term money borrowed	—	—	—	—	**—**
Advances	24,544.5	2,004.5	10.4	7.9	**26,567.3**
Investments of ICICI Bank	137,689.2	4,157.4	—	—	**141,846.6**
Investments of related parties in ICICI Bank[1]	1,285.0	15.0	4.1	—	**1,304.1**
Receivables	1,759.1	0.4[1]	—	—	**1,759.5**
Payables[1]	56.5	1,199.9	—	—	**1,256.4**
Guarantees/letter of credit/ indemnity	13,635.1	1,689.7	—	—	**15,324.8**
Swaps/forward contracts (notional amount)	191,242.6	—	—	—	**191,242.6**

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2012.

₹ in million

Items/ Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	11,536.6	2,089.8	41.0	19.8	**13,687.2**
Deposits of ICICI Bank	717.9	—	—	—	**717.9**
Call/term money lent	4,568.7	—	—	—	**4,568.7**
Call/term money Borrowed	—	—	—	—	**—**
Advances	18,766.7	1,004.8	9.2	7.4	**19,788.1**
Investments of ICICI Bank	136,699.1	3,484.7	—	—	**140,183.8**
Investments of related parties in ICICI Bank	310.3	15.0	4.1	—	**329.4**
Receivables[1]	637.0	0.2	—	—	**637.2**
Payables[1]	27.3	202.8	—	—	**230.1**
Guarantees/letter of credit	13,546.8	0.1	—	—	**13,546.9**
Swaps/forward contracts (notional amount)	168,433.0	—	—	—	**168,433.0**
Employee stock options outstanding (Numbers)	—	—	2,701,500	—	**2,701,500**
Employee stock options exercised[2]	—	—	0.9	—	**0.9**

1. Excludes mark-to-market on outstanding derivative transactions.
2. During the year ended March 31, 2012, 86,500 employee stock options were exercised, which have been reported at face value.

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2012.

₹ in million

Items/Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	11,536.6	3,150.6	64.0	27.3	**14,778.5**
Deposits of ICICI Bank	3,375.0	—	—	—	**3,375.0**
Call/term money lent	7,068.7	—	—	—	**7,068.7**
Call/term money borrowed	670.5	—	—	—	**670.5**
Advances	19,168.7	1,004.8	10.7	9.2	**20,193.4**
Investments of ICICI Bank	137,086.6	7,513.0	—	—	**144,599.6**
Investments of related parties in ICICI Bank[1]	407.9	15.0	4.1	—	**427.0**
Receivables	2,941.9	154.1[1]	—	—	**3,096.0**
Payables[1]	84.8	266.7	—	—	**351.5**
Guarantees/ letter of credit	13,649.2	0.1	—	—	**13,649.3**
Swaps/forward contracts (notional amount)	308,575.2	—	—	—	**308,575.2**

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

40. Small and micro enterprises

Under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2013, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was ₹ 6.0 million (March 31, 2012: ₹ 7.1 million). An amount of ₹ 0.2 million (March 31, 2012: ₹ 0.1 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

41. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2013 was ₹ 3.1 million (March 31, 2012: ₹ 1.5 million).

During the the year ended March 31, 2013, RBI imposed a penalty of ₹ 66,000 through letter dated May 2, 2012, with regard to bouncing of two Subsidiary General Ledger deals of the clients of ₹ 60.0 million and ₹ 6.0 million on March 28, 2012. On October 9, 2012, a penalty of ₹ 3.0 million was levied by RBI for non compliance with Know Your Customer (KYC) directions issued by RBI. The Bank has paid these penalties to RBI.

42. Disclosure on Remuneration

Compensation policy and practices

(A) Qualitative disclosures

a) Information relating to the composition and mandate of the Remuneration Committee

The Board Governance, Remuneration & Nomination Committee (BGRNC) comprises three independent Directors. The functions of the Committee include recommendation of appointments of Directors to the Board, evaluation of the performance of the Managing Director & CEO (MD & CEO) and other wholetime Directors (WTDs) on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to WTDs, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme (ESOS) and recommendation of grant of the Bank's stock options to employees and WTDs of the Bank and its subsidiary companies.

b) Information relating to design and structure of remuneration processes and the key features and objectives of remuneration policy

The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy approved by the Board on January 31, 2012, pursuant to the guidelines issued by RBI.

The key elements of the Bank's compensation practices are:

- Effective governance of compensation: the BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for wholetime Directors and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for wholetime Directors and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for wholetime Directors and equivalent positions and bonus for employees.
- Alignment of compensation philosophy with prudent risk taking: the Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

c) Description of the ways in which current and future risks are taken into account in the remuneration processes including the nature and type of the key measures used to take account of these risks.

The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of wholetime Directors & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators

include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

d) Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The level of performance bonus, increments in salary and allowances and grant of stock options is determined based on the assessment of performance as described above.

e) Discussion of the Bank's policy on deferral and vesting of variable remuneration and the Bank's policy and criteria for adjusting deferred remuneration before vesting and after vesting

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence or breach of integrity. In such cases, variable pay already paid out is also subject to clawback arrangements.

f) Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles. The Bank ensures higher variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and Presidents.

₹ in million, except numbers

Particulars	Year ended March 31, 2013
Number of meetings held by the BGRNC	3
Remuneration paid to its members (sitting fees)	0.2
Number of employees having received a variable remuneration award	7
Number and total amount of sign-on awards made	Nil
Details of guaranteed bonus paid as joining/sign on bonus	Nil
Details of severance pay, in addition to accrued benefits	Nil
Total amount of outstanding deferred remuneration at March 31, 2013	
Cash	54.7
Shares	Nil
Shares-linked instruments[1] (nos.)	2,533,000
Other forms	Nil
Total amount of deferred remuneration paid out	Nil
Breakdown of amount of remuneration awards	
Fixed[2]	133.8
Variable[3]	74.6
Deferred[4]	29.9
Non-deferred	44.8
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments at March 31, 2013	54.7
Total amount of reductions due to ex-post explicit adjustments	Nil
Total amount of reductions due to ex-post implicit adjustments	Nil

1. Pursuant to grant of options under ESOS. Of these options, 75,000 options granted to a President who retired subsequently, will vest fully in one year from April 27, 2012.
2. Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.
3. Variable pay for the year ended March 31, 2013 was awarded in the month of April 2013 and is subject to approval from RBI.
4. In line with the Bank's compensation policy, the stipulated percentage of performance bonus is deferred.

43. Disclosure of complaints

The following table sets forth, for the periods indicated, the movement of the outstanding number of complaints.

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
a) No. of complaints pending at the beginning of the year	**3,837**	*3,024*
b) No. of complaints received during the year	**101,408**	*155,115*
c) No. of complaints redressed during the year	**102,617**	*154,302*
d) No. of complaints pending at the end of the year	**2,628**	*3,837*

1. Does not include complaints redressed within 1 working day.

The following table sets forth, for the periods indicated, the details of awards during the year.

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
a) No. of unimplemented awards at the beginning of the year	—	—
b) No. of awards passed by the Banking Ombudsmen during the year	—	—
c) No. of awards implemented during the year	—	—
d) No. of unimplemented awards at the end of the year	—	—

44. Drawdown from reserves

There has been no draw down from reserves during the year ended March 31, 2013 (March 31, 2012: Nil).

45. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 26, 2013

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

ICICI Bank

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

Sr. No.	Name of the subsidiary company	Financial year of the subsidiary ended on	No. of equity shares held by ICICI Bank and/or its nominees in the subsidiary at March 31, 2013	Extent of interest of ICICI Bank in capital of subsidiary	Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank and is not dealt with in the accounts of ICICI Bank [1] (₹ in '000s)		Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank dealt with or provided for in the accounts of ICICI Bank [2] (₹ in '000s)	
					For the financial year ended March 31, 2013	For the previous financial years of the subsidiary since it became a subsidiary	For the financial year ended March 31, 2013	For the previous financial years of the subsidiary since it became a subsidiary
1	ICICI Securities Primary Dealership Limited	March 31, 2013	15,634 equity shares of ₹ 100,000 each fully paid up	100.0%	618,861	7,170,901	598,001	7,838,045
2	ICICI Securities Limited	March 31, 2013	805,353,500 equity shares of ₹ 2 each, fully paid up	100.0%	381,903	1,765,140	300,236	4,166,637
3	ICICI Securities Holdings Inc.[3]	March 31, 2013	16,640,000 common stock of USD 1 each fully paid up held by ICICI Securities Limited	—	(1,356)	(143,892)	Nil	Nil
4	ICICI Securities Inc.[3]	March 31, 2013	12,980,000 common stock of USD 1 each fully paid up held by ICICI Securities Holdings Inc.	—	(37,768)	(515,837)	Nil	15,635
5	ICICI Venture Funds Management Company Limited	March 31, 2013	1,000,000 equity shares of ₹ 10 each fully paid up	100.0%	183,335	2,529,859	15,000	4,310,979
6	ICICI International Limited[4]	March 31, 2013	90,000 ordinary shares of USD 10 each fully paid up	100.0%	2,060	36,938	Nil	15,782
7	ICICI Home Finance Company Limited	March 31, 2013	1,098,750,000 equity shares of ₹ 10 each fully paid up.	100.0%	812,270	3,906,775	1,389,919	6,067,308
8	ICICI Trusteeship Services Limited	March 31, 2013	50,000 equity shares of ₹ 10 each fully paid up	100.0%	472	3,099	Nil	Nil
9	ICICI Investment Management Company Limited	March 31, 2013	10,000,700 equity shares of ₹ 10 each fully paid up	100.0%	8,976	43,459	Nil	Nil
10	ICICI Prudential Life Insurance Company Limited	March 31, 2013	1,055,310,907 equity shares of ₹ 10 each fully paid up	73.9%	7,776,304	(11,549,004)	3,271,207	2,321,255
11	ICICI Lombard General Insurance Company Limited	March 31, 2013	320,635,518 equity shares of ₹ 10 each fully paid up	73.4%	2,243,475	(2,351,759)	Nil	2,117,208
12	ICICI Bank UK PLC[4]	March 31, 2013	495,000,000 ordinary shares of USD 1 each and 50,002 ordinary shares of 1 GBP each	100.0%	(527,266)	7,057,798	1,309,626	1,879,480
13	ICICI Bank Canada[5, 8]	December 31, 2012	839,500,000 common shares of Canadian Dollar (CAD) 1 each	100.0%	631,093	3,684,956	1,691,620	862,361
14	ICICI Bank Eurasia Limited Liability Company [#,6,8]	December 31, 2012	Not Applicable #	100.0%	316,011	209,951	Nil	425,517
15	ICICI Prudential Asset Management Company Limited	March 31, 2013	9,002,573 equity shares of ₹ 10 each, fully paid up	51.0%	240,483	833,404	321,527	1,432,029
16	ICICI Prudential Trust Limited	March 31, 2013	51,157 equity shares of ₹ 10 each, fully paid up	50.8%	793	1,985	639	3,222
17	ICICI Prudential Pension Funds Management Company Limited [7]	March 31, 2013	27,000,000 equity shares of ₹ 10 each, fully paid up held by ICICI Prudential Life Insurance Company Limited	—	(769)	(468)	Nil	Nil

The shares in the authorised capital of ICICI Bank Eurasia Limited Liability Company are registered without issue of equity shares due to the legal form of the subsidiary.

1. The above companies (other than ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited and ICICI Prudetial Pension Funds Management Company Limited) which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to the merger of erstwhile ICICI Limited with ICICI Bank.
2. The amount received by erstwhile ICICI Limited upto March 29, 2002 as dividend has also been included in the reserves of ICICI Bank.
3. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
4. The profits of ICICI Bank UK PLC and ICICI International Limited for the year ended March 31, 2013 have been translated into Indian Rupees at the rate of 1 USD = ₹ 54.3940.
5. The profits of ICICI Bank Canada for the year ended December 31, 2012 have been translated into Indian Rupees at the rate of 1 CAD = ₹ 54.5174.
6. The profits of ICICI Bank Eurasia Limited Liability Company for the year ended December 31, 2012 have been translated into Indian Rupees at the rate of 1 RUB = ₹ 1.7310.
7. ICICI Prudential Pension Funds Management Company Limited, a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited, was incorporated on April 22, 2009.
8. The information furnished for ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2012 to December 31, 2012, being their financial year.

The key financial parameters of the following companies at March 31, 2013 and their movement from December 31, 2012 are given below.

₹ in '000s

Particulars	ICICI Bank Canada[b]			ICICI Bank Eurasia Limited Liability Company[c]		
	At March 31, 2013	At December 31, 2012	Movement	At March 31, 2013	At December 31, 2012	Movement
Fixed assets	68,393	74,546	(6,153)	44,105	47,512	(3,407)
Investments	59,345,067	61,156,518	(1,811,451)	653,655	676,238	(22,583)
Advances	215,097,241	224,742,586	(9,645,345)	9,075,794	9,169,977	(94,183)
Borrowings[a]	97,171,422	92,031,662	5,139,760	6,386,125	6,973,728	(587,603)

a. Since it is not possible to identify the amount borrowed to meet the current liabilities, the amount shown above represents the total borrowings. The borrowings include subordinate debts and exclude preferred shares.
b. The financial parameters of ICICI Bank Canada have been translated into Indian Rupees at 1 CAD = ₹ 53.4375 at March 31, 2013 and 1 CAD = ₹ 55.2600 at December 31, 2012.
c. The financial parameters of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at 1 RUB =₹ 1.74908 at March 31, 2013 and 1 RUB = ₹ 1.79392 at December 31, 2012.

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place: Mumbai
Date : April 26, 2013

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

ICICI Bank

Consolidated financial statements of ICICI Bank Limited and its subsidiaries

ICICI Bank

To the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries, Associates and Joint Ventures.

We have audited the accompanying consolidated financial statements of ICICI Bank Limited ("the Bank") and its subsidiaries, associates and joint ventures (the 'ICICI Group'), which comprise the consolidated Balance Sheet as at March 31, 2013, and the consolidated Statement of Profit and Loss and the consolidated Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and on consideration of reports of other auditors and branches auditors on separate financial statements and other financial information of the components, and the consideration of the un-audited financial statements, and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2013;
(b) in the case of the consolidated Statement of Profit and Loss, of the profit for the year ended on that date; and
(c) in the case of the consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

Other Matter

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of ₹ 610,074 million as at March 31, 2013, total revenue of ₹ 76,855 million and cash flows amounting to ₹ 31,828 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of ₹ 1,270,195 million as at March 31, 2013, the total revenue of ₹ 60,882 million for the year ended March 31, 2013 and net cash flows amounting to ₹ 84,228 million for the year ended

March 31, 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

We have also relied on the un-audited financial statements of certain subsidiaries, associates and joint ventures, whose financial statements reflect total assets of ₹ 28,372 million as at March 31, 2013, total revenues of ₹ 7,460 million and net cash flows amounting to ₹ (1,221) million for the year then ended.

We have jointly audited, with other auditor, the financial statements of subsidiary which reflect total assets of ₹ 753,501 million as at March 31, 2013, total revenue of ₹ 173,760 million and cash flows amounting to ₹ 475 million for the year then ended. For the purpose of the consolidated financial statements, we have relied upon the work of other auditors.

The actuarial valuation of liabilities for life policies in force is the responsibility of the ICICI Group's life insurance subsidiary's appointed actuary (the Appointed Actuary). The actuarial valuation of these liabilities as at March 31, 2013 has been duly certified by the Appointed Actuary and in his opinion the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development authority ('IRDA') and the Actuarial Society in concurrence with the IRDA. The statutory auditors of ICICI Prudential Life Insurance Company Limited have relied upon appointed Actuary's certificate in this regard.

The actuarial valuation of liability in respect of claims incurred but not reported ('IBNR') and those incurred but not enough reported ('IBNER') are the responsibility of the ICICI Group's general insurance subsidiary's appointed actuary (the Appointed Actuary). The actuarial valuation of these liabilities as at March 31, 2013 has been duly certified by the Appointed Actuary and in his opinion the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDA and the Actuarial Society in concurrence with the IRDA. The statutory auditors of ICICI Lombard General Insurance Company Limited have relied upon appointed Actuary's certificate in this regard.

For S.R. BATLIBOI & CO. LLP
Chartered Accountants
Firm registration number: 301003E

per Shrawan Jalan
Partner
Membership No.: 102102

Place: Mumbai
Date: April 26, 2013

consolidated balance sheet

ICICI Bank **at March 31, 2013** **(₹ in '000s)**

	Schedule	At 31.03.2013	*At 31.03.2012*
CAPITAL AND LIABILITIES			
Capital	1	**11,536,362**	*11,527,683*
Employees stock options outstanding		**44,835**	*23,854*
Reserves and surplus	2	**676,042,933**	*601,213,423*
Minority interest	2A	**17,057,595**	*14,277,247*
Deposits	3	**3,147,705,357**	*2,819,504,736*
Borrowings	4	**1,728,882,194**	*1,612,966,218*
Liabilities on policies in force		**689,105,371**	*662,294,640*
Other liabilities and provisions	5	**477,842,496**	*471,061,155*
TOTAL CAPITAL AND LIABILITIES		**6,748,217,143**	*6,192,868,956*
ASSETS			
Cash and balances with Reserve Bank of India	6	**193,062,020**	*207,281,806*
Balances with banks and money at call and short notice	7	**300,646,550**	*204,281,077*
Investments	8	**2,556,666,786**	*2,398,640,912*
Advances	9	**3,299,741,265**	*2,921,254,179*
Fixed assets	10	**54,734,587**	*54,319,822*
Other assets	11	**343,365,935**	*407,091,160*
TOTAL ASSETS		**6,748,217,143**	*6,192,868,956*
Contingent liabilities	12	**9,139,712,204**	*10,375,591,283*
Bills for collection		**124,534,781**	*76,129,947*
Significant accounting policies and notes to accounts	17 & 18		

The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO. LLP
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 26, 2013

SANDEEP BATRA
Group Compliance Officer &
Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

consolidated profit and loss account

for the year ended March 31, 2013 **(₹ in '000s)**

		Schedule	Year ended 31.03.2013	*Year ended 31.03.2012*
I.	**INCOME**			
	Interest earned	13	**448,845,894**	*379,948,587*
	Other income	14	**293,198,074**	*286,634,177*
	TOTAL INCOME		**742,043,968**	*666,582,764*
II.	**EXPENDITURE**			
	Interest expended	15	**282,854,093**	*250,132,455*
	Operating expenses	16	**302,070,495**	*295,520,458*
	Provisions and contingencies (refer note 18.7)		**55,820,531**	*41,553,508*
	TOTAL EXPENDITURE		**640,745,119**	*587,206,421*
III.	**PROFIT/(LOSS)**			
	Net profit for the year		**101,298,849**	*79,376,343*
	Less: Minority interest		**5,262,724**	*2,946,988*
	Net profit after minority interest		**96,036,125**	*76,429,355*
	Profit/(loss) brought forward		**68,048,685**	*40,077,613*
	TOTAL PROFIT/(LOSS)		**164,084,810**	*116,506,968*
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**20,820,000**	*16,170,000*
	Transfer to Reserve Fund		**27,775**	*10,665*
	Transfer to Capital Reserve		**330,000**	*380,000*
	Transfer to/(from) Investment Reserve Account		**—**	*—*
	Transfer to Special Reserve		**8,041,000**	*7,020,000*
	Transfer to Revenue and other reserves		**4,556,213**	*1,877,920*
	Dividend (including corporate dividend tax) for the previous year paid during the year		**2,491**	*4,284*
	Proposed equity share dividend		**23,072,271**	*19,020,400*
	Proposed preference share dividend		**35**	*35*
	Corporate dividend tax		**3,940,400**	*3,257,185*
	Balance carried over to balance sheet		**103,294,625**	*68,766,479*
	TOTAL		**164,084,810**	*116,506,968*
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		**83.29**	*66.33*
	Diluted (₹)		**82.84**	*66.06*
Face value per share (₹)			**10.00**	*10.00*

The schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO. LLP
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

Place : Mumbai
Date : April 26, 2013

consolidated cash flow statement

ICICI Bank **for the year ended March 31, 2013** **(₹ in '000s)**

Particulars		Year ended 31.03.2013	Year ended 31.03.2012
Cash flow from operating activities			
Profit before taxes		130,904,932	103,919,499
Adjustments for :			
Depreciation and amortisation		7,309,535	7,546,097
Net (appreciation)/depreciation on investments		4,964,954	7,773,019
Provision in respect of non-performing assets		15,513,824	10,510,044
Prudential provision on standard assets		1,349,872	279,057
Provision for contingencies & others		2,370,283	2,100,543
(Profit)/loss on sale of fixed assets		(339,276)	37,180
Employee stock options grants		98,647	93,240
		162,172,771	132,258,679
Adjustments for :			
(Increase)/decrease in investments		53,888,779	(126,076,483)
(Increase)/decrease in advances		(394,857,560)	(335,829,069)
Increase/(decrease) in deposits		328,200,621	228,444,687
(Increase)/decrease in other assets		19,276,308	(24,703,198)
Increase/(decrease) in other liabilities and provisions		43,960,881	83,850,256
		50,469,029	(174,313,807)
Refund/(payment) of direct taxes		(37,702,018)	(26,082,984)
Net cash flow from/(used in) operating activities	(A)	174,939,782	(68,138,112)
Cash flow from investing activities			
Purchase of fixed assets		(6,249,292)	(6,054,398)
Proceeds from sale of fixed assets		700,038	180,758
(Purchase)/sale of held to maturity securities		(185,928,901)	(206,755,330)
Net cash used in investing activities	(B)	(191,478,155)	(212,628,970)
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		447,515	591,128
Net proceeds/(repayment) of borrowings		114,579,019	312,815,320
Dividend and dividend tax paid		(22,194,629)	(19,013,434)
Net cash generated from financing activities	(C)	92,831,905	294,393,014
Effect of exchange fluctuation on translation reserve	(D)	5,852,155	4,084,332
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)		82,145,687	17,710,264
Cash and cash equivalents at the beginning of the year		411,562,883	393,852,619
Cash and cash equivalents at end of the year		493,708,570	411,562,883

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
Refer item no. 12 in schedule 17 significant accounting policies.
The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For S.R. BATLIBOI & CO. LLP
Firm's Registration no.: 301003E
Chartered Accountants

SHRAWAN JALAN
Partner
Membership no.: 102102

Place : Mumbai
Date : April 26, 2013

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer



forming part of the Consolidated Balance Sheet (₹ in '000s)

	At 31.03.2013	At 31.03.2012
SCHEDULE 1 - CAPITAL		
Authorised capital		
1,275,000,000 equity shares of ₹ 10 each (March 31, 2012: 1,275,000,000 equity shares of ₹ 10 each)	**12,750,000**	*12,750,000*
15,000,000 shares of ₹ 100 each (March 31, 2012: 15,000,000 shares of ₹ 100 each)[1]	**1,500,000**	*1,500,000*
350 preference shares of ₹ 10 million each (March 31, 2012: 350 preference shares of ₹ 10 million each)[2]	**3,500,000**	*3,500,000*
Equity share capital		
Issued, subscribed and paid-up capital		
1,152,714,442 equity shares of ₹ 10 each (March 31, 2012: 1,151,772,372 equity shares)	**11,527,144**	*11,517,723*
Add: 867,273 equity shares of ₹ 10 each (March 31, 2012: 942,070 equity shares) issued pursuant to exercise of employee stock options	**8,673**	*9,421*
	11,535,817	*11,527,144*
Less: Calls unpaid	**(225)**	*(231)*
Add: 111,603 equity shares of ₹ 10 each forfeited (March 31, 2012: 111,603 equity shares)	**770**	*770*
TOTAL CAPITAL	**11,536,362**	*11,527,683*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.
2. Pursuant to RBI circular no. DBOD.BP.BC No.81/21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4- "Borrowings".

	At 31.03.2013	At 31.03.2012
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**89,916,519**	*73,746,519*
Additions during the year	**20,820,000**	*16,170,000*
Deductions during the year	—	—
Closing balance	**110,736,519**	*89,916,519*
II. Special reserve		
Opening balance	**40,571,700**	*33,551,700*
Additions during the year	**8,041,000**	*7,020,000*
Deductions during the year	—	—
Closing balance	**48,612,700**	*40,571,700*
III. Securities premium		
Opening balance	**313,975,852**	*313,321,891*
Additions during the year[1]	**516,502**	*653,961*
Deductions during the year	—	—
Closing balance	**314,492,354**	*313,975,852*
IV. Investment reserve account		
Opening balance	—	—
Additions during the year	—	—
Deductions during the year	—	—
Closing balance	—	—
V. Unrealised investment reserve[2]		
Opening balance	**85,451**	*(1,537,717)*
Additions during the year	**12,400**	*1,749,967*
Deductions during the year	**61,611**	*126,799*
Closing balance	**36,240**	*85,451*

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
VI. Capital reserve		
Opening balance	**22,087,857**	*21,707,857*
Additions during the year[3]	**330,000**	*380,000*
Deductions during the year	**—**	*—*
Closing balance[4]	**22,417,857**	*22,087,857*
VII. Foreign currency translation reserve		
Opening balance	**10,402,534**	*6,345,887*
Additions during the year	**5,852,155**	*10,995,811*
Deductions during the year	**—**	*6,939,164*
Closing balance	**16,254,689**	*10,402,534*
VIII. Reserve fund		
Opening balance	**21,944**	*11,279*
Additions during the year[5]	**27,775**	*10,665*
Deductions during the year	**—**	*—*
Closing balance	**49,719**	*21,944*
IX. Revenue and other reserves		
Opening balance	**56,102,881**	*54,278,794*
Additions during the year[6]	**6,166,874**	*3,331,588*
Deductions during the year	**2,121,525**	1,507,501
Closing balance[7,8]	**60,148,230**	*56,102,881*
X. Balance in profit and loss account	**103,294,625**	68,766,479
Addition/(deductions): Adjustments[9]	**—**	*(717,794)*
Balance in profit and loss account	**103,294,625**	*68,048,685*
TOTAL RESERVES AND SURPLUS	**676,042,933**	*601,213,423*

1. Includes ₹ 435.1 million (March 31, 2012: ₹ 471.9 million) on exercise of employee stock options.
2. Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.
3. Includes appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.
4. Includes capital reserve on consolidation amounting to ₹ 82.2 million (March 31, 2012: ₹ 82.2 million).
5. Includes appropriations made to Reserve Fund and Investment Fund Account in accordance with regulations applicable to Sri Lanka branch.
6. At March 31, 2012 includes:
 a) ₹ 50.4 million transferred in terms of RBI circular no. DBOD.No.BP.BC.26/21.04.048/2008-09 dated July 30, 2008, on Agricultural Debt Waiver and Debt Relief Scheme, 2008.
 b) Outstanding unreconciled credit balance of individual value less than US$ 2,500 or equivalent lying in nostro accounts appropriated in terms of RBI circular no. DBOD.BP.BC.No. 133/21.04.018/2008-09 dated May 11, 2009.
7. Includes unrealised profit/(loss), net of tax, of ₹ (882.9) million [March 31, 2012: ₹ (2,037.9) million] pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
8. Includes restricted reserve of ₹ 2,453.0 million (March 31, 2012: ₹ 4,753.8 million) primarily relating to lapsed contracts of the life insurance subsidiary.
9. Represents the impact on account of transition of the financial statements of ICICI Bank Canada from Canadian GAAP to International Financial Reporting Standards (IFRS).

forming part of the Consolidated Balance Sheet *(Contd.)*

(₹ in '000s)

	At 31.03.2013	At 31.03.2012
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	14,277,247	13,582,218
Subsequent increase/(decrease)	2,780,348	695,029
CLOSING MINORITY INTEREST	17,057,595	14,277,247
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	20,192,733	19,679,064
ii) From others	359,512,610	339,015,263
II. Savings bank deposits	921,659,854	829,071,333
III. Term deposits		
i) From banks	117,888,455	98,704,681
ii) From others	1,728,451,705	1,533,034,395
TOTAL DEPOSITS	3,147,705,357	2,819,504,736
B. I. Deposits of branches in India	2,743,209,597	2,416,126,468
II. Deposits of branches/subsidiaries outside India	404,495,760	403,378,268
TOTAL DEPOSITS	3,147,705,357	2,819,504,736
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	171,688,500	183,985,000
ii) Other banks	55,276,764	45,759,565
iii) Other institutions and agencies		
a) Government of India	—	52,813
b) Financial institutions/others	96,037,351	85,884,260
iv) Borrowings in the form of		
a) Deposits	3,815,378	5,945,563
b) Commercial paper	6,093,554	13,033,986
c) Bonds and debentures (excluding subordinated debt)	39,645,665	14,030,626
v) Application money-bonds	—	—
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	13,010,000	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	98,174,210	98,181,421
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	223,261,041	206,416,361
TOTAL BORROWINGS IN INDIA	710,502,463	669,799,595
II. Borrowings outside India		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	18,413,008	17,244,895
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	53,348,947	49,944,301
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	12,224,275	12,271,840
ii) Bonds and notes	315,107,768	342,264,313
iii) Other borrowings[1]	619,285,733	521,441,274
TOTAL BORROWINGS OUTSIDE INDIA	1,018,379,731	943,166,623
TOTAL BORROWINGS	1,728,882,194	1,612,966,218

1. Includes borrowings guaranteed by Government of India for the equivalent of ₹ 15,815.0 million (March 31, 2012: ₹ 16,538.1 million).
2. Secured borrowings in I and II above amount to ₹ 106,283.5 million (March 31, 2012: ₹ 77,175.5 million) except borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility with RBI.

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**43,210,852**	*37,974,191*
II. Inter-office adjustments (net)	**1,347,187**	*3,076,441*
III. Interest accrued	**32,556,410**	*34,553,656*
IV. Sundry creditors	**164,667,776**	*111,053,333*
V. Provision for standard assets	**19,095,238**	*17,529,163*
VI. Others[1,2]	**216,965,033**	*266,874,371*
TOTAL OTHER LIABILITIES AND PROVISIONS	**477,842,496**	*471,061,155*

1. Includes:
 a) Proposed dividend amounting to ₹ 23,072.3 million (March 31, 2012: ₹ 19,020.4 million).
 b) Corporate dividend tax payable amounting to ₹ 3,308.7 million (March 31, 2012: ₹ 2,524.3 million).
2. The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross negative MTM of the Bank amounting to ₹ 108,263.2 million has been included in Other liabilities. Consequent to the change, Other liabilities have increased by ₹ 150,954.8 million at March 31, 2012.

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**49,292,687**	*49,362,026*
II. Balances with Reserve Bank of India in current accounts	**143,769,333**	*157,919,780*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**193,062,020**	*207,281,806*

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) in current accounts	**4,294,956**	*3,901,946*
b) in other deposit accounts	**63,975,193**	*56,200,514*
ii) Money at call and short notice		
a) with banks	**53,000,000**	*5,087,500*
b) with other institutions	**1,944,203**	*7,231,647*
TOTAL	**123,214,352**	*72,421,607*
II. Outside India		
i) in current accounts	**55,358,220**	*25,520,589*
ii) in other deposit accounts	**87,295,053**	*35,288,381*
iii) Money at call and short notice	**34,778,925**	*71,050,500*
TOTAL	**177,432,198**	*131,859,470*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**300,646,550**	*204,281,077*

forming part of the Consolidated Balance Sheet *(Contd.)*

(₹ in '000s)

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 8 - INVESTMENTS		
I. Investments in India (net of provisions)		
i) Government securities	**1,097,604,436**	*993,524,949*
ii) Other approved securities	—	*4,250*
iii) Shares (includes equity and preference shares)[1]	**51,197,259**	*41,536,762*
iv) Debentures and bonds	**264,433,133**	*254,442,730*
v) Assets held to cover linked liabilities of life insurance business	**575,208,274**	*578,173,746*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	**472,423,718**	*410,125,260*
TOTAL INVESTMENTS IN INDIA	**2,460,866,820**	*2,277,807,697*
II. Investments outside India (net of provisions)		
i) Government securities	**48,086,185**	*67,140,077*
ii) Others (equity shares, bonds and certificate of deposits)	**47,713,781**	*53,693,138*
TOTAL INVESTMENTS OUTSIDE INDIA	**95,799,966**	*120,833,215*
TOTAL INVESTMENTS	**2,556,666,786**	*2,398,640,912*
A. Investments in India		
Gross value of investments[2]	**2,485,525,836**	*2,305,164,599*
Less: Aggregate of provision/depreciation/(appreciation)	**24,659,016**	*27,356,902*
Net investments	**2,460,866,820**	*2,277,807,697*
B. Investments outside India		
Gross value of investments	**95,528,312**	*123,846,674*
Less: Aggregate of provision/depreciation/(appreciation)	**(271,654)**	*3,013,459*
Net investments	**95,799,966**	*120,833,215*
TOTAL INVESTMENTS	**2,556,666,786**	*2,398,640,912*

1. Includes acquisition cost of investment in associates amounting to ₹ 1,443.5 million (March 31, 2012: ₹ 494.9 million).
2. Includes appreciation amounting to ₹ 39,321.6 million (appreciation at March 31, 2012: ₹ 27,322.5 million) on investments held to cover linked liabilities of life insurance business.

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 9 - ADVANCES (net of provisions)		
A. i) Bills purchased and discounted	**69,689,970**	*59,774,883*
ii) Cash credits, overdrafts and loans repayable on demand	**455,660,112**	*339,590,153*
iii) Term loans	**2,774,391,183**	*2,521,889,143*
TOTAL ADVANCES	**3,299,741,265**	*2,921,254,179*
B. i) Secured by tangible assets [includes advances against book debts]	**2,777,704,336**	*2,426,141,317*
ii) Covered by bank/government guarantees	**22,221,201**	*13,869,020*
iii) Unsecured	**499,815,728**	*481,243,842*
TOTAL ADVANCES	**3,299,741,265**	*2,921,254,179*
C. I. Advances in India		
i) Priority sector	**593,479,333**	*592,856,433*
ii) Public sector	**13,438,496**	*11,968,345*
iii) Banks	**187,857**	*154,618*
iv) Others	**1,613,882,876**	*1,290,662,186*
TOTAL ADVANCES IN INDIA	**2,220,988,562**	*1,895,641,582*
II. Advances outside India		
i) Due from banks	**17,492,429**	*27,655,594*
ii) Due from others		
a) Bills purchased and discounted	**21,068,811**	*6,357,136*
b) Syndicated and term loans	**885,757,203**	*845,174,352*
c) Others	**154,434,260**	*146,425,515*
TOTAL ADVANCES OUTSIDE INDIA	**1,078,752,703**	*1,025,612,597*
TOTAL ADVANCES	**3,299,741,265**	*2,921,254,179*

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	46,967,168	*45,902,791*
Additions during the year	1,710,528	*1,656,184*
Deductions during the year	(1,497,657)	*(591,807)*
Depreciation to date[1]	(9,896,489)	*(9,383,551)*
Net block	37,283,550	*37,583,617*
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	45,135,661	*41,441,024*
Additions during the year	5,449,314	*4,441,598*
Deductions during the year	(2,933,551)	*(746,961)*
Depreciation to date[2]	(32,548,701)	*(30,793,785)*
Net block	15,102,723	*14,341,876*
III. Assets given on Lease		
At cost at March 31 of preceding year	17,509,544	*17,510,087*
Additions during the year	—	—
Deductions during the year	—	*(543)*
Depreciation to date, accumulated lease adjustment and provisions[3]	(15,161,230)	*(15,115,215)*
Net block	2,348,314	*2,394,329*
TOTAL FIXED ASSETS	54,734,587	*54,319,822*

1. Includes depreciation charge amounting to ₹ 1,638.8 million for FY2013 (FY2012: ₹ 1,863.0 million).
2. Includes depreciation charge amounting to ₹ 4,590.9 million for FY2013 (FY2012: ₹ 4,550.2 million).
3. Includes depreciation charge/lease adjustment amounting to ₹ 328.2 million for FY2013 (FY2012: ₹ 422.6 million).

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	—	—
II. Interest accrued	55,093,457	*53,644,915*
III. Tax paid in advance/tax deducted at source (net)	41,873,082	*38,176,875*
IV. Stationery and stamps	10,045	*10,308*
V. Non-banking assets acquired in satisfaction of claims[1]	576,833	*600,575*
VI. Advance for capital assets	1,358,102	*1,494,098*
VII. Deposits	12,256,273	*12,144,123*
VIII. Deferred tax asset (net)	26,805,959	*28,033,693*
IX. Others[2,3]	205,392,184	*272,986,573*
TOTAL OTHER ASSETS	343,365,935	*407,091,160*

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2. Includes goodwill on consolidation amounting to ₹ 1,432.3 million (March 31, 2012: ₹ 1,432.3 million).
3. The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM of the Bank amounting to ₹ 113,239.6 million has been included in Other assets. Consequent to the change, Other assets have increased by ₹ 150,954.8 million at March 31, 2012.

	At 31.03.2013	*At 31.03.2012*
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	53,721,418	*34,360,751*
II. Liability for partly paid investments	128,050	*128,050*
III. Liability on account of outstanding forward exchange contracts[1]	2,984,263,552	*3,672,103,795*
IV. Guarantees given on behalf of constituents		
a) In India	718,450,966	*721,472,153*
b) Outside India	235,173,947	*243,307,639*
V. Acceptances, endorsements and other obligations	623,110,066	*569,297,814*
VI. Currency swaps[1]	563,086,874	*629,205,403*
VII. Interest rate swaps, currency options and interest rate futures[1]	3,924,345,424	*4,441,277,345*
VIII. Other items for which the Group is contingently liable	37,431,907	*64,438,333*
TOTAL CONTINGENT LIABILITIES	9,139,712,204	*10,375,591,283*

1. Represents notional amount.

forming part of the Consolidated Profit and Loss Account (₹ in '000s)

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**295,624,597**	*246,201,222*
II. Income on investments	**133,188,599**	*113,762,938*
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**7,566,271**	*7,005,946*
IV. Others[1,2]	**12,466,427**	*12,978,481*
TOTAL INTEREST EARNED	**448,845,894**	*379,948,587*

1. Includes interest on income tax refunds amounting to ₹ 2,704.0 million (March 31, 2012: ₹ 846.4 million).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**62,767,457**	*63,154,629*
II. Profit/(Loss) on sale of investments (net)	**10,291,501**	*6,510,262*
III. Profit/(Loss) on revaluation of investments (net)	**(1,148,007)**	*(3,776,816)*
IV. Profit/(Loss) on sale of land, buildings and other assets (net)[1]	**339,276**	*(37,180)*
V. Profit/(Loss) on exchange transactions (net)	**14,850,316**	*14,174,661*
VI. Premium and other operating income from insurance business	**203,944,026**	*204,877,907*
VII. Miscellaneous income (including lease income)[2]	**2,153,505**	*1,730,714*
TOTAL OTHER INCOME	**293,198,074**	*286,634,177*

1. Includes profit/(loss) on sale of assets given on lease.
2. Includes share of profit/(loss) from associates.

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**175,836,375**	*152,730,907*
II. Interest on Reserve Bank of India/inter-bank borrowings	**23,598,608**	*19,575,112*
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**83,419,110**	*77,826,436*
TOTAL INTEREST EXPENDED	**282,854,093**	*250,132,455*

	Year ended 31.03.2013	*Year ended 31.03.2012*
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**56,290,867**	*51,012,713*
II. Rent, taxes and lighting	**9,975,234**	*9,413,874*
III. Printing and stationery	**1,505,995**	*1,407,335*
IV. Advertisement and publicity	**5,544,774**	*4,264,149*
V. Depreciation on property	**5,926,565**	*6,291,795*
VI. Depreciation (including lease equalisation) on leased assets	**328,220**	*422,579*
VII. Directors' fees, allowances and expenses	**41,630**	*36,126*
VIII. Auditors' fees and expenses	**167,191**	*159,975*
IX. Law charges	**1,222,079**	*842,420*
X. Postages, telegrams, telephones, etc.	**3,211,547**	*2,881,332*
XI. Repairs and maintenance	**7,756,885**	*6,705,334*
XII. Insurance	**2,080,482**	*2,131,595*
XIII. Direct marketing agency expenses	**3,992,592**	*2,573,896*
XIV. Claims and benefits paid pertaining to insurance business	**43,170,439**	*39,449,052*
XV. Other expenses pertaining to insurance business	**130,346,902**	*139,805,254*
XVI. Other expenditure	**30,509,093**	*28,123,029*
TOTAL OPERATING EXPENSES	**302,070,495**	*295,520,458*



SCHEDULE 17

Significant accounting policies

OVERVIEW

ICICI Bank Limited, together with its subsidiaries, joint ventures and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Investments in entities where the Bank, has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%

forming part of the Consolidated Accounts *(Contd.)*

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited[1]	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	73.85%
15.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	73.37%
16.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
17.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
18.	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per AS 21	Venture capital fund	92.12%
19.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
20.	ICICI Emerging Sectors Fund	India	Consolidated as per AS 21	Venture capital fund	99.31%
21.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
22.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
23.	ICICI Venture Value Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	54.35%
24.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
25.	TCW/ICICI Investment Partners Limited[2]	Mauritius	Jointly controlled entity	Asset management	50.00%
26.	Rainbow Fund[3]	India	Associate	Unregistered venture capital fund	23.98%
27.	FINO PayTech Limited (Formerly known as Financial Inclusion Network & Operations Limited)[3]	India	Associate	Support services for financial inclusion	27.25%
28.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
29.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking and finance	18.79%
30.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant servicing	19.00%
31.	Mewar Aanchalik Gramin Bank[3]	India	Associate	Banking	35.00%
32.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	31.00%

1. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
2. The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on 'Financial Reporting of Interests in Joint Ventures'. The entity is in the process of liquidation.
3. These entities have been accounted as per the equity method as prescribed by AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

The financial statements of Comm Trade Services Limited have not been consolidated under AS 21, since the investment is temporary in nature. Investment in 3i Infotech Limited (3i Infotech) in which the Group holds 26.74% equity shares has not been accounted as per equity method under AS 23 at March 31, 2013 based on the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors and the Group's intention to reduce the stake in 3i Infotech below 20.00% in the near future.



SIGNIFICANT ACCOUNTING POLICIES

1. Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items are translated as follows:

- For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.
- For integral foreign operations, at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.
- For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued, based on the forward exchange rates implied by the swap curves for respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

2. Revenue recognition

- Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB.
- Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 on 'leases' issued by ICAI.
- Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.
- Dividend income is accounted on an accrual basis when the right to receive the dividend is established.
- Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.
- Project appraisal/structuring fee is accounted for on the completion of the agreed service.
- Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
- Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
- All other fees are accounted for as and when they become due.
- The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.
- Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.
- Life insurance premium is recognised as income when due. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognised when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. are recovered from the linked fund in accordance with the terms and conditions of the policy and are recognised when due.

forming part of the Consolidated Accounts *(Contd.)*

- In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.
- In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.
- In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a business segment level.

3. **Stock based compensation**

The following entities within the group have granted stock options to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited

The Employees Stock Option Scheme (the Scheme) provides for grant of option on equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4. **Income taxes**

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5. **Claims and benefits paid**

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs

such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

In the case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Survival benefit and maturity claims are accounted when due. Withdrawals and surrenders under linked policies are accounted in the respective schemes when the associated units are cancelled/redeemed. Re-insurance recoveries on claims are accounted for, in the same period as the related claims.

6. Liability for life policies in force

In the case of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India.

7. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50.00% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100.00% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8. Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The greater of liability calculated using discounted cash flows and unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and attached riders. An unearned premium reserve is held for one year renewable group term insurance.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date. The adequacy of charges under unit linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit linked products that carry a guarantee. The units held in respect of lapsed policies are divided into a revival reserve, which contributes to liabilities, and a fund for future appropriation, which contributes to regulatory capital.

The interest rates used for valuing the liabilities are in the range of 4.43% to 6.26% per annum (previous year – 4.93% to 6.02% per annum).

Mortality rates used are based on the published IALM (94 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.41% (previous year – 5.20%).

9. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10. Staff retirement benefits

Gratuity

The Group pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in the case of employees at the overseas locations as per the rules in force in the respective countries.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to a superannuation fund for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by it along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Group provides for leave encashment benefit, which is a long-term benefit scheme, based on actuarial valuation conducted by an independent actuary.

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13. Investments

i) Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.

Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others

a) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

b) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

 The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

 Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at ₹ 1 as per RBI guidelines.

 Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.

c) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

d) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for sale' and 'Held for Trading' categories is recognised in the profit and loss account.

e) Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

f) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/ sale of instruments) on debt instruments is treated as a revenue item.

g) At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value, obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

h) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

ii) The Bank's consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other

than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii) The Bank's primary dealership and securities broking subsidiaries classifies the securities held with the intention of holding for short-term and trading as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

v) The Bank's overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'Available for Sale' category directly in their reserves. Further, in the case of the Bank's United Kingdom and Canadian banking subsidiaries, unrealised gain/loss on investment in 'Held for Trading' category is accounted directly in the profit and loss account.

vi) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities and redeemable preference shares are considered as 'Held to Maturity' and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount in the profit or loss account over the period of maturity/holding on a straight line basis.
b. Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) [in case of securities not listed on NSE, the last quoted closing price on the Bombay Stock Exchange (BSE) is used].
c. Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities and non-convertible preference shares are considered as 'Held to Maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.
b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on NSE or BSE.
c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.
d. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

The general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/ profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 15.75% of the total investments at March 31, 2013.

14. Provisions/write-offs on loans and other credit facilities

i) Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a) All credit exposures, including loans and advances at the overseas branches and overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are identified as NPAs at a borrower level. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b) Provision on loan and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by Banks.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c) Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25.00% of the rates applicable to exposures exceeding 180 days. The indirect exposures may be reckoned at 50.00% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1.00% of the total funded assets, no provision is required on such country exposure.

ii) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii) In the case of the Bank's overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 10.66% of the total loans at March 31, 2013.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

In accordance with the RBI guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by RBI guidelines. The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages.

ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised in the book of accounts and the amounts received through securitisation are recognised as "Other borrowings".

16. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

17. Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the Bank's United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18. Impairment of assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

20. Earnings per share

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share issued by ICAI.

Basic Earnings Per Share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.



SCHEDULE 18
NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2013	*Year ended March 31, 2012*
Basic		
Weighted average no. of equity shares outstanding	**1,153,066,422**	*1,152,338,322*
Net profit	**96,036.1**	*76,429.2*
Basic earnings per share (₹)	**83.29**	*66.33*
Diluted		
Weighted average no. of equity shares outstanding	**1,157,455,610**	*1,155,591,617*
Net profit	**95,886.2**	*76,338.7*
Diluted earnings per share (₹)	**82.84**	*66.06*
Nominal value per share (₹)	**10.00**	*10.00*

The dilutive impact is mainly due to options granted to employees by the Group.

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited (formerly known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund, ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank, India Infradebt Limited[1].

1. This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal, Mr. Sanjiv Sabharwal.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2013. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2013, the Group received insurance premium from associates/other related entities amounting to ₹ 25.2 million (March 31, 2012: ₹ 17.8 million), from key management personnel of the Bank amounting to ₹ 1.3 million (March 31, 2012: ₹ 1.1 million) and from relatives of key management personnel amounting to ₹ 0.3 million (March 31, 2012: ₹ 0.1 million). The material transaction for the year ended March 31, 2013 was with FINO PayTech Limited amounting to ₹ 20.5 million (March 31, 2012: ₹ 15.1 million).

forming part of the Consolidated Accounts *(Contd.)*

During the year ended March 31, 2013, the Group paid insurance claims to associates/other related entities amounting to ₹ 0.12 million (March 31, 2012: ₹ 0.4 million). The material transactions for the year ended March 31, 2013 were with I-Process Services (India) Private Limited amounting to ₹ 0.07 million (March 31, 2012: ₹ 0.4 million) and with FINO PayTech Limited amounting to ₹ 0.05 million (March 31, 2012: Nil).

Fees, commission and other income

During the year ended March 31, 2013, the Group received fees from its associates/other related entities amounting to ₹ 13.9 million (March 31, 2012: ₹ 21.8 million), from key management personnel of the Bank amounting to ₹ 0.3 million (March 31, 2012: ₹ 0.3 million) and from relatives of key management personnel of the Bank amounting to ₹ 0.1 million (March 31, 2012: Nil). The material transaction for the year ended March 31, 2013 was with ICICI Merchant Services Private Limited amounting to ₹ 13.1 million (March 31, 2012: ₹ 18.7 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2013, the Group recovered from its associates/other related entities an amount of ₹ 167.8 million (March 31, 2012: ₹ 38.4 million) and from key management personnel of the Bank an amount of ₹ 0.1 million (March 31, 2012: Nil) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to ₹ 147.9 million (March 31, 2012: ₹ 38.4 million) and with FINO PayTech Limited amounting to ₹ 19.9 million (March 31, 2012: Nil).

Secondment of employees

During the year ended March 31, 2013, the Group recovered towards deputation of employees from I-Process Services (India) Private Limited amounting to ₹ 6.6 million (March 31, 2012: ₹ 7.0 million).

Brokerage, fees and other expenses

During the year ended March 31, 2013, the Group paid brokerage/fees and other expenses to its associates/ other related entities amounting to ₹ 3,357.3 million (March 31, 2012: ₹ 2,551.8 million). The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to ₹ 1,305.2 million (March 31, 2012: ₹ 953.9 million), I-Process Services (India) Private Limited amounting to ₹ 1,045.2 million (March 31, 2012: ₹ 606.5 million) and with FINO PayTech Limited amounting to ₹ 962.6 million (March 31, 2012: ₹ 978.3 million).

Purchase of investments

During the year ended March 31, 2013, the Group invested in the equity shares of India Infradebt Limited amounting to ₹ 930.0 million (March 31, 2012: Nil), applied for equity shares of Mewar Aanchalik Gramin Bank amounting to ₹ 18.6 million (March 31, 2012: Nil) and invested in equity warrants of FINO PayTech Limited amounting to Nil (March 31, 2012: ₹ 40.0 million).

Sale of investments

During the year ended March 31, 2013, the Group sold certain investments to Mewar Aanchalik Gramin Bank amounting to Nil (March 31, 2012: ₹ 48.7 million).

Interest expenses

During the year ended March 31, 2013, the Group paid interest to its associates/other related entities amounting to ₹ 265.1 million (March 31, 2012: ₹ 156.6 million), to its key management personnel amounting to ₹ 2.9 million (March 31, 2012: ₹ 2.0 million) and to relatives of key management personnel amounting to ₹ 1.7 million (March 31, 2012: ₹ 1.1 million). The material transactions for the year ended March 31, 2013 were with Mewar Aanchalik Gramin Bank amounting to ₹ 162.4 million (March 31, 2012: ₹ 128.9 million), India Infradebt Limited amounting to ₹ 84.5 million (March 31, 2012: Nil) and with ICICI Merchant Services Private Limited amounting to ₹ 7.6 million (March 31, 2012: ₹ 17.0 million).

Interest income

During the year ended March 31, 2013, the Group received interest from its associates/other related entities amounting to ₹ 97.7 million (March 31, 2012: ₹ 51.6 million), from its key management personnel amounting to ₹ 0.4 million (March 31, 2012: ₹ 0.5 million) and from relatives of key management personnel amounting to ₹ 0.7 million (March 31, 2012: ₹ 0.7 million). The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to ₹ 47.5 million (March 31, 2012: ₹ 48.0 million) and with Mewar Aanchalik Gramin Bank amounting to ₹ 47.2 million (March 31, 2012: Nil).



Dividend paid

During the year ended March 31, 2013, the Bank paid dividend to its key management personnel amounting to ₹ 6.7 million (March 31, 2012: ₹ 4.5 million). The dividend paid during the year ended March 31, 2013 to Ms. Chanda Kochhar was ₹ 5.1 million (March 31, 2012: ₹ 3.8 million), to Mr. N. S. Kannan was ₹ 1.2 million (March 31, 2012: ₹ 0.7 million) and to Mr. K. Ramkumar was ₹ 0.4 million (March 31, 2012: Nil).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2013 was ₹ 154.9 million (March 31, 2012: ₹ 111.3 million). The remuneration paid for the year ended March 31, 2013 to Ms. Chanda Kochhar was ₹ 54.2 million (March 31, 2012: ₹ 37.7 million), to Mr. N. S. Kannan was ₹ 32.2 million (March 31, 2012: ₹ 25.0 million), to Mr. K. Ramkumar was ₹ 42.7 million (March 31, 2012: ₹ 25.4 million) and to Mr. Rajiv Sabharwal was ₹ 25.8 million (March 31, 2012: ₹ 23.2 million).

Sale of fixed assets

During the year ended March 31, 2013, the Bank sold fixed assets to its key management personnel amounting to ₹ 0.7 million (March 31, 2012: Nil). The material transaction for the year ended March 31, 2013 was with Mr. K. Ramkumar amounting to ₹ 0.7 million (March 31, 2012: Nil).

Donation

During the year ended March 31, 2013, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 104.0 million (March 31, 2012: ₹ 259.0 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.

₹ in million

Items	At March 31, 2013	*At March 31, 2012*
Deposits with the Group	**5,084.8**	*2,011.1*
Advances	**305.5**	*1,004.8*
Investments of the Group in related parties	**1,903.6**	*955.0*
Investments of related parties in the Group	**15.0**	*15.0*
Payables	**1,279.2**	*264.7*
Guarantees issued by the Group	**0.1**	*0.1*

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:

₹ in million, except number of shares

Items	At March 31, 2013	*At March 31, 2012*
Deposits	**60.5**	*41.0*
Advances	**5.7**	*9.2*
Investments	**4.1**	*4.1*
Employee Stock Options Outstanding (Numbers)	**3,172,500**	*2,701,500*
Employee Stock Options Exercised[1]	**0.5**	*0.9*

1. During the year ended March 31, 2013, 54,000 employee stock options were exercised by the key management personnel of the Bank (March 31, 2012: 86,500), which have been reported at face value.

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	At March 31, 2013	*At March 31, 2012*
Deposits	**23.6**	*19.8*
Advances	**6.9**	*7.4*

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

₹ in million

Items	Year ended March 31, 2013	*Year ended March 31, 2012*
Deposits	**74.3**	*64.0*
Advances	**10.4**	*10.7*
Investments	**4.1**	*4.1*

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	Year ended March 31, 2013	*Year ended March 31, 2012*
Deposits	**44.6**	*29.3*
Advances	**7.9**	*9.2*

3. Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of ICICI Bank's options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of ₹ 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 21.0 million was recognised during the year ended March 31, 2013 (March 31, 2012: ₹ 21.0 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2013 would have been higher by ₹ 1,865.9 million and proforma profit after tax would have been ₹ 81.39 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 70.58 and ₹ 70.32 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2013 are given below.

Risk-free interest rate	7.99% to 8.87%
Expected life	6.35 years
Expected volatility	48.99% to 49.55%
Expected dividend yield	1.52% to 1.96%

The weighted average fair value of options granted during the year ended March 31, 2013 is ₹ 434.91 per option (March 31, 2012: ₹ 592.52).

A summary of the status of the Bank's stock option plan is given below.

₹, except number of options

	Stock options outstanding			
	Year ended March 31, 2013		*Year ended March 31, 2012*	
Particulars	**Number of options**	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**23,199,545**	**846.94**	*20,529,387*	*779.72*
Add: Granted during the year	**4,450,200**	**844.53**	*4,060,600*	*1,104.82*
Less: Lapsed during the year, net of re-issuance	**802,019**	**929.35**	*448,372*	*798.77*
Less: Exercised during the year	**867,273**	**511.63**	*942,070*	*510.94*
Outstanding at the end of the year	**25,980,453**	**855.18**	*23,199,545*	*846.94*
Options exercisable	**13,597,383**	**793.57**	*12,019,655*	*745.26*

In terms of the Scheme, 25,980,453 options (March 31, 2012: 23,199,545 options) granted to eligible employees were outstanding at March 31, 2013.

A summary of stock options outstanding at March 31, 2013 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	12,675	132.05	0.07
300-599	5,229,338	470.26	3.35
600-999	16,827,750	917.10	6.66
1,000-1,399	3,910,690	1,105.80	8.06

A summary of stock options outstanding at March 31, 2012 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	28,925	132.05	1.07
300-599	6,048,620	471.10	4.35
600-999	13,122,000	942.79	6.80
1,000-1,399	4,000,000	1,106.03	9.04

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2013 was ₹ 1,000.21 (March 31, 2012: ₹ 922.76).

forming part of the Consolidated Accounts *(Contd.)*

ICICI Life:

ICICI Prudential Life Insurance Company has formulated various ESOS schemes, namely Founder I, Founder II, 2004-2005, 2005-2006, 2006-2007 and 2007-2008.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2013 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2013 would have been higher by ₹ 2.4 million (March 31, 2012: ₹ 34.3 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

₹, except number of options

	Stock options outstanding			
	Year ended March 31, 2013		*Year ended March 31, 2012*	
Particulars	**Number of shares**	**Weighted Average Exercise Price**	*Number of shares*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**12,778,898**	**211.43**	*13,565,154*	*210.87*
Add: Granted during the year	—	—	—	—
Less: Forfeited/lapsed during the year	**401,169**	**275.60**	*398,281*	*302.84*
Less: Exercised during the year	**90,125**	**70.00**	*387,975*	*94.00*
Outstanding at the end of the year	**12,287,604**	**210.60**	*12,778,898*	*211.43*
Options exercisable	**12,287,604**	**210.60**	*11,256,348*	*185.89*

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2013.

Range of exercise price (₹ per share)	**Number of shares arising out of options (Number of shares)**	**Weighted average exercise price (₹ per share)**	**Weighted average remaining contractual life (Number of years)**
30-400	12,287,604	210.60	4.10

ICICI General:

ICICI Lombard General Insurance Company has formulated various ESOS schemes for their employees. There is no compensation cost for the year ended March 31, 2013 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2013 would have been higher by ₹ 7.5 million (March 31, 2012: ₹ 167.2 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

₹, except number of options

	Stock options outstanding			
	Year ended March 31, 2013		*Year ended March 31, 2012*	
Particulars	**Number of shares**	**Weighted Average Exercise Price**	*Number of shares*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**12,449,262**	**99.33**	*13,644,522*	*98.72*
Add: Granted during the year	**—**	**—**	*722,900*	*109.00*
Less: Forfeited/lapsed during the year	**854,912**	**118.57**	*1,100,770*	*134.13*
Less: Exercised during the year	**496,426**	**43.68**	*817,390*	*47.23*
Outstanding at the end of the year	**11,097,924**	**91.05**	*12,449,262*	*99.33*
Options exercisable	**9,235,704**	**98.95**	*8,713,800*	*87.23*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2013.

Range of exercise price (₹ per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
35-200	11,097,924	91.05	6.78

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2013 would have been higher by ₹ 1,795.5 million (March 31, 2012: ₹ 1,891.9 million) and the proforma consolidated profit after tax would have been ₹ 94.24 billion (March 31, 2012: ₹ 74.54 billion). On a proforma basis, the Group's basic earnings per share would have been ₹ 81.73 (March 31, 2012: ₹ 64.68) and diluted earnings per share would have been ₹ 81.29 (March 31, 2012: ₹ 64.42).

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	**At March 31, 2013**	*At March 31, 2012*
At cost at March 31 of preceding year	**10,166.5**	*8,994.9*
Additions during the year	**2,092.9**	*1,206.3*
Deductions during the year	**(157.1)**	*(34.7)*
Depreciation to date	**(8,813.9)**	*(7,709.6)*
Net block	**3,288.4**	*2,456.9*

5. Assets on lease

Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

₹ in million

Particulars	**At March 31, 2013**	*At March 31, 2012*
Not later than one year	**732.3**	*916.9*
Later than one year and not later than five years	**1,940.1**	*2,359.0*
Later than five years	**165.9**	*487.5*
Total	**2,838.3**	3,763.4

forming part of the Consolidated Accounts *(Contd.)*

6. **Preference shares**

Certain government securities amounting to ₹ 2,749.9 million at March 31, 2013 (March 31, 2012: ₹ 2,578.1 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7. **Provisions and contingencies**

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2013	*Year ended March 31, 2012*
Provision for depreciation of investments	1,717.7	*1,173.7*
Provision towards non-performing and other assets	15,513.8	*10,510.0*
Provision towards income tax	33,701.4	*25,711.4*
Deferred tax adjustment	1,096.2	*1,717.2*
Provision towards wealth tax	71.2	*61.5*
Other provision and contingencies[1]	3,720.1	*2,379.7*
Total provisions and contingencies	**55,820.5**	*41,553.5*

1. Includes provision towards standard assets amounting to ₹ 1,349.9 million (March 31, 2012: ₹ 279.1 million)

8. **Staff retirement benefits**

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited for payment of pension to retired employees.

The following table sets forth the status of the defined benefit pension plan as per actuarial valuation by the independent actuary appointed by the Bank.

₹ in million

Particulars	Pension	
	Year ended March 31, 2013	*Year ended March 31, 2012*
Opening obligations	9,602.7	*8,842.9*
Service cost	250.6	*251.6*
Interest cost	793.7	*707.8*
Actuarial (gain)/loss	2,017.8	*2,329.8*
Liabilities extinguished on settlement	(1,960.1)	*(2,268.7)*
Benefits paid	(312.2)	*(260.7)*
Obligations at the end of the year	10,392.5	*9,602.7*
Opening plan assets, at fair value	9,379.5	*8,467.4*
Expected return on plan assets	728.5	*652.9*
Actuarial gain/(loss)	102.3	*51.7*
Assets distributed on settlement	(2,177.9)	*(2,413.5)*
Contributions	1,806.6	*2,881.7*
Benefits paid	(312.2)	*(260.7)*
Closing plan assets, at fair value	9,526.8	*9,379.5*
Fair value of plan assets at the end of the year	9,526.8	*9,379.5*
Present value of the defined benefit obligations at the end of the year	(10,392.5)	*(9,602.7)*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	—	—
Asset/(liability)	(865.7)	*(223.2)*



₹ in million

Particulars	Pension	
	Year ended March 31, 2013	*Year ended March 31, 2012*
Cost for the year		
Service cost	**250.6**	*251.6*
Interest cost	**793.7**	*707.8*
Expected return on plan assets	**(728.4)**	*(652.9)*
Actuarial (gain)/loss	**1,915.4**	*2,278.2*
Curtailments & settlements (gain)/loss	**217.8**	*144.8*
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**—**	*—*
Net cost	**2,449.1**	*2,729.5*
Actual Return on Plan Assets	**828.7**	*704.6*
Expected employer's contribution next year	**670.0**	*150.0*
Investment details of plan assets		
Insurer Managed Funds[1]	**77.74%**	*78.93%*
Government of India securities	**7.62%**	*8.59%*
Corporate Bonds	**9.31%**	*9.40%*
Others	**5.33%**	*3.08%*
Assumptions		
Interest rate	**8.00%**	*8.35%*
Salary escalation rate		
On Basic Pay	**1.50%**	*1.50%*
On Dearness Relief	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	**Year ended March 31, 2013**	*Year ended March 31, 2012*	*Year ended March 31, 2011*	*Year ended March 31, 2010*	*Year ended March 31, 2009*
Plan assets	**9,526.8**	*9,379.5*	*8,467.4*	*1,839.9*	*2,145.3*
Defined benefit obligations	**10,392.5**	*9,602.7*	*8,842.9*	*1,748.7*	*1,932.2*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**—**	*—*	*—*	*7.7*	*51.2*
Surplus/(deficit)	**(865.7)**	*(223.2)*	*(375.5)*	*83.5*	*161.9*
Experience adjustment on plan assets	**102.3**	*51.7*	*69.1*	*(130.7)*	*144.8*
Experience adjustment on plan liabilities	**1,525.2**	*2,692.3*	*689.7*	*196.9*	*6.6*

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Gratuity	
	Year ended March 31, 2013	*Year ended March 31, 2012*
Defined benefit obligation liability		
Opening obligations	**6,257.9**	*5,943.4*
Add: Adjustment for exchange fluctuation on opening obligation	**3.8**	*5.9*
Adjusted opening obligations	**6,261.7**	*5,949.3*
Service cost	**522.9**	*549.3*
Interest cost	**519.1**	*497.4*

₹ in million

Particulars	Gratuity	
	Year ended March 31, 2013	*Year ended March 31, 2012*
Actuarial (gain)/loss	**362.1**	*(83.9)*
Past service cost	**0.6**	*—*
Liability assumed on acquisition/(settled on divestiture)	**10.5**	*23.5*
Benefits paid	**(789.6)**	*(677.7)*
Obligations at the end of year	**6,887.3**	*6,257.9*
Opening plan assets, at fair value	**5,724.3**	*5,855.8*
Expected return on plan assets	**427.6**	*438.7*
Actuarial gain/(loss)	**51.0**	*23.1*
Contributions	**970.1**	*63.5*
Asset acquired on acquisition/(distributed on divestiture)	**11.5**	*20.9*
Benefits paid	**(789.6)**	*(677.7)*
Closing plan assets, at fair value	**6,394.9**	*5,724.3*
Fair value of plan assets at the end of the year	**6,394.9**	*5,724.3*
Present value of the defined benefit obligations at the end of the year	**(6,887.3)**	*(6,257.9)*
Unrecognised past service cost	**—**	*10.8*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**(0.5)**	*(1.2)*
Asset/(liability)	**(492.9)**	*(524.0)*
Cost for the year		
Service cost	**522.9**	*549.3*
Interest cost	**519.1**	*497.4*
Expected return on plan assets	**(427.6)**	*(438.7)*
Actuarial (gain)/loss	**311.1**	*(107.0)*
Past service cost	**11.4**	*14.7*
Losses/(gains) on "Acquisition/Divestiture"	**—**	*0.2*
Exchange fluctuation loss/(gain)	**3.8**	*5.9*
Transitional obligation/(Asset)	**—**	*(0.3)*
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**(0.7)**	*(3.6)*
Net cost	**940.0**	*517.9*
Actual Return on Plan Assets	**478.6**	*461.7*
Expected employer's contribution next year	**666.9**	*398.6*
Investment details of plan assets		
Insurer Managed Funds[1]	**22.06%**	*56.68%*
Government of India securities	**24.28%**	*6.82%*
Corporate Bonds	**24.05%**	*16.21%*
Special Deposit schemes	**4.55%**	*5.08%*
Equity	**11.15%**	*8.54%*
Others	**13.91%**	*6.67%*
Assumptions		
Interest rate	**7.80%-8.23%**	*8.25%- 9.10%*
Salary escalation rate	**5.00%-10.00%**	*5.00%-10.00%*
Estimated rate of return on plan assets	**7.50%-8.00%**	*7.50%-8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.



Experience adjustment

₹ in million

Particulars	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Plan assets	6,394.9	5,724.3	5,855.8	3,073.2	2,521.7
Defined benefit obligations	6,887.3	6,257.9	5,943.4	3,089.6	2,813.8
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	0.5	—	—	47.9	7.9
Surplus/(deficit)	—	(533.6)	(87.7)	(64.3)	(300.0)
Experience adjustment on plan assets	51.0	23.1	(90.5)	194.8	(149.3)
Experience adjustment on plan liabilities	216.0	119.4	(72.8)	(21.2)	(22.3)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, Group has made a provision for the year ended March 31, 2013 amounting to Nil (March 31, 2012: ₹ 17.8 million).

₹ in million

Particulars	Year ended March 31, 2013
Opening obligations	14,285.9
Service cost	931.3
Interest cost	1,180.3
Actuarial (gain)/loss	24.2
Employees contribution	1,626.0
Liabilities assumed on acquisition	62.3
Benefits paid	(1,973.2)
Obligations at the end of the year	16,136.8
Opening plan assets	14,267.4
Expected return on plan assets	1,205.7
Actuarial gain/(loss)	17.3
Employer contributions during the year	931.3
Employees contributions during the year	1,626.0
Assets acquired on Acquisition/(Distributed on Divestiture)	62.3
Benefits paid	(1,973.2)
Closing plan assets	16,136.8
Plan assets at the end of the year	16,136.8
Present value of the defined benefit obligations at the end of the year	(16,136.8)
Asset/(liability)	—
Cost for the year	
Service cost	931.3
Interest cost	1,180.3
Expected return on plan assets	(1,205.7)
Actuarial (gain)/loss	6.8
Net cost	912.7
Investment details of plan assets	
Insurer Managed Funds	0.00%
Government of India Securities	40.14%
Corporate Bonds	48.77%
Special Deposit Scheme	3.31%
Others	7.78%

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2013
Actual Return on Plan Assets	1,223.1
Expected employer's contribution next year	1,097.4
Assumptions	
Discount rate	7.80%-8.00%
Expected rate of return on assets	8.26%-8.95%
Discount rate for the remaining term to maturity of investments	7.91%-8.05%
Average historic yield on the investment	8.30%-8.86%
Guaranteed rate of return	8.50%
Experience adjustments	
on plan assets	17.3
on defined benefit obligations	24.2

Experience adjustment

₹ in million

Particulars	At March 31, 2013
Plan assets	16,136.8
Defined benefit obligations	16,136.8
Amount not recognised as an asset (limit in para 59(b))	—
Surplus/(deficit)	—
Experience adjustment on plan assets	17.3
Experience adjustment on plan liabilities	24.2

The Group has contributed ₹ 1,731.5 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2013 (March 31, 2012: ₹ 1,558.2 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9. **Provision for income tax**

The provision for income tax (including deferred tax) for the year ended March 31, 2013 amounted to ₹ 34,797.6 million (March 31, 2012: ₹ 27,428.6 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

10. **Deferred tax**

At March 31, 2013 the Group has recorded net deferred tax asset of ₹ 26,806.0 million (March 31, 2012: ₹ 28,033.7 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2013	*At March 31, 2012*
Deferred tax asset		
Provision for bad and doubtful debts	28,150.5	*28,072.1*
Capital loss	63.1	*79.5*
Others	2,871.8	*3,853.9*

₹ in million

Particulars	At March 31, 2013	*At March 31, 2012*
Total deferred tax asset	**31,085.4**	*32,005.5*
Deferred tax liability		
Depreciation on fixed assets	**4,744.2**	*4,331.8*
Others	**18.5**	*47.8*
Total deferred tax liability	**4,762.7**	*4,379.6*
Net deferred tax asset/(liability) pertaining to foreign branches/foreign subsidiaries	**483.3**	*407.8*
Total net deferred tax asset/(liability)	**26,806.0**	*28,033.7*

At March 31, 2013, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to ₹ 12.8 million (March 31, 2012: ₹ 860.3 million) which can be set off against future taxable income.

11. Information about business and geographical segments

A. Business segments for the year ended March 31, 2013

The primary segment for the Group has been presented as follows:

1. **Retail banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
2. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
3. **Treasury** includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.
4. **Other banking** includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.
5. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.
6. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.
7. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

The liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2013 are not comparable with that of reported segments for the year ended March 31, 2012 to the extent entities have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2013.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	225,856.3	313,687.6	355,981.5	28,346.2	173,760.3	50,433.0	29,968.0	(435,988.9)	742,044.0
2	**Segment results**	9,545.5	66,188.6	36,613.3	6,410.1	15,696.5	2,816.8	7,817.3	(8,920.5)	136,167.6
3	Unallocated expenses									—
4	Operating profit (2) – (3)									136,167.6
5	Income tax expenses (net)/(net deferred tax credit)									34,868.8
6	Net profit[1] (2)- (3) - (4)									101,298.8
	Other information									
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5	528,156.9	751,970.8	115,962.4	191,259.5	(182,506.0)	6,679,538.1
8	Unallocated assets[2]									68,679.0
9	Total assets (6) + (7)									6,748,217.1
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8[3]	504,637.5[3]	753,500.5[3]	118,686.9[3]	194,484.8[3]	(182,506.0)	6,748,217.1
11	Unallocated liabilities									—
12	Total liabilities (9) + (10)									6,748,217.1
13	Capital expenditure	4,426.2	1,188.2	10.8	148.6	319.7	380.0	873.9	(187.6)	7,159.8
14	Depreciation	3,540.8	991.8	18.4	486.6	409.8	488.0	345.2	(25.8)	6,254.8

1. Includes share of net profit of minority shareholders.
2. Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2012.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	197,112.7	261,713.1	301,868.5	25,138.6	176,203.5	43,301.6	29,698.1	(368,453.3)	666,582.8
2	**Segment results**	5,499.9	62,077.3	22,441.1	3,928.2	14,137.2	(3,952.1)	8,108.6	(5,373.7)	106,866.5
3	Unallocated expenses									—
4	Operating profit (2) – (3)									106,866.5
5	Income tax expenses (Including deferred tax)									27,490.2
6	Net profit[1] (2)- (3) - (4)									79,376.3
	Other information									
7	Segment assets	697,767.7	1,940,355.9	2,014,832.9	515,748.1	714,507.2	103,370.1	174,105.1	(184,983.5)	5,975,703.5
8	Unallocated assets[2]									66,210.6
9	Total assets (6) + (7)									6,041,914.1
10	Segment liabilities	1,766,275.9	876,508.2	2,083,400.7[3]	501,918.2[3]	716,543.7[3]	105,251.5[3]	176,999.4[3]	(184,983.5)	6,041,914.1
11	Unallocated liabilities									—
12	Total liabilities (9) + (10)									6,041,914.1
13	Capital expenditure	3,215.5	462.7	6.2	324.0	1,052.2	765.2	272.0	—	6,097.8
14	Depreciation	3,544.7	1,236.3	21.2	576.5	555.8	445.8	356.8	(22.7)	6,714.4

1. Includes share of net profit of minority shareholders.
2. Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

B. Geographical segments

The Group has reported its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.
- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables sets forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	**Year ended March 31, 2013**	*Year ended March 31, 2012*
Domestic operations	**676,240.8**	*600,630.9*
Foreign operations	**65,803.2**	*65,951.9*
Total	**742,044.0**	*666,582.8*

₹ in million

Assets	**At March 31, 2013**	*At March 31, 2012*
Domestic operations	**5,321,569.2**	*4,825,055.3*
Foreign operations	**1,357,968.9**	*1,301,603.1*
Total	**6,679,538.1**	*6,126,658.4*

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during the year ended		**Depreciation provided on capital expenditure during the year ended**	
	March 31, 2013	*March 31, 2012*	**March 31, 2013**	*March 31, 2012*
Domestic operations	**6,952.3**	*5,703.3*	**6,078.9**	*6,543.1*
Foreign operations	**207.5**	*394.5*	**175.9**	*171.3*
Total	**7,159.8**	*6,097.8*	**6,254.8**	*6,714.4*

12. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2013 was ₹ 3.1 million (March 31, 2012: ₹ 1.5 million).

During the year ended March 31, 2013, RBI imposed a penalty of ₹ 66,000 through letter dated May 2, 2012, with regard to bouncing of two Subsidiary General Ledger deals of the clients of ₹ 60.0 million and ₹ 6.0 million on March 28, 2012. On October 9, 2012, a penalty of ₹ 3.0 million was levied by RBI for non-compliance with Know Your Customer (KYC) directions issued by RBI. The Bank has paid these penalties to RBI.

13. Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2013, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was ₹ 6.0 million (March 31, 2012: ₹ 7.1 million). An amount of ₹ 0.2 million (March 31, 2012: ₹ 0.1 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

14. Contribution to Indian Motor Third Party Insurance Pool by ICICI Lombard General Insurance Company Limited (ICICI General)

In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool ('the Pool'), administered by the General Insurance Corporation of India ('GIC') covering third party risks of commercial vehicles, from April 1, 2007. The Pool was dismantled on a clean cut basis as per IRDA direction effective March 31, 2012.

During the year ended March 31, 2013, the Appointed Actuary has carried out re-assessment of liabilities relating to policies underwritten by ICICI General for risks incepted between April 1, 2007 and March 31, 2012. Based on the re-assessment, ICICI General has recognised additional provision of ₹ 1,018.6 million for the year ended March 31, 2013 in respect of claims Incurred But Not Reported ('IBNR') and claims Incurred But Not Enough Reported ('IBNER') liabilities on policies earlier ceded to the Pool.

Further, during the year ended March 31, 2013, ICICI General has also recognized the balance portion of motor pool liabilities of ₹ 1,092.9 million relating to underwriting year 2011-12 as the premiums are earned over the contract period and liabilities are recognised accordingly.

During the year ended March 31, 2012, IRDA had directed all general insurance companies to recognise the Pool liabilities as per the loss ratios estimated by GAD UK ('GAD Estimates') for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012. ICICI General had recognised the additional liabilities of the Pool in the year ended March 31, 2012 and accordingly, the Bank's consolidated net profit after tax for the year ended March 31, 2012 included impact of additional Pool losses of ₹ 5,030.3 million in line with the Bank's shareholding in ICICI General.

forming part of the Consolidated Accounts *(Contd.)*

15. Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

16. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

SIGNATURES TO SCHEDULES 1 TO 18

For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO. LLP
Firm's Registration no.: 301003E
Chartered Accountants

SHRAWAN JALAN
Partner
Membership no.: 102102

Place : Mumbai
Date : April 26, 2013

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

₹ in million

Particulars	ICICI Securities Primary Dealership Limited	ICICI Securities Limited [2]	ICICI Securities Holdings Inc.[2]	ICICI Securities Inc.[2]	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited [2]	ICICI Lombard General Insurance Company Limited[9]	ICICI International Limited[6]	ICICI Bank UK PLC[6]	ICICI Bank Eurasia Limited Liability Company [1,8]	ICICI Bank Canada [1,7]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited	ICICI Prudential Pension Funds Management Company Limited [2]
Paid-up share capital[3]	1,563.4	2,110.7	728.2	571.7	10,987.5	0.5	100.0	10.0	14,289.4	4,370.2	48.9	26,876.2	3,036.5	51,515.1	1.0	176.5	270.0
Reserves	5,227.1	1,157.7	(127.6)	(538.6)	3,658.3	3.6	52.4	1,852.3	25,359.3	13,977.9	41.4	6,898.4	860.0	4,477.5	10.6	1,686.3	(1.6)
Total assets	107,416.5	9,084.6	601.1	100.3	72,024.9	4.2	167.7	2,801.5	752,243.6	118,687.0	95.1	194,736.9	13,422.7	294,595.2	18.5	3,373.0	278.0
Total liabilities (excluding capital and reserves)	100,626.0	5,816.2	0.5	67.3	57,379.1	0.1	15.3	939.2	712,594.9	100,338.9	4.8	160,962.3	9,526.2	238,602.6	6.9	1,510.2	9.6
Investments (excluding investments in subsidiaries)[4]	97,035.5	76.6	Nil	Nil	3,069.0	2.1	121.6	1,496.1	737,007.8	75,025.2	#	28,535.2	676.2	61,156.5	8.1	1,078.9	12.1
Turnover (Gross income from operations)	8,256.9	7,378.4	7.0	26.5	9,193.0	0.4	50.0	1,104.8	135,382.4	64,090.7	39.0	9,532.8	1,111.3	12,129.4	5.0	3,813.5	0.1
Profit before tax	1,817.1	1,035.4	(0.9)	(37.6)	3,028.7	0.6	10.4	293.2	15,696.1	2,816.8	2.2	1,040.0	399.6	3,195.2	3.9	1,643.1	(1.0)
Provision for taxation	600.3	353.3	0.5	0.2	826.5	0.1	1.4	95.3	736.7	(241.0)	0.2	259.2	72.1	840.9	1.1	541.1	0.0
Profit after tax	1,216.8	682.1	(1.4)	(37.8)	2,202.2	0.5	9.0	197.9	14,959.4	3,057.8	2.0	780.8	327.5	2,354.3	2.8	1,102.0	(1.0)
Dividend paid (including corporate dividend tax)[5]	636.0	428.8	Nil	Nil	1,641.6	Nil	Nil	17.4	5,639.9	Nil	Nil	1,309.6	Nil	1,714.7	2.1	697.5	Nil

amount less than 0.1 million

Notes :

1. The financial information of ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2012 to December 31, 2012, being their financial year.
2. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
 ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
3. The paid-up share capital of ICICI Securities Limited and ICICI Bank Canada includes paid-up preference share capital of ₹ 500.0 million and ₹ 5,124.4 million respectively.
4. Investments include securities held as stock in trade.
5. Dividend paid includes proposed dividend and dividend paid on preference shares.
6. The financial information of ICICI Bank UK PLC and ICICI International Limited have been translated into Indian Rupees at the closing rate on March 31, 2013 of 1 USD = ₹ 54.2850
7. The financial information of ICICI Bank Canada have been translated into Indian Rupees at the closing rate at December 31, 2012 of 1 CAD = ₹ 55.2600
8. The financial information of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at the closing rate at December 31, 2012 of 1 RUB = ₹ 1.79392.
9. Paid up share capital does not include share application money.

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

Place : Mumbai
Date : April 26, 2013

at March 31, 2013

ICICI Bank is subject to the Basel II framework with effect from March 31, 2008 as stipulated by the Reserve Bank of India (RBI). The Basel II framework consists of three-mutually reinforcing pillars:

(i) Pillar 1: Minimum capital requirements for credit risk, market risk and operational risk

(ii) Pillar 2: Supervisory review of capital adequacy

(iii) Pillar 3: Market discipline

Market discipline (Pillar 3) comprises set of disclosures on the capital adequacy and risk management framework of the Bank. These disclosures have been set out in the following sections.

1. SCOPE OF APPLICATION

Pillar 3 disclosures apply to ICICI Bank Limited and its consolidated entities, wherein ICICI Bank Limited is the controlling entity in the group.

Basis of consolidation for capital adequacy

Consolidation for capital adequacy is based on consolidated financial statements of ICICI Bank and its subsidiaries in line with the guidelines for consolidated accounting and other quantitative methods issued by RBI.

The entities considered for consolidation for capital adequacy include subsidiaries, associates and joint ventures of the Bank, which carry on activities of banking or financial nature as stated in the scope for preparing consolidated prudential reports as prescribed by RBI. Entities engaged in insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy. Investment above 30% in paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from Tier-1 and 50% from Tier-2 capital.

The following table lists ICICI Bank's financial and non-financial subsidiaries, associates, joint ventures and other entities consolidated for preparation of consolidated financial statements and their treatment in consolidated capital adequacy computations.

Sr. No.	Name of the entity	Nature of business & consolidation status
1	ICICI Bank UK PLC	Banking – fully consolidated
2	ICICI Bank Canada	Banking – fully consolidated
3	ICICI Bank Eurasia Limited Liability Company	Banking – fully consolidated
4	ICICI Securities Limited	Securities broking and merchant banking – fully consolidated
5	ICICI Securities Inc.	Securities broking – fully consolidated
6	ICICI Securities Holdings Inc.	Holding company of ICICI Securities Inc. – fully consolidated
7	ICICI Securities Primary Dealership Limited	Securities investment, trading and underwriting – fully consolidated
8	ICICI Venture Funds Management Company Limited	Private equity/venture capital fund management – fully consolidated
9	ICICI Home Finance Company Limited	Housing finance – fully consolidated
10	ICICI Trusteeship Services Limited	Trusteeship services – fully consolidated
11	ICICI Investment Management Company Limited	Asset management – fully consolidated
12	ICICI International Limited	Asset management – fully consolidated
13	ICICI Prudential Pension Funds Management Company Limited	Pension fund management – fully consolidated

ICICI Bank at March 31, 2013

Sr. No.	Name of the entity	Nature of business & consolidation status
14	ICICI Eco-net Internet and Technology Fund[1]	Venture capital fund – fully consolidated
15	ICICI Equity Fund[1]	Unregistered venture capital fund – fully consolidated
16	ICICI Emerging Sectors Fund[1]	Venture capital fund – fully consolidated
17	ICICI Strategic Investments Fund[1]	Unregistered venture capital fund – fully consolidated
18	ICICI Kinfra Limited[1]	Infrastructure development consultancy – consolidated for financial reporting but not for capital adequacy
19	ICICI Venture Value Fund[1]	Unregistered venture capital fund – fully consolidated
20	I-Ven Biotech Limited[1]	Investment in research and development of biotechnology – fully consolidated
21	ICICI Prudential Life Insurance Company Limited	Life insurance – consolidated for financial reporting but not for capital adequacy and deducted from capital for capital adequacy
22	ICICI Lombard General Insurance Company Limited	General Insurance – consolidated for financial reporting but not for capital adequacy and deducted from capital for capital adequacy
23	ICICI Prudential Asset Management Company Limited	Asset management company for ICICI Prudential Mutual Fund – fully consolidated
24	ICICI Prudential Trust Limited	Trustee company for ICICI Prudential Mutual Fund – fully consolidated
25	TCW/ICICI Investment Partners Limited	Asset management – proportionately consolidated
26	Rainbow Fund	Unregistered venture capital fund – consolidated by equity method for financial reporting but not consolidated for capital adequacy
27	Financial Inclusion Network & Operations Limited	Support services for financial inclusion – consolidated by equity method for financial reporting but not consolidated for capital adequacy
28	I-Process Services (India) Private Limited	Services related to back end operations – consolidated by equity method for financial reporting but not consolidated for capital adequacy
29	NIIT Institute of Finance, Banking and Insurance Training Limited	Education and training in banking and finance – consolidated by equity method for financial reporting but not consolidated for capital adequacy
30	ICICI Merchant Services Private Limited	Merchant servicing – consolidated by equity method for financial reporting but not consolidated for capital adequacy
31	Mewar Aanchalik Gramin Bank	Banking - consolidated by equity method for financial reporting and deducted from capital for capital adequacy
32	India Infradebt Limited	Infrastructure finance - consolidated by equity method for financial reporting and deducted from capital for capital adequacy

1. Consolidating entities under Accounting Standard 21.

at March 31, 2013

a. Capital deficiencies

Majority owned financial entities that are not consolidated for capital adequacy purposes and for which the investment in equity and other instruments eligible for regulatory capital status are deducted from capital, meet their respective regulatory capital requirements at all times. There is no deficiency in capital in any of the subsidiaries of the Bank at March 31, 2013. ICICI Bank maintains an active oversight on its subsidiaries through its representation on their respective Boards. On a periodic basis the capital adequacy/solvency position of subsidiaries (banking, non-banking and insurance subsidiaries), as per the applicable regulations, is reported to their respective Boards as well as to the Board of the Bank.

b. Bank's interest in insurance entities

The book value of the Bank's total interest in its insurance subsidiaries at March 31, 2013, which is deducted from capital for capital adequacy under Basel II, is detailed in the following table.

₹ in billion

Name of the entity	Country of incorporation	Ownership interest	Book value of investment
ICICI Prudential Life Insurance Company Limited	India	73.85%	35.93
ICICI Lombard General Insurance Company Limited	India	73.37%	14.22

The quantitative impact on regulatory capital of using risk weighted investments method versus using the deduction method at March 31, 2013 is set out in the following table.

₹ in billion

Method	Quantitative impact
Deduction method	50.15
Capital at 9% based on risk weighted assets	4.51

2. CAPITAL STRUCTURE

a. Summary information on main terms and conditions/features of capital instruments

As per the RBI capital adequacy norms, ICICI Bank's regulatory capital is classified into Tier-1 capital and Tier-2 capital.

Tier-1 capital includes paid-up equity capital, statutory reserves, other disclosed free reserves, capital reserves and innovative perpetual debt instruments (Tier-1 bonds) eligible for inclusion in Tier-1 capital that comply with requirement specified by RBI.

Tier-2 capital includes revaluation reserves (if any), general provision and loss reserve, investment reserve, upper Tier-2 instruments (upper Tier-2 bonds) and subordinate debt instruments (lower Tier-2 bonds) eligible for inclusion in Tier-2 capital.

ICICI Bank and its subsidiaries have issued debt instruments that form a part of Tier-1 and Tier-2 capital. The terms and conditions that are applicable for these instruments comply with the stipulated regulatory requirements and where required an independent legal opinion has been obtained for inclusion of these instruments in capital.

Tier-1 bonds are non-cumulative and perpetual in nature with a call option after 10 years. Interest on Tier-1 bonds is payable either annually or semi-annually. These Tier-1 bonds have a step-up clause on interest payment ranging up to 100 basis points.

The upper Tier-2 bonds are cumulative and have an original maturity of 15 years with call option after 10 years. The interest on upper Tier-2 bonds is payable either annually or semi-annually. Some of the upper Tier-2 debt instruments have a step-up clause on interest payment ranging up to 100 basis points.

The lower Tier-2 bonds (subordinated debt) are cumulative and have an original maturity between 5 to 15 years. The interest on lower Tier-2 capital instruments is payable quarterly, semi-annually or annually.

RBI through its circular dated January 20, 2011 stipulated that henceforth capital instruments issued with step-up option will not be eligible for inclusion in the capital funds. Capital issuances with step-up option prior to the release of the above-mentioned circular would continue to remain eligible for inclusion in regulatory capital. The Bank is in compliance with this stipulation and the existing Tier-1 and Tier-2 capital instruments with step-up option have all been issued prior to January 20, 2011.

All instruments issued on or after January 1, 2013 will have to comply with RBI guidelines on Basel III to be eligible for capital treatment.

b. Amount of Tier-1 capital (March 31, 2013)

₹ in billion

Tier-1 capital elements	Amount
Paid-up share capital[1]	12.48
Reserves[2]	647.17
Innovative Tier-1 capital instruments	31.43
Minority interest	0.93
Gross Tier-1 capital	**692.01**
Deductions:	
Investments in instruments eligible for regulatory capital of financial subsidiaries/ associates	25.58
Securitisation exposures including credit enhancements	10.66
Deferred tax assets	26.22
Others[3]	2.07
Minority interest not eligible for inclusion in Tier-1 capital	0.49
Net Tier-1 capital	**626.99**

1. Includes preference shares permitted by RBI for inclusion in Tier-1 capital.
2. Includes statutory reserves, disclosed free reserves, capital reserves and special reserves (net of tax payable).
3. Includes goodwill and adjustments for less liquid positions.

c. Amount of Tier-2 capital (March 31, 2013)

₹ in billion

Tier-2 capital elements	Amount
General provisions	21.21
Upper Tier-2 capital instruments	151.57
Lower Tier-2 capital instruments	192.98
Gross Tier-2 capital	**365.76**
Deductions:	
Investments in instruments eligible for regulatory capital of financial subsidiaries/associates	25.58
Securitisation exposures including credit enhancements	10.66
Net Tier-2 capital	**329.52**

at March 31, 2013

d. **Debt capital instruments eligible for inclusion in Tier-1 and Tier-2 capital**

₹ in billion

	Lower Tier-1	Upper Tier-2	Lower Tier-2
Total amount outstanding at March 31, 2013	31.42	151.57	231.24
Of which, amounts raised during the year	-	-	38.85
Amount eligible to be reckoned as capital funds at March 31, 2013	31.42	151.57	192.98

e. **Total eligible capital (March 31, 2013)**

₹ in billion

	Amount
Tier-1 capital	626.99
Tier-2 capital	329.52
Total eligible capital	**956.51**

3. **CAPITAL ADEQUACY**

a. **Capital management**

Objective

The Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectation of rating agencies, shareholders and investors, and the available options of raising capital.

Organisational set-up

The capital management framework of the Bank is administered by the Finance Group and the Risk Management Group (RMG) under the supervision of the Board and the Risk Committee.

Regulatory capital

The Bank is subject to the capital adequacy norms stipulated by the RBI guidelines on Basel II. The RBI guidelines on Basel II require the Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum Tier-1 capital adequacy ratio of 6.0%. The total capital adequacy ratio of the Bank at a standalone level at March 31, 2013 as per the RBI guidelines on Basel II is 18.74% with a Tier-1 capital adequacy ratio of 12.80%. The total capital adequacy ratio of the ICICI Group (consolidated) at March 31, 2013 as per the RBI guidelines on Basel II is 19.69% with a Tier-1 capital adequacy ratio of 12.91%.

Under Pillar 1 of the RBI guidelines on Basel II, the Bank follows the Standardised approach for credit and market risk and basic indicator approach for operational risk.

Internal assessment of capital

The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP) conducted annually which determines the adequate level of capitalisation for the Bank to meet regulatory norms and current and future business needs, including under stress scenarios. The ICAAP is formulated at both standalone bank level and the consolidated group level. The ICAAP encompasses capital planning for a four year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of material risks.

Stress testing, which is a key aspect of the ICAAP and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position. Based on the Board-approved stress testing framework, the Bank conducts stress tests on its various portfolios and assesses the impact on its capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. The business and capital plans and the stress testing results of the group entities are integrated into the ICAAP.

Based on the ICAAP, the Bank determines the level of capital that needs to be maintained by considering the following in an integrated manner:

- Bank's strategic focus, business plan and growth objectives;
- regulatory capital requirements as per the RBI guidelines;
- assessment of material risks and impact of stress testing;
- perception of credit rating agencies, shareholders and investors;
- future strategy with regard to investments or divestments in subsidiaries; and
- evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

Monitoring and reporting

The Board of Directors of ICICI Bank maintains an active oversight over the Bank's capital adequacy levels. On a quarterly basis an analysis of the capital adequacy position and the risk weighted assets and an assessment of the various aspects of Basel II on capital and risk management as stipulated by RBI, are reported to the Board. Further, the capital adequacy position of the banking subsidiaries and the significant non-banking subsidiaries based on the respective host regulatory requirements is also reported to the Board. In line with the RBI requirements for consolidated prudential report, the capital adequacy position of the ICICI Group (consolidated) is reported to the Board on a half-yearly basis.

Further, the ICAAP which is an annual process also serves as a mechanism for the Board to assess and monitor the Bank's and the Group's capital adequacy position over a four year time horizon.

Capital adequacy of the subsidiaries

Each subsidiary in the Group assesses the adequate level of capitalisation required to meet its respective host regulatory requirements and business needs. The Board of each subsidiary maintains oversight over the capital adequacy framework for the subsidiary either directly or through separately constituted committees.

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision (BCBS) issued the Basel III proposals in fiscal 2010. Following a consultation phase on these proposals, the final set of Basel III rules were issued in fiscal 2011. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting countercyclical buffers and addressing systemic risk and interconnectedness.

During the year, RBI issued the final guidelines on the Basel III capital regulations. The implementation of this framework would commence from April 1, 2013 in a phased manner through till March 31, 2018.

In May 2012, RBI lowered the minimum leverage ratio requirement from 5% to 4.5%.

In January 2013, RBI issued the draft guidelines on the composition of capital disclosure requirements, in addition to the existing Pillar 3 guidance. Along with this, RBI prescribed different treatments for capitalisation

of bank's exposures to qualifying and non qualifying central counter-parties on account of derivatives and securities financing transactions.

RBI, through its circular issued in March 2013, deferred the introduction of credit value adjustment risk capital charge for over the counter derivatives. Credit value adjustment captures risk of mark-to-market losses due to deterioration in the credit worthiness of counterparty. Credit value adjustment risk capital charges would become effective from January 1, 2014.

The Bank continues to monitor further developments and believes that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework.

b. Capital requirements for various risk areas (March 31, 2013)

As required by RBI guidelines on Basel II, the Bank's capital requirements have been computed using the Standardised approach for credit risk, Standardised Duration method for market risk and Basic Indicator approach for operational risk. The minimum capital required to be held at 9.00% for credit, market and operational risks is given below:

₹ in billion

	Amount[1]
I. Capital required for credit risk	**377.18**
- for portfolio subject to Standardised approach	376.44
- for securitisation exposure	0.74
II. Capital required for market risk	**32.46**
- for interest rate risk[2]	26.65
- for foreign exchange (including gold) risk	0.79
- for equity position risk	5.02
III. Capital required for operational risk	**27.49**
Total capital requirement (I+II+III)	**437.13**
Total capital funds of the Bank	**956.51**
Total risk weighted assets	**4,856.98**
Capital adequacy ratio	**19.69%**

1. Includes all entities considered for Basel II capital adequacy computation.
2. Includes capital required of ₹ 1.43 billion for securitisation exposure.

The capital ratios of the Bank and its banking subsidiaries at March 31, 2013 are as follows:

Capital ratios	**ICICI Bank Ltd (consolidated)[1]**	**ICICI Bank Ltd (standalone)[1]**	**ICICI Bank UK PLC[1]**	**ICICI Bank Canada[1, 2]**	**ICICI Bank Eurasia LLC[1, 3]**
Tier-1 capital ratio	12.91%	12.80%	19.26%	31.81%	n.a.
Total capital ratio	19.69%	18.74%	30.78%	33.22%	27.04%

1. Computed as per capital adequacy guidelines issued by regulators of respective jurisdictions.
2. As per OSFI Basel III guidelines
3. Tier-1 capital ratio is not required to be reported in line with regulatory norms stipulated by the Central Bank of Russia.

4. RISK MANAGEMENT FRAMEWORK

As a financial intermediary, the Bank is exposed to various types of risks including credit, market, liquidity, operational, legal, compliance and reputation risks. The objective of the risk management framework at the Bank is to ensure that various risks are understood, measured and monitored and that the policies and procedures established to address these risks are strictly adhered to.

The key principles underlying the risk management framework at the Bank are as follows:

1. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees of the Board have been constituted to facilitate focused oversight of various risks. The Risk Committee reviews the risk management policies, the Bank's compliance with risk management guidelines stipulated by the RBI and the status of implementation of the advanced approaches under the Basel framework. It reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk, foreign exchange risk, operational and outsourcing risks and the limits framework, including stress test limits for various risks. The Risk Committee also reviews the risk profile of the overseas banking subsidiaries. Credit Committee reviews developments in key industrial sectors and the Bank's exposure to these sectors and various portfolios on a periodic basis. Audit Committee provides direction to and also monitors the quality of the internal audit function.

2. Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

3. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These control groups function independently of the business groups/sub-groups.

 The risk management framework forms the basis of developing consistent risk principles across the Bank, overseas branches and overseas banking subsidiaries.

 Material risks are identified, measured, monitored and reported to the Board of Directors and Board level committees through the following:

 a. **Risk profile templates**

 Bank-wide risk dashboard covering various risks of the Bank is presented to the Risk Committee on a periodic basis and to the Board on a quarterly basis. The risk dashboard provides the level and the direction of risk at Bank level with a comparison to the previous quarter. The level and direction of risk are arrived at based on pre-determined parameters. Additionally, the key risk indicators for different risks are also presented to the Risk Committee as part of the risk profile templates on a periodic basis.

 b. **ICAAP/stress testing**

 As part of ICAAP, the Bank conducts stress testing under various historical and hypothetical scenarios to assess the impact of stress on current and projected capital positions. The methodology for stress testing is approved by the Board of Directors. The results of stress testing are reported to the Board of Directors and submitted to RBI annually as part of the ICAAP. As detailed in the ICAAP, stress test results are reported periodically for various risks to the Asset Liability Management Committee (ALCO).

 c. **Stress tolerance limits**

 In line with various risk limits applicable for the Bank's portfolios, stress tolerance limits have been formulated for various risks. The actual position/utilisation against the limits is periodically reported to Board level committees/ALCO.

 d. **Other reviews by Credit Committee**

 Apart from sanctioning proposals, the Credit Committee carries out reviews of the credit quality of the portfolio at regular intervals. The Committee also reviews specific cases that need special attention, details of credit sanctions, irregularity reports and movement in non-performing loans. Further, the Committee reviews developments in industrial sectors and specific strategies of the Bank with respect to the exposure to various industries.

 e. **Reporting against prudential exposure norms**

 Status of actual position against prudential exposure limits set by the Board or stipulated by RBI is reported periodically to respective committees.

Measurement of risks for capital adequacy purposes

Under Pillar 1 of the extant RBI guidelines on Basel II, the Bank currently follows the Standardised approach for credit and market risk and basic indicator approach for operational risk.

at March 31, 2013

5. CREDIT RISK

The Bank is exposed to credit risk in its lending operations. Credit risk is the risk of loss that may occur from the failure of any counterparty to abide by the terms and conditions of any financial contract with the Bank, principally the failure to make required payments as per the terms and conditions of the contracts.

Policies and processes

All credit risk related aspects are governed by Credit and Recovery Policy (Credit Policy). Credit Policy outlines the type of products that can be offered, customer categories, target customer profile, credit approval process and limits. The Credit Policy is approved by the Board of Directors.

The delegation structure for approval of credit limits is approved by the Board of Directors. All credit proposals other than retail products, program lending and certain other specified products are rated internally by the Risk Management Group (RMG) prior to approval by the appropriate forum.

Credit facilities with respect to retail products are provided as per approved product policies. All retail products and policies require the approval of the Committee of Executive Directors (COED).

- Within the retail operations, there is segregation of the sourcing, verification, approval and disbursement of retail credit exposures to achieve independence.
- Program lending involves a cluster based approach wherein a lending program is implemented for a homogeneous group of individuals/business entities which comply with certain laid down parameterised norms. The approving authority as per the Board approved authorisation lays down these parameters.
- For certain products including dealer funding, builder finance and facilities fully collateralised by cash and cash equivalents, the delegation structure approved by the Board of Directors may permit exemption from the stipulation pertaining to internal rating, up to a certain loan amount. Credit approval limits with respect to such products are laid out in the delegation structure approved by the Board of Directors.

A risk based asset review framework has been put in place wherein the frequency of asset review would be higher for cases with higher outstanding and/or lower credit rating.

Structure and organisation

RMG is responsible for rating of the credit portfolio, tracking trends in various industries and periodic reporting of portfolio-level changes. RMG is segregated into sub-groups for corporate, small enterprises, rural and agri-linked banking group and retail businesses.

The overseas banking subsidiaries of the Bank have also established broadly similar structures to ensure adequate risk management, factoring in the risks particular to the respective businesses and the regulatory and statutory guidelines. The risk heads of all overseas banking subsidiaries have a reporting relationship to the Head - RMG, in addition to reporting to the Chief Executive Officer of the respective subsidiaries.

Credit risk assessment process

There is a structured and standardised credit approval process including a comprehensive credit risk assessment process, which encompasses analysis of relevant quantitative and qualitative information to ascertain credit rating of the borrower.

The credit rating process involves assessment of risk emanating from various sources such as industry risk, business risk, financial risk, management risk, project risk and structure risk.

In respect of retail advances, the Bank's credit officers evaluate credit proposals on the basis of the operating notes approved by the COED and the risk assessment criteria defined by RMG.

Credit approval authorisation structure

The Board of Directors has delegated the approving authority to committees such as the Credit Committee (comprising a majority of independent Directors), the Committee of Executive Directors (COED) (comprising whole time Directors), the Committee of Senior Management (comprising Whole Time Directors and Group Executives/ Presidents and select Senior General Managers), the Committee of Executives, the Regional Committee, Small and Medium Enterprise and Corporate Agriculture Forums (SMEAG forums) and Retail Credit Forums (RCF forums) (comprising designated executives) and also to individual executives (under joint delegation). SMEAG forums, RCF forums and individual executives (under joint delegation) can approve proposals under program norms approved by the COED. The above authorities can approve financial assistance within certain individual and group exposure limits set by the Board of Directors. The authorisation is based on the level of risk and the quantum of exposure, to ensure that the transactions with higher exposure and level of risk are put up to correspondingly higher forum/committee for approval.

In respect of retail loans, all exposures are approved under operating notes or programs approved by the COED. This involves a cluster-based approach for a particular product or for homogeneous group of individuals/business entities that comply with certain laid down parameterised norms. The norms vary across product segments/ customer profile, but typically include factors such as the borrower's income, the loan-to-value ratio and demographic parameters. The individual credit proposals are evaluated and approved by executives on the basis of the product policies.

Credit risk monitoring process

For effective monitoring of credit facilities, a post-approval authorisation structure has been laid down. For corporate, small enterprises and rural and agriculture linked banking business, Credit Middle Office Group verifies adherence to the terms of the approval prior to commitment and disbursement of credit facilities.

The Bank has established centralised operations to manage operational risk in the various back office processes of the Bank's retail loan business except for a few operations, which are decentralised to improve turnaround time for customers. The fraud prevention and control group manages fraud-related risks through fraud prevention and through recovery of fraud losses. The fraud control group evaluates various external agencies involved in the retail finance operations, including direct marketing associates, external verification associates and collection agencies.

The Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardised recovery process.

The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

Reporting and measurement

Credit exposure for the Bank is measured and monitored using a centralised exposure management system. The analysis of the composition of the portfolio is presented to the Risk Committee on a periodic basis.

The Bank complies with the norms on exposure stipulated by RBI for both single borrower as well as borrower group at the consolidated level. Limits have been set as a percentage of the Bank's consolidated capital funds and are regularly monitored. The utilisation against specified limits is reported to the COED and Credit Committee on a periodic basis.

Credit concentration risk

Credit concentration risk arises mainly on account of concentration of exposures under various categories including industry, products, geography, sensitive sectors, underlying collateral nature and single/group borrower exposures.

Limits have been stipulated on single borrower, borrower group, industry and longer tenure exposure to a borrower group. Exposure to top 10 borrowers and borrower groups, exposure to capital market segment and unsecured exposures for the ICICI Group (consolidated) are reported to the senior management committees on a quarterly basis. Limits on countries and bank counterparties have also been stipulated.

Definition and classification of non-performing assets (NPAs)

The Bank classifies its advances (loans and credit substitutes in the nature of an advance) into performing and non-performing loans in accordance with the extant RBI guidelines.

An NPA is defined as a loan or an advance where:

i) interest and/or installment of principal remain overdue for more than 90 days in respect of a term loan. Any amount due to the bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank;

ii) if the interest due and charged during a quarter is not serviced fully within 90 days from the end of the quarter;

iii) the account remains 'out of order' in respect of an overdraft/cash credit facility. An account is treated as 'out of order' if:

 a. the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days; or

 b. where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of the balance sheet; or

at March 31, 2013

c. credits in the account are not enough to cover the interest debited during the accounting period; or
d. drawings have been permitted in the account for a continuous period of 90 days based on drawing power computed on the basis of stock statements that are more than three months old even though the unit may be working or the borrower's financial position is satisfactory; or
e. the regular/ad hoc credit limits have not been reviewed/renewed within 180 days from the due date/date of ad hoc sanction.

iv) a bill purchased/discounted by the Bank remains overdue for a period of more than 90 days;

v) interest and/or installment of principal in respect of an agricultural loan remains overdue for two crop seasons for short duration crops and one crop season for long duration crops;

vi) In respect of a securitisation transaction undertaken in terms of the RBI guidelines on securitisation, the amount of liquidity facility remains outstanding for more than 90 days;

vii) In respect of derivative transactions, if the overdue receivables representing positive mark-to-market value of a derivative contract, remain unpaid for a period of 90 days from the specified due date for payment.

Irrespective of payment performance, the Bank identifies a borrower account as a NPA even if it does not meet any of the above mentioned criteria, where:

- loans availed by a borrower are repeatedly restructured unless otherwise permitted by regulations;
- loans availed by a borrower are classified as fraud;
- project does not commence commercial operations within the timelines permitted under the RBI guidelines in respect of the loans extended to a borrower for the purpose of implementing a project; and
- any security in nature of debenture/bonds/equity shares issued by a borrower and held by the Bank is classified as non-performing investment.

Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. A sub-standard asset is one, which has remained a NPA for a period less than or equal to 12 months. An asset is classified as doubtful if it has remained in the sub-standard category for more than 12 months. A loss asset is one where loss has been identified by the Bank or internal or external auditors or during RBI inspection but the amount has not been written off fully.

Restructured assets

As per RBI guidelines, a fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of sub-standard and doubtful loans.

A restructured loan will be upgraded to the standard category only after the borrower demonstrates satisfactory payment performance over a period of time and after the loan reverts to the normal level of standard asset provisions and risk weights. RBI has specified the period to be one year from the date when the instalment/ interest falls due as per the restructuring scheme.

a. Credit risk exposures (March 31, 2013)

Credit risk exposures (excluding specific risk on available-for-sale and held-for-trading portfolio) include all credit exposures as per RBI guidelines on exposure norms and investments in the held-to-maturity category. Exposures to regulatory capital instruments of subsidiaries that are deducted from the capital funds have been excluded.

₹ in billion

Category	Credit exposure
Fund-based facilities[1]	5,871.08
Non-fund based facilities	2,799.49
Total[2]	**8,670.57**

1. Includes investment in government securities held under held-to-maturity category.
2. Includes all entities considered for Basel II capital adequacy computation.

b. **Geographic distribution of exposures (March 31, 2013)**

₹ in billion

Category	Fund-based facilities[1]	Non-fund based facilities
Domestic	4,545.68	2,367.41
Overseas	1,325.40	432.08
Total[2]	**5,871.08**	**2,799.49**

1. Includes investment in government securities held under held-to-maturity category.
2. Includes all entities considered for Basel II capital adequacy computation.

c. **Industry-wise distribution of exposures (March 31, 2013)**

₹ in billion

Industry	Fund-based facilities	Non-fund based facilities
Retail finance[1]	1,536.52	18.94
Electronics and engineering	113.26	553.56
Bank[2]	327.45	304.91
Services - finance	497.91	96.94
Crude petroleum/refining and petrochemicals	211.16	288.54
Power	264.32	183.85
Road, ports, telecom, urban development and other infrastructure	304.25	136.77
Services – non-finance	286.44	142.01
Iron/steel and products	214.20	183.33
Construction	89.24	227.61
Metal and products (excluding iron and steel)	81.82	131.16
Wholesale / retail trade	88.37	100.42
Food and beverages	113.93	52.40
Mutual funds	166.05	0.03
Automobiles	84.10	50.26
Chemical and fertilisers	66.20	65.98
Mining	94.43	37.71
Cement	78.60	29.65
Shipping	48.61	42.53
Drugs and pharmaceuticals	50.14	26.65
Manufacturing products (excluding metal)	44.11	24.19
Textile	36.76	22.45
Gems and jewellery	39.53	17.34
FMCG	8.44	8.09
Venture capital funds	1.28	0.00
Other industries[3]	1,023.96[4]	54.17
Grand Total[5]	**5,871.08**	**2,799.49**

1. Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.
2. Includes balances with banks.
3. Other industries include developer financing portfolio.
4. Includes investment in government securities held under held-to-maturity category.
5. Includes all entities considered for Basel II capital adequacy computation.

at March 31, 2013

d. Maturity pattern of assets (March 31, 2013)[1]

The maturity pattern of assets at March 31, 2013 is detailed in the table below:

₹ in billion

Maturity buckets	Cash & balances with RBI	Balances with banks & money at call and short notice	Investments	Loans & advances	Fixed assets	Other assets	Total
Day 1	64.00	64.25	150.12	9.52	-	9.53	297.42
2 to 7 days	4.55	103.40	235.61	17.93	(0.00)	29.20	390.69
8 to 14 days	3.70	55.89	75.24	43.30	-	16.95	195.09
15 to 28 days	4.15	11.56	134.43	60.65	-	35.16	245.95
29 days to 3 months	11.49	15.46	103.90	213.91	0.02	10.02	354.79
3 to 6 months	10.55	18.59	80.03	227.86	0.00	12.91	349.94
6 months to 1 year	18.51	1.57	160.57	361.05	0.00	2.48	544.19
1 to 3 years	18.16	0.88	242.74	1,305.94	2.38	0.85	1,570.95
3 to 5 years	23.16	0.00	231.13	606.65	0.06	0.18	861.18
Above 5 years	32.62	0.01	353.78	452.71	45.46	177.00	1,061.52
Total	**190.88**	**271.61**	**1,767.54**	**3,299.51**	**47.93**	**294.30**	**5,871.77**

1. Consolidated figures for the Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities Limited and its subsidiaries. The maturity pattern of assets for the Bank is based on methodology used for reporting positions to the RBI on asset-liability management. The maturity pattern of assets for the subsidiaries is based on similar principles.

e. Amount of non-performing loans (NPLs) (March 31, 2013)

₹ in billion

NPL classification	Gross NPLs	Net NPLs
Sub-standard	22.47	17.27
Doubtful	73.70	11.82
- Doubtful 1[1]	20.66	8.16
- Doubtful 2[1]	34.03	3.42
- Doubtful 3[1]	19.01	0.24
Loss	10.43	0.02
Total[2, 3]	**106.60**	**29.11**
NPL ratio[4]	**3.13%**	**0.88%**

1. Loans classified as NPLs for 456-820 days are classified as Doubtful 1, 821-1,550 days as Doubtful 2 and above 1,550 days as Doubtful 3.
2. Identification of loans as non-performing/impaired is in line with the guidelines issued by regulators of respective subsidiaries.
3. Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.
4. Gross NPL ratio is computed as a ratio of gross NPLs to gross advances. Net NPL ratio is computed as a ratio of net NPLs to net advances.

f. **Movement of NPLs**

₹ in billion

	Gross NPL	Net NPL
Opening balance at April 1, 2012	106.07	26.92
Additions during the year[1]	38.86	22.80
Reductions/write-offs during the year[1]	(38.33)	(20.61)
Closing balance at March 31, 2013[2]	**106.60**	**29.11**

1. The difference between the opening and closing balances (other than accounts written off during the year) of NPLs in credit cards is included in additions during the year.
2. Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.

g. **Movement of provisions for NPLs**

₹ in billion

	Amount
Opening balance at April 1, 2012	79.16
Provisions made during the year[1]	24.22
Write-offs during the year	(16.90)
Write-back of excess provisions during the year	(8.99)
Closing balance at March 31, 2013[2]	**77.49**

1. The difference between the opening and closing balances (other than accounts written off during the year) of provisions on credit cards is included in provisions made during the year.
2. Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.

h. **Amount of non-performing investments (NPIs) in securities, other than government and other approved securities**

₹ in billion

	Amount[1]
Gross NPIs at March 31, 2013	5.95
Total provisions held on NPIs	(4.84)
Net NPIs at March 31, 2013[1]	**1.11**

1. Includes NPIs of the Bank and its banking subsidiary.

i. **Movement of provisions for depreciation on investments[1]**

₹ in billion

	Amount
Opening balance at April 1, 2012	28.25
Provision/depreciation (net) made during the year	3.14
Write-off/write back of excess provision during the year	(3.42)
Closing balance at March 31, 2013[2]	**27.97**

1. After considering movement in appreciation on investments.
2. Includes all entities considered for Basel II capital adequacy computation.

at March 31, 2013

6. CREDIT RISK: PORTFOLIOS SUBJECT TO THE STANDARDISED APPROACH

a. External ratings

The Bank uses the Standardised approach to measure the capital requirements for credit risk. As per the Standardised approach, regulatory capital requirements for credit risk on corporate exposures is measured based on external credit ratings assigned by External Credit Assessment Institutions (ECAI) specified by RBI in its guidelines on Basel II. As stipulated by RBI, the risk weights for resident corporate exposures are assessed based on the external ratings assigned by domestic ECAI and the risk weights for non-resident corporate exposures are assessed based on the external ratings assigned by international ECAI. For this purpose, at March 31, 2013, the domestic ECAI specified by RBI were CRISIL Limited, Credit Analysis & Research Limited, ICRA Limited, Fitch India, SME Rating Agency of India Limited and Brickwork Ratings India Private Limited, and the international ECAI specified by RBI were Standard & Poor's, Moody's and Fitch. Further, the RBI's Basel II framework stipulates guidelines on the scope and eligibility of application of external ratings. The Bank reckons the external rating on the exposure for risk weighting purposes, if the external rating assessment complies with the guidelines stipulated by RBI.

The key aspects of the Bank's external ratings application framework are as follows:

- The Bank uses only those ratings that have been solicited by the counterparty.
- Foreign sovereign and foreign bank exposures are risk-weighted based on issuer ratings assigned to them.
- The risk-weighting of corporate exposures based on the external credit ratings includes the following:
 - i. The Bank reckons external ratings of corporates either at the credit facility level or at the borrower (issuer) level. The Bank considers the facility rating where both the facility and the borrower rating are available given the more specific nature of the facility credit assessment.
 - ii. The Bank ensures that the external rating of the facility/borrower has been reviewed at least once by the ECAI during the previous 15 months and is in force on the date of its application.
 - iii. When a borrower is assigned a rating that maps to a risk weight of 150%, then this rating is applied on all the unrated facilities of the borrower and risk weighted at 150%.
 - iv. Unrated short-term claim on counterparty is assigned a risk weight of at least one level higher than the risk weight applicable to the rated short term claim on that counterparty.
- The RBI guidelines outline specific conditions for facilities that have multiple ratings. In this context, the lower rating, where there are two ratings and the second-lowest rating where there are three or more ratings are used for a given facility.

b. Credit exposures by risk weights

At March 31, 2013, the credit exposures subject to the Standardised approach after adjusting for credit risk mitigation by risk weights were as follows:

₹ in billion

Exposure category	Amount outstanding[1]
Less than 100% risk weight[3]	3,065.38
100% risk weight	4,839.48
More than 100% risk weight	604.50
Deducted from capital	21.32
Total[2, 3]	**8,530.68**

1. Credit risk exposures include all exposures, as per RBI guidelines on exposure norms, subject to credit risk and investments in held-to-maturity category.
2. Includes all entities considered for Basel II capital adequacy computation.
3. Includes investment in government securities held under held-to-maturity category.

7. CREDIT RISK MITIGATION

a. Collateral management and credit risk mitigation

The Bank has a Board approved policy framework for collateral management and credit risk mitigation techniques, which include among other aspects guidelines on acceptable types of collateral, ongoing monitoring of collateral including the frequency and basis of valuation and application of credit risk mitigation techniques.

Collateral management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of secured creditor in respect of the assets/ contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the bank appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate retain or take legal possession of it in a timely manner in the event of default by the counterparty. The Bank also endeavours to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank's exposure. The collateral value is monitored periodically.

Collateral valuation

As stipulated by the RBI guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible collateral as specified in the Basel II guidelines.

The Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by RBI guidelines. These adjustments, also referred to as 'haircuts', to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights.

Types of collateral taken by the Bank

The Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In case of corporate and small and medium enterprises financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, security of the assets of the borrower and assignment of the underlying project contracts is generally taken. In addition, in some cases, additional security such as pledge of shares, cash collateral, charge on receivables with an escrow arrangement and guarantees is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed. The valuation of the properties is carried out by an empanelled valuer at the time of sanctioning the loan.

The Bank also offers products which are primarily based on collateral such as shares, specified securities, warehoused commodities and gold jewellery. These products are offered in line with the approved product policies, which include types of collateral, valuation and margining.

The Bank extends unsecured facilities to clients for certain products such as derivatives, credit cards and personal loans. The limits with respect to unsecured facilities have been approved by the Board of Directors.

The decision on the type and quantum of collateral for each transaction is taken by the credit approving authority as per the credit approval authorisation approved by the Board of Directors. For facilities provided as per approved product policies, collateral is taken in line with the policy.

at March 31, 2013

Credit risk mitigation techniques

The RBI guidelines on Basel II allow the following credit risk mitigants to be recognised for regulatory capital purposes:

- **Eligible financial collateral,** which include cash (deposited with the Bank), gold (including bullion and jewellery, subject to collateralised jewellery being benchmarked to 99.99% purity), securities issued by Central and State Governments, Kisan Vikas Patra, National Savings Certificates, life insurance policies with a declared surrender value issued by an insurance company, which is regulated by the insurance sector regulator, certain debt securities, mutual fund units where daily net asset value is available in public domain and the mutual fund is limited to investing in the instruments listed above.
- **On-balance sheet netting,** which is confined to loans/advances and deposits, where banks have legally enforceable netting arrangements, involving specific lien with proof of documentation.
- **Guarantees,** where these are direct, explicit, irrevocable and unconditional. Further, the eligible guarantors would comprise:
 - Sovereigns, sovereign entities stipulated in the RBI guidelines on Basel II, bank and primary dealers with a lower risk weight than the counterparty; and
 - Other entities, which are rated AA(-) or better.

The Bank reckons the permitted credit risk mitigants for obtaining capital relief only when the credit risk mitigant fulfills the conditions stipulated for eligibility and legal certainty by RBI in its guidelines on Basel II.

Concentrations within credit risk mitigation

The RBI guidelines, among its conditions for eligible credit risk mitigants, require that there should not be a material positive correlation between the credit quality of the counterparty and the value of the collateral being considered. RMG conducts the assessment of the aspect of material positive correlation on cases referred to it and accordingly evaluates the eligibility of the credit risk mitigant for obtaining capital relief. Currently, the Bank does not have any concentration risk within credit risk mitigation.

b. Portfolio covered by eligible financial collateral (March 31, 2013)

₹ in billion

	Amount[1]
Exposures fully covered by eligible financial collateral, after application of haircut	180.25

1. Includes all entities considered for Basel II capital adequacy computation.

The processes for capital computation and credit risk mitigation based on Basel II guidelines are consistent across subsidiaries of the Bank.

8. SECURITISATION

a. Securitisation objectives, roles played by the Bank and the risks

Objectives

The Bank's primary objective of securitisation activities is to increase the efficiency of capital and enhance the return on capital employed by diversifying sources of funding. The Bank also invests in third party originated securitisation transactions to meet its priority sector lending requirements.

Roles played by the Bank

In securitisation transactions backed by assets either originated by the Bank or third parties, the Bank plays the following major roles:

- **Underwriter**: allowing un-subscribed portions of securitised debt issuances, if any to devolve on the Bank, with the intent of selling at a later stage.
- **Investor/trader/market-maker**: acquiring investment grade securitised debt instruments backed by financial assets originated by third parties for purposes of investment/trading/market-making with the aim of developing an active secondary market in securitised debt.
- **Structurer**: structuring appropriately in a form and manner suitably tailored to meet investor requirements, while being compliant with extant regulations.
- **Provider of liquidity facilities**: addressing temporary mismatches on account of the timing differences between the receipt of cash flows from the underlying performing assets and the fulfillment of obligations to the beneficiaries.
- **Provider of credit enhancement facilities**: addressing delinquencies associated with the underlying assets, i.e. bridging the gaps arising out of credit considerations between cash flows received/collected from the underlying assets and the fulfillment of repayment obligations to the beneficiaries.
- **Provider of collection and processing services**: collecting and/or managing receivables from underlying obligors, contribution from the investors to securitisation transactions, making payments to counterparties/ appropriate beneficiaries, reporting the collection efficiency and other performance parameters and providing other services relating to collections and payments as may be required for the purpose of the transactions.

Risks in securitisation

The major risks inherent in the securitised transactions are:

- **Credit risk:** Risk arising on account of payment delinquencies from underlying obligors/borrowers in the assigned pool.
- **Market risk:**
 i) Liquidity risk: Risk arising on account of lack of secondary market to provide ready exit options to the investors/participants.
 ii) Interest rate risk: Mark to market risks arising on account of interest rate fluctuations.
- **Operational risk:**
 i) Co-mingling risk: Risk arising on account of co-mingling of funds belonging to investor(s) with that of the originator and/or collection and processing servicer, when there exists a time lag between collecting amounts due from the obligors and payment made to the investors.
 ii) Performance risk: Risk arising on account of the inability of a Collection and Processing Agent to collect monies from the underlying obligors as well as operational difficulties in processing the payments.
 iii) Regulatory and legal risk: Risk arising on account of
 - non-compliance of the transaction structures with the extant applicable laws which may result in the transaction(s) being rendered invalid;
 - conflict between the provisions of the transaction documents with those of the underlying financial facility agreements; and

- non-enforceability of security/claims due to imperfection in execution of the underlying facility agreements with the borrower(s).

- **Reputation risk:** Risk arising on account of
 i) rating downgrade of a securitised instrument due to unsatisfactory performance of the underlying asset pool; and
 ii) inappropriate practices followed by the collection and processing agent.

In addition to the above, securitised assets are exposed to prepayment and pipeline and warehousing risks. Prepayment risk arises on account of prepayment of dues by obligors/borrowers in the assigned pool either in part or full. Pipeline and warehousing risks refer to the event where originating banks are unable to off-load assets, which were originated with an intention of selling thus potentially exposing them to losses arising on declining values of these assets. The Bank does not follow the "originate to distribute" model in the domestic market and hence is not exposed to the pipeline and warehousing risks in the domestic market. In the overseas markets, where the Bank executes certain transactions on a "originate to distribute/syndicate" model, the Bank has established an appropriate risk management and mitigation framework to assess and manage any risks associated with such transactions.

Processes in place to monitor change in risks of securitisation exposures

The Bank has established appropriate risk management processes to monitor the risks on securitisation exposures, which include:

i) Monitoring credit risk

The Bank in the capacity of collection and processing agent prepares monthly performance reports which are circulated to investors/assignees/rating agencies. The securitised pools are continuously monitored and those requiring attention are subjected to specific interventions (e.g. focused collection efforts in affected geographies etc.) to improve their performance.

The risk assessment of the pools is done continuously by the rating agencies based on amortisation level, collection efficiency, credit enhancement utilisation levels and credit cover available for balance deal tenor.

ii) Monitoring market risk

The Bank ascertains market value of the securitisation exposures based on extant norms, which is compared with their book value to assess the marked to market impact of these exposures monthly.

Bank's policy governing the use of credit risk mitigation to mitigate the risks retained through securitisation exposures

The Bank has not used credit risk mitigants to mitigate retained risks.

b. Summary of the Bank's accounting policies for securitisation activities

Whether the transactions are treated as sales or financings

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/

premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold.

In accordance with the RBI guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed in RBI guidelines.

Methods and key assumptions (including inputs) applied in valuing positions retained or purchased

The valuation of the retained interests in the form of pass-through certificates (PTCs) is based on the projected cash flows as received from the issuer, which are present valued using the Yield-to-Maturity (YTM) rates, which are computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities as published by Fixed Income Money Market and Derivatives Association (FIMMDA).

The retained/purchased interests in the form of subordinate contributions are carried at book value.

There is no change in the methods and key assumptions applied in valuing retained/purchased interests from previous year.

Policies for recognising liabilities on the balance sheet for arrangements that could require the bank to provide financial support for securitised assets

The Bank provides credit enhancements in the form of cash deposits or guarantees in its securitisation transactions. The Bank makes appropriate provisions for any delinquency losses assessed at the time of sale as well as over the life of the securitisation transactions in accordance with the RBI guidelines.

c. Rating of securitisation exposures

Ratings obtained from ECAIs stipulated by RBI (as stated above) are used for computing capital requirements for securisation exposures. Where the external ratings of the Bank's investment in securitised debt instruments/PTCs are at least partly based on unfunded support provided by the Bank, such investments are treated as unrated and deducted from the capital funds.

d. Details of securitisation exposures in the banking book

i. Total outstanding exposures securitised by the Bank and the related unrecognised gains/(losses) (March 31, 2013)

₹ in billion

Exposure type	Outstanding[1]	Unrecognised gains/(losses)
Vehicle/equipment loans	-	-
Home and home equity loans	6.71	-
Personal loans	-	-
Corporate loans	1.82	-
Mixed asset pool	-	-
Total	**8.53**	**-**

1. The amounts represent the total outstanding principal at March 31, 2013 for securitisation deals and include direct assignments in the nature of sell-downs. Credit enhancements and liquidity facilities are not included in the above amounts. During the year ended March 31, 2013, the Bank had not securitised any assets as an originator.

at March 31, 2013

ii. Break-up of securitisation gains/(losses) (net)

₹ in billion

Exposure type	Year ended March 31, 2013[1]
Vehicle/equipment loans	(0.62)
Home and home equity loans	0.09
Personal loans	0.03
Corporate loans	-
Mixed asset pool	0.22
Total	**(0.28)**

1. The amounts include gain amortised during the year and expenses relating to utilisation of credit enhancements.

iii. Assets to be securitised within a year at March 31, 2013

₹ in billion

	Amount
Amount of assets intended to be securitised within a year	64.13

iv. Securitisation exposures retained or purchased (March 31, 2013)

₹ in billion

Exposure type[1]	On-balance sheet	Off-balance sheet	Total
Vehicle/equipment loans	1.25	1.69	2.94
Home and home equity loans	12.91	0.27	13.18
Personal loans	0.44	1.10	1.54
Corporate loans	1.66	8.13	9.79
Mixed asset pool	3.28	9.51	12.79
Total	**19.54**	**20.70**	**40.24**

1. Securitisation exposures include but are not restricted to liquidity facilities, other commitments and credit enhancements such as interest only strips, cash collateral accounts and other subordinated assets as well as direct assignments in the nature of sell-downs. The amounts are net of provisions. Credit enhancements have been stated at gross levels and not been adjusted for their utilisation.

v. Risk weight bands break-up of securitisation exposures retained or purchased (March 31, 2013)

₹ in billion

Exposure type[1]	<100% risk weight	100% risk weight	>100% risk weight	Total
Vehicle/equipment loans	0.03	-	-	0.03
Home and home equity loans	3.47	3.91	-	7.38
Personal loans	-	-	-	-
Corporate loans	8.13	0.18	-	8.31
Mixed asset pool	4.18	-	-	4.18
Total	**15.81**	**4.09**	**-**	**19.90**
Total capital charge	**0.38**	**0.37**	**-**	**0.75**

1. Includes direct assignments in the nature of sell-downs.

vi. Securitisation exposures deducted from capital (March 31, 2013)

₹ in billion

Exposure type[1]	Exposures deducted entirely from Tier-1 capital	Credit enhancing interest-only strips deducted from total capital[2]	Other exposures deducted from total capital[3]
Vehicle/equipment loans	-	-	2.92
Home and home equity loans	-	0.74	5.06
Personal loans	-	-	1.55
Corporate loans	-	-	1.47
Mixed asset pool	-	0.01	8.59
Total	**-**	**0.75**	**19.59**

1. Includes direct assignments in the nature of sell-downs.
2. Includes subordinate contribution amount deducted from capital.
3. Includes credit enhancements (excluding interest only strips). Credit enhancements have been stated at gross levels and not been adjusted for their utilisation. The amounts are net of provisions.

e. Details of securitisation exposures in the trading book

i. Aggregate amount of exposures securitised for which the Bank has retained some exposures subject to market risk (March 31, 2013)

₹ in billion

Exposure type	Total[1]
Vehicle/equipment loans	-
Home and home equity loans	1.53
Personal loans	-
Corporate loans	-
Mixed asset pool	-
Small enterprise loans	-
Micro credit	-
Total	**1.53**

1. The amounts represent the outstanding principal at March 31, 2013 for securitisation deals.

at March 31, 2013

ii. Securitisation exposures retained or purchased (March 31, 2013)

₹ in billion

Exposure type[1]	On-balance sheet	Off-balance sheet	Total
Vehicle / equipment loans	47.64	-	47.64
Home & home equity loans	13.60	-	13.60
Personal loans	-	-	-
Corporate loans	0.09	-	0.09
Mixed Asset	0.72	-	0.72
Small enterprise loans	6.28	-	6.28
Micro credit	2.31	-	2.31
Total	**70.64**	**-**	**70.64**

1. Securitisation exposures include PTCs originated by the Bank as well as PTCs purchased in case of third party originated securitisation transactions.

iii. Risk weight bands break-up of securitisation exposures retained or purchased and the related capital charge (March 31, 2013)

₹ in billion

	Exposure	Capital charge[1]
<100% risk weight	69.75	1.43
100% risk weight	-	-
>100% risk weight	-	-
Total	**69.75**	**1.43**

1. Represents capital required to be maintained at 9.00% as per RBI guidelines.

vi. Securitisation exposures deducted from capital (March 31, 2013)

₹ in billion

Exposure type	Exposures deducted entirely from Tier-1 capital	Credit enhancing interest-only strips deducted from total capital	Other exposures deducted from total capital[1]
Vehicle/equipment loans	-	-	-
Home and home equity loans	-	-	0.26
Personal loans	-	-	-
Corporate loans	-	-	-
Mixed asset pool	-	-	0.73
Small enterprise loans	-	-	-
Micro credit	-	-	-
Total	**-**	**-**	**0.99**

1. PTCs originated by the Bank whose external credit ratings are at least partly based on unfunded support provided by the Bank have been treated as unrated and deducted from the capital funds at their book values.

9. MARKET RISK IN TRADING BOOK

a. Market risk management policy

Risk management policies

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. The market risk for the Bank is managed in accordance with the Investment Policy and Derivatives Policy which are approved by the Board. The policies ensure that operations in securities, foreign exchange and derivatives are conducted in accordance with sound and acceptable business practices and are as per the extant regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structure that governs transactions in financial instruments. The policies are reviewed periodically to incorporate changed business requirements, economic environment and changes in regulations.

Risk management objectives

The Bank manages its market risk with the broad objectives of:

1. Management of market risk such as interest rate risk, currency risk, equity risk and credit spread risk arising from the investments and derivatives portfolio.
2. Proper classification, valuation and accounting of investments and derivatives portfolio.
3. Adequate and proper reporting of investments and derivative products.
4. Compliance with regulatory requirements.
5. Effective control over the operation and execution of market related transactions.

Structure and organisation of the market risk management function

The Market Risk Management Group (MRMG), which is an independent function reports to the Head - RMG. MRMG exercises independent control over the process of market risk management and recommends changes in policies and methodologies for measuring market risk. There is clear functional separation of:

- Trading i.e. front office; and
- Monitoring, control, settlements and accounting i.e. Treasury Middle Office Group (TMOG).

Strategies and processes

Internal control system

Treasury operations warrant elaborate control procedures. Keeping this in view, the following guidelines are followed for effective control of the treasury operations:

1. Monitoring

 TMOG is responsible for an independent check of the transactions entered into by the front office. It also monitors all limits laid down in the Investment Policy.

2. System controls

 The system used for recording, processing, monitoring and accounting of treasury transactions have adequate data integrity controls. The process for enabling/disabling role-based access is also documented.

3. Delegation and Exception handling processes

 Keeping in view the size of the investment portfolio and the variety of securities that the Bank deals in, authority for investment decisions has been delegated to various dealers depending on business requirements.

The Investment Policy sets out deal-size limits for various products. Various coherence checks have been inserted in the system for ensuring that the appropriate deal size limits are enforced to minimise exceptions.

The Investment Policy lists the value-at-risk (VaR) limits and stop loss limits for different groups. It also defines the approval mechanism in case of breach of these limits.

Scope and nature of risk reporting and/or measurement systems

Reporting

The Bank periodically reports on the various investments and their related risk measures to the senior management and the committees of the Board. The Bank also periodically submits the reports to the regulator as per the regulatory reporting requirements.

Measurement

The Bank has devised various risk metrics for different products and investments. These risk metrics are measured and reported to the senior management independently by TMOG. Some of the risk metrics adopted by the Bank for monitoring its risks are VaR, price value of basis point (PV01) and stop loss amongst others. Limits are placed on various risk metrics, which are monitored on a periodic basis.

Hedging and mitigation

Limits on positions that can be maintained are laid out in the relevant policies. All business groups are required to operate within these limits. Hedge transactions for banking book transactions are periodically assessed for hedge effectiveness.

Frameworks in overseas banking subsidiaries

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage market risk. The frameworks are established considering host country regulatory requirements as applicable.

b. Capital requirements for market risk

The capital requirements for market risk (general and specific) at March 31, 2013 were:

₹ in billion

	Amount[1]
Capital required	**32.46**
- for interest rate risk[2]	26.65
- for foreign exchange (including gold) risk	0.79
- for equity position risk	5.02

1. Includes all entities considered for Basel II capital adequacy computation.
2. Includes capital required of ₹ 1.43 billion for securitisation exposure.

10. OPERATIONAL RISK

a. Operational risk management framework

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputation risk. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and covers a wide spectrum of issues.

Objectives

The objective of the Bank's operational risk management is to manage and control operational risks in a cost effective manner within targeted levels of operational risk consistent with the Bank's risk appetite as specified

in the Operational Risk Management Policy (the Policy) approved by the Board of Directors. The Policy aims to:

- Define Bank level operational risk appetite;
- Establish clear ownership and accountability for management and mitigation of operational risk;
- Help business and operations to improve internal controls, reduce likelihood of occurrence of operational risk incidents and minimise potential impact of losses;
- Minimise losses and customer dissatisfaction due to failure in processes;
- Develop comprehensive operational risk loss database for effective mitigation;
- Meet regulatory requirements as set out in the guidance note on management of operational risk issued by the RBI; and
- Compute capital charge for operational risk as per the guidelines issued by the RBI.

Operational risk management governance and framework

The Bank has a comprehensive risk governance structure in line with the RBI guidelines. Further, the Bank is in compliance with the corporate governance requirements of Securities and Exchange Board of India (SEBI), Companies Act and Sarbanes Oxley (SOX) Act (USA).

The Board level committees that undertake supervision and review of operational risk aspects are the Risk Committee (RC), Fraud Monitoring Committee (FMC), Audit Committee (AC) and Information Technology Strategy Committee (ITSC).

The executive level committees that undertake supervision and review of operational risk aspects are the Operational Risk Management Committee (ORMC), Outsourcing Committee (OCM), Information Security Committee (ISC), Business Continuity Management Steering Committee (BCMC), and Product and Process Approval Committee (PAC),

The Board and the Risk Committee reviews the operational risk level and direction and the material operational risk exposures. The Fraud Monitoring Committee reviews the fraud risk aspects. The Information Technology Strategy Committee reviews IT risk aspects. The Audit Committee supervises the audit and compliance related aspects. Internal Audit Department carries out audit according to the Risk Based Audit Plan and reports the findings to the Audit Committee.

In line with the RBI guidelines, an independent Operational Risk Management Group (ORMG) was set up in the year 2006. The Bank's operational risk management governance and framework is defined in the Policy. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. For the purpose of robust quality of operational risk management across the Bank, the operational risk management processes of the Bank have been certified for ISO 9001:2008 standard.

The Policy also specifies the composition, roles and responsibilities of Operational Risk Management Committee (ORMC). ORMC is responsible for overseeing all material operational risks, responses to risk issues and the adequacy and effectiveness of controls within a given operational risk control area.

The key elements in the operational risk management framework as defined in the Policy include:

- Identification and assessment of operational risks and controls;
- New product and processes approval framework;
- Measurement through incident and exposure reporting;

- Monitoring through key risk indicators; and
- Mitigation through process and controls enhancement and insurance.

The Bank has implemented Outsourcing Policy approved by the Board of Directors, which specifies the composition, roles and responsibilities of Outsourcing Committee. The Outsourcing Committee is responsible for:

- Assessing the risk and ensure mitigation for the same for all material outsourced activities;
- Approving new outsourced activities;
- Ensuring that periodic review of outsourced agencies is conducted by the business/operations group; and
- Putting in place a central database on outsourcing.

Identification and assessment

Operational risks and controls across the Bank are documented and updated regularly. Each business and operations group in the Bank has business operational risk managers within the group. ORMG along with these managers facilitates the business and operation groups for carrying out risk and control self-assessments on a periodic basis as per the plan approved by the ORMC. Risk mitigation plans are monitored to ensure timely mitigation of risks. Internal controls are tested by Internal Audit Group in the Bank. The testing results are incorporated in the operational risk assessment. The Bank has a comprehensive Product and Process Approval framework along with the detailed operating guidelines for effective new product and process risk management. As per the framework, Bank has a Product and Process Approval Committee (PAC) in place. The role of PAC is to assess the proposed product offering/process improvement from the business and operational perspective, examine the feasibility of system requirements for supporting the product/process and ascertain that adequate risk mitigation, legal and compliance measures are considered. All the new products and processes including modifications thereof are reviewed by the control groups such as risk, compliance, legal and audit, prior to being placed before the Committee for approval.

Measurement, monitoring, mitigation and reporting

Operational risk incidents are reported regularly and transactions resulting in losses are routed through operational risk account. Root cause analysis is carried out for the significant operational risk incidents reported and corrective actions are incorporated back into respective processes. The Bank has implemented incident reporting systems, which facilitate capturing of operational risk incidents by the employees of the Bank.

The operational risk losses and incident analysis are submitted to the Risk Committee and to the Board on a periodic basis. Operational risk exposures (risk and control self assessment results, operational risk incidents analysis, key risk indicators and open risks) are monitored by the ORMC on a regular basis and reported to the business heads in the form of dashboards on a periodic basis.

The Bank has initiated steps to adopt advanced approaches for operational risk capital computation. The Bank had filed an application with the RBI for migration to The Standardised Approach (TSA). The Bank has been estimating Operational Value at Risk (OpVaR) for the purpose of Internal Capital Adequacy Assessment Process (ICAAP). The OpVaR is estimated based on the principles of AMA by using internal loss data, scenario analysis and external loss data. The OpVaR is stress tested on a quarterly basis to ensure adequacy of the capital provided for operational risk and is compared with trends of actual losses.

For facilitating effective operational risk management, the Bank has implemented a comprehensive operational risk management system. The application software comprises five modules namely incident management, risk and control self-assessment, key indicators, scenario analysis and issues and action.

Operational risk management in overseas branches and banking subsidiaries

ORMG is responsible for design, development and continuous enhancement of the operational risk management framework across the Bank including overseas banking subsidiaries and overseas branches. While the common framework is adopted, suitable modifications in the processes are carried out depending upon the requirements of the local regulatory guidelines. ORMG exercises oversight through the process of periodic review of operational risk management in the international locations.

Operational risk management in other subsidiaries

The Bank has designed Group Operational Risk Management Policy. The Policy document describes the approach towards the management of operational risk within ICICI Group. While the common framework is adopted, suitable modifications in the processes are carried out depending upon the requirements of the regulatory guidelines of the respective companies.

b. Capital requirement for operational risk (March 31, 2013)

As per the RBI guidelines on Basel II, the Bank has adopted Basic Indicator approach for computing capital charge for operational risk. The capital required for operational risk at March 31, 2013 was ₹ 27.49 billion.

11. INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

a. Risk Management Framework for IRRBB

Interest rate risk is the risk of potential variability in earnings and capital value resulting from changes in market interest rates. IRRBB refers to the risk of deterioration in the positions held on the banking book of an institution due to movement in interest rates over time. The Bank holds assets, liabilities and off balance sheet items across various markets with different maturity or re-pricing dates and linked to different benchmark rates, thus creating exposure to unexpected changes in the level of interest rates in such markets.

Organisational set-up

ALCO is responsible for management of the balance sheet of the Bank with a view to manage the market risk exposure assumed by the Bank within the risk parameters laid down by the Board of Directors/Risk Committee. The Asset Liability Management Group (ALMG) at the Bank monitors and manages the risk under the supervision of ALCO. Further, the Asset Liability Management (ALM) groups in overseas branches manage the risk at the respective branches, in coordination with the Bank's ALMG.

The ALM Policy of the Bank contains the prudential limits on liquidity and interest rate risk, as prescribed by the Board of Directors/Risk Committee/ALCO. Any amendments to the ALM Policy can be proposed by business group(s), in consultation with the market risk and compliance teams and are subject to approval from ALCO/Risk Committee/Board of Directors, as per the authority defined in the Policy. The amendments so approved by ALCO are presented to the Board of Directors/Risk Committee for information/approval.

TMOG is an independent group responsible for preparing the various reports to monitor the adherence to the prudential limits as per the ALM Policy. These limits are monitored on a regular basis at various levels of periodicity. Breaches, if any, are duly reported to ALCO/Risk Committee/Board of Directors, as may be required under the framework defined for approvals/ratification. Upon review of the indicators of IRRBB and the impact thereof, ALCO may suggest necessary corrective actions in order to realign the exposure with the current assessment of the markets.

Risk measurement and reporting framework

The Bank proactively manages impact of IRRBB as a part of its ALM activities. ALM policy defines the different types of interest rates risks that are to be monitored, measured and controlled. ALCO decides strategies for managing IRRBB at the desired level. Further, ALCO periodically gives direction for management of interest

rate risk on the basis of its expectations of future interest rates. Based on the guidance, ALMG manages the IRRBB with the help of various tools i.e. gap analysis, earning at risk (EaR), duration of equity (DoE), stress testing for basis risk etc. These tools are as follows:

- **Gap analysis:** The interest rate gap or mismatch risk is measured by calculating gaps over different time intervals at a given date for domestic and overseas operations. Gap analysis measures mismatches between rate sensitive liabilities (RSL) and rate sensitive assets (RSA) (including off-balance sheet positions). The report is prepared by grouping rate sensitive liabilities, assets and off-balance sheet positions into time buckets according to residual maturity or next re-pricing period, whichever is earlier. For non-maturity assets/liabilities (for instance, working capital facilities on the assets side and current and savings account deposits on the liabilities side) grouping into time buckets is done based on behavioral studies or by making certain assumptions. The difference between RSA and RSL for each time bucket signifies the gap in that time bucket. The direction of the gap indicates whether net interest income is positively or negatively impacted by a change in the direction of interest rates and the extent of the gap approximates the change in net interest income for that given interest rate shift. The ALM Policy of the Bank stipulates bucket-wise limits on Rupees interest rate gaps for the domestic operations of the Bank, linked to the networth of the Bank.

- **EaR:** From an EaR perspective, the gap reports indicate whether the Bank is in a position to benefit from rising interest rates by having a positive gap (RSA > RSL) or whether it is in a position to benefit from declining interest rates by a negative gap (RSL > RSA). The Bank monitors the EaR with respect to net interest income (NII) based on a 100 basis points adverse change in the level of interest rates. The magnitude of the impact over a one year period, as a percentage of the NII of the previous four quarters gives a fair measure of the earnings risk that the Bank is exposed to. The EaR computations include the banking book as well as the trading book.

 For some of the products, Bank provides its depositors and borrowers an option to terminate the deposit/ loan pre-maturely. These products may or may not provide for a penalty for premature termination. In case of pre-mature terminations, the Bank faces a risk of re-pricing of the assets/liabilities at the current rates and the resultant impact on the NII (adjusted for the penalty), over and above the impact as estimated through EAR. However, the re-pricing/re-investment risk is partly mitigated on account of the premature termination option in wholesale term deposits and term loans being captured through the behavioral studies implemented in the interest rate gap statement as mentioned in the earlier paragraphs

- **DoE:** Change in the interest rates also have a long-term impact on the market value of equity of the Bank, as the economic value of the Bank's assets, liabilities and off-balance sheet positions is impacted. Duration is a measure of interest rate sensitivity of assets, liabilities and also equity. It may be defined as the percentage change in the market value of an asset or liability (or equity) for a given change in interest rates. Thus DoE is a measure of change in the market value of equity of a firm due to the identified change in the interest rates. The Bank uses DoE as a part of framework to manage IRRBB for its domestic and overseas operations and DoE is computed for the overall Bank and banking book separately. The ALM Policy stipulates a limit on the overall DoE of the Bank and the banking book separately in order to monitor and manage IRRBB. The utilisation against these limits is computed for appropriate interest rate movements and monitored periodically.

- **Stress test for basis risk:** The assets and liabilities on the balance sheet are priced based on multiple benchmarks and when interest rates fluctuate, all these different yield curves may not necessarily move in tandem exposing the balance sheet to basis risk. Therefore, over and above the EaR, the Bank measures the impact of differential movement in interest rates across benchmark curves. For the domestic operations various scenarios of interest rate movements (across various benchmark yield curves) are identified and the worst-case impact is measured as a percentage of the aggregate of Tier-1 and Tier-2 capital. These scenarios take into account the magnitude as well as the timing of various interest rate

movements (across curves). Currently, the scenarios provide for differential movements in each yield curve but the movement in each curve is assumed to be parallel. Further, for the overseas operations of the Bank, assets and liabilities are primarily linked to LIBOR and the basis risk is computed for a parallel shift in LIBOR as well as the spread over LIBOR. The basis risk for the overall Bank is a summation of the basis risk arising from domestic and overseas operations.

Most of the other banking entities in the Group, wherever applicable, also monitor IRRBB through similar tools and limit framework.

Marked-to-market (MTM) on the trading book

In addition to the above, the price risk of the trading book is monitored through a framework of VaR and cumulative stop loss limits. The management of price risk of the trading book is detailed in the Investment Policy.

Hedging policy

Depending on the underlying asset or liability and prevailing market conditions, the Bank enters into hedge transactions for identified assets or liabilities. The Bank has a policy for undertaking hedge transactions. These hedges are periodically assessed for hedge effectiveness as per the applicable financial guidelines. The hedges that meet the effectiveness requirements are accounted for on a basis similar to the underlying asset/liability.

Frameworks in overseas banking subsidiaries

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage interest rate risk in the banking book. The frameworks are established considering host country regulatory requirements as applicable.

b. Level of interest rate risk

The following table sets forth one possible prediction of the impact on the net interest income of changes in interest rates on interest sensitive positions for the year ending March 31, 2013, assuming a parallel shift in the yield curve:

₹ in million

	Change in interest rates[1]	
Currency	**-100 basis points**	**+100 basis points**
INR	(4,873.8)	4,873.8
USD	(811.7)	811.7
JPY	(6.8)	6.8
GBP	(108.7)	108.7
EURO	(154.6)	154.6
CHF	(3.1)	3.1
CAD	(253.7)	253.7
Others	(145.0)	145.0
Total	**(6,357.4)**	**6,357.4**

1. Consolidated figures for ICICI Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities and its subsidiaries.

at March 31, 2013

The following table sets forth one possible prediction of the impact on economic value of equity of changes in interest rates on interest sensitive positions at March 31, 2013, assuming a parallel shift in the yield curve:

₹ in million

	Change in interest rates[1,2]	
Currency	**-100 basis points**	**+100 basis points**
INR	21,474.7	(21,474.7)
USD	1,652.5	(1,652.5)
JPY	(138.5)	138.5
GBP	92.5	(92.5)
EURO	(567.9)	567.9
CHF	5.1	(5.1)
CAD	490.8	(490.8)
Others	(266.4)	266.4
Total	**22,742.8**	**(22,742.8)**

1. For INR, coupon and yield of Indian government securities and for other currencies, coupon and yield of currency-wise Libor/swap rates have been assumed across all time buckets that are closest to the mid point of the time buckets.
2. Consolidated figures for ICICI Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities and its subsidiaries.

12. LIQUIDITY RISK

Liquidity risk is the risk of inability to meet financial commitments as they fall due, through available cash flows or through sale of assets at fair market value. It is the current and prospective risk to the Bank's earnings and equity arising out of inability to meet the obligations as and when they become due. It includes both, the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities as well as the risk of being unable to liquidate a position in a timely manner at a reasonable price.

The goal of liquidity risk management is to be able, even under adverse conditions, to meet all liability repayments on time and to fund all investment opportunities by raising sufficient funds either by increasing liabilities or by converting assets into cash expeditiously and at reasonable cost.

Organisational set-up

The Bank manages liquidity risk in accordance with its ALM Policy. This policy is framed as per the extant regulatory guidelines and is approved by the Board of Directors. The ALM Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign with changes in the economic landscape. The ALCO of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the ALM Policy. The Risk Committee of the Board has oversight on the ALCO.

Risk measurement and reporting framework

The Bank proactively manages liquidity risk as a part of its ALM activities. The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity (SSL), dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis.

The SSL is used as a standard tool for measuring and managing net funding requirements and assessment of surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets,

liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioural maturity. For non-maturity assets/liabilities, e.g. working capital facilities on the assets side and current account & savings account deposits on the liabilities side, grouping into time buckets is done based on the assumptions/ behavioral studies. The SSL for domestic operations as well as international operations of the Bank is prepared on a regular basis. The utilisation against gap limits laid down for each bucket is reviewed by ALCO of the bank/ branch.

The Bank also prepares dynamic liquidity gap statements, which in addition to scheduled cash flows, also considers the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity gap statements are prepared in close coordination with the business groups, and cash flow projections based on the same are presented to ALCO periodically. As a part of the stock and flow approach, the Bank also monitors various liquidity ratios, and limits are laid down for these ratios under the ALM Policy.

Further, the Bank has a Board approved liquidity stress testing framework, as per which the Bank gauges its liquidity position under a range of stress scenarios. These scenarios cover Bank specific and market-wide stress situations and have been designed for the domestic and the international operations of the Bank. The potential impact on the Bank's financial position for meeting the stress outflows under these scenarios is measured and is subject to a stress tolerance limit specified by the Board. The results of liquidity stress testing are reported to ALCO on a monthly basis.

The Bank has also framed a Liquidity Contingency Plan (LCP), which serves as a framework for early identification and calibrated action in the event of tight liquidity conditions. The LCP includes various indicators which are monitored regularly, and lays down the mechanism for escalation, remedial action and crisis management until return to normalcy.

Liquidity management

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, current accounts and savings deposits payable on demand form a significant part of the Bank's funding and the Bank is working with a concerted strategy to sustain and grow this segment of deposits along with retail term deposits. These deposits are augmented by wholesale deposits, borrowings and through issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets to protect against stress conditions.

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the ALM Policy has stipulated limits for borrowing and lending in the inter-bank market. The Bank also has access to refinancing facilities extended by the RBI.

For the overseas operations too, the Bank has a well-defined borrowing program. The US dollar is the base currency for the overseas branches of the Bank, apart from the branches where the currency is not freely convertible. In order to maximise the borrowings at reasonable cost, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from banks against the buyer's credit and other forms of trade assets. The loans that meet the criteria of the Export Credit Agencies are refinanced as per the agreements entered with these agencies. Apart from the above the Bank is also focused on increasing the share of retail deposit liabilities at overseas branches, in accordance with the regulatory framework at the host countries.

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage liquidity risk. The frameworks are established considering host

country regulatory requirements as applicable. Besides, as per local regulatory requirements, ICICI Bank UK PLC has implemented its Individual Liquidity Adequacy Assessment (ILAA) framework, which stipulates the level of liquidity required to meet the UK regulatory requirements and the liquidity commensurate with the risks identified in its portfolio and strategic plans.

In summary, the Bank has in place robust governance structure, policy framework and review mechanism to ensure availability of adequate liquidity even under stressed market conditions.

13. RISK MANAGEMENT FRAMEWORK OF ICICI SECURITIES PRIMARY DEALERSHIP LIMITED

The Board of Directors of the Company maintains oversight on the risk management framework of the Company and approves all major risk management policies and procedures. The Risk Management Committee of the Board is responsible for analysing and monitoring the risks associated with the different business activities of the Company and ensuring adherence to the risk and investment limits set by the Board of Directors.

The risk management function in the Company is managed by the Corporate Risk Management Group within the broad framework of risk policies and guidelines established by the Risk Management Committee.

The risk control framework is through an effective management information system, which tracks the investments as well as the VaR reports for portfolios. Valuation of instruments is carried out by mid-office as per guidelines issued by RBI/FIMMDA and other applicable regulatory agencies.

14. RISK MANAGEMENT FRAMEWORK OF ICICI HOME FINANCE COMPANY LIMITED

The Board of Directors of the Company is responsible for the oversight and control of the functioning of the Company and approves all major policies and procedures of the Company. The Board of Directors has oversight of all the risks assumed by the company. The Board delegates authority to various committees responsible for managing the day-to-day activities such as:

a) Audit and Risk Management Committee

b) Management Committee

c) Asset Liability Management Committee

d) Committee of Directors

e) Committee of Executives

f) Product & Processes Approval Committee

g) Banking Operations and Premises Committee

The policies approved by the Board of Directors form the governing framework for overall risk management. The key policies in this regard are Asset Liability Management Policy, Investment Policy, Anti-Money Laundering Policy, Risk Management Policy, Credit & Recovery Policy, Credit Approval Authorisation Manual, Operational Risk Management Policy and Outsourcing Policy. Business activities are undertaken within this framework. Independent support groups such as Compliance and Policy & Risk have been constituted to facilitate independent evaluation, monitoring and reporting of various risks. Additionally, independent functions such as internal audit & legal are supported by the Internal Audit Department & Corporate Legal Group of ICICI Bank under the oversight & monitoring of the Audit Committee of the Board of ICICI Home Finance Company. These support groups function independent of the business groups and represent themselves at the various committees.

The Company's balance sheet is exposed to liquidity and interest rate risks arising out of borrowing and lending business. The Asset Liability Management Committee has overall responsibility of monitoring and managing the structural liquidity and interest rate risk. The Asset Liability Management Committee on a periodic basis (at least

once in quarter and more often if required) reviews the asset liability management position. The company also has in place Liquidity Contingency Plan that defines the minimum threshold level of liquidity to be maintained. Interest rate risk may arise due to change in interest rate environment.

15. RISK MANAGEMENT FRAMEWORK OF ICICI PRUDENTIAL LIFE INSURANCE COMPANY LIMITED

The risk governance structure consists of the Board, Board Risk Management Committee (BRMC), Executive Risk Committee (ERC) and its sub committees. The BRMC comprises non-executive directors. The Board, on recommendation of BRMC, has approved the following risk policies:

- Board Market Risk Policy;
- Board Credit Risk Policy;
- Board Liquidity Risk Policy;
- Board Insurance Risk Policy;
- Board Operational Risk Policy;
- Board Reinsurance Risk Policy;
- Board Underwriting Risk Policy; and
- Board Outsourcing Risk Policy.

The risk policies set out the governance structure for risk management in the Company. The ERC is responsible for assisting the Board and the BRMC in their risk management duties and, in particular, is responsible for assisting the Board and the BRMC in their risk management duties and, in particular, is responsible for the approval of all new products launched by the Company.

The Investment Risk Committee assists the ERC in identification, measurement, monitoring and control of market, liquidity and credit risks. This includes asset liability management through regular monitoring of the equity backing ratios and asset liability duration mismatch. The Company has a liquidity contingency plan in place. The Insurance Risk Committee assists the ERC in identification, measurement, monitoring and control of insurance risks i.e. persistency, mortality, morbidity and expense risks.

The Operational Risk Committee assists the ERC in identification, measurement, monitoring and control of operational risks i.e. risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Outsourcing Committee reports to the ERC on management of outsourcing risk i.e. risk due to using the services of a third party to perform activities on a continuous basis that would have been normally undertaken by the Company.

The risk management model of the Company comprises a four stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. The Company's Risk Policies detail the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by the Company and mitigation measures is placed before the BRMC on a periodic basis.

16. RISK MANAGEMENT FRAMEWORK OF ICICI LOMBARD GENERAL INSURANCE COMPANY LIMITED

The objective of the Risk Management Framework of the Company is to ensure that various risks are identified, measured, mitigated and that policies, procedures and standards are established to address these risks for systemic response and adherence.

at March 31, 2013

The Company has identified enterprise wide risks, which are categorized under 5 broad categories viz. Credit Risk, Market Risk, Underwriting Risk, Operational Risk and Strategic Risk. The broad structure of the framework is as follows:

- Risk identification, assessment and mitigation process;
- Risk management and oversight structure; and
- Risk monitoring and reporting mechanism.

As part of the Enterprises Risk Management exercise, critical risks along with the detailed mitigation plan are presented to the Risk Committee. The risk mitigation plans are monitored regularly by the Company to ensure their timely and appropriate execution. A Risk Register is maintained to capture inventory of risks that the Company is exposed to along with mitigation and corrective action plans. The Risk Committee is updated on the progress on a quarterly basis.

The senior management of the Company is responsible for periodic review of the risk management process to ensure that the process initiatives are aligned to the desired objectives. The Management Reassurance Function is responsible for review of risk management processes within the Company and for the review of self-assessments of risk management activities. Further, compliance testing is done on a periodic basis and the Risk Committee is kept appraised of the outcome of the same.

The Company's reinsurance program defines the retention limit for various classes of products. Further, the Company has in place a retention reinsurance philosophy, which defines the product-wise retention limits on a per-risk basis as well as a retention limit on a per-event basis. The Underwriting Policy defines product-wise approval limits for various underwriters. The Investment Policy lays down the asset allocation strategy to ensure financial liquidity, security and diversification. The Company also has in place a Capital Adequacy and Liquidity Management Framework and an Asset Liability Management Policy. These policies ensure maintenance of adequate level of capital at all times to meet diverse risk related to market and operations. The Operational Risk policy defines the tolerance limits and lays down the framework for monitoring, supervision, reporting and management of operational risks for the Company.

Stress testing is conducted on a periodic basis to identify and quantify the overall impact of different stress scenarios on the Company's financial position. These tests do not predict what will happen, but are useful for examining what might happen.

The Risks Management Framework of the Company is overseen by the Risk Committee of the Board. The Company has a Chief Risk Officer who is responsible for the implementation and monitoring of the framework.

17. RISK MANAGEMENT FRAMEWORK OF ICICI SECURITIES LIMITED

The Board of Directors of ICICI Securities has constituted a Risk Management Committee for identifying and assessing risks, framing risk management policies and methodologies, ensuring compliance of the same, managing various risks, analysing and monitoring various products/processes/policies from an operational risk perspective and suggesting risk controls to ensure that the residual risk of various business activities is within tolerable limits. The Risk Management Committee meets at least once in a quarter.

The risk management function in the Company is performed by the Internal Controls team within the broad framework as contained in the Corporate Risk and Investment Policy (CRIP). The CRIP is approved by the RMC. The Corporate Risk Management Group along with Operations Risk Management Group aims at anticipating risks, proactively planning for managing such risks and being better equipped for handling/managing any uncertainties.

The finance team works under the broad framework of Asset Liability Management Policy to ensure maintenance of adequate level of economic capital at all times.

Further, the following committees also contribute to the operational efficiency and risk management of the company:

- Audit Committee;
- Product & Processes Approval Committee;
- Compliance Committee;
- Investment Committee;
- Commitment Committee; and
- Information Technology (IT) Risk & Customer Service Committee.

In addition to the above, various other policies including Prevention of Money Laundering Policy, Oversight Policy, Whistle Blower Policy, Fraud Risk Management Policy and Prevention of Insider Trading Policy (Code of Conduct) help in mitigating various risks faced by the Company. Further, activities such as internal audit of various business units and corporate services, risk based compliance monitoring, risk and controls self assessment, operational risk reviews and SEBI mandated internal audit of broking operations ensure the independent evaluation, monitoring and reporting of the risks.

18. RISK MANAGEMENT FRAMEWORK OF ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED

The policies approved by the Board of Directors form the governing framework for overall risk management. The key policies in this regard are Anti-money laundering policy, Insider Trading Policy, Chinese Wall Policy, Conflict Resolution Policy, Arm's Length Policy, Anti-Bribery & Anti-Corruption Policy. Business activities are undertaken within this framework. Independent groups such as Compliance and Operational Risk have been constituted to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups and represent themselves at the Audit Committee of the Board of the company and also interface with the corresponding groups at ICICI Bank for a Group level oversight.

The Operational Risk Management function was created during fiscal 2011 to establish an operational risk management framework in the company. The framework includes the Operational Risk Management Policy, Board-approved process manuals and Operational Risk Management Committee. A Risk Register has also been created and maintained as a part of the Risk and Control Self Assessment exercise involving all the departments in the company. The Register contains an inventory of risks that the company is exposed to along with existing controls. The Operational Risk Management Committee overviews the functioning of operational risk management within the company.

19. RISK MANAGEMENT FRAMEWORK OF ICICI PRUDENTIAL ASSET MANAGEMENT COMPANY LIMITED

ICICI Prudential AMC has in place a Risk Management Policy detailing the philosophy and procedure adopted to identify, measure, monitor and treat/mitigate risk at the enterprise level. As per the policy, the management reviews the risk levels and action plans at a Risk Management Committee meeting, which is convened on a quarterly basis.

The Risk Management Committee addresses a wide range of issues such as operational risk, investment risk, reputation risk and strategic risk. Also a key risk report summarising the key risks faced by the enterprise is placed before the Audit & Risk Committee (which is a board-level committee) and Risk Management Committee periodically.

The risk management team carries out operational risk assessment across all business processes/lines and appraises the Risk Committee on the key operational risk areas and suggested action plans if any to mitigate the risks.

Investment Risk oversight forms an integral part of the overall risk management framework and is guided by the Equity Investment and Debt Investment policy for mutual funds. The process of assessment of investment risk includes portfolio construction/asset allocation, analysis of performance of funds, review of credit/counterparty/concentration risk, monitoring of liquidity risk in debt funds (major money market & short term funds), stress testing of liquidity risk & impact review of trade price vs Volume-weighted average price etc. To sensitise management regarding any exceptions in the area of investments, the investment risk oversight reporting forms part of the Risk Management Committee agenda.

The company has in place various policies to manage operational risk such as the business continuity plan, information technology security policy, product and process approval guidelines, procedure manuals etc.

ICICI Bank

Glossary of terms

Working funds	Average of total assets as reported in form X to Reserve Bank of India
Average deposits	Average of deposits as reported in form A to Reserve Bank of India
Average advances	Average of advances as reported in form A to Reserve Bank of India
Business	Total of average deposits plus average advances
Average total assets	Averages of total assets as reported in from X to Reserve Bank of India
Operating profit	Profit before provisions and contingencies
Number of employees	Quarterly average of number of employees. The number of employees includes sales executives, employees on fixed term contracts and interns
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Interest income to working funds	Interest income divided by working funds
Non-interest income to working funds	Non-interest income divided by working funds
Operating profit to working funds	Operating profit divided by working funds
Return on assets	Net profit after tax divided by average total assets
Profit per employee	Net profit after tax divided by number of employees
Business per employee	Average deposits plus average advances divided by number of employees
Average equity	Quarterly average of equity share capital and reserves
Average assets	Averages of daily balances, except averages of foreign branches which are fortnightly averages
Return on average equity	Net profit after tax divided by average equity
Return on average assets	Net profit after tax divided by average assets
Net interest margin	Total interest earned less total interest paid divided by average interest earning assets
Average yield	Yield on interest earning assets
Average cost of funds	Cost of interest bearing liabilities
Interest spread	Average yield less average cost of funds
Book value per share	Capital plus reserves divided by outstanding number of equity shares

Promoting Inclusive Growth

ICICI FOUNDATION FOR INCLUSIVE GROWTH

ICICI Foundation for Inclusive Growth (ICICI Foundation) was set up by the ICICI Group in early 2008 with a view to carry forward and build upon its legacy of promoting inclusive growth. ICICI Foundation works primarily with government authorities and specialised grassroot organisations to support developmental work in identified focus areas.

In fiscal 2012, ICICI Foundation moved its focus from being just a donor to becoming a key stakeholder in design, implementation and impact evaluation of its programmes and projects. During fiscal 2013, ICICI Foundation further strengthened its efforts in identified areas - Elementary Education, Sustainable Livelihoods, Primary Health and Financial Inclusion. All of ICICI Foundation's activities are focused around building capabilities and developing innovative models that can be replicated and scaled up in the future.



Mr. Kapil Sibal, Union Minister of Communications & Information Technology, and Ms. Chanda Kochhar, MD & CEO, ICICI Bank at the Inclusive India Awards function

AREAS OF FOCUS

1. Elementary Education

(i) School and Teacher Education Reform Programme (STERP), Rajasthan:

ICICI Foundation's flagship education programme, STERP, is being implemented through a six-year partnership with the Government of Rajasthan. The programme endeavours to deliver a child-centric learning environment in Government elementary schools with the aim of instilling critical thinking and meaningful learning among students. In its second year now, STERP aims to bring about a strategic shift in the State's elementary education system and bring it in line with the National Curriculum Framework (NCF) 2005, the National Curriculum Framework for Teacher Education (NCFTE) 2009 and the Right to Education (RtE) Act 2009.

The STERP programme has four key objectives, the progress of which are as below:

(a) Revision and renewal of curriculum, syllabus guidelines and development of new textbooks: During fiscal 2013, the curricula and syllabi for Classes I to VIII have been revised and new English textbooks for Classes VI, VII and VIII have been developed. Publication of 13 new textbooks has also since been approved, taking the total number of new textbooks developed to 16.

(b) Education and training of in-service teachers: At least 300,000 in-service teachers in Rajasthan need proper training to professionally develop themselves in line with NCF 2005, NCFTE 2009 and RtE 2009. The training is being conducted on a 'cascade' model through a two-tier structure involving 250 Key Resource Persons (KRPs) and 2,500 Master Trainers (MTs). Training modules for English textbooks (Class VI to VIII) were developed and training was conducted by 70 KRPs and 500 MTs for 25,000 in-service teachers.

The curriculum and syllabus for the Basic School Training Certificate (BSTC) programme have also been revised, approved and placed in the public domain for feedback.

(c) Governance and Institutional Accountability:
The RtE Act 2009 specifies that every child in the age group of 6 to 14 years has a right to good quality and free education. The RtE also mandates recruitment and training of an adequate number of trained teachers to be able to meet the required ratio of one teacher for every 30 students. Apart from training teachers, STERP also supports professional development of administrative functionaries, including District Education Officers, Block Education Officers and District Project Coordinators.

Through STERP, ICICI Foundation aims to cover the issues impacting the learning environment. At the district level, Teacher Support Units (TSUs) have been created within the District Institute of Education and Training (DIET). 150 demonstration schools from the districts of Baran, Churu and Jaipur in Rajasthan have been taken up as part of the endeavour for capacity building and making the schools RtE compliant.

This includes establishment of School Management Committees (SMCs) comprising community-based groups of parents and stakeholders to oversee on these schools. TSUs provide full support to on-ground resource personnel delivering academic inputs and support to school teachers.

Work is continuing with SMCs having been constituted in 127 schools. Further, 40 Nodal Head Masters have completed training. They will be responsible for management of a cluster of schools.

(d) Impact Assessment:
The programme seeks to assess the impact of its intervention continuously. An independent baseline study identified poor knowledge and learning indicators of teachers and students. Some insights from this study were taken into account while developing the textbooks and the training programme. Steps have also been initiated for documenting the entire process of ICICI Foundation's intervention. This highlights various stages in the evolution of this programme with the aim of delivering quality education.



A meeting of State Steering Committee, comprising national and state-level educationists, government education functionaries and specialist organisations

HIGHLIGHTS

- Process for development of new textbooks has been achieved through a national consultative mechanism
- A Teacher Educator Group (TEG) has been formed, comprising about 500 experts and academicians from the state and national educational agencies, educational institutions and universities to develop textbooks
- Sub-groups of TEG assess the content through multiple stages of evaluation before presenting it to the State Steering Committee (SSC) for its final approval
- Upon approval, the material is placed in the public domain inviting suggestions from the public at large

ii) School and Teacher Education Reform Programme, Chhattisgarh:

In 2002, keeping in mind the specific socio-cultural background of the newly formed state of Chhattishgarh, ICICI Bank and its partners developed new curricula and textbooks for Classes I to VIII.

These textbooks have been in use since 2007 benefitting around five million children. Further, in 2012, the Foundation signed a MoU for School and Teacher Education Reform Programme with the Government of Chhattisgarh to enable qualitative improvement in teaching-learning processes in coordination with the State Council for Educational Research and Training (SCERT) by:

- Revising State Curriculum Framework, 2007 in line with RtE, 2009, instituting a mechanism for periodic review of textbooks
- Pre-service and in-service teacher education (including 40,000 untrained teachers)
- Developing four District Institutes of Education & Training (DIETs) as subject specific centres of excellence
- Developing 100 schools in Chattisgarh as RtE compliant model schools

iii) English Relay Programme, Assam:

ICICI Foundation has successfully completed the English Relay Programme (ERP) pilot project in 100 government schools in Kamrup district, Assam. The pilot project aims to enhance teachers' capacities and students' competencies in basic language skills, such as Listening, Speaking, Reading and Writing (LSRW) through the ERP kits. These kits were distributed across 100 pilot schools in Kamrup district with 239 English Teachers being trained and 14,000 students in Classes I-V being benefitted from the programme.



A Master Trainer of the English Relay Programme demonstrating alternative teaching methods to improve learning effectiveness among children

2. Primary Health

i) Outpatient Healthcare Programme, Odisha & Gujarat:

The Rashtriya Swasthya Bima Yojana (RSBY) unit of Ministry of Labour and Employment (MoLE), in partnership with Microinsurance Innovation Facility of International Labour Organisation (ILO) and ICICI Foundation, successfully launched the Outpatient Healthcare Pilot project. The project has sought to provide outpatient benefits to the marginalised people belonging to the Below Poverty Line (BPL) segment. The pilot was initiated in the districts of Puri in Odisha and Mehsana in Gujarat. It had the following objectives:

- To improve health seeking behaviour among people belonging to BPL and other marginalised segments
- To ensure delivery of quality healthcare to them
- To reduce out-of-pocket expenses for quality healthcare



Under the pilot more than 91,400 beneficiaries in Puri and around 49,000 in Mehsana have utilised RSBY outpatient services, till February 2013. With high satisfaction levels among beneficiaries and the healthcare providers, the initiative is proposed to be scaled-up in the coming months.

Implemented by ICICI Lombard General Insurance Company (ICICI General) on an insurance model in partnership with Central and State Governments, the programme uses the RSBY platform for technology and infrastructure.

ICICI Foundation, which funds the insurance programme, is the Chief Learning Partner and is responsible for the research and evaluation of this project. Based on the encouraging outcome of the pilot project, the Central Government has decided, in principle, to incorporate outpatient care in the RSBY programme.

Encouraged by the success of the outpatient healthcare pilot project, states such as Punjab, Uttarakhand, Mizoram and Andhra Pradesh have carried out similar experiments. The decision to extend outpatient healthcare facilities in all the RSBY hospitals will add a new dimension to the scheme.

ii) Strengthening Convergent Action for Reducing Child Undernutrition (SCARCU), Rajasthan:

For the past 35 years, India has been fighting against malnutrition through the Integrated Child Development Scheme (ICDS). However, under-nutrition still continues to remain unacceptably high especially in rural and tribal areas. Improvement in child nutrition can only be achieved by working on a comprehensive model for prevention, management and treatment of malnutrition and childhood illnesses.

Inaugural ceremony of ICICI Foundation's Strengthening Convergent Action for Reducing Child Undernutrition programme, in partnership with Government of Rajasthan

ICICI Foundation has been working on a three-year convergent health and nutrition project in Baran, Rajasthan. The SCARCU programme of the Foundation works with active involvement of ICDS and National Rural Health Mission (NRHM) departments along with the Health Department, Government of Rajasthan. This is being implemented in 253 Anganwadi Centres (AWC) across Shahabad and Kishanganj blocks of Baran district, in partnership with Department of Women and Child Development (WCD) and the Medical Health and Family Welfare Department, Government of Rajasthan.

HIGHLIGHTS

- Capacity building of the Anganwadi Workers
- Severely Acute Malnourished (SAM) children are being identified and referred to either Primary Health Centres (PHC) or Malnutrition Treatment Centres (MTC) for treatment
- Under the programme, health of these children is continuously monitored even after discharge
- Poshan Marg©, an Information and Communications Technology (ICT) based interactive platform for data collection and analysis, is being implemented across the 253 AWCs covered under the programme

iii) Apna Clinic:

Apna Clinic, an ICICI Foundation initiative, provides healthcare and counselling on health, hygiene and road safety to truckers passing through Transport Nagar at Nigdi in Pune, Maharashtra. Commenced in 2011, Apna Clinic is a three-year pilot project which strives to increase health-seeking behaviour

among long route truck drivers and improve their knowledge on road safety. The clinic provides a friendly environment for truck drivers to visit and interact with fellow truckers and to receive counselling from qualified doctors and health and hygiene specialists. Apart from clinical services, yoga and training sessions are also conducted at the clinic premises for these truckers.



Truckers availing services on healthcare, hygiene and road safety at Apna Clinic

Since its launch in 2011, the project has touched the lives of 20,000 truckers through various activities. Around 10,830 truckers have availed treatment at the clinic for illnesses like viral fever and malaria. Those suffering from chronic problems are referred to doctors and hospitals in the referral list where they receive treatment at nominal charges. Under this initiative:

- 2,000 truckers have undergone diagnostic tests
- 83 health camps were conducted that reached out to 1,634 truckers
- 347 yoga sessions have been conducted for 2,729 truckers
- 691 health games have been conducted for 15,550 truckers
- 463 street plays have been conducted

3. Sustainable Livelihoods

Rural Self-Employment Training Institute (RSETI):

The RSETIs at Udaipur and Jodhpur districts were taken over by ICICI Bank in May 2010 after the merger of Bank of Rajasthan with ICICI Bank. ICICI Foundation has been managing these RSETIs on behalf of ICICI Bank since 2011. Both the RSETIs adhere to guidelines issued by National Institute of Rural Development (NIRD) by conducting training programmes primarily for the rural and marginalised youth. Like other RSETIs, these are monitored by the National Academy of RUDSETI (Rural Development and Self Employment Training Institute), also referred to as NAR.

RSETIs offer intensive short-term residential training and on-location training courses in various vocations. Some of these programmes are mobile repairing, electrical wiring, masonry, leather goods manufacturing, dairy management, vermin composting, food preservation, tailoring, hand embroidery, bag making, beauty parlour training and bamboo products manufacturing. The focus of the programme is on market demand-based training, wherein requirement of various local employers is mapped for developing relevant and contextual curricula for training of the youth. This initiative has ensured better employability of the youth trained by the RSETIs. ICICI Foundation also provides placement support to the trainees. Another initiative is the introduction of Satellite Centres which brings 'training-at-doorstep' model to the youth. Several such centres have already



A joint initiative between RSETI and Department of Forests, Rajasthan provides sustainable livelihoods options in bamboo-based enterprises

been set up. The vocational training courses are further enriched to include sessions on financial literacy, yoga and physical education. Over 70% of the trainees are already placed in jobs. Credit linkages are also being provided to entrepreneurs wishing to start their own enterprises.

HIGHLIGHTS



- NAR has commended both RSETIs for outstanding performance
- RSETIs and Satellite Centres in Udaipur and Jodhpur districts are currently training our 350 beneficiaries per month
- The training capacity is being scaled up

4. Financial Inclusion

Under ICICI Foundation, the Financial Literacy Programme has been rolled out as an integral part of the RSETI courses in Udaipur and Jodhpur. Financial literacy modules have also been developed for women members of Self Help Groups (SHGs) and students of Classes XI and XII in Baran district, Rajasthan. The programme aims to reach out to all the 10,000 members of the selected SHGs and 2,500 school students. It focusses on imparting awareness about the basics of finance and the usage of organised banking and insurance channels.

5. Other Programmes

i) ICICI Fellows:

Initiated in 2010, ICICI Fellows is a pioneering youth leadership programme which aims to create socially responsible leaders with a passion for development. The programme includes a mix of classroom training and on-the-job project internship with NGOs working in rural areas. The development projects with NGOs are interspersed with modules on management training and leadership development as well. It targets graduates in the age group of 21-28 years who have displayed a good academic record and leadership qualities. The third batch of ICICI Fellows is undergoing training. ICICI Foundation will continue to train and mentor them to help them bring about positive change in their chosen fields.



Ms Chanda Kochhar, MD & CEO of ICICI Bank with the first batch of ICICI Fellows at their convocation ceremony in June 2012

ii) Blood Donation:

ICICI Foundation partnered with the State Blood Transfusion Council (SBTC) to organise blood donation drives at ICICI Bank offices across the Mumbai Metropolitan Region. The blood donated by the Bank's employees is supplied to SBTC's premier blood bank, Mahanagar Rakthpedhi, which provides safe blood at nominal price to people of all socio-economic backgrounds in



A total of 2,662 ICICI Bank employees participated in the blood donation camps

Mumbai. Commenced in 2011, a total of 2,662 employees have so far participated in these blood donation camps.

iii) Inclusive India Series:
In order to create awareness about inclusive growth across the country, ICICI Foundation partnered CNBC TV18 to create a programme called 'Inside India - Ideas for Inclusive Growth'. This three-part initiative included the Inside India TV series, the Inside India Summit in New Delhi and the Inclusive India Awards in Mumbai. A viewership market survey conducted by Nielsen to assess the impact of the social sector programmes supported by the ICICI Group has shown positive results.

ICICI BANK

1. Financial Inclusion

ICICI Bank's initiative on Financial Inclusion (FI) aims to provide banking services to the unbanked and underbanked population. The FI strategy hinges on three key pillars: providing basic banking services to villagers and urban poor, increasing penetration of credit products for these customers and innovative use of technology solutions to reduce costs of providing these services.

The Bank has been providing basic financial services to the unbanked and underbanked population comprising small and marginal farmers, daily wage labourers, beneficiaries of government schemes and the urban poor. Around 47% of the Bank's branches are in rural and semi-urban areas.

The Bank's rural branch network is being extended to unbanked villages. The Bank has opened 131 Gramin branches at unbanked villages in the states of Punjab, Rajasthan, Madhya Pradesh, Maharashtra, Gujarat, Andhra Pradesh, Tamil Nadu, Odisha, West Bengal and Karnataka. The Bank is working with over 25 Business Correspondents (BCs) who have a network of over 7,500 Customer Service Points (CSPs), covering more than 13,500 villages across India.

Through its branches and BC network, the Bank has facilitated the opening of about 14.9 million basic savings bank deposit accounts. The branches partner with BCs to deliver savings products to low-income customers. The Bank's micro savings products include micro savings accounts, fixed deposits, recurring deposits, insurance and electronic benefit transfer of different Government subsidies and payments.

A key pillar of the FI plan is the Bank's ability to innovate platforms to facilitate remittance services. Its 'Mobile Money' platform, offered in conjunction with leading telecom network providers, has been specifically designed for the unbanked population. This enables customers to transfer money in a safe, secure and instant manner through their mobile phones without getting connected to data services.

2. Payroll Giving

Since 2003, ICICI Bank has been facilitating employee donations to various social causes to make a difference through monthly contributions. This has been enabled through GiveIndia, an e-platform where one can choose from a wide range of social causes espoused by more than 150 charities. During fiscal 2013, 6,500 employees participated in the payroll-giving programme and contributed around ₹ 10 million. Employees contribute a part of their monthly salary to various charities through GiveIndia by participating in the payroll giving programme. The Bank's employees

also celebrated the 'Joy of Giving Week' during October 2-8, 2012 in partnership with GiveIndia.

ICICI PRUDENTIAL LIFE INSURANCE COMPANY (ICICI LIFE)

At ICICI Life, sustainability is an integral part of business. ICICI Life serves over eight million customers and fulfills their needs for protection, health and retirement solutions through a gamut of savings and investment products. Its Corporate Social Responsibility (CSR) policy is also committed towards supporting the under-served communities by protecting their livelihood and healthcare needs, while also supporting children and the elderly.

During fiscal 2013, ICICI Life has taken ahead the goal of financial inclusion by way of distribution of its micro insurance product, Sarva Jana Suraksha. The product was distributed through a wide network of over 60 partners to more than 296,000 rural customers spread across 10 states.

The Company also partnered with a hospital to offer subsidised/free dialysis treatment to over 3,300 diabetic patients near Bangalore. Additionally, support was extended towards the education of 650 underprivileged children through scholarships and mid-day meal programmes in Mumbai and Hyderabad. A key aspect of its CSR vision is to let the employees embrace the spirit of giving. The Company runs a payroll giving programme and encourages employee volunteering, such as offering fellowship for the Teach for India initiative.

ICICI LOMBARD GENERAL INSURANCE (ICICI GENERAL)

ICICI General has been working actively towards the achievement of Financial Inclusion through various Government-funded mass health insurance schemes. In fiscal 2013, ICICI General covered 5.4 million families in 65 districts across seven states and union territories under the RSBY programme. It also provided insurance to 1.8 million handloom weavers and ancillary workers under a designated health insurance scheme. Apart from mass health insurance schemes, ICICI General also provides weather insurance. It has pioneered an index-based crop insurance, covering nearly three million farmers across 81 districts in 12 states.

Vision

To be the leading provider of financial services in India and enhance our positioning among global banks through sustainable value creation.

Mission

To create value for our stakeholders by:

- being the financial services provider of first choice for our customers by delivering high quality, world-class products and services
- playing a proactive role in the full realisation of India's potential and contributing positively in all markets where we operate
- maintaining high standards of governance and ethics; and balancing growth, profitability and risk to deliver and sustain healthy returns on capital

"Licensed to post under prepayment of postage in cash system under License No.MR/Tech/ICICI Bank/A.R./Prepaid/2013 "

ICICI BANK LIMITED
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

www.icicibank.com

Business Responsibility Report

Section A: General Information about the Company

1. **Corporate Identity Number (CIN) of the Company:** L65190GJ1994PLC021012

2. **Name of the Company:** ICICI Bank Limited

3. **Registered address:** Landmark, Race Course Circle, Vadodara-390007

4. **Website:** www.icicibank.com

5. **E-mail id:** companysecretary@icicibank.com

6. **Financial Year reported:** 2012-2013

7. **Sector(s) that the Company is engaged in (industrial activity code-wise):** Code: 64191-ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

8. **List three key products/services that the Company manufactures/provides:**
 ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including retail banking, corporate banking and treasury operations.

9. **Total number of locations where business activity is undertaken by the Company**
 i. **Number of International Locations** (Provide details of major 5)
 ICICI Bank has banking subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Financial Center, Hong Kong, Singapore, Sri Lanka, Qatar Financial Centre and the United States, and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. ICICI Bank's subsidiary in the United Kingdom has a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.
 ii. **Number of National Locations**
 At March 31, 2013, ICICI Bank had had a network of 3,100 branches and 10,481 ATMs and a presence in 1,752 locations in India.

10. **Markets served by the Company – Local/State/National/International/**
 ICICI Bank serves customers in national and international locations.

Section B: Financial Details of the Company

1. **Paid up Capital (INR): ₹ 11.54 billion**

2. ***Total Turnover (INR): ₹ 484.21 billion**

3. **Total profit after taxes (INR): ₹ 83.25 billion**
 *Total turnover represents the sum of "Interest earned" (Schedule 13 of the accounts) and "Other income" (Schedule 14 of the accounts).

4. **Total Spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)**

 During the year ended March 31, 2013 (FY2013), the Bank has spent an amount equivalent to approximately 1.4% of its profit after tax for FY2013 and approximately 1.8% of its average profit after tax the three financial years ending March 31, 2011, March 31, 2012 and March 31, 2013, including expenditure on activities undertaken by the Bank and contributions to the ICICI Foundation for Inclusive Growth.

5. **List of activities in which expenditure in 4 above has been incurred:**

 The corporate social responsibility initiatives of the Bank, directly and through the ICICI Foundation for Inclusive Growth focus on elementary education, sustainable livelihoods, primary healthcare and financial inclusion.

Section C: Other Details

1. **Does the Company have any Subsidiary Company/ Companies?**

 Yes

2. **Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s)**

 The major domestic subsidiaries of the Bank contribute to the corpus of the ICICI Foundation for Inclusive Growth.

3. **Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities? [Less than 30%, 30-60%, More than 60%]**

 No

Section D:BR Information

1. **Details of Director/Directors responsible for BR**

 a) **Details of the Director/Director responsible for implementation of the BR policy/policies**

 Certain of the principles or components of the principles of the National Voluntary Guidelines (NVGs) on social, environmental and economic responsibilities of business have more relevance to a manufacturing company and the same has been specified under the respective sections. The Company has in place the policies and processes to address such principles of the National Voluntary Guidelines (NVGs) on social, environmental and economic responsibilities of business which are applicable.

 - DIN Number: 00066009
 - Name: Mr. N. S. Kannan
 - Designation: Executive Director & CFO

b) Details of the BR head

S. No	Particulars	Details
1	DIN Number (if applicable)	03620913
2	Name	Mr. Sandeep Batra
3	Designation	Group Compliance Officer & Company Secretary
4	Telephone number	022-26537858
5	E-mail id	companysecretary@icicibank.com

2. Principle-wise (as per NVGs) BR Policy/policies (Reply in Y/N)

The National Voluntary Guidelines (NVGs) on social, environmental and economic responsibilities of business prescribed by the Ministry of Corporate Affairs advocates the nine principles (detailed below) as P1-P9 to be followed:

P1	Businesses should conduct and govern themselves with Ethics, Transparency and Accountability
P2	Businesses should provide goods and services that are safe and contribute to sustainability throughout their life cycle
P3	Businesses should promote the wellbeing of all employees
P4	Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.
P5	Businesses should respect and promote human rights
P6	Business should respect, protect, and make efforts to restore the environment
P7	Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner
P8	Businesses should support inclusive growth and equitable development
P9	Businesses should engage with and provide value to their customers and consumers in a responsible manner

The principle wise responses are mentioned in the Annexure to this report.

2a. If answer to S.No. 1 against any principle, is 'No', please explain why: (Tick up to 2 options)- Please see Note below $

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The company has not understood the Principles									
2.	The company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles									
3.	The company does not have financial or manpower resources available for the task									
4.	It is planned to be done within next 6 Months									
5.	It is planned to be done within the next 1 year									
6.	Any other reason (please specify)- $									

$ The Company has answered "No" for the principles P2, P4, P6, P7 and P8 and the reasons for the same are mentioned in notes P2, P4, P6, P7 and P8 in the Annexure to this report.

3. **Governance related to BR**
 - **Indicate the frequency with which the Board of Directors, Committee of the Board or CEO to assess the BR performance of the Company. Within 3 months, 3-6 months, Annually, More than 1 year**

 Annually
 - **Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?**

 This Business Responsibility Report is the first report being published by the Bank and the hyperlink for viewing the report is http://www.icicibank.com/aboutus/annual.html.

Section E: Principle-wise performance

Principle 1

1. **Does the policy relating to ethics, bribery and corruption cover only the company? Yes/ No. Does it extend to the Group/Joint Ventures/ Suppliers/Contractors/NGOs /Others?**

 The Bank is committed to act professionally, fairly and with integrity in all its dealings. The Bank, through the Group Code of Business Conduct & Ethics, has adopted a 'zero-tolerance' approach to bribery and corruption. The Bank has put in place an 'Anti-Bribery and Anti-Corruption Policy', which sets forth obligations on part of every employee for prevention, detection and reporting of any act of bribery or corruption. The Group Code of Business Conduct & Ethics which captures the behavioural and ethical standards along with the 'zero tolerance' towards bribery covers all subsidiaries of the Bank. The Code is applicable to directors and employees of the Bank as well as the directors and employees of the subsidiary companies.

2. **How many stakeholder complaints have been received in the past financial year and what percentage was satisfactorily resolved by the management?**

 With respect to employees, the Bank has a mechanism as provided under the Whistle Blower Policy whereby employees can raise their concerns. A report on the concerns received and the manner in which they are dealt with is periodically reported to the Audit Committee.

 The number of complaints received from shareholders in FY2013 was 127 and all the complaints have been resolved.

Principle 2

1. **List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities:**

 The Bank's Rural & Inclusive Banking Group focuses on rural and below poverty line customers. For details, please refer the "Business Overview" section of the Annual Report. The Bank has also provided concessional/ interest free loans to support other financial inclusion initiatives.

 The Bank's Technology Finance Group supports research & development and sanctions assistance to projects in the clean energy and renewable energy sectors.

 The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. For details, please refer the "Promoting Inclusive Growth" section of the Annual Report.

2. **For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product(optional):**

 Considering the nature of business of the Bank and the products/initiatives referred to above, the questions below are not applicable to the Bank.

i. **Reduction during sourcing/production/ distribution achieved since the previous year throughout the value chain?**

NA

ii. **Reduction during usage by consumers (energy, water) has been achieved since the previous year?**

NA

3. **Does the company have procedures in place for sustainable sourcing (including transportation)?**

NA

4. **Has the company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work?**
If yes, what steps have been taken to improve their capacity and capability of local and small vendors?

NA

5. **Does the company have a mechanism to recycle products and waste? If yes what is the percentage of recycling of products and waste (separately as <5%,5-10%, >10%). Also, provide details thereof, in about 50 words or so.**

NA

Principle 3

1. **Please indicate the total number of employees:**

The Bank had 62,065 employees at March 31, 2013.

2. **Please indicate the total number of employees hired on temporary/contractual/ casual basis:**

The number of such employees at March 31, 2013 was 715.

3. **Please indicate the number of permanent women employees:**

The Bank had 14,655 women employees at March 31, 2013.

4. **Please indicate the number of permanent employees with disabilities:**

The Bank does not specifically track the number of disabled employees. The Bank is an equal opportunity employer and treats all employees at par. Based on the income tax declarations which enable claiming income tax deduction for self disability, the Bank has approximately 60 such employees.

5. **Do you have an employee association that is recognised by management:**

No

6. **What percentage of your permanent employees are members of this recognised employee association?:**

NA

7. **Please indicate the number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year.**

The Bank neither engages in any form of child labour/forced labour/involuntary labour nor adopts any discriminatory employment practices. The Bank has a proper framework for dealing with instances relating to sexual harassment and has resolved all complaints filed during the financial year.

8. **What percentage of your under mentioned employees were given safety and skill up-gradation training in the last year?**

Permanent employees
Permanent women employees
Casual/temporary/contractual employees
Employees with disabilities

Employee health and safety is of primary importance to ICICI Bank. The Bank conducts robust and periodic trainings like advanced and basic fire safety training, first aid and Cardio Pulmonary Resuscitation (CPR) training and evacuation related training for floor marshals and employees across its offices and branches. Comprehensive safety training is conducted for women employees where they are trained on situation reaction and self defense and updated on legal provisions relevant to their safety.

The Bank also has training centres, where various training programmes designed to meet the changing skill requirements of its employees are conducted. These training programmes include orientation sessions for new employees, programmes conducted by various functional academies, leadership mentoring programmes and other management development programmes for mid-level and senior executives. In addition to classroom training, e-learning programmes are also available for employees.

Based on the requirements from time to time, the Bank also designs internal leadership mentoring programmes/workshops along with reputed institutions. Leadership engagement sessions are also organised where senior/middle management employees interact with leaders from various domains like management, academics, sports, aeronautics & space and cinematography so as to gain insight into their leadership perspective.

In FY2013, the Bank delivered an average of 8.6 learning & development mandays across all of its 62,065 employees including permanent women employees and employees with disabilities. The total training delivered across class room and e-learning modules aggregated to 531,353 mandays.

The Bank also conducts fire safety training for floor marshals and security staff in large towers and during FY2013, significant number of branches and staff were imparted the training. The Bank also has tie ups with vendors to educate and demonstrate use of fire fighting equipment to branch staff.

On women safety, the Bank has initiated self defence programs which was conducted for women employees in Mumbai and Delhi. Around 19 batches of such program have been organised and dedicated efforts are on to progressively enhance the coverage.

Principle 4

1. **Has the company mapped its internal and external stakeholders? Yes/No-**

 Yes

2. **Out of the above, has the company identified the disadvantaged, vulnerable & marginalised stakeholders.**

 Reserve Bank of India (RBI) has prescribed guidelines on financial inclusion, priority sector lending, lending to weaker section etc which guides the Bank in identifying its disadvantaged, vulnerable and marginalised stakeholders.

3. **Are there any special initiatives taken by the company to engage with the disadvantaged, vulnerable and marginalized stakeholders. If so, provide details thereof, in about 50 words or so.**

 The Bank's Rural & Inclusive Banking Group focuses on rural and below poverty line customers. For details, please refer the "Business Overview" section of the Annual Report.

Principle 5

1. **Does the policy of the company on human rights cover only the company or extend to the Group/Joint Ventures/Suppliers/Contractors/NGOs/Others?**

 The Group Code of Business Conduct & Ethics (Code) which is adopted by the Bank and all its subsidiary companies addresses the requirements of this principle. It ensures diversity of workplace through efforts to recruit, develop and retain the most talented people from a diverse candidate pool. It upholds the principle that advancement is based on talent and performance and there is a commitment to equal opportunity. The Code also emphasizes on prohibition of harassment and intimidation and safety at the workplace. It discourages conducts that implies granting or withholding favours or opportunities as a basis for decisions affecting an individual, in return for that individual's compliance.

 The Bank follows the code of commitment issued by The Banking Codes and Standards Board of India which covers aspects like good and fair banking practices, transparency in services and products, high operating standards, cordial relationship with consumers and measures which build confidence of the consumer in the banking system.

2. **How many customer complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?**

 Off the 3,837 complaints outstanding at the beginning of the year and 101,408 complaints received during the year, 102,617 complaints have been resolved.

Principle 6

1. **Does the policy related to Principle 6 cover only the company or extends to the Group/Joint Ventures/Suppliers/Contractors/NGOs/others.**

 As outlined under Principle 2, the aspects outlined under this Principle are not relevant to the Bank given the nature of its business. The Bank complies with applicable environmental regulations in respect of its premises and operations. Further, the Bank participates in initiatives towards addressing environmental issues.

2. **Does the company have strategies/ initiatives to address global environmental issues such as climate change, global warming, etc? Y/N. If yes, please give hyperlink for webpage etc. Yes**

 Yes, the Bank participates in several initiatives in the area of environmental sustainability. The Bank has been implementing programmes on behalf of the Government of India with the primary objective of reducing emissions and environmental pollution. The Bank has been supporting initiatives in the area of clean technology and energy efficiency by utilising credit lines from various bilateral and multilateral agencies. Some of the critical initiatives that the Bank has taken in this direction over the years include the introduction of environmental management codes (ISO 14000) and clean coal concepts like coal washeries and coal bed methane for the first time in the country. The Bank had also played a significant role in the development of India's first electric passenger car and in setting up the Bureau of Energy Efficiency, India's nodal agency for energy conservation. The Bank had also supported setting up India's first centre to rate green buildings - the Confederation of Indian Industry Green Business Centre at Hyderabad. The Bank supports client companies in their efforts to undertake sustainability initiatives by rendering necessary financial assistance. The Bank has also taken several initiatives such urging customers to opt for e-statements, despatch of annual reports to shareholders in electronic mode and leveraging technology to provide banking services through ATMs, internet and mobile banking, thereby reducing wastage of natural resources as well as time and cost for customers.

3. **Has the company undertaken any other initiatives on – clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc.**

 As outlined above, the Bank participates in several initiatives in the area of environment sustainability.

4. **Are the Emissions/Waste generated by the company within the permissible limits given by CPCB/SPCB for the financial year being reported?**

 The above question has limited relevance to the Bank as it is not a manufacturing company. The Bank complies with applicable environmental regulations in respect of its premises and operations.

5. **Number of show cause/ legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year.**

 The above question has limited relevance to the Bank as it is not a manufacturing company. The Bank complies with applicable environmental regulations in respect of its premises and operations. There were no outstanding notices at March 31, 2013.

6. **Does the company identify and assess potential environmental risks? Y/N**

 The Bank complies with applicable environmental regulations in respect of its premises and operations. The Bank is aware of the potential environmental risks and participates in initiatives as mentioned above to address the environmental concerns. The Bank also requires the borrowers of project loans to comply with the various national environmental standards.

7. **Does the company have any project related to Clean Development Mechanism?**

 If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?

 The above question is not applicable to the Bank as it is not a manufacturing company. However, the Bank assists projects that promote bio diversity and environmental sustainability and projects that reduce green house gas emissions.

Principle 7

1. **Is your company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with:**

 The Bank is a member of various trade bodies and associations such as the Indian Banks' Association and Confederation of Indian Industry in India and Institute of International Finance.

2. **Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/No; if yes specify the broad areas (drop box: Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others)**

 The Bank, through trade bodies and associations, puts forth a number of suggestions with respect to the economy in general and the banking sector in particular. The Bank, directly, and along with the ICICI Foundation for Inclusive Growth has been working on several initiatives for promotion of inclusive growth. The Bank and ICICI Foundation partner with the state governments and other organisations to promote initiatives in the field of elementary education, sustainable livelihoods, primary health and financial inclusion. Further, the Bank provides funding for research & development and clean energy initiatives.

 The wholetime Directors and members of senior management participate in various committees/ working groups constituted by the Government of India and the Reserve Bank of India.

Principle 8

1. **Does the company have specified programmes/initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof.**

 The Bank formulates a financial inclusion plan (FIP) at a 3 year periodicity. The plan is approved by the Board of the Bank. The present FIP for the Bank is for the period FY2014-FY2016 and has been approved by the Board of the Bank at its Meeting held on February 22, 2013. The Bank has also

disaggregated its Board approved FIP targets for FY2014-16 to its controlling offices across various states.

The FIP interalia covers the following aspects:

- Quantitative plan for delivery of relevant suite of products and services
- Coverage through Bank branches and Business Correspondents (BC)
- Business models under BC
- Leveraging technology and identity solutions of the Unique Identity Authority of India (UIDAI) to cater to the identified customer segments
- Monitoring and review mechanism for implementation of FIP

For further details on initiatives taken by Rural & Inclusive Banking Group, please refer the "Business Overview" section of this Annual Report. The Bank has also provided concessional/ interest free loans to support other financial inclusion initiatives.

The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion. For details, please refer the "Promoting Inclusive Growth" section of this Annual Report.

2. Are the programmes/projects undertaken through in-house team/own foundation/external NGO/government structures/any other organization?

The projects/ programmes are undertaken primarily through in-house teams and the ICICI Foundation for Inclusive Growth, with the assistance of implementation partners as required.

3. Have you done any impact assessment of your initiative?

The Bank through its financial inclusion initiatives for serving the rural, unbanked and below poverty line customers is providing access to banking and financial services to a significant number of customers, providing them access to savings and credit products. The results of these initiatives are reviewed periodically In addition, the ICICI Foundation for Inclusive Growth assesses the impact of all programmes undertaken by it. Baseline and endline research studies, process documentation and impact evaluation are carried out for the initiatives undertaken by ICICI Foundation.

4. What is your company's direct contribution to community development projects- Amount in INR and the details of the projects undertaken.

The Bank directly undertakes activities in the area of financial inclusion. The Bank has incurred expenditure directly and made contributions to the ICICI Foundation for Inclusive Growth, aggregating ₹ 1.19 billion in fiscal 2013. The Bank has established an extensive network of rural branches, including Gramin branches in unbanked villages, as well as Business Correspondent touchpoints for providing access to banking services to customers in rural areas. The activities of the Bank include, among others, micro-savings products and transfer of government scheme payments directly to the beneficiaries' bank accounts. The Bank makes contributions to the corpus of the ICICI Foundation for Inclusive Growth which focuses primarily on elementary education, healthcare and sustainable livelihoods. The Foundation's work includes projects with State Governments to improve the quality of education in State-run schools and a pilot project to provide insured outpatient healthcare to individuals from below the poverty line. The Bank has also provided donations, grants and concessional financial assistance to other entities working on financial inclusion and other areas.

5. Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words, or so.

The Bank, through its various financial inclusion initiatives mentioned in this report, is expanding its outreach to rural and semi-urban markets and providing financial solutions to customers in this market. The banking and the financial services being provided by the Bank to the unbanked and below poverty line customers is providing an opportunity to the target customers to improve their

livelihoods. The products and services of the Bank have been well received by the customers in the target segment. With regard to ICICI Foundation for Inclusive Growth, community development forms the core of all its initiatives. The programmes are designed to reflect the needs of each target population. ICICI Foundation encourages the active engagement of key stakeholders such as the Governments, NGOs, Panchayati Raj Institutions (PRIs), communities and other local institutions in the project planning and implementation to facilitate developing and building community ownership while ensuring the sustainability of the programmes.

Principle 9

1. **What percentage of customer complaints/consumer cases are pending as on the end of financial year.**

 The Bank resolved 97.4% of customer complaints/consumer cases during the year.

2. **Does the company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A. /Remarks (additional information).**

 This aspect is not applicable as the Bank is not a manufacturing company. The Bank complies with disclosure requirements relating to its products and services.

3. **Is there any case filed by any stakeholder against the company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so.**

 In the ordinary course of banking business, several customers and borrowers have disputes with the Bank which could result in their filing a civil suit, criminal complaint or a consumer complaint alleging deficiency of services. The Bank always strives to have a cordial relationship with its customers / borrowers and attempts to have an amicable settlement of the dispute but in some cases needs to pursue legal resolution of the same.

4. **Did your Company carry out any consumer survey/consumer satisfaction trends?**

 ICICI Bank believes in measuring the satisfaction levels of customers on a continuous basis across various touch points. FOCUS (Feedback on Customer Service), is a mechanism devised to gauge the customer's feedback and satisfaction levels. Approximately 50,000 customers are contacted every month for their feedback. This feedback is analysed and insights from the same are implemented to enhance service quality.

 The Bank also conducts a detailed Customer Satisfaction Study (C-SAT) once every three years. Existing customers of various products are met for a detailed interview where their feedback regarding the product and the channel experience is obtained.

 The Bank has also constituted the branch level customer service forum - MILAP. This acts as a forum to enable interaction between the Bank's senior managers and the customers with the prime objective of obtaining customer feedback.

Annexure

S.No.	Questions	P1	P2-Please refer Note P2	P3	P4-Please refer Note P4	P5-Please refer Note P5	P6-Please refer Note P6	P7-Please refer Note P7	P8-Please refer Note P8	P9-Please refer Note P9
1.	Do you have a policy/ policies for....	Y	N	Y	N	Y	N	N	N	Y
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Y	-	Y	-	Y	-	-	-	Y
3.	Does the policy conform to any national /international standards? If yes, specify? (50 words) -Please refer Note P1	Y	-	Y	-	Y	-	-	-	Y
4.	Has the policy been approved by the Board?	Y	-	Y	-	Y	-	-	-	Y
	If yes, has it been signed by MD/owner/ CEO/appropriate Board Director?	Y	-	Y	-	Y	-	-	-	Y
5.	Does the Company have a specified committee of the Board/Director/ Official to oversee the implementation of the policy	Y	-	Y	-	Y	-	-	-	Y
6.	Indicate the link for the policy to be viewed online? Please refer Note P1	Y	-	Y	-	Y	-	-	-	Y
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Y	-	Y	-	Y	-	-	-	Y
8.	Does the company have in-house structure to implement the policy/policies.	Y	-	Y	-	Y	-	-	-	Y
9.	Does the Company have a grievance redressal mechanism related to the policy/ policies to address stakeholders' grievances related to the policy/policies?	Y	-	Y	-	Y	-	-	-	Y
10.	Has the company carried out independent audit/evaluation of the working of this policy by an internal or external agency? Please see #	Y	-	Y	-	Y	-	-	-	Y

P1	Sr No 3-The Bank has an Anti Bribery & Anti Corruption Policy, Group Code of Business Conduct and Ethics and Whistle Blower Policy. The Anti-Bribery & Anti-Corruption Policy broadly conforms to the requirements of anti-bribery statutes and the regulatory guidance issued in relation to the same.While the corporate governance requirements prescribed uder the Listing Agreement require the Bank to have a Code of Conduct, there is no prescribed standard for the same.The Group Code of Business Conduct and Ethics is based on professional and ethical standards which the Bank believes all its employees should adopt. The Whistle Blower Policy broadly conforms to the standards set by the Protected Disclosure Scheme of Reserve Bank of India. Sr No 6- The Group Code of Business Conduct and Ethics is available on the website at http://www.icicibank.com/aboutus/pdf/code_of_business_conduct_ethics.pdf. The other policies are internal documents and accessible only to employees of the organisation.
P2	Considering the nature of the Bank's business, this Principle has limited applicability to the Bank. The Bank complies with regulations governing its products and services and has taken initiatives to promote inclusive growth and environmental sustainability.
P3	Sr No 3- In line with the general laws and regulations and sound ethical practices followed nationally, the Bank has adopted employee oriented policies covering areas such as employee benefits and sexual harassment at the workplace which endeavour to provide an environment of care, nurturing and opportunity to accomplish professional aspirations.Sr No 6- These policies can be viewed online only by the employees of the organisation.
P4	The principle enunciates the aspect of being responsive towards all stakeholders especially those who are disadvantaged, vulnerable and marginalized. While the Bank does not have a specific policy in place for this, the Bank is mandated by guidelines issued by RBI on priority sector lending and financial inclusion through which various measures are being taken by the Bank to promote the well being of the disadvantaged and vulnerable stakeholders. The Bank has set processes in place to achieve the objectives addressed by this principle. In addition, the ICICI Foundation for Inclusive Growth works towards inclusive growth through interventions in areas like elementary education, sustainable livelihoods and healthcare.
P5	"Sr No 3- The Group Code of Business Conduct & Ethics (Code) which has been adopted by the Bank and all its subsidiary companies addresses the requirements of this principle. The Code emphasizes fair employment practices & diversity, fair competition, prohibition of harassment & intimidation and safety at the workplace. The Bank follows the Code of Commitment based on the standards issued by the Banking Codes and Standards Board of India which covers aspects like good and fair banking practices, transparency in services and products, high operating standards and cordial relationship with customers. The Bank is an equal opportunity employer and believes in providing a safe workplace and an enabling work environment to its employees. Sr No 6- The Group Code of Business Conduct and Ethics is available on the website at http://www.icicibank.com/aboutus/pdf/code_of_business_conduct_ethics.pdf. The Code of Commitment is available at the Bank's branches and made available to customers on their request."
P6	The aspects outlined under this Principle are not relevant to the Bank given the nature of its business. The Bank complies with applicable environmental regulations in respect of its premises and operations. Further, the Bank participates in initiatives towards addressing environmental issues.The Bank also requires the borrowers of project loans to comply with the various national environmental standards.
P7	While there is no specific policy outlined for this principle, the Bank, through trade bodies and associations, puts forth a number of suggestions with respect to the economy in general and the banking sector in particular. The Bank, directly, and along with the ICICI Foundation for Inclusive Growth has been working on several initiatives for promotion of inclusive growth.
P8	"While there is no specific policy outlined for this principle, the Bank's Rural & Inclusive Banking Group focuses on rural and below poverty line customers. The ICICI Foundation for Inclusive Growth focuses on the areas of elementary education, sustainable livelihoods, primary healthcare and financial inclusion."
P9	"Sr No 3: The Bank has a Customer Grievance Redressal Policy and a Customer Compensation Policy which conform to the guidelines issued by Reserve Bank of India Sr No 6- The two policies can be viewed online on http://www.icicibank.com/notice-board/customergrievance-redressal-policy.pdf http://www.icicibank.com/Personal-Banking/pdf/Board_Approved_Compensation_Policy.pdf"
#	All policies and processes are subject to audits and reviews done internally in the Bank from time to time